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Filed Pursuant to Rule 424B(3)
Registration No. 333-86888

$720,000,000

Offer to Exchange
7 7/8% Senior Notes due March 15, 2007 and
8 3/4% Senior Notes due March 15, 2012,
which have been registered under the Securities Act of 1933, for any and all outstanding
7 7/8% Senior Notes due March 15, 2007 and
8 3/4% Senior Notes due March 15, 2012, respectively
which have not been registered under the Securities Act of 1933, of

  •
  We will exchange all original notes that are validly tendered and not withdrawn for an equal principal amount of new notes that we have registered under the Securities Act of 1933.

  •
  This exchange offer expires at 5:00 p.m., New York City time, on October 18, 2002, unless extended.

  •
  No public market exists for the original notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

        The new notes will be unsecured and will rank equally with all our other senior unsecured indebtedness. The new notes will not be guaranteed by any of our subsidiaries. The new notes will be effectively subordinated to all of our secured debt and the existing and future liabilities of our subsidiaries to the extent of the assets of those subsidiaries.

        See "Risk Factors" beginning on page 13 for a discussion of the risks that holders should consider prior to making a decision to exchange original notes for new notes.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2002.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We are not making an offer to exchange and issue the new notes in any jurisdiction where the offer or exchange is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ii

INCORPORATION BY REFERENCE

        We are "incorporating by reference" important business, financial and other information about us into this prospectus. You may request a copy of the information we incorporate by reference into this prospectus at no cost, by writing or telephoning us at the following address and telephone number:

Alan D. Dietrich
Vice President—Legal Administration and Corporate Secretary
NorthWestern Corporation
125 S. Dakota Avenue, Suite 1100
Sioux Falls, South Dakota 57104
(605) 978-2908

        To obtain timely delivery of any information requested from us, you must request this information no later than October 11, 2002, or five business days before this exchange offer expires.

iii

SUMMARY

        This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making a decision to exchange original notes for new notes. You should read the entire prospectus carefully, including the "Risk Factors" section beginning on page 13 of this prospectus and the financial statements and notes to these statements contained or incorporated by reference in this prospectus. Unless the context requires otherwise, references to "we," "us," "our" and "NorthWestern" refer to NorthWestern Corporation and its subsidiaries and references to "NorthWestern Energy LLC" refer to NorthWestern Energy, L.L.C., our wholly-owned subsidiary, which was formerly known as The Montana Power, L.L.C.

NORTHWESTERN CORPORATION

        We are a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilation, plumbing and related services and solutions to residential and business customers throughout North America. We own and operate one of the largest regional electric and natural gas utilities in the upper Midwest of the United States. We distribute electricity in South Dakota and natural gas in South Dakota and Nebraska through our energy division, NorthWestern Energy, formerly NorthWestern Public Service, and electricity and natural gas in Montana through our wholly owned subsidiary, NorthWestern Energy LLC. We are operating under the common brand "NorthWestern Energy" in all our service territories.

        On February 15, 2002, we completed the acquisition of the electric and natural gas transmission and distribution businesses of The Montana Power Company for approximately $1.1 billion, including the assumption of approximately $488.0 million in existing NorthWestern Energy LLC debt and preferred stock, net of cash received. We intend to transfer the energy and natural gas transmission and distribution operations of NorthWestern Energy LLC to NorthWestern Corporation during 2002 and to operate its business as part of our NorthWestern Energy division. We believe the acquisition creates greater regional scale allowing us to realize the full value of our existing energy assets and provides a strong platform for future growth. Our regulated businesses contributed a majority of our consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the year ended December 31, 2001 on a pro forma basis after giving effect to the acquisition. See "Unaudited Pro Forma Combined Financial Information" included elsewhere herein and "Recent Developments—2001 Results—Unaudited Pro Forma Results" contained in Exhibit 99.9 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission, or SEC, on March 4, 2002, which is incorporated by reference herein.

        We also have investments in unregulated businesses. Our principal unregulated investment is in Expanets, Inc., or Expanets, a leading provider of networked communications and data services and solutions to medium-sized businesses nationwide. In addition, we own investments in Blue Dot Services Inc., or Blue Dot, a nationwide provider of air conditioning, heating, plumbing and related services, and CornerStone Propane Partners L.P., or CornerStone, a publicly traded master limited partnership (OTCBB: CNPP), in which we hold a 30% interest and operate through one of our subsidiaries that serves as managing general partner. CornerStone is a retail propane and wholesale energy-related commodities distributor. See "Recent Developments—CornerStone Propane Partners, L.P." and "Business—Unregulated Business—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein.

RECENT DEVELOPMENTS

NorthWestern Selects Deloitte & Touche as Independent Auditors for 2002

        Arthur Andersen LLP has served as our independent accountants since 1932. On March 14, 2002, Arthur Andersen was indicted by a federal grand jury on obstruction of justice charges arising from the government's investigation of Enron Corp. In light of recent events concerning Arthur Andersen, we dismissed Arthur Andersen as our independent public accounting firm and retained Deloitte & Touche LLP in their stead on May 16, 2002, although Arthur Andersen has audited our consolidated financial statements contained in this prospectus. The decision to change to Deloitte & Touche LLP was part of an ongoing review by our audit committee and in no way reflects on Arthur Andersen's commitment or quality of service to us. We had no disagreements with Arthur Andersen on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On June 15, 2002, Arthur Andersen was found guilty by a jury in Houston, Texas of obstructing justice. In light of the jury verdict and the underlying events, Arthur Andersen has ceased practicing before the SEC. Because it is unlikely that Arthur Andersen will survive and has not consented to the inclusion of their report in this prospectus, you are unlikely to be able to exercise effective remedies or collect judgments against them. See "Risk Factors—You are unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen and we may incur material expenses or delays in financings or SEC filings because we changed auditors."

Default Supply Proceedings

        The 1997 Montana Restructuring Act provided that customers be able to choose their electricity supplier during a transition period ending on June 30, 2007. NorthWestern Energy LLC is required to act as the "default supplier" for customers who have not chosen an alternate supplier. The Restructuring Act provided for full recovery of costs incurred in procuring a default supply portfolio of electric power and required the default supplier to propose a "cost recovery mechanism" for electrical supply procurement costs before March 30, 2002. On October 29, 2001, the former owner of NorthWestern Energy LLC filed with the MPSC its initial default supply portfolio, containing a mix of long and short-term contracts from new and existing generators. On April 25, 2002, the Montana Public Service Commission, or MPSC, approved NorthWestern Energy LLC's proposed "cost recovery mechanism" in the form filed.

        On June 21, 2002, the MPSC issued a final order approving contracts meeting approximately 60% of the default supply winter peak load and approximately 93% of the annual energy requirements, and choosing not to preapprove five proposed contracts relating to new generation construction projects, including a contract for 150 megawatts in winter and 75 megawatts in summer with Montana First Megawatts, a 240 megawatt gas-fired generation project being constructed by a NorthWestern subsidiary in Great Falls, Montana. In refusing preapproval of the new generation contracts, the MPSC stated that "prudently incurred costs related to electricity procured from new generation projects are fully recoverable in rates," but that the former owner of NorthWestern Energy LLC did not adequately document and explain its analysis and judgments which led to the specific mix of resource types, products, contract lengths, price stability, dispatchability, risk and other characteristics of the chosen portfolio. As a result of the order, NorthWestern Energy LLC will seek to obtain the remainder of the default supply portfolio through a combination of resubmitted power purchase contracts conforming to the MPSC's guidance and open market purchases. In addition, the MPSC approved our "cost recovery mechanism." Currently, NorthWestern Energy LLC is making short-term purchases to fill intermediate and peak electricity needs. These short-term purchases, along with the MPSC-approved base load supply, are being fully recovered through an annual electricity cost tracking process pursuant to which rates are based on estimated electricity loads and electricity costs for the upcoming tracking period and are annually reviewed and adjusted by the MPSC for any differences in the previous tracking year's estimates to actual information. This process is similar to the cost recovery process that has been successfully utilized for more than 20 years in Montana, South Dakota and other states for natural gas purchases for residential and commercial customers. The MPSC further stated that NorthWestern Energy LLC has an ongoing responsibility to prudently administer its supply contracts and the energy procured pursuant to those contracts for the benefit of ratepayers. We expect that the costs of the default supply portfolio and a competitive transition charge for out-of-market costs will increase residential electric rates in NorthWestern Energy LLC's service territories by less than 10% during the first year. See "Risk Factors—If the MPSC disallows the recovery of the costs incurred in entering into default supply portfolio contracts while we are required to act as the "default supplier," we may be required to seek alternative sources of supply and may not be able to fully recover the costs incurred in procuring default supply contracts, which could adversely affect our net income and financial condition."

CornerStone Propane Partners, L.P.

        On January 18, 2002, the board of directors of the general partner of CornerStone announced that it had retained Credit Suisse First Boston Corporation to review strategic options, including the possible sale or merger of CornerStone. We are the largest unitholder of CornerStone and own all of the stock of CornerStone's managing general partner. We fully support the board's action as it is consistent with our strategy to focus our resources on our energy and communications platforms. A special committee of the board of directors of the managing general partner, composed of directors that are not officers of NorthWestern, has been formed to pursue strategic options. As a result, we have recharacterized our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations. Accordingly, the results of CornerStone's operations, for all periods reported, are presented separately below income from continuing operations. In conjunction with the adoption of discontinued operations accounting for CornerStone, substantially all of our approximately $40.0 million net carrying value in the partnership was recorded as a noncash charge during the first quarter of 2002 and an additional charge of $5.1 million was recorded during the second quarter of 2002.

        On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. After this announcement, the New York Stock Exchange announced that it had suspended trading in CornerStone's publicly traded partnership units and would seek to delist the partnership units due to their low price and CornerStone's decision not to make the scheduled interest payments. We will continue to evaluate CornerStone's financial restructuring and the impact upon creditors of CornerStone, including us, and we expect to reflect any resulting financial implication in our third quarter 2002 results. For additional information relating to CornerStone, see "Business—Unregulated Businesses—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein and our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

New Credit Facility

        We entered into a credit agreement as of January 14, 2002, as amended, with Credit Suisse First Boston, ABN AMRO Bank N.V., CIBC Inc. and Barclays Capital, as co-arrangers, Credit Suisse First Boston, as administrative agent, lead arranger and sole book runner, and the banks and other financial institutions parties thereto, for the provision of a $1.0 billion credit facility with a term of 364 days following the closing of the acquisition of NorthWestern Energy LLC. Our revolving credit facility expires on February 14, 2003, although we may convert up to $225.0 million of the aggregate amount outstanding as of February 11, 2003 into a term loan on a non-revolving basis that matures on February 14, 2004. The credit facility consisted of a $280.0 million revolving credit facility and a $720.0 million acquisition term loan. We used the net proceeds from our new credit facility to fund the acquisition of NorthWestern Energy LLC, pay related transaction expenses and repay borrowings under and terminate our old credit facility with CIBC Inc. and for working capital purposes. We used the net proceeds from the sale of the original notes, together with other available cash, to refinance the $720.0 million acquisition term loan of our new credit facility. See note 4 contained in "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Borrowings—Recourse Debt."

Securities Offerings

        We completed a 3.68 million share common stock offering, including an overallotment option, in October 2001. The offering raised $74.9 million of net proceeds, after expenses and commissions. Approximately $35.0 million of these net proceeds were contributed to our Blue Dot subsidiary for the redemption of certain preferred stock and common stock pursuant to existing agreements and the remainder was used for general corporate purposes, including reducing short-term debt and amounts drawn under our old credit facility with CIBC Inc.

        On December 21, 2001, NorthWestern Capital Financing II sold 4.0 million shares of its 8 1/4% trust preferred securities and on January 15, 2002 sold an additional 270,000 shares of its 8 1/4% trust preferred securities pursuant to an overallotment option. We received approximately $102.9 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility with CIBC Inc. The 8 1/4% trust preferred securities will be redeemed either at maturity on December 15, 2031, or upon early redemption. See notes 1 and 10 contained in "Unaudited Pro Forma Combined Financial Information."

        On January 31, 2002, NorthWestern Capital Financing III sold 4.0 million shares of its 8.10% trust preferred securities and on February 5, 2002 sold an additional 440,000 shares of its 8.10% trust preferred securities pursuant to an overallotment option. We received approximately $107.4 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility with CIBC Inc. The 8.10% trust preferred securities will be redeemed either at maturity on January 15, 2032, or upon early redemption. See note 2 contained in "Unaudited Pro Forma Combined Financial Information."

        On March 13, 2002, we sold $250.0 million aggregate principal amount of our original 7 7/8% senior notes due March 15, 2007 and $470.0 million aggregate principal amount of our original 8 3/4% senior notes due March 15, 2012. We are offering to exchange the original notes for a like principal amount of the new notes in the exchange offer described in this prospectus. We received approximately $713.9 million in net proceeds from the sale of the original notes, which we used, together with approximately $6.1 million in other available cash, to repay the acquisition term loan of our new $1.0 billion credit facility. See "—New Credit Facility."

        See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information related to these securities offerings.

        We were incorporated in Delaware in 1923. Our principal office is located at 125 S. Dakota Avenue, Sioux Falls, South Dakota 57104 and our telephone number is (605) 978-2908. We maintain an internet site at http://www.northwestern.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

THE EXCHANGE OFFER

The Exchange Offer	We are offering to exchange up to $250,000,000 aggregate principal amount of our new 7 7/8% senior notes due March 15, 2007 and up to $470,000,000 aggregate principal amount of our new 8 3/4% senior notes due March 15, 2012 for up to $250,000,000 aggregate principal amount of our original 7 7/8% senior notes due March 15, 2007 and up to $470,000,000 aggregate principal amount of our original 8 3/4% senior notes due March 15, 2012, respectively, which are currently outstanding. Original notes may only be exchanged in $1,000 principal increments. In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not validly withdrawn will be exchanged.
Resales Without Further Registration	We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 provided that:
• you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;
• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you in the exchange offer, and;
• you are not our "affiliate," as defined under Rule 405 of the Securities Act of 1933.
Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.
The letters of transmittal state that, by so acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Expiration Date	5:00 p.m., New York City time, on October 18, 2002 unless we extend the exchange offer.
Accrued Interest on the New Notes and Original Notes	The new notes will bear interest from March 13, 2002 or the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor. Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.
Conditions to the Exchange Offer	If the exchange offer would not be permitted by applicable law or SEC policy, we will not be required to consummate the exchange offer. See "The Exchange Offer—Conditions."
Procedures for Tendering Original Notes	Each holder of original notes wishing to accept the exchange offer must:
• complete, sign and date the relevant letter of transmittal, or a facsimile of the relevant letter of transmittal; or
• if original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus.
You must mail or otherwise deliver the required documentation together with the original notes to the exchange agent.
Special Procedures for Beneficial Holders	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter(s) of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Guaranteed Delivery Procedures	You must comply with the applicable guaranteed delivery procedures for tendering if you wish to tender your original notes and:
• your original notes are not immediately available; or
• time will not permit your required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or
• you cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.
Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to restrictions on transfer under the Securities Act of 1933. Accordingly, the liquidity of the original notes will be adversely affected.
Material United States Federal Income Tax Consequences	The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly:
• no gain or loss will be realized by a United States holder upon receipt of a new note;
• a holder's holding period for new notes will include the holding period for original notes; and
• the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged at the time of such exchange.
See "Material United States Federal Income Tax Considerations."
Exchange Agent	JPMorgan Chase Bank (as successor to The Chase Manhattan Bank) is serving as exchange agent.
Use of Proceeds	We will not receive any proceeds from the exchange offer. See "Use of Proceeds."
Registration Rights	Additional interest with respect to the original notes shall be assessed as described below if any of the following events occur:
• on or prior to 90 days after March 13, 2002, neither the exchange offer registration statement nor a shelf registration statement has been filed with the SEC;
• on or prior to 270 days after March 13, 2002, the exchange offer has not been consummated or, if required to be filed in lieu thereof, the shelf registration statement has not been declared effective by the SEC; or
• after either the exchange offer registration statement or the shelf registration statement is declared effective,
• such registration statement thereafter ceases to be effective, or
• such registration statement or the related prospectus ceases to be usable, except as permitted in the registration rights agreement.
Additional interest shall accrue on the original notes over and above the interest set forth in the title of the notes at an annual rate of 0.25% for the first 90-day period from and including the date on which any of the previous events shall occur, and such annual rate will increase by an additional 0.25% with respect to each subsequent 90-day period until all such events have been cured, up to a maximum additional annual rate of 1.0%. See "The Exchange Offer—Terms of the Exchange Offer."

THE EXCHANGE AGENT

        We have appointed JPMorgan Chase Bank as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under The Depository Trust Company's automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

By Mail, Overnight Courier or Hand Delivery:

JPMorgan Chase Bank
GIS Unit Trust Window
4 New York Plaza, First Floor
New York, New York 10004-2413
Attention: Victor Matis
Reference: NorthWestern Corporation Exchange

By Facsimile:

(212) 623-8424 or (212) 623-8430 or (212) 623-8470
Attention: Victor Matis
Confirm by Telephone:
(212) 623-8286
Reference: Northwestern Corporation Exchange

To Confirm by Telephone or for Information:

(212) 623-8286
Reference: NorthWestern Corporation Exchange

SUMMARY TERMS OF NEW NOTES

Issuer	NorthWestern Corporation
Notes Offered	$250,000,000 aggregate principal amount of 7 7/8% notes due March 15, 2007 and $470,000,000 aggregate principal amount of 8 3/4% notes due March 15, 2012.
The form and terms of the new notes will be the same as the form and terms of the outstanding notes except that:
• the new notes will bear a different CUSIP number from the original notes;
• the new notes have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer; and
• you will not be entitled to any exchange or registration rights with respect to the new notes.
The new notes will evidence the same debt as the original notes. They will be entitled to the benefits of the indentures governing the original notes and will be treated under the indentures as a single class with the original notes. We refer to the new notes and the original notes collectively as the notes in this prospectus.
Interest	The new notes due 2007 will bear interest at the rate of 7 7/8% per annum and the new notes due 2012 will bear interest at the rate of 8 3/4% per annum, in each case from March 13, 2002. Interest on the new notes will be payable semi-annually in cash on March 15 and September 15 of each year, beginning September 15, 2002.
Ranking	The original notes are, and the new notes will be, senior unsecured obligations of NorthWestern. As such, the original notes do, and the new notes will, rank equally in right of payment with all other senior unsecured indebtedness of NorthWestern. We had total consolidated indebtedness of approximately $1.7 billion outstanding as of June 30, 2002. As of June 30, 2002, the notes would rank equally with approximately $358.3 million of our senior unsecured indebtedness, including approximately $103.3 million of indebtedness of our subsidiaries that we guarantee, including letters of credit of CornerStone guaranteed by us, as well as all of our other senior unsecured liabilities. The original notes are, and the new notes will be, effectively subordinated to all of our secured debt and the future and existing liabilities of our subsidiaries to the extent of the collateral securing that debt and the assets of those subsidiaries, respectively. As of June 30, 2002, we had approximately $141.4 million of secured indebtedness outstanding to which the notes would have been effectively subordinated to the extent of the collateral securing that indebtedness. As of June 30, 2002, the notes would have been effectively subordinated to approximately $1.1 billion of indebtedness of our subsidiaries as well as all other liabilities of our subsidiaries, to the extent of the assets of those subsidiaries. The indebtedness of our subsidiaries includes the approximately $103.3 million of indebtedness guaranteed by us identified above to which the notes rank equally with respect to the guarantees, approximately $509.3 million of indebtedness of NorthWestern Energy LLC, exclusive of cash received in the acquisition, but including approximately $65.0 million of NorthWestern Energy LLC's mandatorily redeemable preferred securities of a subsidiary trust, which we subsequently guaranteed, and approximately $446.1 million of indebtedness of CornerStone, which is reflected as a discontinued operation in our consolidated financial statements included herein. See "Risk Factors—The original notes are, and the new notes will be, effectively subordinated to all of our secured debt and the outstanding indebtedness of our subsidiaries to the extent of the assets of those subsidiaries, including NorthWestern Energy LLC" and "Description of Notes—General."

Optional Redemption	NorthWestern may redeem all or part of the new notes at its option at a redemption price equal to the greater of:
• the principal amount of the new notes being redeemed plus accrued interest to the redemption date; or
• the sum of the present values of the principal amount of the notes to be redeemed, together with scheduled payments of interest, exclusive of interest to the redemption date, from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, at the adjusted treasury rate described herein, plus accrued interest on the principal amount of the notes being redeemed to the redemption date.
See "Description of Notes—Optional Redemption."
Limitation on Liens	Subject to certain exceptions, neither we nor any of our subsidiaries may issue, assume or guarantee any secured debt, except intercompany indebtedness, without also securing the new notes, unless the total amount of all secured debt would not exceed the greater of
• 10% of the consolidated net tangible assets of NorthWestern, reduced by the amount of all indebtedness secured by utility assets, or
• $300.0 million.
See "Description of Notes—Limitation on Liens."
Ratings	The original notes are rated "BBB" with a negative outlook by Standard & Poor's, or S&P, "Baa2" with a negative outlook by Moody's and "BBB+" by Fitch. On September 3, 2002, S&P placed the ratings on our original notes on rating watch negative. On August 1, 2002, Moody's placed the ratings on our original notes under review for possible downgrade and Fitch placed the ratings on our original notes on rating watch negative. We expect the new notes to have the same ratings as the original notes. Our ratings have been obtained with the understanding that S&P, Moody's and Fitch will continue to monitor our credit ratings and will make future adjustments to the extent warranted. A rating reflects only the views of S&P, Moody's or Fitch, as the case may be, and is not a recommendation to buy, sell or hold the notes. There is no assurance that any such rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely by S&P, Moody's or Fitch, as the case may be, if, in their respective judgments, circumstances so warrant.

        For additional information regarding the notes, see the "Description of Notes" section of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical and unaudited pro forma adjusted ratios of earnings to fixed charges for the periods indicated.

        For the purpose of calculating the ratios, "earnings" consist of income from continuing operations before income taxes and before allocation of net losses to minority interests, and "fixed charges" consist of interest on all indebtedness, including trust preferred securities distribution requirements, amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor. The following ratios of earnings to fixed charges exclude the results of CornerStone, which has been treated as a discontinued operation in our consolidated financial statements.

        The unaudited pro forma adjusted ratios of earnings to fixed charges reflect our offering of 3,680,000 shares of common stock, the offering of 4,270,000 shares of 8 1/4% trust preferred securities of NorthWestern Capital Financing II, the offering of 4,440,000 shares of 8.10% trust preferred securities of NorthWestern Capital Financing III, the establishment of our new credit facility with CSFB, our acquisition of NorthWestern Energy LLC and the sale of the original notes, all as of the dates indicated and as more fully described in "Unaudited Pro Forma Combined Financial Information." Results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for a full fiscal year.

        The deficiency of one-to-one coverage was $118.2 million for the actual year ended December 31, 2001; $98.7 million for the unaudited pro forma adjusted year ended December 31, 2001; and $1.1 million for the actual year ended December 31, 2000.

        You should read the following table in conjunction with "Ratio of Earnings to Fixed Charges."

	Six Months Ended June 30, 2002	Year Ended December 31,
		2001	2000	1999	1998	1997
	(unaudited)
Ratio of earnings to fixed charges	1.23	(1.09)	0.98	2.36	3.24	3.89
Unaudited pro forma adjusted ratio of earnings to fixed charges	1.27	0.31	—	—	—	—

RISK FACTORS

        You should carefully consider the information under "Risk Factors" beginning on page 13 of this prospectus and all other information included in this prospectus prior to making a decision to exchange original notes for new notes.

RISK FACTORS

        You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus prior to making a decision to exchange original notes for new notes. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.

The original notes are, and the new notes will be, effectively subordinated to all of our secured debt and the outstanding indebtedness of our subsidiaries to the extent of the assets of those subsidiaries, including NorthWestern Energy LLC.

        The original notes are, and the new notes will be, senior unsecured obligations of NorthWestern. As such, the original notes do, and the new notes will, rank equally in right of payment with all other senior unsecured indebtedness and other unsecured liabilities of NorthWestern. As of June 30, 2002, the notes would rank equally with approximately $358.3 million of our senior unsecured indebtedness, including approximately $103.3 million of indebtedness of our subsidiaries that we guarantee, including letters of credit of CornerStone guaranteed by us, as well as all of our other senior unsecured liabilities.

        The original notes are not, and the new notes will not be, secured by any of our assets. Some of our outstanding debt, however, is secured by our assets. Holders of our secured indebtedness have a claim on the assets securing such indebtedness that is prior to the claim of the holders of the notes and would have a claim that is equal to the claim of the holders of the notes to the extent such security did not satisfy such indebtedness. As of June 30, 2002, we had approximately $141.4 million of secured indebtedness outstanding to which the notes would have been effectively subordinated to the extent of the collateral securing that indebtedness.

        The original notes are not, and the new notes will not be, guaranteed by any of our subsidiaries, including NorthWestern Energy LLC. Holders of the original notes have, and holders of the new notes will have, subordinate claims against the assets of our subsidiaries as compared to the creditors of such subsidiaries. Accordingly, the original notes are, and the new notes will be, effectively subordinated structurally to all existing and future liabilities of our subsidiaries. As of June 30, 2002, the notes would have been effectively subordinated to approximately $1.1 billion of indebtedness of our subsidiaries as well as all other liabilities of our subsidiaries, to the extent of the assets of those subsidiaries. The indebtedness of our subsidiaries includes the approximately $103.3 million of indebtedness guaranteed by us identified above to which the notes rank equally with respect to the guarantees, approximately $509.3 million of indebtedness of NorthWestern Energy LLC, exclusive of cash received in the acquisition, but including approximately $65.0 million of NorthWestern Energy LLC's mandatorily redeemable preferred securities of a subsidiary trust, which we subsequently guaranteed, and approximately $446.1 million of indebtedness of CornerStone, which is reflected as a discontinued operation in our consolidated financial statements included herein. See "Description of Notes-Ranking."

Our growth strategy is subject to risks and uncertainties, including those related to the integration of acquired businesses.

        A substantial part of our growth has been from acquisitions and a substantial part of future growth in our utility business may come from acquisitions. Pursuant to our growth strategy, we have evaluated and expect to continue to evaluate possible acquisitions on an ongoing basis and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or strategic investments.

Some of these acquisitions may be significant and might require us to raise additional equity and/or incur debt financings. Our growth strategy is subject to certain risks and uncertainties, including:

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  the future availability of market capital to fund development and acquisitions,

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  our ability to develop and implement new growth initiatives,

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  our ability to identify acquisition targets,

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  our response to increased competition,

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  our ability to attract, retain and train skilled team members,

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  governmental regulations and

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  general economic conditions relating to the economy and capital markets.

        Many of our acquisitions at Expanets and Blue Dot have involved the issuance of common stock in those subsidiaries to the sellers of the acquired businesses. Our investments in Expanets and Blue Dot are principally in the form of senior preferred stock with voting control and a liquidation preference over the common stock held by third parties. We are required to consolidate the financial results of Expanets and Blue Dot because of our voting control. The common stock issued to third parties in connection with acquisitions creates minority interests which are junior to our preferred stock interests and against which operating losses have been allocated. As of June 30, 2002, however, no remaining minority interest basis existed against which to allocate losses. Accordingly, if such subsidiaries incur operating losses in the future, unless additional minority interests are issued as a result of new acquisitions, our share of any such losses will be recognized in our operating results. See note 1 to our annual consolidated financial statements and note 2 to our quarterly consolidated financial statements included elsewhere herein.

        In addition, our acquisition activities involve the risk of successfully transitioning, integrating and managing acquired companies, including assessing the adequacy and efficiency of information, technical and accounting systems, business processes and related support functions and realizing cost savings and efficiencies from integration in excess of any related restructuring charges. We could expend a substantial amount of time and capital integrating businesses that have been acquired or pursuing acquisitions we do not consummate, which could adversely affect our business, financial condition and results of operations.

The integration and management of NorthWestern Energy LLC into our existing NorthWestern Energy division could result in the expenditure of significant additional resources and may adversely affect our results of operations and financial condition.

        Our acquisition of NorthWestern Energy LLC increased our revenues on a consolidated basis by approximately 38% on a pro forma basis for the year ended December 31, 2001 and the integration and management of NorthWestern Energy LLC into our existing NorthWestern Energy division may place significant strain on our management, financial and other resources. The integration of NorthWestern Energy LLC with our NorthWestern Energy division may involve, among other things, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some of which may be incompatible with our existing systems and therefore may need to be replaced. To the extent we are required to incur significant additional costs integrating these operations, our results of operations and financial condition could be adversely affected.

The continuing integration of the Growing and Emerging Markets, or GEM, division of Lucent Technologies, Inc. into Expanets' business could adversely affect Expanets' operations and financial condition.

        Expanets is subject to risks associated with its continuing integration of the significant acquisition of the GEM division of Lucent Technologies, Inc. and other acquired businesses into its operations. These risks include reliance upon transition services agreements entered into with the sellers of such businesses, substantial investments in corporate infrastructure systems to enable Expanets to terminate such transition services agreements and the integration of these systems into our existing operations, the successful integration of the much larger GEM business with the existing Expanets business and the successful transition of the historical GEM sales from voice equipment to relatively higher margin integrated voice and data services solutions despite weakness in the communications and data sectors generally. In particular, Expanets has undertaken a restructuring of its sales force for future growth initiatives, migration of the business to a common information technology platform and the elimination of costly transition expenses. Expanets has spent significant amounts integrating the GEM business to date. Although Expanets believes that the integration is substantially complete, we cannot assure that Expanets will not be required to incur additional costs in completing this integration. See "Business—Unregulated Businesses—Communications, Network Services and Data Solutions—Expanets." To the extent Expanets incurs significant additional costs associated with the integration of the GEM business into its business, Expanets' operations and financial condition could be adversely affected.

We may not be able to fully recover transition costs, which could adversely affect our net income and financial condition.

        Montana law requires that the MPSC determine the value of net unmitigable transition costs associated with the transformation of the former Montana Power utility business from a vertically integrated electric service company to a utility providing only default supply and transmission and distribution services. The MPSC is also obligated to set a competitive transition charge to be included in distribution rates to collect those net transition costs. The majority of these transition costs relate to out-of-market power purchase contracts, which run through 2032, that the former owner of NorthWestern Energy LLC was required to enter into with certain "qualifying facilities" as established under the Public Utility Regulatory Policies Act of 1978. The former owner of NorthWestern Energy LLC estimated the pre-tax net present value of its transition costs over the approximate 30 year period to be approximately $304.7 million in a filing with the MPSC on October 29, 2001.

        On January 31, 2002, the MPSC approved a stipulation among the former owner of NorthWestern Energy LLC, us and a number of other parties, which, among other things, conclusively established the pre-tax net present value of the retail transition costs relating to out-of-market power purchase contracts recoverable in retail rates over the next 28 years to be approximately $244.7 million. In addition, the stipulation set a fixed annual recovery for the retail transition costs beginning at $14.9 million in the first year after implementation and increasing up to $25.6 million in the fourth year and thereafter. Because the recovery stream as finalized by the stipulation is less than the total payments due under the out-of-market power purchase contracts, the difference must be mitigated or covered from other revenue sources. The pre-tax net present value of the retail transition costs approved in the MPSC stipulation is approximately $60.0 million less than the former owner of NorthWestern Energy LLC estimated in its initial filing with the MPSC. We estimate that the annual after tax differences will be approximately $1.9 million in 2002, increasing to a high of approximately $13.2 million in 2017. The estimated aggregate after tax amount of the differences over the remaining 28-year life of these contracts would be approximately $193.5 million. Although we believe we have opportunities to mitigate the impact of these differences, we cannot assure you that we will be successful. To the extent we are unable to mitigate these differences, our net income and financial condition could be adversely affected.

If the MPSC disallows the recovery of the costs incurred in entering into default supply portfolio contracts while we are required to act as the "default supplier," we may be required to seek alternative sources of supply and may not be able to fully recover the costs incurred in procuring default supply contracts, which could adversely affect our net income and financial condition.

        The 1997 Montana Restructuring Act provided that customers be able to choose their electricity supplier during a transition period ending on June 30, 2007. NorthWestern Energy LLC is required to act as the "default supplier" for customers who have not chosen an alternate supplier. The Restructuring Act provided for full recovery of costs incurred in procuring a default supply portfolio of electric power and required the default supplier to propose a "cost recovery mechanism" for electrical supply procurement costs before March 30, 2002. On October 29, 2001, the former owner of NorthWestern Energy LLC filed with the MPSC its initial default supply portfolio, containing a mix of long and short-term contracts from new and existing generators. On April 25, 2002, the MPSC approved NorthWestern Energy LLC's proposed "cost recovery mechanism" in the form filed.

        On June 21, 2002, the MPSC issued a final order approving contracts meeting approximately 60% of the default supply winter peak load and approximately 93% of the annual energy requirements, and choosing not to preapprove five proposed contracts relating to new generation construction projects, including a contract for 150 megawatts in winter and 75 megawatts in summer with Montana First Megawatts, a 240 megawatt gas-fired generation project being constructed by a NorthWestern subsidiary in Great Falls, Montana. In refusing preapproval of the new generation contracts, the MPSC stated that "prudently incurred costs related to electricity procured from new generation projects are fully recoverable in rates," but that the former owner of NorthWestern Energy LLC did not adequately document and explain its analysis and judgments which led to the specific mix of resource types, products, contract lengths, price stability, dispatchability, risk and other characteristics of the chosen portfolio. As a result of the order, NorthWestern Energy LLC will seek to obtain the remainder of the default supply portfolio through a combination of resubmitted power purchase contracts conforming to the MPSC's guidance and open market purchases. In addition, the MPSC approved our "cost recovery mechanism." Currently, NorthWestern Energy LLC is making short-term purchases to fill intermediate and peak electricity needs. These short-term purchases, along with the MPSC-approved base load supply, are being fully recovered through our annual electricity cost tracking process pursuant to which rates are based on estimated electricity loads and electricity costs for the upcoming tracking period and are annually reviewed and adjusted by the MPSC for any differences in the previous tracking year's estimates to actual information. This process is similar to the cost recovery process that has been successfully utilized for more than 20 years in Montana, South Dakota and other states for natural gas purchases for residential and commercial customers. The MPSC further stated that NorthWestern Energy LLC has an ongoing responsibility to prudently administer its supply contracts and the energy procured pursuant to those contracts for the benefit of ratepayers. We expect that the costs of the default supply portfolio and a competitive transition charge for out-of-market costs will increase residential electric rates in NorthWestern Energy LLC's service territories by less than 10% during the first year. The MPSC may disallow the recovery of the costs incurred under default supply portfolio contracts in the future, if it makes a determination that the contracts other than the contracts which were preapproved were not prudently entered into or that the contracts were not prudently administered. A failure to recover such costs could adversely affect our net income and financial condition.

We are subject to extensive governmental regulations which could impose significant costs on our operations and changes in existing regulations and future deregulation may have a detrimental effect on our business and could increase competition.

        Our operations and the operations of our subsidiary entities are subject to extensive federal, state and local laws and regulations concerning taxes, service areas, tariffs, issuances of securities, employment, occupational health and safety, protection of the environment and other matters. In addition, we are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. In the course of complying with these requirements, we may incur significant costs. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities and future changes in laws and regulations may have a detrimental effect on our business.

        The United States electric utility and natural gas industries are currently experiencing increasing competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fired generation and other factors. Competition for various aspects of electric and natural gas services is being introduced throughout the country that will open these markets to new providers of some or all of traditional electric utility and natural gas services. Competition is likely to result in the further unbundling of electric utility and natural gas services as has occurred in Montana for electricity and Montana, South Dakota and Nebraska for natural gas. Separate markets may emerge for generation, transmission, distribution, meter reading, billing and other services currently provided by electric utility and natural gas providers as a bundled service. As a result, significant additional competitors could become active in the generation, transmission and distribution segments of our industry.

        Proposals have been introduced in Congress to repeal the Public Utility Holding Company Act of 1935. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure.

Our utility business is subject to extensive environmental regulations and potential environmental liabilities, which could result in significant costs and liabilities.

        Our utility business is subject to extensive regulations imposed by federal, state and local government authorities in the ordinary course of day-to-day operations with regard to the environment, including environmental regulations relating to air and water quality, solid waste disposal and other environmental considerations. Many of these environmental laws and regulations create permit and license requirements and provide for substantial civil and criminal fines which, if imposed, could result in material costs or liabilities. We regularly monitor our operations to prevent adverse environmental impacts. We may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills and the repair and upgrade of our facilities in order to meet future requirements under environmental laws. Most of our generating capacity is coal burning.

        The Clean Air Act Amendments of 1990, which prescribe limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants, required reductions in sulfur dioxide emissions at our Big Stone plant, in which we own an approximate 23.4% interest, beginning in the year 2000. The Clean Air Act also contains a requirement for future studies to determine what, if any, limitations and controls should be imposed on coal-fired boilers to control emissions of certain air toxics, including mercury. Because of the uncertain nature the air toxic emission limits and the potential for development of more stringent emission standards in general, we cannot reasonably determine the additional costs we may incur under the Clean Air Act.

        In addition, the U.S. Environmental Protection Agency, or the EPA, listed the Milltown Reservoir, which sits behind a hydroelectric dam owned by NorthWestern Energy LLC, on its Superfund National Priority List in 1983 as a result of the collection of toxic heavy metals in the silts. The Atlantic Richfield Company, or ARCO, as successor to the Anaconda Company, has been named as the party with responsibility for completing the remedial investigation and feasibility studies and conducting site cleanup, under the EPA's direction. The former owner of NorthWestern Energy LLC did not undertake any direct responsibility in that regard, in light of a special statutory exemption from liability under CERCLA in relation to the Milltown Dam. By virtue of its acquisition of The Montana Power Company's utility business and the dam, NorthWestern Energy LLC succeeded to similar protection under this statutory exception. ARCO has argued that the former owner of NorthWestern Energy LLC should be considered a Potentially Responsible Party, or PRP, and has threatened to challenge its exempt status. ARCO and the former owner of NorthWestern Energy LLC entered into a settlement agreement to limit the former owner's and now NorthWestern Energy LLC's potential liability, costs and ongoing operating expenditures, provided that the EPA selects a remedy that leaves the dam and sediments in place in its final Record of Decision. The final Record of Decision is not expected to be issued until late 2002 or early 2003. Depending on the outcome of that decision, we may be required to defend our exempt position. We cannot assure you that we will not incur costs or liabilities associated with the Milltown Dam site in the future, some of which could be significant. We have established a reserve of approximately $20.0 million at June 30, 2002, primarily for liabilities related to the Milltown Dam and other environmental liabilities. To the extent we incur liabilities greater than our reserve, our financial condition and results of operations could be adversely affected. See "Business—Environmental."

You are unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen and we may incur material expenses or delays in financings or SEC filings because we changed auditors.

        Arthur Andersen LLP has served as our independent accountants since 1932. On March 14, 2002, Arthur Andersen was indicted by a federal grand jury on obstruction of justice charges arising from the government's investigation of Enron Corp. In light of recent events concerning Arthur Andersen, we dismissed Arthur Andersen as our independent public accounting firm and retained Deloitte & Touche LLP in their stead on May 16, 2002, although Arthur Andersen has audited our consolidated financial statements contained in this prospectus. On June 15, 2002, Arthur Andersen LLP was found guilty by a jury in Houston, Texas of obstructing justice. In light of the jury verdict and the underlying events, Arthur Andersen has ceased practicing before the SEC. Because it is unlikely that Arthur Andersen will survive, you are unlikely to be able to exercise effective remedies or collect judgments against them.

        In addition, Arthur Andersen has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

        As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent, certified public accountant. Our access to the capital markets and our ability to make timely filings with the SEC could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen. In addition, because both the partner and the audit manager who were assigned to our account have left the firm, Arthur Andersen will be unable to provide other information or documents that would customarily be received by us or underwriters in connection with financings or other transactions, including consents and "comfort" letters. As a result, we may encounter delays, additional expense and other difficulties in future financings. Any resulting delay in accessing or inability to access the public capital markets could be disruptive to our operations and could affect the price and liquidity of our securities.

We are subject to risks associated with a changing economic environment.

        In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States and the bankruptcy of several large energy and telecommunications companies, the financial markets have been disrupted in general and the availability and cost of capital for our business and that of our competitors has been adversely affected. In addition, the credit rating agencies have initiated a thorough review of the capital structure and earnings power of certain energy companies. These events could constrain the capital available to our industry and could adversely affect our access to funding for our operations, including the funding necessary to refinance our indebtedness that is scheduled to come due in 2002 and 2003. See "We will need significant additional capital to refinance our indebtedness that is scheduled to mature and for other working capital purposes, which we may not be able to obtain." The achievement of our growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be acceptable. If our ability to access capital becomes significantly constrained, our financial condition and future results of operations could be significantly adversely affected.

        The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

A downgrade in our credit rating could negatively affect our ability to access capital.

        S&P, Moody's and Fitch rate our senior, unsecured debt at "BBB" with a negative outlook, "Baa2" with a negative outlook and "BBB+," respectively. On September 3, 2002, S&P placed our ratings on rating watch negative to reflect changes in NorthWestern's plan for issuing equity and continued weakness in our unregulated businesses. On August 1, 2002, Moody's placed our ratings under review for possible downgrade and Fitch placed our ratings on rating watch negative following the announcement that CornerStone had exercised a five business day grace period with respect to interest payments on three classes of its outstanding senior secured notes. Credit ratings are dependent on a number of quantitative and qualitative factors. Moody's has stated that even though the acquisition of NorthWestern Energy LLC will benefit NorthWestern by increasing cash flow from more stable regulated operations, the reason for the negative outlook in its rating was primarily due to the combined effects of a general weakening of our credit profile over the past year and Moody's expectations for a significant increase in our debt leverage and correspondingly weaker cash flow coverage ratios in the near-term as a result of our acquisition of NorthWestern Energy LLC. Although we are not aware of any current plans of S&P, Moody's or Fitch to further lower their respective ratings on our debt, we cannot assure you that our credit ratings will not be downgraded if we do not reduce our leverage. Although none of our debt instruments contain acceleration and repayment provisions in the event of a downgrade in our debt ratings by S&P, Moody's or Fitch, if such a downgrade were to occur, particularly below investment grade, our ability to access the capital markets and utilize trade credit may be adversely affected and our borrowing costs would increase which would adversely impact our results and condition. In addition, we would likely be required to pay a higher interest rate in future financings and our potential pool of investors and funding sources could decrease.

A downgrade in our credit rating could limit our ability to pay dividends or acquire shares of our capital stock.

        If our credit rating by Standard & Poor's falls below BBB- or our credit rating by Moody's falls below Baa3, we will not be able to declare or pay dividends or make other distributions with respect to any class of our capital stock or purchase, redeem, retire or otherwise acquire any such stock, under the terms of our $280.0 million revolving credit facility. In addition, in the event of such a downgrade in our credit rating by either rating agency, we may not permit any of our subsidiaries to pay dividends or make distributions with respect to any class of its capital stock other than dividends to be paid to us or another of our wholly owned subsidiaries or acquire shares of its capital stock other than as required by existing agreements, under the terms of our credit agreement.

We have substantial indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness outstanding as a result of our acquisition of NorthWestern Energy LLC. We had total consolidated indebtedness of approximately $1.7 billion outstanding as of June 30, 2002. Our credit facility does not fully prevent us from incurring additional indebtedness and the indenture governing the notes does not prevent us from incurring additional unsecured indebtedness or indebtedness secured by our utility assets.

        Our substantial indebtedness could have important consequences to you. For example, it could:

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit our ability to borrow additional funds.

        Our failure to comply with any of the covenants contained in the instruments governing our indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding indebtedness. We may not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness.

We could enter into acquisitions, changes of control, refinancings or other recapitalizations or highly leveraged transactions that could adversely affect the trading prices of the notes and our ability to repay our obligations on the notes.

        The indenture governing the notes does not prevent us from entering into acquisitions, changes of control, refinancings or other recapitalizations or highly leveraged transactions. These transactions could increase the amount of our outstanding indebtedness or otherwise affect our capital structure or credit quality and could result in the acceleration of the indebtedness outstanding under our credit facility. If we enter into acquisitions, changes of control, refinancings or other recapitalizations or highly leveraged transactions, the trading prices of the notes and our ability to repay our obligations on the notes could be adversely affected.

We will need significant additional capital to refinance our indebtedness that is scheduled to mature and for other working capital purposes, which we may not be able to obtain.

        We have completed a number of financings during 2001 and the beginning of 2002 as discussed in "Summary—Recent Developments." In addition, we will be required to obtain significant additional capital in 2002 and 2003 to execute our business plan, including for working capital purposes and to repay existing indebtedness scheduled to mature during the year. In particular, we will be required to repay, refinance or extend the following indebtedness:

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  our $150.0 million aggregate principal amount of floating rate notes, which are scheduled to mature on September 23, 2002;

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  Montana Megawatts I, LLC's $55.0 million term loan facility, of which $27.5 million is currently scheduled to mature on September 28, 2002 and of which $27.5 million is currently scheduled to mature on September 28, 2003;

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  Expanets' $125.0 million nonrecourse equipment purchase financing facility with Avaya, which expires on December 31, 2002 and was reduced to $100.0 million on March 5, 2002, $80.0 million on April 30, 2002 and $55.0 million on August 30, 2002, and which had an outstanding balance of $39.6 million as of August 30, 2002; and

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  our new $280.0 million working capital facility, which is scheduled to mature on February 14, 2003, although we may convert up to $225.0 million of the aggregate amount outstanding as of February 11, 2003 into a term loan on a non-revolving basis that matures on February 14, 2004.

        We used the net proceeds from the issuance and sale of the original notes to refinance the term loan portion of our acquisition credit facility. In addition, we intend to raise approximately $150.0 million to $200.0 million in additional equity in 2002 and 2003, through one or more public offerings and/or private placements, and use the proceeds to retire debt and for other corporate purposes. We may also consider applying a portion of our free cash flow and/or the net proceeds from sales of non-core assets to further reduce our debt. Our ability to obtain additional financing will be dependent on a number of factors, including those discussed in "Risk Factors—We have substantial indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our operating results may fluctuate on a seasonal and quarterly basis.

        Our electric and gas utility business and, to a lesser extent, Blue Dot's HVAC business are seasonal businesses and weather patterns can have a material impact on their operating performance. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our market areas and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Similarly, Blue Dot's business is subject to seasonal variations in certain areas of its service lines, with demand for residential HVAC services generally higher in the second and third quarters. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. In the event that we experience unusually mild winters or summers in the future, we could experience an adverse effect on our results of operations and financial condition.

Changes in commodity prices may increase our cost of producing and distributing electricity and distributing natural gas or decrease the amount we receive from selling electricity and natural gas, adversely affecting our financial performance and condition.

        To the extent not covered by long-term fixed price purchase contracts, we are exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. Changes in the cost of coal and changes in the relationship between those costs and the market prices of power may affect our financial results. In addition, natural gas is a commodity, the market price of which can be subject to volatile changes in response to changes in the world crude oil market, refinery operations, supply or other market conditions. Because the rates at which we sell electricity and natural gas are set by state regulatory authorities, we may not be able to immediately pass on to our retail customers rapid increases in the wholesale cost of coal and natural gas, which could reduce our profitability.

You may have difficulty selling the original notes that you do not exchange.

        If you do not exchange your original notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act of 1933 and applicable state securities laws, or offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act of 1933. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See "The Exchange Offer—Consequences of Failure to Exchange."

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act of 1933.

        Any broker-dealer that:

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  exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the new notes, or

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  resells new notes that were received by it for its own account in the exchange offer,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act of 1933.

        In addition to broker-dealers, any noteholder that exchanges its original certificates in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction by that noteholder. See "Plan of Distribution."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, the statements under "Summary" and "Risk Factors" and located elsewhere in this prospectus or incorporated by reference herein relating to expectations of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

        Words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "targets," "will likely result," "will continue" or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management's examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our projections will be achieved.

        In addition to other factors and matters discussed elsewhere in our quarterly, annual and current reports that we file with the SEC, and which are incorporated by reference into this prospectus, some important factors that could cause actual results or outcomes for us to differ materially from those discussed in forward-looking statements include:

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  the adverse impact of weather conditions and seasonal fluctuations;

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  unscheduled generation outages, maintenance or repairs;

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  unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments;

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  developments in the federal and state regulatory environment and the terms associated with obtaining regulatory approvals and rate orders;

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  costs associated with environmental liabilities and compliance with environmental laws;

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  the rate of growth and economic conditions in our service territories and those of our subsidiaries;

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  the speed and degree to which competition enters the industries and markets in which our businesses operate;

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  the timing and extent of changes in interest rates and fluctuations in energy-related commodity prices;

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  risks associated with acquisitions, transition and integration of acquired companies, including NorthWestern Energy LLC and the GEM division of Lucent Technologies, Inc., and the implementation of information systems and realization of efficiencies in excess of any related restructuring charges;

  •
  a lack of minority interest basis, which would require us to recognize an increased share of operating losses at certain of our subsidiaries;

  •
  our ability to recover transition costs;

  •
  disallowance by the MPSC of the recovery of the costs incurred in entering into our default supply portfolio contracts while we are required to act as the "default supplier;"

  •
  disruptions and adverse effects in the capital market due to the changing economic environment;

  •
  our credit ratings with S&P, Moody's and Fitch;

  •
  potential delays in financings or SEC filings because we changed auditors;

  •
  our substantial indebtedness, which could limit our operating flexibility or ability to borrow additional funds;

  •
  our ability to obtain additional capital to refinance our indebtedness that is scheduled to mature and for working capital purposes;

  •
  changes in customer usage patterns and preferences;

  •
  possible future actions and developments at CornerStone; and

  •
  changing conditions in the economy and capital markets and other factors identified from time to time in our filings with the SEC.

        Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors.

THE EXCHANGE OFFER

Terms of the Exchange Offer

Purpose of the Exchange Offer

        We sold the original notes on March 13, 2002 in a transaction exempt from the registration requirements of the Securities Act of 1933. The initial purchasers of the original notes subsequently resold the original notes to qualified institutional buyers in reliance on Rule 144A and under Regulation S under the Securities Act of 1933.

        In connection with the sale of original notes to the initial purchasers pursuant to the Purchase Agreement, dated March 8, 2002, among us and Credit Suisse First Boston Corporation, Barclays Capital Inc., Morgan Stanley & Co. Incorporated acting as representatives and the other initial purchasers named therein, the holders of the original notes became entitled to the benefits of a registration rights agreement dated March 13, 2002, among us and the initial purchasers.

        The registration rights agreement provides that:

  •
  NorthWestern will file an exchange offer registration statement with the SEC on or prior to 90 days after March 13, 2002,

  •
  NorthWestern will use its commercial reasonable efforts to have the exchange offer registration statement declared effective by the SEC within 240 days after March 13, 2002,

  •
  unless the exchange offer would not be permitted by applicable law or SEC policy, NorthWestern will commence the exchange offer and use its commercial reasonable efforts to issue on or prior to 30 days after the date on which the exchange offer registration statement has been declared effective by the SEC, new notes in exchange for all original notes tendered prior thereto in the exchange offer, and

  •
  if obligated to file the shelf registration statement, NorthWestern will use its commercial reasonable efforts to file the shelf registration statement with the SEC as promptly as practicable but in no event more than 30 days after such filing obligation arises and to thereafter cause the shelf registration statement to be declared effective by the SEC as promptly as practicable thereafter. NorthWestern will be permitted to suspend use of the prospectus that is part of the shelf registration statement during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.

The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the registration rights agreement. This prospectus, together with the letters of transmittal, are being sent to all beneficial holders of original notes known to us.

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, we will accept all original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

        Based on no-action letters issued by the staff of the SEC to third parties we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act of 1933, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. This is true as long as the new notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution" for additional information.

        We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuers and delivering new notes to such holders.

        If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "Conditions" without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes as promptly as practicable after the expiration date.

        Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letters of transmittal, transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See "—Fees and Expenses."

Shelf Registration Statement

        Pursuant to the registration rights agreement, if

  •
  NorthWestern is not permitted to file the exchange offer registration statement or consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy,

  •
  the initial purchaser so requests with respect to original notes, including notes acquired in a private exchange, not eligible to be exchanged for new notes in the exchange offer and held by it following consummation of the exchange offer,

  •
  any holder of Transfer Restricted Securities notifies NorthWestern in writing prior to the consummation of the exchange offer that, based upon an opinion of counsel, it is not eligible to participate in the exchange offer, or, in the case of any holder, other than a broker-dealer, that participates in the exchange offer, such holder does not receive freely tradable new notes, or

  •
  the exchange offer is not consummated within 270 days after March 13, 2002, then

NorthWestern will file with the SEC a shelf registration statement to cover resales of the notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        NorthWestern will use its commercial reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC. For purposes of the foregoing, "Transfer Restricted Securities" means each original note, including notes acquired in a private exchange, until the earlier to occur of:

  •
  the date on which such original note has been exchanged by a person other than a broker-dealer for a freely tradable new note in the exchange offer,

  •
  following the exchange by a broker-dealer in the exchange offer of an original note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement,

  •
  the date on which such original note, including a note acquired in a private exchange, has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or

  •
  the date on which such original note, including a note acquired in a private exchange, is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

        A holder that sells original notes pursuant to the shelf registration statement generally must be named as a selling securityholder in the related prospectus and must deliver a prospectus to purchasers, a seller will be subject to civil liability provisions under the Securities Act of 1933 in connection with these sales. A seller of the original notes also will be bound by applicable provisions of the registration rights agreements, including indemnification obligations. In addition, each holder of original notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its original notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the registration rights agreement.

Additional Interest in Certain Circumstances

        Additional interest with respect to the original notes shall be assessed as described below if any of the following events occur:

  •
  on or prior to 90 days after March 13, 2002, neither the exchange offer registration statement nor a shelf registration statement has been filed with the SEC;

  •
  on or prior to 270 days after March 13, 2002, the exchange offer has not been consummated or, if required to be filed in lieu thereof, the shelf registration statement has not been declared effective by the SEC; or

  •
  after either the exchange offer registration statement or the shelf registration statement is declared effective,

  •
  such registration statement thereafter ceases to be effective, or

  •
  such registration statement or the related prospectus ceases to be usable, except as permitted in the registration rights agreement, in connection with the exchanges of the notes or resales of Transfer Restricted Securities, as applicable, during the periods specified therein because either any event occurs as a result of which the related prospectus forming part of such registration statement would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or it shall be necessary to amend such registration statement or supplement the related prospectus to comply with the Securities Act of 1933 or the Securities Exchange Act of 1934 or the respective rules thereunder.

        Additional interest shall accrue on the original notes over and above the interest set forth in the title of the notes at an annual rate of 0.25% for the first 90-day period from and including the date on which any of the previous events shall occur, and such annual rate will increase by an additional 0.25% with respect to each subsequent 90-day period until all such events have been cured, up to a maximum additional annual rate of 1.0%.

        The sole remedy available to the holders of the original notes will be the immediate increase in the interest rate on the original notes as described above. Any amounts of additional interest due as described above will be payable in cash on the same interest payments dates as the original notes.

Expiration Date; Extensions; Amendment

        We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the original notes. The term "expiration date" means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

        In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right

  •
  to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under "Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

  •
  to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we promptly will disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

        Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Exchange Offer Procedures

        To tender in the exchange offer, a holder must complete, sign and date the relevant letter of transmittal, or a facsimile thereof, have the signatures on the relevant letter of transmittal guaranteed if required by instruction 2 of the letters of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile or an agent's message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the original notes that such participant has received and agrees to be bound by the terms of the letters of transmittal and that we may enforce such agreement against such participant.

        The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal.

        Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

        Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

        The method of delivery of original notes and the letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

        Only a holder of original notes may tender original notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name original notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

        Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the relevant letter of transmittal and delivering its original notes, either make appropriate arrangements to register ownership of the original notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the original notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

  •
  for the account of an eligible guarantor institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by an eligible guarantor institution.

        If a letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the original notes.

        If a letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with such letter of transmittal.

        All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letters of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of original notes without cost to such holder, unless otherwise provided in the relevant letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the absolute right in our sole discretion to

  •
  purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under "Conditions," to terminate the exchange offer in accordance with the terms of the registration rights agreements and
  •
  to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

        By tendering, each holder will represent to us that, among other things,

  •
  the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,
  •
  neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such new notes,
  •
  such holder or other person is not our "affiliate," as defined under Rule 405 of the Securities Act of 1933, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable, and
  •
  if such holder is not a broker-dealer, neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes,
  •
  if such holder is a broker-dealer that receives new notes for its own account in exchange for the original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, such broker-dealer will deliver a prospectus in connection with any resale of such new notes.

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent's account with respect to the original notes in accordance with The Depository Trust Company's procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent's account at The Depository Trust Company, a letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent's message in lieu of a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        Holders who wish to tender their original notes and

  •
  whose original notes are not immediately available; or
  •
  who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or
  •
  who cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, may effect a tender if:
  •
  the tender is made by or through an "eligible guarantor institution;"
  •
  prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent receives from such "eligible guarantor institution" a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, a letter of transmittal, or facsimile thereof or agent's message in lieu of such letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letters of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and
  •
  a properly completed and duly executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered original notes in proper form for transfer or an agent's message in the case of delivery by book-entry transfer and all other documents required by the letters of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,
  •
  identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

  •
  be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender and
  •
  specify the name in which any such original notes are to be registered, if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under "Exchange Offer Procedures" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

        If we determine in our reasonable discretion that the foregoing condition exists, we may

  •
  refuse to accept any original notes and return all tendered original notes to the tendering holders,
  •
  extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or
  •
  waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

        JPMorgan Chase Bank, as successor to the Chase Manhattan Bank, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letters of transmittal should be directed to JPMorgan Chase Bank addressed as follows:

By Mail, Overnight Courier or Hand Delivery:

JPMorgan Chase Bank
GIS Unit Trust Window
4 New York Plaza, First Floor
New York, New York 10004-2413
Attention: Victor Matis
Reference: NorthWestern Corporation Exchange

By Facsimile:

(212) 623-8424 or (212) 623-8430 or (212) 623-8470
Attention: Victor Matis
Confirm by Telephone:
(212) 623-8286
Reference: NorthWestern Corporation Exchange

To Confirm by Telephone or for Information:

(212) 623-8286
Reference: NorthWestern Corporation Exchange

        JPMorgan Chase Bank is the trustee under the indenture governing the original notes and the new notes.

Fees and Expenses

        We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include fees and expenses of JPMorgan Chase Bank as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the new notes.

Consequences of Failure to Exchange

        Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act of 1933, except under an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities laws.

Regulatory Approvals

        We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act of 1933.

Other

        Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations to register the outstanding notes under the registration rights agreement entered into in connection with the offering of the original notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive the outstanding original notes in like principal amount, the terms of which are identical in all material respects to the terms of the new notes, except as otherwise described herein. The original notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued.

        The net proceeds from the sale of the original notes after deducting the discounts and commissions to the initial purchasers and estimated offering expenses was approximately $713.9 million. We used the net proceeds that we received from the sale of the original notes, together with approximately $6.1 million in other available cash, to repay the $720 million acquisition term loan portion of our new $1.0 billion credit facility, which was used to finance the cash portion of the consideration for the acquisition of NorthWestern Energy LLC. The interest rate on the $720 million acquisition term loan was 3.5% on March 13, 2002, the date the loan was repaid. As of September 9, 2002, we had $68.0 million of indebtedness outstanding and letters of credit totaling $19.6 million outstanding under the $280 million revolving credit facility portion of our new credit facility. Our revolving credit facility bears interest at a variable rate tied to the London Interbank Offered Rate plus a spread of 1.5% based on our current credit ratings and accrued interest at 3.34% per annum as of June 30, 2002. Our revolving credit facility expires on February 14, 2003, although we may convert up to $225.0 million of the aggregate amount outstanding as of February 11, 2003 into a term loan on a non-revolving basis that matures on February 14, 2004. See note 4 contained in "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Borrowings—Recourse Debt."

CAPITALIZATION

        The following table presents our unaudited consolidated short-term debt and capitalization at June 30, 2002.

        We have treated the indebtedness of NorthWestern Energy LLC as recourse to us in the following table because we intend to transfer its electric and natural gas transmission and distribution operations to NorthWestern Corporation during 2002 and to operate them as part of our NorthWestern Energy division. The following table excludes approximately $24.0 million of short-term debt and approximately $422.1 million of long-term debt of CornerStone outstanding as of June 30, 2002, which is reflected as a discontinued operation in our consolidated financial statements included herein. See "Business—Unregulated businesses—Discontinued Propane Operations—CornerStone—Recent Developments" and the Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

        You should read the following table in conjunction with "Selected Historical Financial Information," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 to the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, the combined financial statements and notes thereto of NorthWestern Energy LLC included in the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, and "Montana Power LLC Unaudited Pro Forma Combined Financial Data" contained in Exhibit 99.5 to our Current Report on Form 8-K, filed with the SEC on March 4, 2002, which is incorporated by reference herein.

At June 30, 2002
(unaudited)
(in thousands)
Short-term debt:
Short-term debt (including current portion of long-term debt)	$173,933
Short-term debt of subsidiaries-nonrecourse (including current portion of long-term debt and capital leases)(1)	137,475
Capitalization:
Long-term debt	1,396,914
Long-term debt of subsidiaries-nonrecourse	36,933
Minority interest in subsidiaries	11,106
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	370,250
Nonredeemable cumulative preferred stock	2,600
Redeemable cumulative preferred stock	1,150
Common stock equity	357,334
Total short-term debt and capitalization	$2,487,695

(1)
NorthWestern guaranteed approximately $77.3 million of the short-term debt of subsidiaries-nonrecourse at June 30, 2002. In addition, on August 20, 2002, NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under CornerStone's credit facility which NorthWestern had previously guaranteed. No further drawings may be made under this facility.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical and unaudited pro forma adjusted ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States, or GAAP, and, therefore, reflect all consolidated earnings, which consist of losses, including restructuring charges, before allocation to minority interests, and fixed charges, which consist of fixed charges associated with non-recourse obligations of our consolidated subsidiaries. The unaudited pro forma adjusted ratios of earnings to fixed charges reflect our offering of 3,680,000 shares of common stock, the offering of 4,270,000 shares of 8 1/4% trust preferred securities of NorthWestern Capital Financing II, the offering of 4,440,000 shares of 8.10% trust preferred securities of NorthWestern Capital Financing III, the establishment of our new credit facility with CSFB, our acquisition of NorthWestern Energy LLC and the sale of the original notes, all as of the dates indicated and as more fully described in "Unaudited Pro Forma Combined Financial Information."

        For the purpose of calculating the ratios, "earnings" consist of income from continuing operations before income taxes and before allocation of net losses to minority interests, and "fixed charges" consist of interest on all indebtedness, including trust preferred securities distribution requirements, amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor. The following ratios of earnings to fixed charges exclude the results of CornerStone, which has been treated as a discontinued operation in our consolidated financial statements.

        The deficiency of one-to-one coverage was $118.2 million for the actual year ended December 31, 2001; $98.7 million for the unaudited pro forma adjusted year ended December 31, 2001; and $1.1 million for the actual year ended December 31, 2000.

        Our ratios of earnings to fixed charges have declined over the past five years primarily due to the increased costs and interest expense incurred to finance our continuing investment in infrastructure at our Expanets and Blue Dot subsidiaries and the increased amortization thereon, which have adversely impacted earnings and increased our fixed charges. The increased earnings associated with our acquisition of NorthWestern Energy LLC have had a positive impact on our 2001 unaudited pro forma ratio of earnings to fixed charges and our unaudited ratio of earnings to fixed charges for the six months ended June 30, 2002, which was partially offset by the increased fixed charges associated with the financing of the acquisition.

	Six Months Ended June 30, 2002	Year Ended December 31,
		2001	2000	1999	1998	1997
	(unaudited)
Ratio of earnings to fixed charges	1.23	(1.09)	0.98	2.36	3.24	3.89
Unaudited pro forma adjusted ratio of earnings to fixed charges	1.27	0.31	—	—	—	—

SELECTED HISTORICAL FINANCIAL INFORMATION

        We derived the following selected financial information for each of the five years in the period ended December 31, 2001 from the audited consolidated financial statements contained elsewhere herein and in our Annual Reports on Form 10-K for the years ended December 31, 1998 and 1999. We derived the following selected financial information for the six month periods ended June 30, 2001 and 2002 from the unaudited consolidated financial statements contained elsewhere herein, which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Results for the six month periods ended June 30, 2001 and June 30, 2002 are not necessarily indicative of results that may be expected for the entire year.

        The following table reflects the recharacterization of our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations for all periods presented. See "Business—Unregulated businesses—Discontinued Propane Operations—CornerStone—Recent Developments" and the Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein. The information in the table below reflects the acquisition of NorthWestern Energy LLC from February 1, 2002. See "Unaudited Pro Forma Combined Financial Information" included elsewhere herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 to the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, the combined financial statements and notes thereto of NorthWestern Energy LLC included in the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, and "Montana Power LLC Unaudited Pro Forma Combined Condensed Financial Data" contained in Exhibit 99.5 to our Current Report on Form 8-K, filed with the SEC on March 4, 2002, which is incorporated by reference herein.

        You should read the following tables in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere herein.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
	(in thousands, except for per share amounts)
Income Statement Data:
Operating revenues	$175,032	$419,452	$757,940	$1,709,474	$1,723,978	$954,438	$995,765
Operating income (loss)	35,392	44,235	43,531	4,309	(96,870)	(40,337)	83,464
Net income	26,264	30,391	44,663	49,553	44,532	29,169	(13,684)
Dividends on preferred stock	212	191	191	191	191	96	96
Earnings (loss) on common stock	23,411	27,086	37,871	42,761	37,514	25,773	(27,479)
Basic earnings per common share(1)(2)	1.31	1.45	1.64	1.85	1.54	1.09	(1.01)
Diluted earnings per common share(1)(2)	1.31	1.44	1.62	1.83	1.53	1.08	(1.01)
Basic earnings per common share from continuing operations	1.22	1.40	1.61	1.85	1.59	0.96	1.13
Diluted earnings per share from continuing operations	1.22	1.39	1.59	1.83	1.58	0.95	1.13
Dividends paid per common share(1)(2)	0.933	0.985	1.05	1.13	1.21	0.595	0.635

	As of December 31,
						As of June 30, 2002
	1997	1998	1999	2000	2001
						(unaudited)
	(in thousands)
Balance Sheet Data:
Total assets	$1,106,123	$1,728,474	$1,956,761	$2,898,070	$2,634,735	$4,089,525
Long-term debt (excluding long-term debt maturities due within one year)	161,000	259,373	340,978	583,708	411,349	1,433,847
Short-term debt (including long-term debt maturities due within one year)	5,570	16,554	37,554	49,207	356,445	311,408
Total debt	166,570	275,927	378,532	632,915	767,794	1,745,255
Preferred stock not subject to mandatory redemption	3,750	3,750	3,750	3,750	3,750	3,750
Preferred stock subject to mandatory redemption	32,500	87,500	87,500	87,500	187,500	370,250
Common equity	166,603	282,134	300,371	319,549	396,578	357,334
Average shares outstanding
Basic	17,843	18,660	23,094	23,141	24,390	27,397
Diluted	17,843	18,816	23,372	23,338	24,455	27,397
Additional Information(3)
Recourse debt(4)						1,674,120
Total capitalization, excluding nonrecourse debt of subsidiaries(5)						2,405,454
Recourse debt to total capitalization, excluding nonrecourse debt of subsidiaries(4)(5)						69.6%

(1)
Adjusted for two-for-one stock split in May 1997.

(2)
Excluding the 2001 restructuring charge, basic earnings per share were $2.04 and diluted earnings per share were $2.03 for the year ended December 31, 2001.

(3)
We have provided the information contained in the Additional Information section because we believe this information provides meaningful additional information concerning our operating results and our ability to service our debt and to pay our other fixed obligations on a prospective basis. We have treated the indebtedness of NorthWestern Energy LLC as recourse to us in the Additional Information because we intend to transfer its electric and natural gas transmission and distribution operations to NorthWestern Corporation during 2002 and to operate them as part of our NorthWestern Energy division.

(4)
Recourse debt excludes nonrecourse debt of our unregulated subsidiaries, but includes guarantees from NorthWestern on nonrecourse debt of our unregulated subsidiaries, including our CornerStone subsidiary which is treated as a discontinued operation in our consolidated financial statements, as shown below (in millions):

Actual June 30, 2002
(unaudited)
Recourse debt	$1,570.8
Guarantees on nonrecourse debt	103.3

$1,674.1

(5)
Total capitalization includes recourse debt of approximately $1,674.1 million identified in note (4) above, and preferred securities, preferred stock, corporation obligated mandatorily redeemable preferred securities of subsidiary trusts and shareholders' equity of approximately $731.3 million.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following tables present our unaudited pro forma combined statements of income for the year ended December 31, 2001 and for the six months ended June 30, 2002. The unaudited pro forma combined statements of income for the year ended December 31, 2001 and for the six months ended June 30, 2002 give effect to the following transactions as if each transaction had occurred at the beginning of the respective period presented:

  •
  the following securities offerings:

  •
  270,000 shares of 8 1/4% trust preferred securities of NorthWestern Capital Financing II on January 15, 2002 pursuant to the exercise of an overallotment option and the use of the net proceeds therefrom as discussed in "Summary—Recent Developments—Securities Offerings" and

  •
  4,440,000 shares of 8.10% trust preferred securities of NorthWestern Capital Financing III on January 31, 2002 and February 5, 2002 and the use of the net proceeds therefrom as discussed in "Summary—Recent Developments—Securities Offerings" and

  •
  the following transactions:

  •
  our recent acquisition of NorthWestern Energy LLC for a purchase price of $1.1 billion, including the assumption of approximately $488 million in existing NorthWestern Energy LLC debt and preferred stock, net of cash received,

  •
  the establishment of our new $1.0 billion credit facility and the use of the net proceeds therefrom as discussed in "Summary—Recent Developments—New Credit Facility" and

  •
  the sale of $720.0 million aggregate principal amount of the original notes and the use of the net proceeds therefrom as discussed in "Summary—Recent Developments—Securities Offerings."

        In addition, the unaudited pro forma combined statement of income for the year ended December 31, 2001 gives effect to the following additional transactions as if each transaction had occurred on January 1, 2001:

  •
  the following securities offerings:

  •
  3,680,000 shares of our common stock in October 2001 and the use of the net proceeds therefrom as discussed in "Summary—Recent Developments—Securities Offerings" and

  •
  4,000,000 shares of 8 1/4% trust preferred securities of NorthWestern Capital Financing II on December 21, 2001 and the use of the net proceeds therefrom as discussed in "Summary—Recent Developments—Securities Offerings."

        The following table also reflects the recharacterization of our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations. See "Business—Unregulated businesses—Discontinued Propane Operations—CornerStone—Recent Developments" and the Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein. The unaudited pro forma combined financial information is based upon currently available information and assumptions that our management believes are reasonable. The unaudited pro forma combined financial information is prepared for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the company that would have occurred had the transactions occurred at the periods presented, nor is the unaudited pro forma combined financial information necessarily indicative of future operating results or the financial position of the combined companies. Pro forma results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for a full fiscal year.

        You should read the following tables in conjunction with "Capitalization," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 to the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, the combined financial statements and notes thereto of NorthWestern Energy LLC included in the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, and "Montana Power LLC Unaudited Pro Forma Combined Condensed Financial Data" contained in Exhibit 99.5 to our Current Report on Form 8-K, filed with the SEC on March 4, 2002, which is incorporated by reference herein.

NORTHWESTERN CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

(In Thousands, Except for Per Share Amounts)

	For the Six Months Ended June 30, 2002
	NorthWestern Corporation Actual	Securities Offerings Adjustments (1)(2)	NorthWestern as Adjusted for Securities Offerings	NorthWestern Energy LLC(3)	NorthWestern Energy LLC Purchase and New Credit Facility Adjustment(4)	NorthWestern as Further Adjusted for NorthWestern Energy LLC Purchase and New Credit Facility	Offering of the Original Notes(5)	NorthWestern Pro Forma
Operating Revenues	$995,765	$—	$995,765	$63,963	$—	$1,059,728	$—	$1,059,728
Cost of Sales	531,431	—	531,431	23,003	—	554,434	—	554,434
Gross Margin	464,334	—	464,334	40,960	—	505,294	—	505,294
Operating Expenses:
Selling, general and administrative expenses	320,981	—	320,981	19,168	—	340,149	—	340,149
Depreciation and amortization	59,889	—	59,889	4,570	—	64,459	—	64,459

	380,870	—	380,870	23,738	—	404,608	—	404,608

Operating Income (Loss)	83,464	—	83,464	17,222	—	100,686	—	100,686
Interest expense	(52,749)	489	(52,260)	(2,637)	(2,785)	(57,682)	(4,754)	(62,436)
Investment income and other	(1,803)	—	(1,803)	(109)	—	(1,912)	—	(1,912)

Income (Loss) Before Income Taxes and Minority Interests	28,912	489	29,401	14,476	(2,785)	41,092	(4,754)	36,338
Benefit (provision) for income taxes	(7,077)	111	(6,966)	(5,257)	1,086	(11,136)	1,854	(9,282)

Income (Loss) Before Minority Interests	21,835	600	22,435	9,219	(1,699)	29,955	(2,900)	27,055
Minority interests in net loss of consolidated subsidiaries	23,014	—	23,014	—	—	23,014	—	23,014

Income (Loss) from Continuing Operations	44,849	600	45,449	9,219	(1,699)	52,969	(2,900)	50,069
Discontinued operations, net of taxes and minority interests	(45,086)	—	(45,086)	—	—	(45,086)	—	(45,086)

Net Income (Loss) Before Extraordinary Item	(237)	600	363	9,219	(1,699)	7,883	(2,900)	4,983
Extraordinary item, net of tax of $7,241(6)	(13,447)	—	(13,447)	—	—	(13,447)	—	(13,447)

Net Income (Loss)	(13,684)	600	(13,084)	9,219	(1,699)	(5,564)	(2,900)	(8,464)
Minority interest on preferred securities of subsidiary trust	(13,699)	(774)	(14,473)	(458)	—	(14,931)	—	(14,931)
Dividends on cumulative preferred stock	(96)	—	(96)	—	—	(96)	—	(96)

Earnings (Loss) on Common Stock	$(27,479)	$(174)	$(27,653)	$8,761	$(1,699)	$(20,591)	(2,900)	$(23,491)

Average Common Shares Outstanding	27,397		27,397			27,397		27,397
Earnings (Loss) Per Average Common Share
Basic Earnings (Loss) per Average Common Share
Continuing operations	$1.13							$1.28
Discontinued operations	(1.65)							(1.65)
Extraordinary item(6)	(0.49)							(0.49)

Basic	$(1.01)							$(0.86)

Diluted Earnings (Loss) per Average Common Share
Continuing operations	$1.13							$1.28
Discontinued operations	(1.65)							(1.65)
Extraordinary item(6)	(0.49)							(0.49)

Diluted	$(1.01)							$(0.86)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

	For the Year Ended December 31, 2001
	NorthWestern Corporation Actual	Securities Offerings Adjustments (1)(2)(7)(8)	NorthWestern as Adjusted for Securities Offerings	NorthWestern Energy LLC(3)	NorthWestern Energy LLC Purchase and New Credit Facility Adjustment(4)	NorthWestern as Further Adjusted for NorthWestern Energy LLC Purchase and New Credit Facility	Offering of the Original Notes(5)	NorthWestern Pro Forma
Operating Revenues	$1,723,978	$—	$1,723,978	$658,130	$—	$2,382,108	$—	$2,382,108
Cost of Sales	1,069,356	—	1,069,356	327,033	—	1,396,389	—	1,396,389
Gross Margin	654,622	—	654,622	331,097	—	985,719	—	985,719
Operating Expenses:
Selling, general and administrative expenses	642,379	—	642,379	167,740	—	810,119	—	810,119
Restructuring expenses	24,916	—	24,916	—	—	24,916	—	24,916
Depreciation and amortization	84,197	—	84,197	56,725	—	140,922	—	140,922

	751,492	—	751,492	224,465	—	975,957	—	975,957

Operating Income (Loss)	(96,870)	—	(96,870)	106,632	—	9,762	—	9,762
Interest expense	(49,248)	13,517	(35,731)	(31,845)	(22,285)	(89,861)	(24,735)	(114,596)
Investment income and other	8,023	—	8,023	(221)	—	7,802	—	7,802

Income (Loss) Before Income Taxes and Minority Interests	(138,095)	13,517	(124,578)	74,566	(22,285)	(72,297)	(24,735)	(97,032)
Benefit (provision) for income taxes	42,470	1,670	44,140	(27,701)	8,691	25,130	9,647	34,777

Income (Loss) Before Minority Interests	(95,625)	15,187	(80,438)	46,865	(13,594)	(47,167)	(15,088)	(62,255)
Minority interests in net loss of consolidated subsidiaries	141,448	—	141,448	—	—	141,448	—	141,448

Income (Loss) From Continuing Operations	45,823	15,187	61,010	46,865	(13,594)	94,281	(15,088)	79,193
Discontinued operations, net of taxes and minority interests	(1,291)	—	(1,291)	—	—	(1,291)	—	(1,291)

Net Income (Loss)	44,532	15,187	59,719	46,865	(13,594)	92,990	(15,088)	77,902
Minority interest on preferred securities of subsidiary trust	(6,827)	(17,798)	(24,625)	(3,538)	—	(28,163)	—	(28,163)
Dividends on cumulative preferred stock	(191)	—	(191)	—	—	(191)	—	(191)

Earnings (Loss) on Common Stock	$37,514	$(2,611)	$34,903	$43,327	$(13,594)	$64,636	$(15,088)	$49,548

Average Common Shares Outstanding	24,390	2,934	27,324			27,324		27,324
Earnings (Loss) Per Average Common Share
Basic Earnings (Loss) Per Average Common Share
Continuing Operations	$1.59							$1.86
Discontinued Operations	(0.05)							(0.05)

Basic	$1.54							$1.81

Diluted Earnings (Loss) Per Average Common Share
Continuing Operations	$1.58							$1.86
Discontinued Operations	(0.05)							(0.05)

Diluted	$1.53							$1.81

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

NORTHWESTERN CORPORATION NOTES TO UNAUDITED
PRO FORMA COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Combined Financial Information is based on the following assumptions:

  (1)
  Reflects the receipt of $6.5 million of net proceeds, after paying the underwriting commission and estimated offering expenses totaling approximately $0.2 million, from the sale of 270,000 shares of 8 1/4% trust preferred securities of NorthWestern Capital Financing II on January 15, 2002 pursuant to the exercise of an overallotment option and the application of the net proceeds therefrom. NorthWestern Capital Financial II used the proceeds from the sale of the 8 1/4% trust preferred securities to purchase $106.8 million aggregate principal amount of our 8 1/4% subordinated debentures due December 15, 2031. We received approximately $102.9 million in net proceeds from the sale of the subordinated debentures, after paying underwriting commissions and offering expenses totaling approximately $3.9 million. We used these net proceeds for general corporate purposes and to repay a portion of the amounts outstanding under our existing credit facility with CIBC Inc. The 8 1/4% trust preferred securities are guaranteed by us and will be redeemed when the subordinated debentures are paid either at maturity on December 15, 2031, or upon early redemption. We may redeem the subordinated debentures on or after December 21, 2006 and before December 21, 2006 if certain changes in tax or investment company law occur or will occur within 90 days, in each case at a redemption price equal to 100% of the principal amount being redeemed plus accumulated and unpaid interest to the date of redemption.
  (2)
  Reflects the receipt of $107.4 million of net proceeds, after paying the underwriting commission and estimated offering expenses totaling approximately $3.6 million, from the sale of 4,440,000 shares of 8.10% trust preferred securities of NorthWestern Capital Financing III on January 31, 2002 and February 5, 2002 and the application of the net proceeds therefrom. NorthWestern Capital Financial III used the proceeds from the sale of the 8.10% trust preferred securities to purchase $111.0 million aggregate principal amount of our 8.10% subordinated debentures due January 15, 2032. We received approximately $107.4 million in net proceeds from the sale of the subordinated debentures, after paying underwriting commissions and offering expenses totaling approximately $3.6 million. We used these net proceeds for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility with CIBC Inc. The 8.10% trust preferred securities are guaranteed by us and will be redeemed when the subordinated debentures are paid either at maturity on January 15, 2032, or upon early redemption. We may redeem the subordinated debentures on or after January 31, 2007 and before January 31, 2007 if certain changes in tax or investment company law occur or will occur within 90 days, in each case at a redemption price equal to 100% of the principal amount being redeemed plus accumulated and unpaid interest to the date of redemption.
  (3)
  Reflects the results of operations of NorthWestern Energy LLC prior to February 1, 2002, which we purchased for $1.1 billion, including the assumption of approximately $488.0 million in existing NorthWestern Energy LLC debt and preferred stock, net of cash received.
  (4)
  Reflects NorthWestern's initial financing of the acquisition of NorthWestern Energy LLC and the refinancing of our old credit facility with CIBC Inc. with borrowings under our new credit facility. Borrowings under the acquisition term loan portion of our new credit facility accrued interest at a variable rate, which was 3.50% per annum as of March 13, 2002, the date the term loan was repaid. We used the net proceeds from the offering of the original notes, together with approximately $6.1 million of available cash, to repay the $720 million acquisition term loan portion of our new credit facility.

  (5)
  Reflects the receipt of approximately $713.9 million of net proceeds, after deducting the discounts and commissions to the initial purchasers and estimated offering expenses totaling approximately $6.1 million, from the sale of $720.0 million aggregate principal amount of the original notes and the use of the net proceeds therefrom. On March 28, 2002, we entered into two hedge agreements to swap the fixed interest rate on our $250 million five-year original notes to floating interest rates at the London Interbank Offered Rate plus an applicable spread, effective as of April 3, 2002. The effective interest rate on our $250 million five-year original notes was 4.17% as of August 13, 2002, after giving effect to the hedge agreements. As of September 9, 2002, we had $68.0 million of indebtedness outstanding and letters of credit totaling $19.6 million outstanding under the $280 million revolving credit facility portion of our new credit facility.
  (6)
  Reflects the recognition of deferred costs related to the repayment of the $720 million term loan portion of our new credit facility on March 13, 2002 with the proceeds from the sale of the original notes. The recognition of deferred costs resulted in an extraordinary loss of $20.6 million, net of related income taxes of $7.2 million, or $(0.49) basic and diluted earnings per share.
  (7)
  Reflects the receipt of $96.4 million of net proceeds, after paying the underwriting commission and offering expenses totaling approximately $3.7 million, from the sale of 4,000,000 shares of 8 1/4% trust preferred securities of NorthWestern Capital Financing II on December 21, 2001 and the application of the net proceeds therefrom. See note (1) above for additional information relating to the offering of 8 1/4% trust preferred securities of NorthWestern Capital Financing II.
  (8)
  Reflects the receipt of $74.9 million of net proceeds, after deducting offering expenses, from the sale of 3,680,000 shares of common stock issued in October 2001 at $21.25 per share and the application of the net proceeds therefrom.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Historical Financial Information," "Unaudited Pro Forma Combined Financial Information" and our consolidated financial statements and related notes contained elsewhere in this prospectus.

        The following discussion and analysis includes NorthWestern Energy LLC from February 1, 2002. For additional information regarding NorthWestern Energy LLC's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 to the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, the combined financial statements and notes thereto of NorthWestern Energy LLC included in the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001, which is contained in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2002, and incorporated by reference herein, and "Montana Power LLC Unaudited Pro Forma Combined Condensed Financial Data" contained in Exhibit 99.5 to our Current Report on Form 8-K, filed with the SEC on March 4, 2002, which is incorporated by reference herein.

        The following discussion and analysis reflects the recharacterization of our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations for all periods presented.

Overview

        We are a service and solutions company providing integrated energy, communications, heating, ventilation, air conditioning, plumbing and related services and solutions to residential and business customers throughout North America. We own and operate one of the largest regional electric and natural gas utilities in the upper Midwest of the United States. We distribute electricity in South Dakota and natural gas in South Dakota and Nebraska through our energy division, NorthWestern Energy, formerly NorthWestern Public Service, and electricity and natural gas in Montana through our wholly owned subsidiary, NorthWestern Energy LLC. We are operating under the common brand "NorthWestern Energy" in all our service territories. On February 15, 2002, we completed the acquisition of the electric and natural gas transmission and distribution businesses of The Montana Power Company for approximately $1.1 billion, including the assumption of approximately $488 million in existing debt and preferred stock, net of cash received. We intend to transfer the energy and natural gas transmission and distribution operations of NorthWestern Energy LLC to NorthWestern Corporation during 2002 and to operate its business as part of our NorthWestern Energy division. We believe the acquisition creates greater regional scale allowing us to more fully realize the value of our existing energy assets and provides a strong platform for future growth.

        Our principal unregulated investment is in Expanets, a leading provider of networked communications and data services and solutions to medium-sized businesses nationwide. In addition, we own investments in Blue Dot, a nationwide provider of air conditioning, heating, plumbing and related services, and CornerStone, a publicly traded limited partnership, in which we hold a 30% interest and operate through one of our subsidiaries that serves as managing general partner. CornerStone is a retail propane and wholesale energy-related commodities distributor. On January 18, 2002, the board of directors of the general partner of CornerStone announced it has retained Credit Suisse First Boston Corporation to pursue the possible sale or merger of CornerStone. We fully support the board's action as it is consistent with our strategy to focus our resources on our energy and communications platforms. A special committee of the board of directors of the managing general partner, composed of directors that are not officers of NorthWestern, has been formed to pursue strategic options. As a result, we have recharacterized our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations. Accordingly, the results of CornerStone's operations, for all periods reported, are presented separately below income from continuing operations. In conjunction with the adoption of discontinued operations accounting for CornerStone, substantially all of our approximately $40 million net carrying value in the partnership was recorded as a noncash charge during the first quarter of 2002 and an additional charge of $5.1 million was recorded during the second quarter of 2002.

        On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. After this announcement, the New York Stock Exchange announced that it had suspended trading in CornerStone's publicly traded partnership units and would seek to delist the partnership units due to their low price and CornerStone's decision not to make the scheduled interest payments. We will continue to evaluate CornerStone's financial restructuring and the impact upon creditors of CornerStone, including us, and we expect to reflect any resulting financial implication in our third quarter 2002 results. See "Recent Developments—CornerStone Propane Partners, L.P." and "Business—Unregulated Business—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein and our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

Results of Operations

        The following is a summary of our results of operations for each of the three-month and six-month periods ended June 30, 2002 and 2001 and for each of the three years ended December 31, 2001, 2000 and 1999.

Three-Month and Six-Month Periods Ended June 30, 2002 Compared to Three-Month and Six-Month Periods Ended June 30, 2001

Consolidated Operating Results

        The following is a summary of our consolidated results of operations for the three-month and six-month periods ended June 30, 2002 and June 30, 2001. Our consolidated results include the results of our divisions and subsidiaries constituting each of our business segments. This discussion is followed by a more detailed discussion of operating results by segment. Our "All Other" category primarily consists of our other miscellaneous service activities, which are not included in the other identified segments together with unallocated corporate costs. See "—Segment Information—All Other Operations" for a discussion of the items contained in our "All Other" category. Product and service category fluctuations highlighted at the consolidated level are more fully explained in the segment discussions.

        Consolidated Earnings (Losses) and Dividends.    Consolidated earnings were $8.3 million in the second quarter of 2002, a decline of $0.8 million, or 8.8%, from consolidated earnings of $9.1 million in the second quarter of 2001. This decrease is a result of $3.0 million of additional losses within the discontinued operations of CornerStone in the second quarter of 2002 compared to the second quarter of 2001 (see Note 4, Discontinued Operations, to the consolidated financial statements for further discussion regarding CornerStone), and $10.6 million of additional losses at Expanets, which were offset principally by $2.9 million of additional earnings within the electric and natural gas operations, $5.4 million of additional earnings within All Others operations, and $4.5 million within HVAC operations in the second quarter of 2002 compared to the second quarter of 2001. Earnings from continuing operations increased $2.3 million from $11.1 million in the second quarter of 2001 compared to $13.4 million for the second quarter of 2002. This was due principally to improved performance within the electric and natural gas operations, which was partially offset by additional losses from the communications segment in the second quarter of 2002 compared to the second quarter of 2001. For the six months ended June 30, 2002, consolidated losses were $27.5 million, a decline of $53.3 million, or 206.6%, from consolidated earnings of $25.8 million for the six months ended June 30, 2001. The decline was a result of a $45.1 million charge for discontinued operations relating to our planned divestiture of our interest in CornerStone for the six months ended June 30, 2002, in addition to an extraordinary loss of $13.4 million related to debt costs associated with the early extinguishment of debt. Exclusive of these charges, earnings on common stock for the six months ended June 30, 2002 were $31.1 million, an increase of $8.5 million, or 37.6%, over the six months ended June 30, 2001. The increase is due to the addition of the electric and natural gas transmission and distribution business of NorthWestern Energy LLC, or the Montana operations, that we acquired on February 15, 2002, effective February 1, 2002.

        Consolidated Operations.    Consolidated operating revenues were $515.7 million in the second quarter of 2002, an increase of $38.8 million, or 8.1%, from $476.9 million in the second quarter of 2001. The increase in consolidated revenues was primarily due to an increase in revenues from the electric and natural gas operations of $115.4 million as a result of the inclusion of NorthWestern Energy LLC's Montana operations and an $8.3 million increase in revenues from our All Other operations as a result of the addition of certain non-utility operations acquired with NorthWestern Energy LLC's Montana operations. HVAC revenues increased $6.1 million quarter to quarter primarily as a result of acquisitions. These increases were partially offset by decreases in revenues from our communications segment of $91.0 million as a result of continuing market softness and a change in the mix of revenues toward certain higher-margin activities. For the six months ended June 30, 2002, revenues were $995.8 million as compared to $954.4 million for the first six months of 2001, or an increase of $41.4 million. As with the second quarter, the increase in revenues was primarily a result of $183.3 million of additional revenues from the electric and natural gas operations, during the first six months of 2002 compared to the similar period in 2001. All Other revenues also increased $15.0 million during the first six months of 2002 compared to the similar period in 2001 due to NorthWestern Energy LLC's additional non-utility Montana operations, which include revenues from statutory conservation and low income assistance charges, gas stranded costs collected in rates under a securitization program, underground services location operations and other unregulated operations. These revenues were partially offset by a decline in revenues within our communications segment of $157.9 million during the first six months of 2002 compared to the similar period in 2001.

        Consolidated cost of sales was $261.7 million in the second quarter of 2002, a reduction of $26.3 million, or 9.1%, from results in the second quarter of 2001. The decline was due to a $70.3 million decrease in costs within the communications segment which was partially offset by $37.0 million of increased costs in our electric and natural gas segments primarily as a result of the addition of NorthWestern Energy LLC's Montana operations. Cost of sales in our HVAC segment also increased $5.4 million quarter to quarter while costs of sales in All Other increased $1.7 million from NorthWestern Energy LLC's Montana operations. Cost of sales for the six months ended June 30, 2002, of $531.4 million were $79.0 million lower than costs of sales for the first six months of 2001. The decline was primarily due to a $131.5 million decrease in costs within our communications segment, while our natural gas operations also had a decrease in costs of $15.5 million in the first six months of 2002 compared to the similar period in 2001. These decreases were partially offset by $60.4 million of increased costs of our electric operations during the first six months of 2002 compared to the similar period in 2001 as a result of the addition of NorthWestern Energy LLC's Montana operation. Cost of sales in our HVAC segment increased $2.6 million during the first six months of 2002 compared to the similar period in 2001, while cost of sales in the All Other segment increased $5.0 million.

        Consolidated gross margin was $253.9 million in the second quarter of 2002, an increase of $65.1 million, or 34.5%, from results in the second quarter of 2001. Electric and natural gas operations gross margins increased by an aggregate of $78.4 million in the second quarter of 2002 compared to the second quarter of 2001 as a result of the addition of NorthWestern Energy LLC's Montana operations. Communications gross margin declined $20.7 million quarter to quarter as a result of revenue decreases. HVAC gross margins increased $0.7 million in the second quarter of 2002 over results for the second quarter of 2001. All Other gross margin improved $6.7 million quarter to quarter due to the additional activity from NorthWestern Energy LLC's Montana operations. Consolidated gross margin as a percentage of revenues was 49.2% in the second quarter of 2002, compared to 39.6% in the second quarter of 2001. The improvement in consolidated gross margin was primarily a result of lower natural gas commodity prices, higher margin Montana natural gas operations, and margin improvement within the communications segment due to a better sales mix and additional higher-margin maintenance revenues. The improvement in consolidated gross margin was partially offset by a decline in margin percentages within the electric operations from decreased wholesale electric margins. For the six months ended June 30, 2002, gross margins were $464.3 million, an increase of $120.3 million, or 35.0%, over gross margin of $344.0 million at the second quarter of 2001. Electric and natural gas operations gross margins increased by an aggregate of $138.4 million during the first six months of 2002 compared to the similar period in 2001 primarily as a result of the addition of NorthWestern Energy LLC's Montana operations. Communications gross margin declined $26.4 million period to period as the business continues to reduce costs to match the lower revenues and HVAC gross margins decreased $1.7 million. All Other gross margin improved $10.0 million during the first six months of 2002 compared to the similar period in 2001 due to the additional activity from NorthWestern Energy LLC's Montana operations. Gross margin as a percentage of revenues was 46.6% for the six months ended June 30, 2002, compared to 36.0% for the six months ended June 30, 2001, principally due to lower natural gas commodity prices, improved communications margins and higher margins from NorthWestern Energy LLC's Montana operations.

        Consolidated operating expenses were $205.1 million in the second quarter of 2002, an increase of $13.0 million, or 6.8%, from results in the second quarter of 2001. Operating expenses for the communications segment in the second quarter of 2002 were $46.4 million less than in the second quarter of 2001 due to reductions in costs to better align the business with the reduced revenue streams. Electric and natural gas operating expenses in the second quarter of 2002 were $56.3 million more than similar expenses in the second quarter of 2001. Electric and natural gas operating expenses increased primarily due to the inclusion of NorthWestern Energy LLC's Montana operations, but were partially offset by a reduction in costs within the previously owned operations. HVAC operating expenses in the second quarter of 2002 increased $1.0 million over results in the second quarter of 2001. All Other expenses in the second quarter of 2002 increased $2.1 million over results for the second quarter of 2001 due to the addition of NorthWestern Energy LLC's Montana operations as corporate and other expenses within the previously owned operations declined. Expenses for the six months ended June 30, 2002 of $380.9 million were $3.4 million, or 0.9%, lower than expenses for the six months ended June 30, 2001 of $384.3 million. Operating expenses for the communications segment for the first six months of 2002 were $98.0 million less than the equivalent period of 2001 due to the aforementioned cost reduction efforts. Electric and natural gas operating expenses in the first six months of 2002 were $90.7 million more than similar expenses in the first six months of 2001. Electric and natural gas operating expenses increased primarily due to the inclusion of NorthWestern Energy LLC's Montana operations, which was partially offset by a reduction in costs within the previously owned operations. HVAC operating expenses in the first six months of 2002 increased $0.7 million over results for the similar period in 2001. All Other expenses during the first six months of 2002 increased $3.1 million over results for the similar period in 2001 due to the addition of NorthWestern Energy LLC's Montana operations.

        Consolidated operating income in the second quarter of 2002 was $48.8 million, an improvement of $52.1 million compared to losses of $3.2 million in the second quarter of 2001. Operating income in our communications segment increased $25.7 million in the second quarter of 2002 compared to the second quarter of 2001, primarily as a result of the reduction in operating expenses. Operating income in our electric and natural gas segments increased $22.1 million due to the addition of NorthWestern Energy LLC's Montana operations. HVAC operating income in the second quarter of 2002 decreased $0.3 million from results in the second quarter of 2001, while All Other operating losses improved to operating income of $4.6 million as a result of lower expenses. For the first six months of 2002, operating income rose $123.8 million to $83.5 million over results for the similar period in 2001. Operating income in our communications segment increased $71.6 million in the first six months of June 30, 2002, compared to the similar period in 2001, primarily as a result of the reduction in operating expenses, while operating income in our electric and natural gas segments increased $47.6 million due to the addition of NorthWestern Energy LLC's Montana operations. HVAC operating losses for the first six months of 2002 increased $2.3 million from results for the similar period in 2001, while All Other operating losses declined $6.9 million as a result of lower expenses.

        Consolidated interest expense in the second quarter of 2002 was $31.1 million, an increase of $19.4 million, or 165.8%, over interest expense of $11.7 million in the second quarter of 2001. The increase was attributable principally to approximately $17.3 million of additional interest expense from the debt assumed with NorthWestern Energy LLC's Montana operations in addition to the increased expense from the $720.0 million of financing obtained for NorthWestern Energy LLC's Montana operations acquisition. Interest expense for the six months ended June 30, 2002 was $52.7 million, an increase of $28.7 million, or 119.0%, over interest expense of $24.1 million for the first six months of 2001. As with the quarter, the increase was attributable primarily to the additional interest expense from the debt assumed with NorthWestern Energy LLC's Montana operations and the increased expense of financing obtained for the Montana acquisition of approximately $30.5 million.

        Consolidated investment income and other was a $2.5 million loss in the second quarter of 2002, a decline of $4.2 million from results in the second quarter of 2001. The decline was primarily attributable to losses incurred for certain additional preferred stock investment impairments. Consolidated investment income and other was a $1.8 million loss for the six months ended June 30, 2002, a decline of $4.7 million from results for the similar period in 2001. As with the quarter, the decline was primarily attributable to losses incurred for certain preferred stock investment impairments.

        Consolidated income tax expense was $2.5 million in the second quarter of 2002, a $1.3 million decline from a $3.8 million income tax provision in the second quarter of 2001. The decline in the income tax expense was principally due to an increased benefit within the All Other and HVAC segments from increased operating losses. These benefits were offset by additional expense of $1.8 million within the communications segment, and $1.9 million of additional expense within the electric and natural gas operations. Consolidated income tax expense was $7.1 million for the six months ended June 30, 2002, a $19.0 million decline from an $11.9 million income tax benefit for the six months ended June 30, 2001. The increase in consolidated income tax expense was principally due to a decline of $17.0 million in the tax benefit within the communications segment and an $8.2 million increase in expenses from increased income within the electric and natural gas segments. These were partially offset by an increase in income tax benefits generated by the HVAC segment and All Other operations.

        Minority interests in net loss of consolidated subsidiaries was $8.1 million in the second quarter of 2002, a decline of $21.8 million from minority interests in net loss of consolidated subsidiaries of $29.9 million in the second quarter of 2001. The decline was partially due to a $28.5 million decline in allocations in the communications segment, which was partially offset by a $6.7 million increase in allocations within the HVAC segment. The decreased communications allocation was the result of improved profitability offset partially by a lack of additional minority basis upon which to allocate the losses compared to the first quarter of 2001. To the extent that future operating losses are incurred within the HVAC or communications segments, unless additional minority interest were to be issued as a result of new acquisitions, such losses will be allocated to us. For the six months ended June 30, 2002, minority interests income was $23.0 million, a decline of $52.7 million from minority interest income of

$75.7 million in the first six months of 2001. As with the second quarter, the decline was due to a $60.3 million decline in allocations in the communications segment resulting from lower overall losses and a lack of minority basis upon which to allocate the losses, partially offset by a $7.6 million increase in allocations within the HVAC segment due to additional basis issued in connection with acquisitions. See "—Significant Accounting Policies—Minority Interest in Consolidated Subsidiaries" for a discussion of the allocation of income (loss) to minority interests and the changes in such allocations during the periods discussed.

Segment Information

        Electric Utility Segment Operations.    Revenues from our electric utility operations in the second quarter of 2002 were $121.4 million, an increase of $91.2 million, or 302.4%, from results in the second quarter of 2001. The growth resulted primarily from the addition of NorthWestern Energy LLC's Montana operations effective February 1, 2002. The additional electric operations contributed $99.4 million of the increase. Offsetting these additional revenues was a decline in the wholesale electric revenues in our South Dakota operations during the second quarter of 2002 due to a drop in market prices as compared to the unusually high prices experienced in the second quarter of 2001. Revenues for the six months ended June 30, 2002 of $216.7 million were $157.2 million, or 264.1%, higher than revenues for the first six months of 2001. As with the quarter, the growth was primarily attributed to the addition of NorthWestern Energy LLC's Montana operations in 2002 which added $172.8 million of revenues during the first six month of 2002 compared to the first six months of 2001. Partially offsetting these additional revenues was a slight decrease of $0.9 million in retail revenues within the previously owned South Dakota operations and a decrease of $14.6 million in wholesale electric revenues within the previously owned operations due to market price declines.

        Cost of sales for our electric utility operations in the second quarter of 2002 were $39.5 million, an increase of $34.1 million, or 624.1%, from results in the second quarter of 2001. The increase was almost exclusively attributable to the addition of NorthWestern Energy LLC's Montana operations, which increased costs by $33.9 million. For the six months ended June 30, 2002, costs were $60.4 million higher than costs for the six months ended June 30, 2001. As with the quarter the addition of NorthWestern Energy LLC's Montana operations were responsible for the majority of the increase, adding $60.0 million in costs.

        Gross margin for our electric utility operations in the second quarter of 2002 was $81.9 million, an increase of $57.2 million over gross margin in the second quarter of 2001. The increase in gross margin in the second quarter of 2002 was primarily due to the contribution of $65.5 million to gross margin by NorthWestern Energy LLC's Montana operations. Gross margin in our South Dakota operations decreased $8.3 million in the second quarter of 2002 from results in the second quarter of 2001, due to the substantial decrease in market prices for wholesale electricity. As a percentage of revenue, gross margin in the second quarter of 2002 was 67.4%, compared to 81.9% in the second quarter of 2001. The decline was the result of the substantial decline in wholesale electric margins from market price fluctuations and the influence of NorthWestern Energy LLC's lower margin Montana operations as compared to South Dakota. For the six months ended June 30, 2002, margins of $145.6 million were $96.8 million, or 198.7%, higher than margins for the six months ended June 30, 2001. As with the quarter, NorthWestern Energy LLC's Montana operations contributed $112.7 million to the margin increase, which was partially offset by a decrease of $15.9 million for our previously owned South Dakota operations from the wholesale electric declines. Margins as a percentage of revenues decreased from 81.9% for the six months ended June 30, 2001, to 67.2% for the six months ended June 30, 2002. Similar to the quarterly change, this is a result of the absence of the unusually high margin wholesale electric sales realized by the South Dakota operations in 2001 combined with the addition of NorthWestern Energy LLC's Montana operations.

        Operating expenses for our electric utility operations in the second quarter of 2002 were $56.5 million, an increase of $43.9 million over results in the second quarter of 2001. Selling, general and administrative expenses in the second quarter of 2002 were $43.8 million, an increase of $34.4 million over results in the second quarter of 2001. While selling, general and administrative expenses within the previously owned South Dakota operations declined approximately $4.2 million in the second quarter of 2002 as a result of reduced staffing, customer service expenses and incentive accruals, expenses for NorthWestern Energy LLC's Montana operations in the second quarter of 2002 contributed approximately $38.6 million. Depreciation in the second quarter of 2002 was $12.7 million, an increase of $9.5 million over depreciation in the second quarter of 2001 of $3.2 million. The increase in depreciation was due to the addition of NorthWestern Energy LLC's Montana operations. For the six months ended June 30, 2002, selling, general and administrative expenses were $71.1 million, or 304.8%, higher than expenses for the first six months of 2001. This increase, as with the quarter, is mainly due to the addition of NorthWestern Energy LLC's Montana operations, which added $77.2 million of expenses, offset by decreases in the previously owned operations' expenses. Depreciation for the six months ended June 30, 2002 was $22.9 million, an increase of $16.5 million over depreciation for the six months ended June 30, 2001, of $6.4 million. The increase in depreciation was due to the addition of NorthWestern Energy LLC's Montana operations.

        Operating income for our electric utility operations in the second quarter of 2002 was $25.3 million, an increase of $13.2 million, or 109.6%, from $12.1 million in the second quarter of 2001. The increase was primarily attributable to the addition of approximately $17.5 million in operating income from NorthWestern Energy LLC's Montana operations. Income from the previously owned operations declined $4.3 million in the second quarter of 2002 from results in the second quarter of 2001 as a result of the decline in wholesale electric margins but was partially offset by operating expense savings. For the six months ended June 30, 2002, operating income was $25.7 million higher than operating income for the six months ended June 30, 2001, at $51.2 million. As with the quarter, this increase was primarily due to the addition of $35.6 million of operating income from NorthWestern Energy LLC's Montana operations, offset by lower South Dakota operating income from the absence of unusually high margin wholesale electric sales countered by lower operating expenses.

        Natural Gas Utility Segment Operations.    Revenues for our natural gas utility operations in the second quarter of 2002 were $53.7 million, an increase of $24.1 million, or 81.7%, from results in the second quarter of 2001. Revenues for the period reflect the inclusion of NorthWestern Energy LLC's Montana operations which contributed $28.2 million in revenues. The increase was offset by a drop in commodity prices reflected within the previously owned operations during the second quarter of 2002 compared to the second quarter of 2001, and a decrease in volumes as a result of warmer weather in the Nebraska and South Dakota service territories. For the six months ended June 30, 2002, revenues were $158.0 million, or $26.1 million higher than revenues for the first six months of 2001 of $131.9 million. The Montana operations contributed $60.3 million to the increase in revenues while the previously owned operations experienced a decline of $34.2 million in revenues as a result of substantially lower commodity prices and warmer weather during the periods.

        Cost of sales for our natural gas utility operations in the second quarter of 2002 was $27.0 million, an increase of $2.9 million, or 11.9%, from results in the second quarter of 2001. Cost of sales for the period reflect the inclusion of NorthWestern Energy LLC's Montana operations, which contributed $7.5 million in cost of sales. This increase was offset by a decrease in cost of sales of previously owned operations of $4.6 million as a result of reduced commodity prices and volumes. For the six months ended June 30, 2002, cost of sales was $75.0 million, a decrease of $15.5 million as compared to the first six months of 2001. Costs within the previously owned operations decreased $34.4 million during the first six months of 2002 compared to the first six months of 2001 as a result of lower commodity prices and reduced retail volumes from warmer weather while NorthWestern Energy LLC's Montana operations increased costs by $18.9 million.

        Gross margin for our natural gas utility operations in the second quarter of 2002 was $26.7 million, an increase of $21.2 million, or 392.3%, over gross margin in the second quarter of 2001. The growth was primarily attributable to the addition of NorthWestern Energy LLC's Montana operations which added $20.7 million in margin. Gross margin for previously owned operations increased $0.5 million in the second quarter of 2002 compared to the second quarter of 2001. As a percentage of revenues, gross margin improved from 18.3% in the second quarter of 2001 to 49.7% in the second quarter of 2002, primarily as a result of the significant decrease in commodity prices within Nebraska/South Dakota operations and the higher margin impact from operations in Montana. Margins for the six months ended June 30, 2002 were $56.9 million, or $41.5 million higher than the first six months of 2001. NorthWestern Energy LLC's Montana operations accounted for almost the entire increase, adding $41.4 million in margins. As with the quarter, margin percentages increased, rising from 14.6% for the first six months of 2001 to 43.2% for the first six months of 2002. This reflects the impact of lower commodity prices within the Nebraska/South Dakota operations and the higher margin NorthWestern Energy LLC's Montana operations.

        Operating expenses for our natural gas utility operations in the second quarter of 2002 were $16.9 million, an increase of $12.4 million, or 273.6%, from results in the second quarter of 2001. Selling, general and administrative expenses grew $10.2 million in the second quarter of 2002 to $13.8 million compared to the second quarter of 2001, when such expenses were $3.7 million, primarily due to $11.0 million in additional expenses attributable to NorthWestern Energy LLC's Montana operations, while selling, general and administrative expenses at previously owned operations declined due to reduced customer service expenses, employee benefits and system maintenance expenses. Depreciation was $3.1 million in the second quarter of 2002, an increase of $2.2 million over depreciation during the second quarter of 2001. This increase was primarily due to the addition of NorthWestern Energy LLC's Montana operations. Operating expenses for the six months ended June 30, 2002 were $29.3 million, an increase of $19.6 million, or 203.5%, from results in the first six months of 2001. Selling, general and administrative expenses grew $15.7 million in the six month period ended June 30, 2002 to $23.6 million compared to the six months ended June 30, 2001 when such expenses were $7.9 million, primarily due to $17.8 million in additional expenses attributable to NorthWestern Energy LLC's Montana operations, while selling, general and administrative expenses at previously owned operations declined similar to the quarter changes. Depreciation was $5.6 million for the six months ended June 30, 2002, an increase of $3.9 million over depreciation during the first six months of 2001. This increase was primarily due to the addition of NorthWestern Energy LLC's Montana operations.

        Operating income for our natural gas utility operations in the second quarter of 2002 was $9.7 million, compared to $0.9 million in the second quarter of 2001. NorthWestern Energy LLC's Montana operations contributed $7.4 million to operating income in the second quarter of 2002 while the operating expense reductions in the previously owned operations more than offset the revenue shortfalls in these operations to add $2.2 million of income. For the six months ended June 30, 2002, operating income of $27.7 million was $21.9 million higher than operating income for the six months ended June 30, 2001, with NorthWestern Energy LLC's Montana operations contributing $19.6 million in income.

        Communications Segment Operations.    Revenues for the communications segment in the second quarter of 2002 were $210.3 million, a decline of $91.0 million, or 30.2%, from revenues of $301.3 million in the second quarter of 2001. The decline was due to revisions made in May 2001 to the original agreements executed in association with the acquisition of the Lucent Technologies' Growing and Energy Markets, or Lucent GEM, business in March 2002, which eliminated minimum sales referral obligations of Avaya, Inc. (formerly Lucent Technologies) and increased the volume of higher-margin recurring revenue service maintenance contracts. Overall market softness in the technology and communication segments of industry further depressed revenues. For the six months ended June 30, 2002, revenues were $412.2 million, or $157.9 million lower than revenues for the six months ended June 30, 2001. As with the second quarter of 2002, the six month decline in revenues was primarily due to revisions in the Lucent GEM agreements, as well as continued soft market conditions.

        Cost of sales in the second quarter of 2002 was $116.7 million, a decline of $70.3 million from cost of sales in the second quarter of 2001 of $186.9 million. The decrease in cost of sales principally resulted from the lower sales volumes and efforts to continue to improve the revenue mix by reducing cost intensive equipment sales and increasing lower cost service sales. In addition, a technical assistance call center agreement signed with Avaya in March 2002 resulted in $10.1 million of reduced costs during the quarter ended June 30, 2002. Costs for the first six months of 2002 decreased 35.3% to $241.4 million when compared to cost of sales for the first six months of 2001. As with the quarter, the six month decrease is also due primarily to the lower sales volumes, sales mix changes and renegotiated terms with Avaya.

        Gross margin in the second quarter of 2002 was $93.6 million, a decline of $20.7 million compared to gross margin in the second quarter of 2001. The decrease in gross margin dollars resulted from the overall decline in sales volumes noted above. As a percentage of revenues, gross margin improved from 38.0% in the second quarter of 2001 to 44.5% in the second quarter of 2002. The improvement was principally a result of changes in sales mix by increasing maintenance and service revenues as compared to lower margin equipment sales. Additionally, a technical assistance call center agreement with Avaya reduced cost of sales and thereby also improved margin percentages. For the six months ended June 30, 2002, gross margins were $170.8 million as compared to $197.1 million for the six months ended June 30, 2001. This decrease is attributable to the lower sales volumes mentioned above, as well as the renegotiated agreement with Avaya. Gross margin percentage increased to 41.4% as compared to 34.6% for 2001 for similar reasons as noted in the quarter fluctuations.

        Operating expenses in the second quarter of 2002 were $82.6 million, a decline of $46.4 million from results in the second quarter of 2001. Selling, general and administrative expenses declined $47.6 million to $68.7 million in the second quarter of 2002 from $116.4 million for the second quarter of 2001. Our communications segment workforce has been reduced throughout 2001 resulting in lower selling, compensation and benefits, travel and other personnel costs. In November 2001, Expanets installed an enterprise software system, the EXPERT system, and although additional costs have been incurred during 2002 to enhance the system's operational capabilities, the system has eliminated redundant costs incurred under the former transition service agreements executed with Avaya as part of the original Lucent GEM acquisition. The system is now operational and savings are expected to continue throughout 2002 both from efficiencies and the reduction of non-capitalizable integration costs from the project. Depreciation expense increased $4.2 million to $7.1 million in the second quarter of 2002 compared to the second quarter of 2001 as a result of continued capital expenditures. Amortization expense decreased $2.9 million in the second quarter of 2002 compared to the second quarter of 2001 due to implementation of SFAS No. 142, which has resulted in the discontinuance of a portion of the intangibles amortization. For the six months ended June 30, 2002, expenses decreased $98.0 million from the first six months of 2001. As with the quarter, the primary driver in the decrease in operating expenses is the decline in headcount from 2001 levels and cost reductions from former service agreements and EXPERT implementation. For the six months ended June 30, 2002, as compared to 2001, depreciation expense increased $6.4 million to $11.6 million from continued capital expenditures. Amortization expense decreased $4.7 million to $13.7 million, again as a result of the SFAS No. 142 implementation.

        Operating income in the second quarter of 2002 was $11.0 million, compared to operating losses of $14.6 million in the second quarter of 2001. The reduction in losses resulted from the substantial decline in operating expenses. Management expects to see continued operational improvements throughout 2002 as a result of continued focus on expense reductions and margin improvement.

Operating income for the six months ended June 30, 2002, of $8.3 million represents a $71.6 million increase when compared to operating losses of $63.3 million for the six month period ended June 30, 2001. As with the quarter above, the primary driver in this turnaround is due to the substantial decline in operating expenses.

        HVAC Segment Operations.    Revenues in our HVAC division in the second quarter of 2002 were $117.8 million, an increase of $6.1 million, or 5.5%, from results in the second quarter of 2001. Revenues from locations acquired subsequent to June 2001 contributed approximately $7.4 million to the increase in second quarter 2002 results, while revenues from existing locations declined $1.3 million from results in the second quarter of 2001. The decrease in existing location revenues is a result of poor market conditions in certain areas, mild weather and the overall continuation of a soft economy. For the six-month period ended June 30, 2002, revenues reached $212.3 million, a 0.5% growth over the first half of 2001. Revenues from locations acquired subsequent to June 2001 contributed approximately $15.7 million to the increase in 2002 results, while revenues from existing locations declined $14.7 million. As with the second quarter, the decrease in existing location revenues is a result of poor market conditions, mild weather, a soft economy, as well as several locations closing down certain divisions to improve overall profitability.

        Cost of sales in the second quarter of 2002 was $74.2 million, an increase of $5.4 million, or 7.8%, from results in the second quarter of 2001. Costs of sales for newly acquired locations added approximately $4.3 million of costs in the second quarter of 2002 compared to the second quarter of 2001 while cost of sales within existing locations increased $1.1 million in the second quarter of 2002 compared to the second quarter of 2001. The increase in costs was primarily the result of price increases for labor and materials. For the six months ended June 30, 2002, costs of sales reached $134.0 million, a $2.6 million increase over costs for the first six months of 2001. Cost of sales from locations acquired subsequent to June 30, 2001, contributed approximately $10.0 million, while cost of sales within existing locations declined $7.3 million. This decrease is due primarily to the reduced sales activity mentioned above net of price increases for labor and materials.

        Gross margin in the second quarter of 2002 was $43.6 million, an increase of $0.7 million from results in the second quarter of 2001. Gross margin from acquired locations contributed $3.1 million in the second quarter of 2002, but were offset by a $2.4 million decline in gross margin for existing locations in the second quarter of 2002 compared to the second quarter of 2001. This decrease is a result of the revenue shortfalls noted above, project pricing pressures and increased costs. As a percentage of revenues gross margins declined from 38.4% in the second quarter of 2001 to 37.0% in the second quarter of 2002. Gross margin for the six months ended June 2002 decreased $1.7 million to $78.3 million over margins for the six months ended June 30, 2001. As with the quarterly results, subsequent acquisitions account for $5.7 million of growth, but were offset by a decrease in gross margin for existing locations of $7.4 million. As a percentage of revenues gross margins for the six-month periods ending June 30, 2001 and 2002 declined from 37.9% to 36.9%, respectively, due mainly to cost pressures.

        Operating expenses in the second quarter of 2002 were $41.2 million, an increase of $1.0 million, or 2.6%, in the second quarter of 2001. Selling, general and administrative expenses increased $3.3 million in the second quarter of 2002 from results in the second quarter of 2001. Acquired locations added approximately $2.0 million of costs in the second quarter of 2002 while expenses within the existing locations decreased $1.3 million in the second quarter of 2002. The increase is primarily attributable to fleet rent expenses, corporate office cost increases, as well as transition costs of the corporate office. Depreciation expense of $1.8 million for the quarter decreased $0.5 million as compared to the second quarter of 2001. During the second quarter of 2002, the company entered into a vehicle sale leaseback agreement resulting in a depreciation expense decrease of $0.6 million in the second quarter of 2002 as compared to the second quarter of 2001. Amortization expense decreased $1.7 million during the second quarter of 2002 from results in the second quarter of 2001, due to implementation of SFAS No. 142, which has resulted in the discontinuance of a portion of the intangibles amortization. For the six months ended June 30, 2002, operating expenses were $79.6 million, an increase of $0.7 million, or 0.9%. Selling, general and administrative expenses increased $4.0 million for the six months ended June 30, 2002 from the first six months of 2001. Acquired locations added approximately $4.0 million of costs for the six months ended June 30, 2002, while expenses within the previously owned operations were flat. Depreciation expense was basically flat between the periods at $4.4 million and $4.5 million, respectively. Amortization expense for the six months ended June 30, 2002, was $3.3 million less than the same period in 2001, as a result of the SFAS No. 142 implementation.

        Operating income in the second quarter of 2002 was $2.4 million, a decline of $0.3 million from results in the second quarter of 2001. Gross margin increases noted earlier were offset by an increase in operating expenses. Operating losses for the six months ended June 30, 2002 were $1.3 million as compared to operating income of $1.1 million for the six months ended June 30, 2001. This decrease in operating income reflects lower gross margins during the periods as operating expenses were basically flat.

        All Other Operations.    All Other primarily consists of our other miscellaneous service activities which are not included in the other identified segments, together with the unallocated corporate costs and investments, and any reconciling or eliminating amounts. The miscellaneous service activities principally include non-utility businesses engaged in voice and data networks and systems, and a portfolio of services to residential and business customers, including product sales and maintenance contracts in areas such as home monitoring devices and appliances.

        Revenues for the quarter increased $8.3 million to $12.5 million compared to the second quarter of 2001. This growth is attributable to the addition of non-utility operations acquired with NorthWestern Energy LLC's Montana operations, which include revenues from statutory conservation and low income assistance charges, gas stranded costs collected in rates under a securitization program, underground services location operations and other unregulated operations, offset by declines in the previously owned operations from reduced sales activity. For the six months ended June 30, 2002, revenues were $22.7 million, a $15.0 million increase over revenues in the six month period ended June 30, 2001. As with the quarter, the increase was a result of the addition of NorthWestern Energy LLC's Montana operations which added $14.8 million in revenues.

        Cost of sales in the second quarter of 2002 was $4.3 million, an increase of $1.7 million over results in the second quarter of 2001. As with the quarter, NorthWestern Energy LLC's Montana non-utility operations added $2.3 million in costs while the previously owned operations decreased $0.6 million due to lower sales levels. Cost of sales for the six months ended June 2002 increased $5.0 million or 100.1% as compared to cost of sales for the first six months of 2001. This increase was, as with revenues, due to the addition of NorthWestern Energy LLC's Montana operations.

        Gross margin in the second quarter of 2002 was $8.2 million, an increase of $6.7 million over gross margin in the second quarter of 2001. NorthWestern Energy LLC's Montana non-utility operations added $7.5 million in margins while the reduced sales in second quarter 2002 pushed down margins in previously owned operations. As a percentage of revenues, gross margin increased from 36.2% to 65.4% from the higher margin NorthWestern Energy LLC's Montana operations. Gross margin for the six months of 2002 was $12.7 million, or 369.3% higher than gross margin for the same period of 2001. All of the growth was due to the addition of NorthWestern Energy LLC's Montana operations with a partial offset from a decrease within previously owned operations. Similarly, gross margin percentages increased from 35.3% for 2001 to 56.1% for 2002 due to the influence of the higher margin NorthWestern Energy LLC's Montana operations.

        Operating expenses in the second quarter of 2002 were $7.9 million, an increase of $2.1 million over results in the second quarter of 2001. NorthWestern Energy LLC's Montana non-utility operations added $5.4 million in costs, offset by a decrease in previously owned operations and corporate expenses. Operating expenses for the six months ended June 30, 2002, were $15.1 million as compared to $12.0 million for the six months ended June 30, 2001. NorthWestern Energy LLC's Montana operations added $8.7 million in costs while corporate and other expenses decreased $5.5 million.

        Operating income of $0.4 million in the second quarter of 2002 was an improvement of $4.6 million from losses of $4.3 million in the second quarter of 2001. This is a result of the NorthWestern Energy LLC's Montana operations which added $2.2 million supplemented by a reduction in costs within the previously owned operations. For the six months ended June 30, 2002, operating losses were $2.4 million, a decline of $6.8 million from losses of $9.2 million for the six months ended June 30, 2001. The declines resulted primarily from reduced operating expenses within the corporate and previously owned operations with a $2.1 million contribution from NorthWestern Energy LLC's Montana operations.

        Discontinued Propane Segment Operations.    On January 18, 2002, the board of directors of the general partner of CornerStone announced that it had retained Credit Suisse First Boston Corporation to review strategic options, including the possible sale or merger of CornerStone. We are the largest unitholder of CornerStone owning a 30% interest in CornerStone and we own all of the stock of CornerStone's managing general partner. As a result, we have recharacterized our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations. Accordingly, the results of CornerStone's operations, for all periods reported, are presented separately below income from continuing operations. In conjunction with the adoption of discontinued operations accounting for CornerStone, substantially all of our approximately $40 million net carrying value in the partnership was recorded as a noncash charge during the first quarter of 2002 and an additional charge of $5.1 million was recorded during the second quarter of 2002.

        On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. After this announcement, the New York Stock Exchange announced that it had suspended trading in CornerStone's publicly traded partnership units and would seek to delist the partnership units due to their low price and CornerStone's decision not to make the scheduled interest payments. We will continue to evaluate CornerStone's financial restructuring and the impact upon creditors of CornerStone, including us, and we expect to reflect any resulting financial implication in our third quarter 2002 results. For additional information relating to CornerStone, see "Business—Unregulated Businesses—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein and our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

        Revenues from our discontinued propane operations in the second quarter of 2002 were $64.4 million, a decline of $366.0 million or 85.0%, from the second quarter of 2001. The decrease was due to the reduction in CEG activities during the quarter. For the six months ended June 30, 2002, revenues were $341.7 million as compared to $1,295.8 million for the six months ended June 30, 2001. As with the quarter above, the primary driver of the decline in revenues was the reduction in CEG activities.

        Cost of sales for our discontinued propane operations in the second quarter of 2002 were $34.4 million, a decrease of $361.4 million or 91.3% from $395.8 million in the second quarter of 2001. The decline in the cost of sales is mostly due to the reduction in CEG activities during the quarter and is also due to the lower commodity prices and lower volume. Costs for the first six months decreased $937.0 million or 79.6% to $240.7 million when compared to cost of sales for the first six months of 2001. As with the quarter, the decrease in costs is primarily due to the reduction in CEG activities.

        Gross margin for the segment decreased $4.6 million from the second quarter of 2001 to $30.0 million for the second quarter of 2002. The decline in gross margin dollars was a result of the reduction in CEG activities as noted above. As a percentage of revenues, gross margin improved from 8.0% in the second quarter of 2001 to 46.6% in the second quarter of 2002. The improvement was due to the reduction in CEG activities and lower commodity prices and lower volume. For the six months ended June 30, 2002, gross margins were $101.0 million as compared to $118.1 million for the six months ended June 30, 2001. The decline of $17.1 million is a result of the reduction in CEG activities and lower commodity prices. Gross margin percentage increased to 29.6% for 2002 as compared to 9.1% for 2001 for similar reasons as noted in the quarter fluctuations.

        Operating expenses for the second quarter of 2002 were $31.2 million, a decrease of $1.6 million or 4.9%, from $32.8 million for the second quarter of 2001. The decline was due to a reduction in and better management of rent, personnel and vehicle costs. Operating expenses for the six months ended June 30, 2002, were $69.5 million as compared to $73.7 million for the six months ended June 30, 2001. The operating expenses decreased for similar reasons as noted in the quarter fluctuations.

        Operating losses decreased $3.2 million and 16.0% during the second quarter of 2002 to $16.8 million from the second quarter of 2001. For the six months ending June 30, 2002, operating income was $3.7 million, a decrease of $6.7 million or 64.4%, from $10.4 million for the six months ended June 30, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 and Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Consolidated Operating Results

        The following is a summary of our results of operations in 2001, 2000 and 1999. Our consolidated results include the results of our divisions and subsidiaries constituting each of our business segments. This discussion is followed by a more detailed discussion of operating results by segment. Product and service category fluctuations highlighted at the consolidated level are more fully explained in the segment discussion.

        Consolidated Earnings and Dividends.    Consolidated earnings in 2001 were $37.5 million, a decline of $5.2 million, or 12.3%, from 2000 results. Diluted earnings per share, or EPS, in 2001 was $1.53, a decline of $.30, or 16.4%, from 2000 results. Consolidated earnings were reduced by a $24.9 million restructuring charge ($12.1 million net of taxes and minority interests) taken in the fourth quarter of 2001. The 2001 restructuring charge reduced diluted EPS by $.50 per share. Diluted EPS in 2001 was $2.03 exclusive of the restructuring charge, an increase of $.20, or 10.9%, from diluted EPS in 2000. The $24.9 million restructuring charge related principally to facility closure costs, employee termination benefits and related costs incurred in connection with our Operational Excellence project, which is a series of companywide initiatives targeting reductions in annualized selling, general and administrative expenses by $150 million. While Expanets had significant operating losses in 2001, substantially all those losses were allocated to Minority Interests in Expanets as a result of its capital and ownership structure. To the extent basis was available, a portion of Blue Dot's losses were also allocated to Minority Interests. For further information about Minority Interest accounting, see our discussion of Significant Accounting Policies that follows. Consolidated earnings in 2000 were $42.8 million, an increase of $4.9 million, or 12.9%, from 1999. Diluted EPS in 2000 was $1.83, an increase of $.21, or 13.0%, from 1999. The increase in consolidated earnings and diluted EPS resulted from growth in our electric and natural gas utility earnings and increased preferred stock investment income from our investments in Expanets and Blue Dot.

        An annual dividend increase of $.08 per share to $1.27 per share was approved during the November 2001 Board of Directors' meeting and was effective for the December 1, 2001, dividend payment. Dividends were also increased in November 2000 from $1.11 per share to $1.19 per share.

The increase in the 2001 dividend was our eighteenth consecutive annual dividend increase. The Board will continue to evaluate dividend policies in light of our consolidated financial condition.

        Consolidated Operations.    Consolidated revenues in 2001 were $1,724.0 million, an increase of $14.5 million, or 0.8%, from 2000 results. The increase was primarily due to increased revenues in our electric and natural gas segments of $69.9 million and increased revenues at Blue Dot of $15.0 million. The increase was partially offset by a decline in revenues at Expanets of $72.0 million as a result of the downturn in the economy and the telecommunications industry in particular, primarily due to volume declines. Consolidated revenues in 2000 were $1,709.5 million, an increase of $951.5 million, or 125.5%, from 1999 results. Growth in 2000 revenues resulted from increases within all of our segments. Expanets generated additional revenues of $809.2 million, primarily as a result of the acquisition of a portion of the Lucent Technologies' Growing and Emerging Markets business, or the Lucent GEM business, effective April 1, 2000. Blue Dot's revenues increased $115.1 million, while revenues in our electric and natural gas segments increased $29.1 million.

        Consolidated cost of sales in 2001 were $1,069.4 million, a decline of $31.1 million, or 2.8%, from 2000 results. Expanets experienced a $92.5 million reduction in consolidated cost of sales. The reductions in cost of sales at Expanets were partially offset by increased cost of sales of $54.0 million in our electric and natural gas segments and increased cost of sales at Blue Dot of $7.0 million. Consolidated cost of sales in 2000 were $1,100.5 million, an increase of $671.4 million, or 156.5%, from 1999 results. Cost of sales in 2000 at Expanets increased $571.7 million primarily as a result of the inclusion of the cost of sales related to the Lucent GEM business acquisition in April 2000. Cost of sales at Blue Dot also increased $78.8 million and cost of sales in our electric and natural gas segments increased $22.6 million.

        Consolidated gross margin in 2001 was $654.6 million, an increase of $45.6 million, or 7.5%, from 2000 results. Gross margin in 2001 increased across all of our segments. Expanets' gross margin increased $20.5 million, primarily as a result of the full year impact of the Lucent GEM business operations in 2001, which were acquired in April 2000. Gross margin in our electric segment increased $14.2 million, primarily as a result of increased wholesale electric margins during the first half of 2001, and gross margin in our natural gas segment increased $1.8 million. Blue Dot's gross margin increased $8.0 million as a result of acquisitions in 2001. Consolidated gross margin in 2000 was $609.0 million, an increase of $280.1 million, or 85.2%, from 1999 results. Gross margin in 2000 increased across all of our segments. Expanets' gross margin increased $237.5 million principally as a result of the additional margins from the Lucent GEM business acquisition. Acquisitions by Blue Dot also resulted in an increase in gross margin of $36.3 million. In addition, gross margins in our electric and natural gas segments increased $6.5 million in 2000.

        Consolidated gross margin as a percentage of revenues in 2001 was 38.0%, compared to 35.6% in 2000 and 43.4% in 1999. Consolidated gross margin as a percentage of revenues in 2001 improved as a result of the gross margin gains described above, together with our efforts to reduce costs and increase higher-margin recurring service and maintenance revenues in our communications operations. Gross margin as a percentage of revenues declined from 43.4% in 1999 to 35.6% in 2000 as a result of lower-margin sales within the Lucent GEM business and a decline in Blue Dot's margin from a shift in business mix within the segment.

        Consolidated operating expenses in 2001 were $751.5 million, an increase of $146.8 million, or 24.3%, from 2000 results. Operating expenses increased in each of our segments in 2001 due in part to a $24.9 million restructuring charge related to our Operational Excellence project. Expanets incurred increased expenses of $92.6 million, excluding its portion of the Operational Excellence restructuring charge of $5.9 million, related to additional Lucent GEM business operating costs together with additional non-capitalizable integration/transition costs. Blue Dot's operating expenses also increased $19.1 million, excluding its portion of the Operational Excellence restructuring charge of $7.2 million, due to continued acquisition activities and infrastructure growth. The Operational Excellence program resulted in $3.3 million of the $6.2 million increase in operating expenses of our electric utility and $1.2 million of the $1.9 million increase in operating expenses of our natural gas segment. All Other operating expenses increased $6.6 million excluding the $7.3 million restructuring charge due to personnel additions and professional services to support our expanding subsidiary operations. Consolidated operating expenses in 2000 were $604.7 million, an increase of $319.3 million, or 111.9%, from 1999 results. Our results in 2000 included an additional $275.1 million of Expanets' operating expenses related primarily to the acquisition of the Lucent GEM business, together with associated transition/integration costs and increased amortization expenses from the additional intangibles. Blue Dot's operating expenses in 2000 increased $37.8 million due to acquisitions and corporate support expansion. Operating expenses in our electric and natural gas segments increased $3.2 million and All Other operating expenses increased $3.2 million in 2000.

        Consolidated operating losses from continuing operations in 2001 were $96.9 million, compared to consolidated operating income from continuing operations in 2000 of $4.3 million. The $101.2 million change in operating income was due to a $78.0 million increase in operating loss at Expanets, an $18.4 million decline in operating income at Blue Dot, and a $12.7 million increase in All Other operating loss. These losses were partially offset by an $8.0 million operating income increase within our electric segment. Consolidated operating income from continuing operations in 2000 was $4.3 million, a decline of $39.2 million, or 90.1%, from 1999 results. The decrease in operating income in 2000 was primarily attributable to a $37.6 million decline in income at Expanets. Operating income at Blue Dot declined $1.5 million and All Other operating loss increased $3.4 million, but were partially offset by a $3.0 million operating income gain at our electric segment and a $0.3 million increase at our natural gas segment. While our communications and HVAC operations had significantly greater operating losses in 2001, substantially all of the Expanets' losses and a portion of Blue Dot's losses were allocated to Minority Interests as a result of the capital and ownership structures.

        Investment income and other in 2001 decreased slightly to $8.0 million from $9.0 million in 2000. Gains from stock sales during the fourth quarter of 2001 were partially offset by realized losses on the write-down of certain investments. Overall investment income was also negatively impacted by lower interest rates and overall stock portfolio performance during 2001. Investment income and other in 2000 was $9.0 million, compared to $9.8 million in 1999. The decrease in 2000 was attributable to the increase of certain non-operating expenses within the line item and a decline in the overall level of investments.

        Consolidated interest expense in 2001 was $49.2 million, an increase of $11.3 million, or 29.7%, from 2000 results. The increase in interest expense was primarily attributable to financings by Expanets, where interest expense increased $13.3 million, and was offset partially by a decrease in interest expense at Blue Dot resulting from reduced credit facility borrowings. Interest expense in 2000 was $38.0 million, an increase of $17.0 million, or 81.1%, over interest expense in 1999. Each of our segments incurred additional interest expenses in 2000. Increased borrowings at the parent level to fund ongoing investments in operations also contributed to the increase in interest expenses.

        Consolidated income tax benefit in 2001 was $42.5 million, an increase of $36.0 million over the income tax benefit in 2000. Over 50% of the increase resulted from the tax benefit at Expanets which was the result of a significant increase in operating losses in 2001. Lower taxable income at Blue Dot as a result of operating losses further increased the benefit, as did higher All Other operating expenses. The income tax benefits were partially reduced by increased tax expense at our electric and natural gas segments. Consolidated tax benefit in 2000 was $6.5 million, compared to an income tax expense of $13.1 million in 1999. The shift in taxes resulted principally from a decrease in taxable income at Expanets where taxes were $15.5 million less. All Other operating and interest expenses increased the tax benefit as well. The tax benefit increases were partially offset by higher income tax expense at our electric and natural gas segments.

        Minority interests represent the net income or loss, after preferred dividends related to our preferred stock investments in Expanets and Blue Dot, which are allocable to common shareholders other than us. Minority interests were $141.4 million, an increase of $73.6 million in 2001. All of the increase was due to Expanets, where losses increased substantially in 2001, which was partially offset by reduced allocations at Blue Dot from a reduction in available basis to absorb the losses. Minority interests in 2000 were $67.8 million, an increase of $43.0 million. Over 80% of the increase was due to Expanets, while allocations for Blue Dot increased $7.5 million. Due to adequate basis in 2000 and 1999, substantially all losses by Expanets and Blue Dot were allocated to minority interests. Based on the entities' capital structures at December 31, 2001, and unless additional minority interest were to be created as a result of new acquisitions, our share of losses at Expanets exceeding $11.1 million after December 31, 2001, and our share of any losses at Blue Dot after December 31, 2001, would be allocated to us. See "—Significant Accounting Policies—Minority Interest in Consolidated Subsidiaries" for a discussion of the allocation of income (loss) to minority interests and the changes in such allocations during the periods discussed.

Segment Information

        Electric Utility Segment Operations.    We operate a vertically integrated utility through our NorthWestern Energy division, formerly known as NorthWestern Public Service. We generated and distributed electricity to over 57,000 retail customers in 108 communities throughout South Dakota as of December 31, 2001. Our regulated assets in South Dakota included approximately 3,100 miles of overhead and underground electric transmission and distribution lines, 120 substations and interests in generation facilities comprising approximately 312 megawatts of capacity as of December 31, 2001. Our South Dakota business enjoys competitive low cost fuel with no nuclear exposure. Coal was used to generate approximately 95% of our electricity during the year ended December 31, 2001.

        Revenues from our electric utility operations in 2001 were $107.0 million, an increase of $20.4 million, or 23.6%, from 2000 results. The increase in revenues was principally the result of increased wholesale market prices for electricity. Revenues from our wholesale sales of electricity in 2001 were $13.6 million greater than the $9.3 million of revenues generated from such sales in 2000. The increase in wholesale sales revenues was principally due to unusual market conditions during the first half of 2001, and was partially offset by lower sales volume. The volume of wholesale megawatt hours sold in 2001 decreased by 3.4%; however, the volume of retail megawatt hours sold in 2001 increased by 4.4%. Revenues from retail sales of electricity increased by 8.9% in 2001, from $77.3 million in 2000 to $84.2 million in 2001. The increase in retail sales revenue in 2001 was principally due to a growing customer base combined with higher fuel costs that are passed through to customers. Revenues from our electric utility operations in 2000 were $86.6 million, an increase of $2.6 million, or 3.1%, from 1999 results. The increase in revenues in 2000 was primarily attributable to increased wholesale market prices for electricity, which rose sharply during the latter portion of 2000 as a result of unusual changes in market conditions. Revenues from retail sales of electricity remained flat between 1999 and 2000.

        Cost of sales for our electric utility operations in 2001 was $23.1 million, an increase of $6.3 million, or 37.4%, from 2000 results. The increase in cost of sales in 2001 was due principally to retail fuel cost adjustments and increased volumes. The cost of sales for our electric segment in 2000 was $16.8 million, a decline of $1.7 million, or 9.1%, from 1999 results. The decline in cost of sales in 2000 was primarily the result of fuel cost adjustments that were passed through to retail consumers, which offset a 2.2% increase in volume.

        Gross margin in 2001 was $83.9 million, an increase of $14.2 million, or 20.3%, over the 2000 gross margin of $69.8 million. The increase in gross margin in 2001 resulted primarily from the unusual wholesale market conditions and the 4.4% increase in retail sales. Gross margin in 2000 was $69.8 million, an increase of $4.3 million, or 6.6%, from the 1999 gross margin. The increase in gross margin between 1999 and 2000 was primarily a result of revenue gains from wholesale sales of electricity, the market prices for which increased through the latter portion of 2000, and increased margins on retail sales of electricity as a result of fuel cost adjustments.

        Gross margin as a percentage of revenues in 2001 was 78.5%, compared to 80.6% in 2000, a decrease primarily as a result of increased fuel costs in 2001. Gross margin as a percentage of revenues increased from 78.0% in 1999 to 80.6% in 2000 primarily as a result of the unusual increase in higher margin wholesale sales.

        Operating expenses of our electric segment in 2001 were $44.3 million, an increase of $6.2 million, or 16.3%, from 2000 results. The increase in operating expenses in 2001 was primarily caused by an Operational Excellence restructuring charge of $3.3 million, together with small increases in allocated power plant maintenance costs associated with increased generation, higher team member benefits expenses, increased customer service costs and higher depreciation related to additional investments in power plants. Higher operating expenses in 2001 were partially offset by lower transmission and distribution expenses. Operating expenses in 2000 were $1.3 million greater than 1999 operating expenses. The increase in operating expenses between 1999 and 2000 was primarily a result of increased depreciation costs from capital investments, increased team member salary and benefits costs and allocated plant associated expenses.

        Operating income in 2001 was $39.7 million, or $43.0 million before restructuring charges, representing an increase of $8.0 million, or 25.1%, over 2000. The increase in operating income was a result of increased higher margin wholesale sales revenue, but the increase was partially offset by higher operating expenses in 2001. Operating income in 2000 was $31.7 million, an increase of $3.0 million, or 10.3%, from 1999 results. The increase in operating income between 1999 and 2000 was a result of gross margin improvements in 2000, which were partially offset by the higher operating expenses.

        Natural Gas Utility Segment Operations.    Our natural gas utility segment consists of the regulated natural gas utility operations of NorthWestern Energy. We purchased, transported, distributed, sold and stored natural gas for approximately 81,000 customers in 59 South Dakota communities and four Nebraska communities as of December 31, 2001. We have approximately 1,996 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 MMBTU per day as of December 31, 2001. We also transport natural gas for other gas suppliers and marketers in South Dakota and Nebraska. All natural gas is delivered through service agreements. Our natural gas supply requirements in South Dakota and Nebraska for the year ended December 31, 2001, were approximately 5.5 million MMBTU and approximately 5.6 million MMBTU, respectively.

        Revenues from natural gas sales in 2001 were $144.2 million, an increase of $49.5 million, or 52.2%, from 2000 results. The increase was largely attributable to higher market prices for natural gas and a slight increase in the volume of sales. Revenues from natural gas sales in 2000 were $26.5 million higher than 1999 revenues of $68.2 million, due primarily to commodity price increases, particularly in the latter portion of 2000, as compared to 1999 prices, and increased volume of sales.

        Cost of sales in 2001 was $119.1 million, an increase of $47.7 million, or 66.8%, from 2000 results. The increase in cost of sales was a result of the increased market prices for natural gas in 2001 and, to a lesser extent, the slight increase in our volume of sales. Cost of sales in 2000 was $71.4 million, an increase of $24.3 million from 1999 results. The increase in cost of sales between 1999 and 2000 was attributable to an increase in the market prices of natural gas and increased volumes.

        Gross margin in 2001 was $25.2 million, an increase of $1.8 million, or 7.7%, from 2000 results. However, gross margin as a percentage of revenues decreased to 17.4% in 2001 from 24.7% in 2000. The increase in gross margin in 2001 was due to increased sales volumes and higher market prices for natural gas in 2001. Because the higher market prices for natural gas were passed along to consumers, the increase in gas commodity prices did not affect gross margin, but did have a positive impact on revenues and, therefore, adversely affected the gross margin percentage. Gross margin in 2000 was $23.4 million, an increase of 10.4% over gross margin in 1999. The increase in gross margin between 1999 and 2000 was a result of increased sales volume in 2000 and the rate increase in the fourth quarter of 1999. As a percentage of revenues, gross margins decreased to 24.7% in 2000 from 31.0% in 1999 due to increased gas commodity prices.

        Operating expenses in 2001 were $19.0 million, an increase of $1.9 million, or 11.0%, from 2000 results. The increase was due principally to a $1.2 million restructuring charge related to Operational Excellence and small increases in team member benefit costs, customer care costs, and service expenses. Operating expenses in 2000 were $1.9 million higher than in 1999. The increase in operating expenses was attributable to increased salary and team member benefit costs, higher depreciation from increased capital investments and service expenses.

        Operating income in 2001 was $6.2 million, or $7.4 million before restructuring charges, compared to operating income in 2000 of $6.3 million. The increase in operating income in 2001 before restructuring charges reflected gross margin increases, but was partially offset by increased operating expenses. Operating income in 2000 increased $.3 million, or 5.5%, compared to 1999 results. The increase in operating income between 1999 and 2000 reflects increases in our gross margins in 2000 that exceeded the increases in our 2000 operating expenses.

        Communications Segment Operations.    Our communications segment consists of our investment in Expanets, a leading provider of networked communications and data services and solutions to medium-sized businesses. Expanets is a leading independent distributor for Avaya, Inc.'s wide range of products and software and is a significant independent distributor for a number of other major enterprise software providers. Expanets' services include the design, procurement, implementation, maintenance and monitoring of voice networking, data networking, internet connectivity, messaging systems, advanced call processing applications, computer telephony, network management, carrier services and e-business services. Expanets' business is not capital intensive and competition in Expanets' industries is fragmented. In addition, Expanets' maintenance services, which include the maintenance and upgrades of systems, provide recurring revenues. Expanets served approximately 560,000 business customers through more than 150 operational centers in all 50 states during the year ended December 31, 2001.

        Operating revenues at Expanets in 2001 were $1,032.0 million, a decline of $72.0 million, or 6.5%, from 2000 results. In May 2001, Expanets revised certain portions of its original Lucent GEM business acquisition agreements with Avaya. The revised agreements eliminated minimum sales referral obligations from Avaya and increased the volume of recurring revenue service maintenance contracts assigned to Expanets. The 2001 results include a full year's results from the Lucent GEM business, which was acquired in April 2000, but revenues generally declined as a result of the restructured Lucent GEM business acquisition agreements and a downturn in the economy and the telecommunications market in particular. Expanets has focused on services and products that generate recurring revenues such as maintenance and warranty contracts, but traditional equipment sales that provide the basis for the provision of such services have been slowed by consumer cutbacks due to the downturn in the economy. Operating revenues in 2000 were $1,104.0 million, an increase of $809.2 million, or 274.4%, from 1999 results. The growth in revenues in 2000 was attributable primarily to the Lucent GEM business acquisition effective April 2000 and increased revenues from operation of the Lucent GEM business in the remainder of 2000.

        Cost of sales in 2001 was $648.0 million, a decline of $92.5 million, or 12.5%, from 2000 results. The decline in cost of sales was attributable to a shift in sales mix from equipment sales to higher-

margin service sales and a decline in sales volumes. In addition, management has increased its focus on cost reduction measures and improving margins, particularly since the first quarter of 2001. Cost of sales in 2000 was $740.6 million, an increase of $571.7 million, or 338.5%, from 1999 results. The increase in cost of sales in 2000 was principally attributable to the acquisition and operations of the Lucent GEM business. The former Lucent GEM division historically focused on equipment sales, which often generated recurring service and maintenance contracts, but had relatively lower margins than the other historical business lines conducted by Expanets.

        Gross margin in 2001 was $384.0 million, an increase of $20.5 million, or 5.6%, from 2000 results. As a percentage of revenues, gross margin increased from 32.9% in 2000 to 37.2% in 2001. Gross margin dollars increased, in spite of an overall decline in operating revenues, as the result of increased solutions and services sales. The gross margin percentage improvement was a result of the increased mix of higher margin recurring service revenues as compared to lower margin equipment sales. Gross margin in 2000 was $363.5 million, an increase of $237.5 million, or 188.5%, from 1999 results. The growth in gross margin in 2000 was a result of the addition in April 2000 of the Lucent GEM business. Gross margin percentages fell from 42.7% to 32.9% in 2000, as a result of lower-margin equipment sales on which the Lucent GEM division historically focused.

        Operating expenses in 2001 were $486.5 million, an increase of $98.5 million, or 25.4%, from 2000 results. Selling, general and administrative expenses in 2001 were $437.4 million, an increase of $86.5 million, or 24.6%, from 2000 results. The increase in selling, general and administrative expenses in 2001 was primarily a result of the additional transition/integration and other operating expenses related to the Lucent GEM business acquisition. Transition/integration costs of approximately $36 million were incurred during 2001, a $12 million increase over similar costs in 2000. Much of the integration/transition costs are a result of transition service agreements, or TSAs, under which Lucent (transferred in September 2000 to Avaya, Inc.) agreed to provide critical supporting systems such as accounting, information technology and customer care until Expanets could complete the necessary infrastructure internally. Expanets has developed an enterprise software system, called the EXPERT system, which was implemented in November 2001 by most of Expanets' operating units. Implementation of the EXPERT system through December 31, 2001 has allowed Expanets to terminate all but three of the TSAs. Approximately $21.0 million of noncapitalizable integration costs were incurred in association with the EXPERT project. While the EXPERT system is currently in use, Expanets has experienced complications in certain system areas, particularly billings and collections. Management is currently addressing the problems and anticipates that the system will be fully operational during the first quarter 2002, but additional costs may likely be incurred prior to completion. Expanets also recognized an Operational Excellence program restructuring charge in 2001 of $5.9 million. Expanets has reduced staff levels by nearly 20% since 2000. Management of Expanets continues to focus on implementing cost savings initiatives and operating efficiencies. Depreciation and amortization costs increased $12.0 million in 2001 due to additional capitalized costs and intangibles associated with the Lucent GEM business acquisition. Operating expenses in 2000 were $388.1 million, an increase of $275.1 million, or 243.5%, from 1999 results. Selling, general and administrative expenses in 2000 were $350.9 million, an increase of $248.4 million, or 242.3%, from 1999 results. The increase in selling, general and administrative expenses in 2000 was due to the addition in April 2000 of the Lucent GEM business operations. Transition/integration costs of approximately $24.0 million were incurred in 2000 in connection with the acquisition. Depreciation and amortization costs in 2000 increased $26.7 million from expenses of $10.5 million in 1999, primarily due to higher amortization expense associated with the intangibles resulting from the Lucent GEM business acquisition and increased capital expenditures.

        Operating losses in 2001 were $102.6 million, compared to $24.6 million in operating losses in 2000. Losses in 2001 were attributable to the general downturn in the economy and in the communications market in particular, together with the additional integration/transition and other operating expenses incurred as a result of the Lucent GEM business acquisition and increased depreciation and amortization charges. Expanets' management continues to focus on reducing operating expenses and improving gross margin and anticipates improvements in 2002. Losses at Expanets in 2001 and prior years have been allocated to minority interests; however, based upon Expanets' capital structure at December 31, 2001, our share of any subsequent losses in 2002 that exceed $11.1 million would be allocated to us. See "—Significant Accounting Policies—Minority Interest in Consolidated Subsidiaries." Expanets had operating income in 1999 of $13.0 million. The $37.6 million decline between 1999 and 2000 was primarily due to increased selling, general and administrative costs, amortization expense and integration/transition costs related to the Lucent GEM business acquisition.

        HVAC Segment Operations.    Our HVAC segment consists of our investment in Blue Dot, a nationwide network of heating, ventilation, air conditioning, duct cleaning and plumbing professionals who install and maintain indoor comfort systems. Blue Dot primarily operates in the residential and light commercial markets and serviced approximately 850,000 customers in 29 states during the year ended December 31, 2001.

        Operating revenues in 2001 were $423.8 million, an increase of $15.0 million, or 3.7%, from 2000 results. Operations from acquisitions completed during 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in the fourth quarter of 2000 contributed approximately $25.0 million in revenues, however, revenues at three previously acquired locations declined $26.4 million during 2001. Internal growth within the remainder of the HVAC business generated the remaining revenue increase. Blue Dot has made divisional closings and management changes at the three underperforming locations and expects the performance of those locations to improve in 2002. Operating revenues in 2000 were $408.8 million, an increase of $115.1 million, or 39.2%, from 1999 results. The operations of 17 companies acquired in 2000 added approximately $57.0 million in revenues, and the inclusion of the operations for a full year in 2000 of locations acquired during 1999 contributed most of the remaining additional revenues. Revenues from locations acquired before 1999 remained relatively flat in 2000.

        Cost of sales in 2001 was $268.0 million, an increase of $7.0 million, or 2.7%, from 2000 results. The acquisition and operations of additional locations in 2001 and the inclusion of the operations for the full year in 2001 of the locations acquired in the fourth quarter of 2000 increased costs by approximately $13.7 million. Costs from additional locations were offset, however, by $16.2 million in reduced cost of sales in connection with division closings and restructurings at three underperforming locations. The remaining increase in cost of sales was due to internal growth in other locations. Cost of sales in 2000 was $261.0 million, an increase of $78.8 million, or 43.2%, from 1999 costs of $182.2 million. The acquisition and operations of additional locations in 2000 resulted in approximately $32.0 million of additional costs, with the remaining additional costs resulting from the inclusion of the operations for a full year in 2000 of locations acquired in 1999 and limited internal growth from previously acquired locations.

        Gross margin in 2001 was $155.8 million, an increase of $8.0 million, or 5.4%, from 2000 results. The acquisition and operations of locations in 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in late 2000 contributed approximately $11.3 million to gross margin in 2001, while certain underperforming locations lowered gross margin $10.2 million. The remainder of the increase in gross margin in 2001 was due to internal growth in the previously acquired locations. Gross margin in 2000 was $147.8 million, an increase of $36.3 million, or 32.6%, from 1999 results. The operation of locations acquired in 2000 contributed approximately $24.0 million in gross margin, while the remaining growth was due to inclusion of the operations for a full year of prior acquisitions.

        Gross margin as a percentage of revenues increased from 36.2% in 2000 to 36.8% in 2001, due to higher margin acquisitions and greater margin focus within the previously acquired locations. Gross margin as a percentage of revenues declined to 36.2% in 2000 from 38.0% in 1999 due to margin deterioration within certain previously acquired locations and shifts in the overall business mix of the company.

        Operating expenses in 2001 were $169.6 million, an increase of $26.3 million, or 18.4%, from 2000 results. Selling, general and administrative expenses in 2001 were $153.2 million, an increase of $23.7 million, or 18.3%, from 2000 results. Approximately $8.2 million of the additional expenses were incurred in connection with acquisitions in 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in late 2000. Expenditures also increased $2.7 million in 2001 at the corporate level for salaries and benefits of additional team members to support field operations. The remaining increase in expenses was attributable to the growth of previously acquired locations. Blue Dot recorded a $7.2 million Operational Excellence restructuring charge in 2001, which related primarily to severance and related team member benefits. Depreciation and amortization expenses in 2001 increased 18.9% due to the continued acquisition activity and capital expenditures. Operating expenses in 2000 were $143.2 million, an increase of $37.8 million, or 35.9%, from 1999 results. Selling, general and administrative expenses in 2000 were $129.4 million, an increase of $32.7 million, or 33.8%, from 1999 results. The acquisitions and operation of locations in 2000 accounted for over 50% of the increased selling, general and administrative expenses, while the inclusion of the operations for a full year in 2000 of locations acquired in 1999 and the expansion of the corporate offices also increased expenses. Depreciation and amortization expense in 2000 increased $5.1 million to $13.8 million due to continued acquisitions throughout 2000 and 1999.

        Operating loss in 2001 was $13.8 million, a decline of $18.4 million from 2000 results. Acquisitions in 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in 2000 increased earnings by approximately $3.1 million, but the Operational Excellence restructuring charge of $7.2 million, decline in operating income within three underperforming locations, margin shortfalls and an overall increase in operating expenses resulted in the net decline and operating loss in 2001. Operating income in 2000 was $4.6 million, a decline of $1.5 million from 1999 results. The increased operating expenses and gross margin deterioration in previously acquired locations exceeded the additional operating income from locations acquired in 1999, resulting in a decline in operating income.

        All Other Operations.    Revenues for the segment in 2001 were $16.9 million, an increase of $1.6 million, or 10.7%, from 2000 results. The growth in 2001 was attributable to a small acquisition closed in December 2000, which was partially offset by business restructurings and reductions within certain other service activities. Revenues in 2000 were $15.3 million, a decline of $1.9 million, or 10.8%, from 1999 results. The decline in revenues in 2000 was due to business restructuring and realignments within the operations to focus on more profitable activities.

        Cost of sales in 2001 was $11.2 million, an increase of $0.4 million, or 4.0%, from 2000 results. The increase was a result of the aforementioned acquisition offset by decreased costs from reductions in other service activities. Cost of sales in 2000 were $10.8 million, a decline of $1.7 million, or 13.3%, from 1999 results, principally due to business restructuring.

        Gross margin in 2001 was $5.7 million, an increase of $1.2 million from 2000 results. As a percentage of revenues, gross margin improved from 29.4% in 2000 to 33.7% in 2001. The increases resulted from a focus on more profitable operations. Gross margin in 2000 was $4.5 million, a decrease of $0.2 million from 1999 results. The decrease was due to reductions in operations to focus on more profitable activities. Gross margin as a percentage of revenues improved from 27.4% in 1999 to 29.4% in 2000.

        Operating expenses in 2001 were $32.1 million, an increase of $13.9 million, or 76.4%, from 2000 results. The increase was due principally to $7.3 million of restructuring charges related to Operational Excellence, increased salaries, benefits and relocation expenses related to additional personnel in the corporate offices, additional costs from the acquisition, increased professional services expenses, and an increase in certain other benefit plan expenses. Operating expenses in 2000 were $18.2 million, an increase of $3.2 million, or 21.0%, from 1999 results. As with the increases in 2001, personnel additions and related benefit and relocation expenses represented the majority of the increase, which were offset slightly by decreased operating expenses within certain restructured service activities.

        Operating losses in 2001 were $26.4 million, compared to losses of $13.7 million in 2000. The $12.7 million increase in operating losses in 2001 was attributable to the restructuring charges together with growth in corporate operating expenses, which were partially offset by an increase in gross margin. Losses in 2000 were $13.7 million, an increase of $3.3 million from 1999 losses. The additional losses in 2000 were due to increased corporate expenses without offsetting gross margin gains.

        Discontinued Propane Segment Operations.    Revenues in 2001 were $2,513.8 million, a decline of $2,908.8 million, or 53.6%, from 2000 results. The decrease was almost entirely attributable to wholesale operations, which in 2001 had revenues of $2,139.9 million, a decline of $2,893.2 million from 2000 results. The sale of the Canadian crude oil activities effective December 2000 contributed $1,730.7 million to the decrease. Approximately 75% of the remaining decrease of $1,162.5 million was due to volume decreases with price decreases responsible for the remainder. CornerStone's retail revenues in 2001 declined $15.6 million due to lower volumes as a result of warmer winter weather (especially the November-December timeframe) and lower commodity prices passed on to customers. Revenues in 2000 were $5,422.6 million, an increase of $3,176.2 million, or 141.4%, from 1999 results. The increase was primarily due to wholesale operations, which in 2000 had revenues of $5,033.2 million, an increase of $3,090.7 million from 1999 results. Price increases contributed approximately $1,583.0 million to the increase with volume increases representing the majority of the remaining increase.

        Gross margin for propane in 2001 was $202.4 million, a decline of $23.9 million, or 10.6%, from 2000 results. Reduced wholesale gross margins constituted the entire decrease, while retail propane gross margin was flat. CornerStone's gross margin for wholesale operations in 2001 was $24.1 million, a decline of $23.9 million from 2000 results. The decline in gross margin was primarily due to the sale of the Canadian crude operations and losses due to unprofitable natural gas trading operations that have been discontinued. Retail gross margins remained flat in 2001, principally due to warmer weather, offset by an increase in nonpropane margins and management of the margins in times of volatile propane prices. Gross margin for propane in 2000 was $226.3 million, an increase of $18.6 million, or 9.0%, from 1999 results. Wholesale gross margin in 2000 was $48.0 million, an increase of $11.2 million, or 30.4%, from 1999. This increase was due to expanded operations in U.S. and Canadian crude oil activity, which were partially offset by the discontinued unprofitable natural gas trading losses. Retail margins increased 4.4% in 2000 to $178.3 million due primarily to the contribution of non-propane margins.

        Operating income in 2001 was $12.9 million, a decline of $23.6 million, or 64.7%, from 2000 results. Operating income was lower in 2001 as a result of losses from the sale of the Canadian crude oil activities and warmer winter weather, the effects of which were partially offset by operating expense savings. Operating income in 2000 was $36.5 million, an increase of $0.5 million from 1999 results. The gross margin gains from expanded wholesale operations were tempered by high commodity prices, lower retail margin growth and discontinued unprofitable natural gas trading losses.

Liquidity and Capital Resources

Cash Flows and Cash Position

Operating Activities

        We generate cash to fund our operations through a combination of cash flows from current operations, the sale of our securities and our borrowing facilities. We realized cash outflows from operations of $54.6 million in the six months ended June 30, 2002 and net positive cash inflows of $61.0 million in the six months ended June 30, 2001. The decrease in cash flows is principally a result of the increase in accounts receivable within our communications segment resulting from a delay in billings experienced in connection with the EXPERT system implementation and additional receivables added from Northwestern Energy LLC's Montana operations, whose accounts receivable balances are higher due to heavier energy use for heating needs, which was partially offset by approximately $52.0 million of operating cash flow generated by NorthWestern Energy LLC's Montana operations. We realized net positive cash inflows from operations of $85.6 million in 2001, $34.7 million in 2000 and $70.2 million in 1999. The increase in cash flows in 2001 was due in part to a $63.5 million increase in accrued expenses, a $51.0 million increase in accounts payable, a $32.3 million decrease in net assets of discontinued operations and a $20.3 million decrease in accounts receivables which were partially offset by a $19.0 million increase in other current assets and a $16.0 million increase in inventories. In 2001, we used our cash from operations, together with $6.2 million in existing cash and cash equivalents and $91.3 million in cash provided from financing activities, to fund $183.1 million in investment activities, including our acquisitions and growth expenditures. In 2000, we used a portion of our cash from operations, together with $150.0 million in cash provided from financing activities, to fund $163.9 million in investment activities, including our acquisitions and growth expenditures. In 1999, we used a portion of our cash from operations, together with $67.7 million in cash provided from financing activities, to fund $129.2 million in investment activities, including our acquisitions and growth expenditures.

        We expect to generate net positive cash flows from operations for the balance of 2002 and to fund our day to day operations through our operating cash flows and our current cash and cash equivalents. Operating cash flows are expected to increase in 2002 as a result of our Operational Excellence initiatives, reduced integration and transition expenses and incremental operating cash flows from NorthWestern Energy LLC's Montana operations.

Investing and Financing Activities

        Cash flows used in investing activities were $571.9 million in the first six months of 2002 compared to $63.3 million in the first six months of 2001. The increase was principally due to the acquisition of NorthWestern Energy LLC's Montana operations during 2002 which accounted for approximately $515.0 million, offset by proceeds of $22.4 million from a sale-leaseback transaction executed during second quarter 2002 at Blue Dot, and continued maintenance and growth capital expenditures. Maintenance capital expenditures are capital expenditures incurred in order to maintain our business as it exists at that time. Growth capital expenditures are capital expenditures incurred in order to grow our business in any respect. Cash flows provided by financing activities were $559.8 million in the first six months of 2002 compared to $16.9 million in the first six months of 2001. The increase was primarily due to proceeds received from our offering of $720 million of the original notes discussed below, which was used to pay our acquisition term loan used to finance the acquisition of NorthWestern Energy LLC's Montana operations, and the trust preferred securities offerings discussed below. Cash flows used in investing activities of $183.1 million in 2001 increased $19.2 million over 2000 investing activities. The increase was principally a result of increased growth of property, plant and equipment capital expenditures. Cash flows used in investing activities of $163.9 million in 2000 increased $34.7 million over 1999 investing activities of $129.2 million. The increase was principally due to a decline in sales of noncurrent investments and assets. Cash flows provided by financing activities of $91.3 million in 2001 declined $58.7 million compared to $150.0 million of financing cash inflows in 2000. The decrease is attributable to a decline in net debt issuances and repayments and an increase in cash used to repurchase subsidiary minority interests, offset by proceeds from common stock issuances in 2001. Financing cash inflows of $150.0 million in 2000 were $82.3 million higher than cash flows provided by financing activities of $67.7 million in 1999. The increase was principally a result of the issuance of $149.6 million of floating rate debt in 2000, which was partially offset by increased cash used to repurchase subsidiary minority interests and a decrease in debt repayments.

        Our cash, cash equivalents, investments and marketable securities and other non current investments totaled $173.2 million as of June 30, 2002, as compared to $100.1 million as of June 30, 2001. The increased balance is a result of excess cash invested from NorthWestern Energy LLC's Montana operations. Our cash, cash equivalents, investments and marketable securities totaled $100.1 million, $106.9 million and $90.3 million at December 31, 2001, 2000 and 1999, respectively. During 2001 and early 2002, we raised cash proceeds from the following offerings of our securities and new debt facilities.

        We completed a 3.68 million share common stock offering, including an overallotment option, in October 2001. The offering raised $74.9 million of net proceeds, after expenses and commissions. Approximately $35.0 million of these net proceeds were contributed to Blue Dot for the redemption of certain preferred stock and common stock held by former owners of these businesses pursuant to existing agreements and the remainder was used for general corporate purposes, including reducing short-term debt and amounts drawn under our old credit facility.

        On December 21, 2001, NorthWestern Capital Financing II sold 4.0 million shares of its 8 1/4% trust preferred securities and on January 15, 2002, sold an additional 270,000 shares of its 8 1/4% trust preferred securities pursuant to an overallotment option. We received approximately $102.9 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility. The 8 1/4% trust preferred securities will be redeemed either at maturity on December 15, 2031, or upon early redemption.

        On January 31, 2002, NorthWestern Capital Financing III sold 4.0 million shares of its 8.10% trust preferred securities, and on February 5, 2002, sold an additional 440,000 shares of its 8.10% trust preferred securities pursuant to an overallotment option. We received approximately $107.4 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility. The 8.10% trust preferred securities will be redeemed either at maturity on January 15, 2032, or upon early redemption.

        On February 15, 2002, in connection with our recently completed acquisition of The Montana Power Company's energy distribution and transmission business, we assumed $488 million of debt and preferred stock net of cash received from The Montana Power Company and we drew down a $720 million term loan and $19 million swing line commitment under our $280.0 million revolving credit facility to fund our acquisition costs and repay borrowings of $132.0 million outstanding under our existing recourse bank credit facility. The $488 million of assumed debt and preferred stock includes various series of mortgage bonds, pollution control bonds and notes that bear interest rates of between 5.90% to 8.95%. These include both secured and unsecured obligations with maturities that range from 2003 to 2026.

        On March 13, 2002, we issued $250 million of the original 7 7/8% notes due March 15, 2007, and $470 million of the original 8 3/4% notes due March 15, 2012, which resulted in net proceeds to us of $714.1 million. We have applied these net proceeds together with available cash to fully repay and terminate the $720 million term loan portion of our credit facility. On March 28, 2002, we entered into two fair-value hedge agreements, each of $125 million, to effectively swap the fixed interest rate on our $250 million five-year original notes to floating interest rates at the three-month London Interbank Offered Rate plus spreads of 2.32% and 2.52%, effective as of April 3, 2002. The effective interest rate on our $250 million five-year original notes was 4.28% as of July 8, 2002, after giving effect to the hedge agreements. Based on the June 30, 2002 calculation of future settlement value, the hedges had a value in our favor of $11.1 million.

        On July 31, 2002, we redeemed the $2.6 million of our 26,000 outstanding shares of 4 1/2% series preferred stock at $110.75 per share resulting in a cash outlay of $2.9 million. On August 15, 2002, we redeemed the $1.2 million of our 11,500 outstanding shares of 6 1/2% series redeemable preferred stock at $101.35 per share resulting in a cash outlay of $1.2 million.

        See "—Capital Requirements" below for more information regarding our future funding requirements.

Material Borrowings

        We and our subsidiaries had the following long-term and short-term debt, mandatorily redeemable preferred securities and other commitments outstanding as of June 30, 2002:

	Total	2002	2003	2004-2006
	(in thousands)
Recourse Debt:
Original Notes, 7 7/8% and 8 3/4%	$720,000	$—	$—	$—
Discount on Notes	(853)	—	—	—
Fair Value Hedge Adjustment	11,087
Mortgage Bonds, 6.99%, 7.00% and 7.10%	120,000	5,000	—	60,000
Senior Unsecured Debt, 6.95%	105,000	—	—	—
Pollution Control Obligations, 5.85% and 5.90%	21,350	—	—	—
Floating Rate Notes, LIBOR + 0.75%(1)	150,000	150,000	—	—
NorthWestern Energy LLC Debt—
First Mortgage Bonds, 7.30%, 8.25%, 8.95% and 7.00%	157,197	—	—	155,386
Pollution Control Obligations, 6.125% and 5.90%	170,205	—	—	—
Secured Medium Term Notes, 7.25% and 7.23%	28,000	—	15,000	—
Unsecured Medium Term Notes, 7.07%, 7.96% and 7.875%	40,000	—	—	15,000
Natural Gas Transition Bonds, 6.20%	52,244	3,926	4,364	13,508
8.45% mandatorily redeemable preferred securities of subsidiary trust	65,000	—	—	—
Discount on Bonds	(3,390)	—	—	—
Nonrecourse Debt:
Montana Megawatts facility, LIBOR + 1.50%(1)(2)	54,545	54,545	—	—
CornerStone facility(3)	17,700	17,700	—	—
Expanets facility(4)	75,801	75,801	—	—
Other debt, various	28,240	302	869	27,061
Capital and Operating Leases:
Capital leases	15,839	6,835	4,146	5,539
Future minimum operating lease payments	341,952	43,521	48,483	119,441
Mandatorily Redeemable Preferred Securities of Subsidiary Trusts:
8.125% mandatorily redeemable preferred securities of subsidiary trust	32,500	—	—	—
7.20% mandatorily redeemable preferred securities of subsidiary trust	55,000	—	—	—
8 1/4% mandatorily redeemable preferred securities of subsidiary trust	106,750	—	—	—
8.10% mandatorily redeemable preferred securities of subsidiary trust	111,000	—	—	—

Total(5)	$2,475,167	$357,630	$72,862	$395,935

(1)
LIBOR refers to the London Interbank Offered Rates.
(2)
NorthWestern has unconditionally guaranteed up to $27.5 million of this facility. The maximum amount that may be borrowed under the facility is $55.0 million.
(3)
NorthWestern has unconditionally guaranteed 100% of this facility. The maximum amount that may be borrowed under the facility is $50.0 million. On August 20, 2002, NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under Cornerstone's credit facility, which NorthWestern had previously guaranteed. No further drawings may be made under this facility.

(4)
The maximum amount that may be outstanding under this facility was initially $125.0 million, and was reduced to $100.0 million on March 5, 2002, $80.0 million on April 30, 2002 and $55.0 million on August 30, 2002, and which had an outstanding balance of $39.6 million as of August 30, 2002. If Expanets defaults under this facility, we may be obligated to purchase up to $50.0 million of inventory and accounts from Avaya.

(5)
In addition, as of June 30, 2002, NorthWestern had no indebtedness outstanding and letters of credit totaling $11.7 million outstanding under its $280.0 million revolving credit facility. At September 9, 2002, we had $68.0 million of indebtedness outstanding and letters of credit totaling $19.6 million outstanding under our $280.0 million revolving credit facility.

        Since we have accounted for CornerStone as a discontinued operation, the above table does not include $410.0 million of 7.33%, 7.53%, 8.08%, 8.27% and 10.26% senior secured notes of CornerStone and $18.4 million of notes payable and capital lease obligations of CornerStone, which are non-recourse to us, and $17.7 million of short-term debt of CornerStone which we had previously guaranteed, all of which was outstanding at June 30, 2002. $41.8 million of CornerStone's senior secured notes mature in 2003 and $152.2 million of CornerStone's senior secured notes mature in 2004 through 2006. On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. For additional information relating to CornerStone, see "Business—Unregulated Businesses—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein and our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

        The following is certain additional information relating to our debt facilities listed in the above table.

Recourse Debt

        The Mortgage Bonds are three series of general obligation bonds we issued, that are secured by substantially all of our electric and natural gas assets. As reflected in the table above, these bonds mature in 2002, 2005 and 2023.

        The Senior Unsecured Debt is a general obligation that matures in 2028. We issued this debt in November 1998, and the proceeds were used to repay short-term indebtedness and for general corporate purposes.

        The Pollution Control Obligations are three obligations we issued in 1993 that are secured by substantially all of our electric and gas assets.

        The Floating Rate Notes are notes we issued in a private placement in September 2000, which mature on September 23, 2002. The effective interest rate on the notes for the six months ended June 30, 2002 was 3.95% with a rate at June 30, 2002 of 3.92%. The effective interest rate on the notes for 2001 was 5.2% with a rate at December 31, 2001 of 2.65%.

        Our $280.0 million revolving credit facility bears interest at a variable rate tied to the London Interbank Offered Rate plus a spread of 1.5% based on our current credit ratings and accrued interest at 3.34% per annum as of June 30, 2002. At September 9, 2002, we had $68.0 million of indebtedness outstanding and letters of credit totaling $19.6 million outstanding under our $280.0 million credit facility and $192.4 million of availability under the facility. Our revolving credit facility expires on

February 14, 2003, although we may convert up to $225.0 million of the aggregate amount outstanding as of February 11, 2003 into a term loan on a non-revolving basis that matures on February 14, 2004. The credit agreement with respect to our revolving credit facility contains a number of representations and warranties and imposes a number of restrictive covenants that, among other things, limit our ability to incur indebtedness and make guarantees, create liens, make capital expenditures, pay dividends and make investments in other entities. In addition, we are required to maintain certain financial ratios, including:

    •
    net worth on the last day of each fiscal quarter of at least $350.0 million;

    •
    a funded debt to capital ratio on the last day of each fiscal quarter of no greater than 72% as of the last day of each fiscal quarter ending prior to February 14, 2003 and 68% for any quarter ending thereafter; and

    •
    a ratio of utility business EBITDA to consolidated recourse interest expense on the last day of each fiscal quarter of at least 2.00 to 1.00. During 2002, the ratio is calculated for the period from January 1, 2002 through the end of the respective fiscal quarter. Thereafter, the ratio is calculated for the four most recent fiscal quarter period.

        For purposes of the above ratios:

  •
  net worth includes the sum of shareholders' equity, preferred stock, preference stock and corporation obligated mandatorily redeemable preferred securities of subsidiary trusts;

  •
  funded debt includes our consolidated indebtedness, excluding non-recourse debt;

  •
  total capital includes the sum of funded debt, shareholders' equity, preferred stock, preference stock and corporation obligated mandatorily redeemable preferred securities of subsidiary trusts; and

  •
  utility business EBITDA includes the sum of the operating income of the utility business, plus, without duplication and to the extent reflected as a charge in the statement of income of the utility business, depreciation and amortization.

        We were in compliance with all ratios for the quarters ended March 31 and June 30, 2002. As of June 30, 2002, our net worth was $776.4 million, our funded debt-to-capital ratio was 68.5% and our ratio of utility business EBITDA to consolidated recourse interest expense was 2.52 to 1.00.

        For a description of the original notes, see "Summary—Recent Developments—Securities Offerings" and "Description of Notes." For a description of the trust preferred securities, see "Summary—Recent Developments—Securities Offerings" and "—Cash Flows and Cash Position—Investing and Financing Activities."

Nonrecourse Debt

        The Expanets facility represents a short-term line of credit provided to Expanets by Avaya for the purpose of financing purchases of Avaya products. This facility was recently amended to extend the repayment term through December 31, 2002 and was reduced from $125.0 million to $100.0 million on March 5, 2002, $80.0 million on April 30, 2002 and $55.0 million on August 30, 2002, and which had an outstanding balance of $39.6 million as of August 30, 2002. If Expanets defaults on this facility, we may be obligated to purchase up to $50 million of inventory and accounts from Avaya. As of June 30, 2002, the effective interest rate of this loan was 12%.

        Montana Megawatts I, LLC, one of our wholly owned subsidiaries, is a party to a 365-day term loan facility providing for loans in an aggregate principal amount of $55.0 million with ABN AMRO Bank N.V. and Bank of Scotland to finance the purchase of certain equipment and related expenses for a 240-megawatt natural gas-fired generation project currently under construction in Great Falls,

Montana. The loans bear interest at LIBOR plus 1.00% on the first $27.5 million outstanding and LIBOR plus 1.50% on amounts outstanding in excess of $27.5 million and with respect to $27.5 million of the facility matures on September 28, 2002 and with respect to the remainder of the facility matures on September 28, 2003. We have provided a guarantee on 50% of the borrowings outstanding on the facility, up to a maximum guarantee of $27.5 million. As of June 30, 2002, $54.5 million had been drawn on the facility with an effective interest rate of 3.44% and is reflected on the balance sheet as part of non-recourse short-term debt. We intend to seek to extend the facility for up to one year while Montana Megawatts seeks to enter into power purchase agreements to sell output from the project, which may include agreements with NorthWestern Energy LLC as the default supplier, after which we, or one or more of our affiliates, will seek to enter into traditional construction finance arrangements in connection with the project. For further information about the financing and operation of our Great Falls electric generation project, see note 4 of the notes to our consolidated financial statements included elsewhere herein.

        The CornerStone guarantee relates to CornerStone's $50 million credit facility. At June 30, 2002, $17.7 million was outstanding under CornerStone's credit facility. The credit facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon CornerStone's ratio of consolidated debt to consolidated cash flow. The effective rate on the CornerStone credit facility at June 30, 2002 was 5.75%. As part of this facility, we agreed to provide a guaranty for the entire $50.0 million. In consideration for providing this guarantee, CornerStone's independent Audit Committee and Board of Directors approved a cash payment to us of $2.3 million and granted us 487,179 warrants to purchase common units at $.10 per unit. All of the commitment fee has been accrued, but remains unpaid at June 30, 2002. CornerStone was projected to not be in compliance with certain covenants under this facility and on January 18, 2002 received an amendment to the credit agreement relaxing certain financial maintenance covenants and requiring CornerStone to eliminate any quarterly distributions to common unitholders for the remaining term of the facility. On August 20, 2002, NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under Cornerstone's credit facility, which NorthWestern had previously guaranteed. CornerStone may not make further drawings under this facility.

        On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. We will continue to evaluate CornerStone's financial restructuring and the impact upon creditors of CornerStone, including us, and we expect to reflect any resulting financial implication in our third quarter 2002 results. For additional information relating to CornerStone, see "Business—Unregulated Businesses—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein and our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

        The Other Debt includes a $35.0 million subordinated note payable to Avaya. In April 2000, Expanets completed a transaction to purchase the Lucent GEM business and, as part of the transaction, Expanets issued Avaya a $35.0 million subordinated note and a $15.0 million convertible note. The $15.0 million note converted into Series D Preferred Stock of Expanets prior to the end of 2001. The $35.0 million subordinated note, which matures on March 31, 2005, is discounted at June 30, 2002, to $25.4 million, as it is noninterest bearing.

        The capital lease obligations are principally used to finance equipment purchases and capital leases and notes payable assumed by our subsidiaries in connection with their respective acquisitions of other businesses. These leases have various implicit interest rates, which range from 0.9% to 22.2%.

Capital Requirements

        We expect to fund our day-to-day operations through our operating cash flows and our current cash and cash equivalents. Our principal capital requirements include continued funding for growth of existing business segments; funding new corporate investment and development ventures; funding maintenance and expansion programs; funding debt and preferred stock retirements, sinking fund requirements, and the payment of dividends to our common shareholders, all of which may require us to incur additional debt or sell or issue additional equity securities.

        Maintenance capital expenditures for property, plant and equipment for the six months ended June 30, 2002 and 2001 were $21.7 million and $20.5 million, respectively, and for the years ended December 31, 2001, 2000 and 1999, were $47.5 million, $29.0 million, and $24.9 million, respectively. We estimate that our maintenance capital expenditures for 2002 and 2003 will be $57.4 million and $75.5 million, respectively. Our maintenance capital expenditures are continually examined and evaluated and may be revised in light of changing business operating conditions, variation in sales, investment opportunities and other business factors.

        As of June 30, 2002, debt facilities totaling $339.5 million maintained by us or our subsidiaries will mature in 2002 and 2003 and will need to be repaid or extended, including:

  •
  our $150.0 million aggregate principal amount of floating rate notes, which are scheduled to mature on September 23, 2002;

  •
  Montana Megawatts I, LLC's $55.0 million term loan facility, of which $27.5 million is currently scheduled to mature on September 28, 2002 and of which $27.5 million is currently scheduled to mature on September 28, 2003;

  •
  Expanets' $125.0 million nonrecourse equipment purchase financing facility with Avaya, which expires on December 31, 2002 and was reduced to $100.0 million on March 5, 2002, $80.0 million on April 30, 2002 and $55.0 million on August 30, 2002, and which had an outstanding balance of $39.6 million as of August 30, 2002; and

  •
  our new $280.0 million working capital facility, which is scheduled to mature on February 14, 2003, although we may convert up to $225.0 million of the aggregate amount outstanding as of February 11, 2003 into a term loan on a non-revolving basis that matures on February 14, 2004.

In addition, on August 20, 2002 NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under CornerStone's credit facility, a portion of which was outstanding on June 30, 2002 and which NorthWestern had previously guaranteed. No further drawings may be made under this facility.

        We intend to finance these obligations in a number of ways, including the issuance of additional securities and by obtaining new credit arrangements. We intend to raise approximately $150.0 million to $200.0 million in additional equity in 2002 and 2003, through one or more public offerings and/or private placements, and use the proceeds to retire debt and for other corporate purposes, including funding new corporate investments and acquisition and growth ventures. We may also consider applying a portion of our free cash flow and/or the net proceeds from sales of non-core assets to further reduce our debt. We may also issue additional other debt or equity during the year for these purposes. However, there can be no assurance that we will be successful in our refinancing endeavors. See "Risk Factors—Our growth strategy is subject to risks and uncertainties, including those related to the integration of acquired businesses" and "Risk Factors—We will need significant additional capital to refinance our indebtedness that is scheduled to mature and for other working capital purposes, which we may not be able to obtain."

        Several of the maturing obligations are obligations of our subsidiaries. If the subsidiaries are unable to secure alternate financing, we may need to provide them with additional financing to repay these maturing obligations and to fund their operations.

        Blue Dot has expanded its operations by acquiring existing complementary businesses. These acquisitions have been funded, in part, through Blue Dot's prior credit facility. Blue Dot is currently negotiating for a working capital facility. It will be likely that we will need to provide Blue Dot with additional funding for acquisitions and general operating purposes.

        Expanets is in the process of seeking an asset-based commercial credit facility to replace the Avaya line of credit and to provide operating capital to fund its day-to-day operations. If Expanets is unable to secure an acceptable facility, it will be likely that we will need to provide Expanets with additional funding for general operating purposes. Additionally, Expanets is in the process of enhancing the operational capabilities of its new enterprise software system, which it calls the EXPERT system. We expect that Expanets will need to invest additional funds in the EXPERT system to fully implement it. We have in the past, and may need to in the future, provide Expanets with funding for other working capital purposes until Expanets refinances the Avaya line of credit.

        In July 2001, CornerStone formed a Special Committee of its Board of Directors to review the partnership operating plan and capital structure. Cornerstone also announced it has engaged Credit Suisse First Boston Corporation to pursue the possible sale or merger of CornerStone. Based upon CornerStone's current situation, it is impossible to predict CornerStone's future capital expenditures or how CornerStone will obtain the necessary capital. While the operations of CornerStone have been reflected in the June 2002 financial statements as discontinued operations, and the associated liabilities reflected as such, we have provided a guaranty for the entire $50.0 million bank credit facility that CornerStone maintains. As of June 30, 2002, $17.7 million was outstanding under that facility along with $8.3 million in letters of credit. The facility expires November 2003. CornerStone has breached its covenants under this facility and through an amendment executed January 18, 2002, the facility was continued but Cornerstone's ability to pay minimum quarterly distributions to its common unit holders was suspected for the remaining term of the facility. On August 20, 2002, NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under Cornerstone's credit facility, which NorthWestern had previously guaranteed. No further drawings may be made under this facility. On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. SYN, Inc., a majority owned subsidiary of NorthWestern Corporation, extended a $9.0 million loan to CornerStone for immediate financing needs.

        We will continue to review the economics of extending the maturity dates or refinancing short-term debt and retiring or refunding remaining long-term debt and preferred stock to provide financial flexibility and minimize long-term financing costs. We may continue to make investments in Blue Dot and Expanets. We have made $363.6 million in aggregate preferred stock investments in Expanets and $367.3 million in aggregate preferred stock investments in Blue Dot through June 30, 2002. Additionally, we advanced $51.4 million in credit to Expanets during 2001, which, along with other intercompany balances, was still outstanding as of June 30, 2002. The loan bears interest at 17% per annum and repayment is anticipated in 2002. Pursuant to our growth strategy, we have evaluated, and expect to continue to evaluate, possible acquisitions in related and other industries on an ongoing basis and at any given time may be engaged in discussion or negotiations with respect to possible acquisitions. Some of these acquisitions may be significant and might require us to raise additional equity and/or incur debt financings, which are subject to certain risks and uncertainties. See "Risk Factors—Our growth strategy is subject to risks and uncertainties, including those related to the integration of acquired businesses."

Significant Accounting Policies

        The preparation of our financial statements includes the application of several significant accounting policies. Understanding these policies is critical to comprehending our financial statements. The following is a discussion of the most significant policies we apply. Additional policies are described in Note 1 of our audited annual consolidated financial statements and Note 2 of our unaudited quarterly consolidated financial statements included elsewhere herein.

Revenue Recognition

        Revenues are recognized differently depending on the type of revenue. Electric and natural gas utility revenues are recognized when customers are billed on a monthly basis, rather than on the basis of meters read or energy delivered. Communications and HVAC revenues are recognized when goods are delivered to customers or services are performed, except for revenues for services performed under material installation or service contracts, which are recognized in any given period based on the percentage of costs incurred to date in relation to total estimated costs to complete the contracts. Certain judgments affect the application of our revenue recognition policy, primarily percentage of project completion. Revenue estimates in these areas are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could materially impact future operating results.

Regulatory Assets and Liabilities

        Our regulated operations are subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulations. Our regulatory assets are the probable future revenues associated with certain costs to be recovered from customers through the ratemaking process. Regulatory liabilities are the probable future reductions in revenues associated with amounts to be credited to customers through the ratemaking process. If any part of our operations become no longer subject to the provisions of SFAS No. 71, the probable future recovery of or reduction in revenue with respect to the related regulatory assets and liabilities would need to be evaluated. In addition, we would need to determine if there was any impairment to the carrying costs of deregulated plant and inventory assets. While we believe that our assumption regarding future regulatory actions is reasonable, different assumptions could materially affect our results.

Minority Interest in Consolidated Subsidiaries

        Many of our acquisitions at Expanets and Blue Dot have involved the issuance of common stock in those subsidiaries to the sellers of the acquired businesses. In connection with certain acquisitions of Expanets and Blue Dot, the sellers can elect to exchange the stock of Expanets and Blue Dot for cash at a predetermined exchange rate. Our investments in Expanets and Blue Dot are principally in the form of senior preferred stock with voting control and a liquidation preference over the common stock. We are required to consolidate the financial results of Expanets and Blue Dot because of our voting control. The common stock issued to third parties in connection with acquisitions creates minority interests which are junior to our preferred stock interests. Operating losses at Expanets and Blue Dot have been allocated first to the common shareholders of each subsidiary in proportion to common equity ownership to the extent the allocation does not exceed the minority interest of such common shareholders in the equity capital of the subsidiary after giving effect to any put options or exchange agreements, and thereafter is allocated to the preferred shareholders of each subsidiary in the order of priority equal to the liquidation preference of each series of preferred stock. Exchange agreements totaling $6.0 million and $6.0 million for Expanets and $4.6 million and $12.4 million for Blue Dot remained outstanding and were included in minority interests as of June 30, 2002 and December 31, 2001, respectively. The equity held by third parties of these entities is as follows:

	Third Party Equity Reflected as Minority Interests
		At December 31,
	At June 30, 2002
		2001	2000
	(in thousands)
Expanets	$5,972	$17,124	$140,390
Blue Dot	4,641	12,439	51,691
Other	493	504	751

Total	$11,106	$30,067	$192,832

        The Minority Interests in Net Loss of Consolidated Subsidiaries contained in our consolidated statements of income is the income (loss) of our subsidiaries which is allocable to minority interests. In order to determine the allocation of income (loss) to minority interests, preferred dividends and corporate services allocations are deducted from the income (loss) before minority interests reported in our segment disclosures in order to arrive at the Minority Interests in Net Loss of Consolidated Subsidiaries contained in our consolidated statements of income. The corporate services allocations relate to certain services NorthWestern provides to, and is reimbursed from, its subsidiaries for management services, including insurance, administrative support for employee benefits, transaction structuring, financial analysis and information technology. These services are discussed in Note 1 "Significant Accounting Policies—Related Party Transactions" to NorthWestern's annual consolidated financial statements. The preferred dividends relate to dividends on our 12% coupon Preferred Stock of Expanets and our 11% coupon Preferred Stock of Blue Dot. The preferred dividends and corporate services allocations are eliminated in consolidation. The net income (loss) before minority interests and net income (loss) available to common equity holders reported in our segment disclosures includes the portion of interest expense on our $51.4 million loan to Expanets which is allocable to third party minority interests.

        The following tables demonstrate the reconciliation of income (loss) before minority interests reported in NorthWestern's segment disclosures for its communications and HVAC segments, the only two segments which have Minority Interest, to Minority Interests in Net Loss of Consolidated Subsidiaries contained in its consolidated statements of income for the periods indicated. All amounts in boxes are reflected directly within NorthWestern's consolidated financial statements. All other amounts support the derivation of those numbers.

	Six months ended June 30, 2002
	HVAC (Blue Dot)	(in thousands) Communications (Expanets)		Total
Income (loss) before minority interests	$(988)	$(5,137	)(1)	$(6,125)
Preferred dividends	(18,898)	(21,444)		(40,342)
Management fees	(2,055)	(2,100)		(4,155)

Net income (loss) available to common equity holders	$(21,941)	$(28,681)		$(50,622)

Income (loss) allocation to shareholders:
NorthWestern	$(10,079)	$(17,529)		$(27,608)
Minority interests	(11,862)	(11,152)		(23,014)

Total	$(21,941)	$(28,681)		$(50,622)

(1)
Expanets' loss before minority interests includes $3.8 million of after tax interest expense on amounts due to NorthWestern.

	Six months ended June 30, 2001
	HVAC (Blue Dot)	(in thousands) Communications (Expanets)	Total
Income (loss) before minority interests	$(2,199)	$(51,675) (2)	$(53,874)
Preferred dividends	(12,517)	(15,662)	(28,179)
Management fees	(1,523)	(4,245)	(5,768)

Net income (loss) available to common equity holders	$(16,239)	$(71,582)	$(87,821)

Income (loss) allocation to shareholders:
NorthWestern	$(12,045)	$(83)	$(12,128)
Minority interests	(4,194)	(71,499)	(75,693)

Total	$(16,239)	$(71,582)	$(87,821)

(2)
Expanets' loss before minority interests includes $1.8 million of after tax interest expense on amounts due to NorthWestern.

        Preferred dividends for the six months ended June 30, 2002 of $21.4 and $18.8 million for Expanets and Blue Dot, respectively, represent increases of $5.8 million and $6.4 million, respectively, which reflect increased investments by NorthWestern in the preferred stock of each entity. Corporate allocations for the six months ended June 30, 2002 of $2.1 and $2.1 million for Expanets and Blue Dot, respectively, represent a decrease of $2.1 million for Expanets and an increase of $0.5 million for Blue Dot. The decrease at Expanets is due to reduced services provided by NorthWestern related to the non-recurring transition and integration expenses related to the acquisition of the Lucent GEM assets. The increase at Blue Dot is due to continued increased involvement and corporate services provided by NorthWestern.

	Year ended December 31, 2001
	HVAC (Blue Dot)	(in thousands) Communications (Expanets)		Total
Income (loss) before minority interests	$(13,562)	$(87,008	)(3)	$(100,570)
Preferred dividends	(28,192)	(33,062)		(61,254)
Management fees	(3,047)	(7,971)		(11,018)

Net income (loss) available to common equity holders	$(44,801)	$(128,041)		$(172,842)

Income (loss) allocation to shareholders:
NorthWestern	$(31,246)	$(148)		$(31,394)
Minority interests	(13,555)	(127,893)		(141,448)

Total	$(44,801)	$(128,041)		$(172,842)

(3)
Expanets' loss before minority interests includes $4.4 million of after tax interest expense on amounts due to NorthWestern.

        Preferred dividends for the year ended December 31, 2001 of $33.1 and $28.2 million for Expanets and Blue Dot, respectively, represent increases of $7.2 million and $8.6 million, respectively, which reflect increased investments by NorthWestern in the preferred stock of each entity. Corporate allocations for the year ended December 31, 2001 of $8.0 and $3.0 million for Expanets and Blue Dot, respectively, represent increases of $3.7 million and $0.7 million, respectively. The increase at Expanets is due to increased services provided by NorthWestern primarily related to the non-recurring transition and integration expenses related to the acquisition of the Lucent GEM assets. The increase at Blue Dot is due to continued increased involvement and corporate services provided by NorthWestern.

	Year ended December 31, 2000
	HVAC (Blue Dot)	(in thousands) Communications (Expanets)		Total
Income (loss) before minority interests	$(2,265)	$(19,799	)(4)	$(22,064)
Preferred dividends	(19,570)	(25,907)		(45,477)
Management fees	(2,324)	(4,264)		(6,588)

Net income (loss) available to common equity holders	$(24,159)	$(49,970)		$(74,129)

Income (loss) allocation to shareholders:
NorthWestern	$(6,246)	$(62)		$(6,308)
Minority interests	(17,913)	(49,908)		(67,821)

Total	$(24,159)	$(49,970)		$(74,129)

(4)
Expanets' loss before minority interests includes $0.4 million of after tax interest expense on amounts due to NorthWestern.

        Preferred dividends for the year ended December 31, 2000 of $25.9 and $19.6 million for Expanets and Blue Dot, respectively, represent increases of $9.9 million and $7.0 million, respectively, which reflect increased investments by NorthWestern in the preferred stock of each entity. Corporate allocations for the year ended December 31, 2000 of $4.3 and $2.3 million for Expanets and Blue Dot, respectively, represent increases of $2.4 million and $2.3 million, respectively. The increase at Expanets is due to increased services provided by NorthWestern primarily related to the non-recurring transition and integration expenses related to the acquisition of the Lucent GEM assets. The increase at Blue Dot is due to continued increased involvement and corporate services provided by NorthWestern.

	Year ended December 31, 1999
	HVAC (Blue Dot)	(in thousands) Communications (Expanets)	Total
Income (loss) before minority interests	$2,104	$3,486	$5,590
Preferred dividends	(12,616)	(16,037)	(28,653)
Management fees	—	(1,860)	(1,860)

Net income (loss) available to common equity holders	$(10,512)	$(14,411)	$(24,923)

Income (loss) allocation to shareholders:
NorthWestern	$(117)	$(18)	$(135)
Minority interests	(10,395)	(14,393)	(24,788)

Total	$(10,512)	$(14,411)	$(24,923)

        As of June 30, 2002, no remaining minority interest basis existed against which to allocate losses. Accordingly, if such subsidiaries incur operating losses in the future, unless additional minority interest is issued as a result of new acquisitions, our share of any such losses will be recognized in our operating results. Different capital structures in the future or unanticipated future operating results, either positive or negative, could result in materially different results.

        As of June 30, 2002, our common stock basis in Expanets and Blue Dot was zero as a result of losses applicable to common stock of those entities that was allocated to us based on our common stock ownership. As of June 30, 2002, our preferred stock basis in Expanets and Blue Dot was

$346.6 million and $320.2 million, respectively. In addition, we also loaned $51.4 million to Expanets for general operating purposes during 2001, which was outstanding at June 30, 2002, which we anticipate is likely to be repaid in 2002. We had an intercompany advance to Expanets totaling $113.4 million as of June 30, 2002, which we anticipate is likely to be repaid in 2003. We also had an intercompany advance to Blue Dot totaling $22.8 million as of June 30, 2002, which we anticipate is likely to be repaid in 2003.

Derivative Financial Instruments

        We have entered into commodity futures contracts for natural gas to attempt to reduce the risk of future price fluctuations. Any increase or decrease in the values of these contracts are reported as gains and losses in our consolidated statements of income. The fair value of fixed-price commodity contracts are estimated based on market prices of natural gas, natural gas liquids and crude oil for the periods covered by these contracts.

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument, including certain derivative instruments imbedded in other contracts, to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires any changes in the derivative's fair value to be currently recognized in earnings, unless specific hedge accounting criteria are met. We adopted the provisions of SFAS No. 133, as amended, effective July 1, 2000, consistent with the timing of CornerStone's adoption of SFAS No. 133. The initial adoption of SFAS No. 133 at CornerStone resulted in a charge of $5.3 million. Such charge is reflected in the consolidated statements of income as a cumulative effect of change in accounting principles and is shown net of taxes of $0.5 million and net of minority interest of $3.8 million. Pricing increases resulting in a change of the fair value of propane related and natural gas commodity futures were reported as part of cost of sales in the amount of $0.2 million and $0.3 million for the years ended December 31, 2001 and 2000. Changes in the commodity markets may materially impact our future estimates of fair value and operating results. See "Risk Factors—Changes in commodity prices may increase our cost of producing and distributing electricity and distributing natural gas or decrease the amount we receive from selling electricity and natural gas, adversely affecting our financial performance and condition."

SFAS No. 142, Goodwill and Other Intangible Assets and Long-Lived Assets

        SFAS No. 142, which was issued during 2001 and is effective for all fiscal years beginning after December 15, 2001, eliminates amortization of goodwill and allows amortization of other intangibles only if the assets have a finite, determinable life. Based on SFAS No. 142, we are required to perform an impairment analysis of intangible assets at the reporting unit level, at least annually to determine whether the carrying value exceeds the fair value. In instances where the carrying value is less than the fair value of the asset, an impairment loss must be recognized.

        CornerStone adopted SFAS No. 142 effective July 1, 2001, and we adopted SFAS No. 142 effective January 1, 2002. CornerStone's initial assessment indicated no impairment associated with the adoption. CornerStone's amortization expense for the six-month period ended December 31, 2001, was reduced by approximately $4.0 million as a result of the adoption. However, the effect of this reduction and all other impacts of CornerStone's adoption of SFAS No. 142 have been fully reversed in our financial statements as a result of our adoption of SFAS No. 142 on January 1, 2002. We are currently in the process of evaluating the impact of SFAS No. 142 on all reporting units. Amortization of goodwill totaled $11.3 million, $19.8 million and $7.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, excluding CornerStone. Had we adopted the provisions of SFAS No. 142 in those years, it would have resulted in an increase to earnings on common stock, net of taxes and minority interests, of $8.6 million, $6.3 million and $20,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Basic earnings per share would have increased $0.35 and $0.27 for 2001 and 2000, respectively, with no impact for 1999. Diluted earnings per share would have increased by $0.36 and $0.27 for 2001 and 2000, respectively, with no impact for 1999.

        Property, plant and equipment, and intangibles that may be amortized pursuant to SFAS No. 142 are depreciated and amortized over their useful lives. The useful life of an asset is based on our estimate of the period that the asset will provide benefit. We review all long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by the future net cash flows expected to be generated by the asset. If such an asset is considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Additional New Accounting Standards

        SFAS No. 141, Business Combinations, issued in June 2001, requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. In addition, it requires that all identifiable intangible assets be separately recognized and the purchase price allocated accordingly. In some cases, this will result in the recognition of substantially more categories of intangibles.

        SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in August 2001. It addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The impact on our results of operations and financial position is currently under review by management.

        SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in October 2001. It establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The impact of the Statement on our results of operations and financial position is currently under review by management.

Related Party Transactions

        In order to provide a recruitment and retention incentive, NorthWestern adopted a long-term equity incentive program in September 1999 in which certain key executives of NorthWestern and key team members of NorthWestern Growth Corporation, which initiates strategic investments for NorthWestern, were provided the opportunity to make personal investments. The investment entity was structured as a limited liability company, is controlled and substantially owned by NorthWestern, and enables the investors to participate in long-term capital appreciation resulting from increases in the value of NorthWestern's interests in Blue Dot, Expanets and CornerStone above benchmark rates of return to NorthWestern approved by the independent Compensation Committee of NorthWestern's Board of Directors. Participants benefit in any such capital appreciation on a pro rata basis with the other holders of equity interests in such entities after achievement of the benchmark rate of return to NorthWestern. The interest of NorthWestern executives in the limited liability company upon formation collectively represented a less than 0.5% interest in each of Blue Dot, Expanets and CornerStone. The limited liability company has no indebtedness and is consolidated in NorthWestern's financial statements. No losses of these subsidiaries have been allocated to the minority interest owned by the limited liability company. NorthWestern has the right to acquire the limited liability company interests of the investors under specified circumstances, including termination of employment. In the year ended December 31, 2001, the following executive officers of NorthWestern received distributions in respect of the transfer to NorthWestern of a portion of their vested interests: M. Lewis, chief executive officer, $1.1 million; R. Hylland, president, $0.8 million; D. Newell, senior vice president, $0.8 million; E. Jacobsen, senior vice president, $0.4 million; and K. Orme, chief financial officer, $0.1 million. This recruitment and retention program is no longer being utilized to provide long-term equity incentives and is no longer open to new participants, although the pre-existing interests of the participants remain outstanding.

BUSINESS

        We are a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilation, plumbing and related services and solutions to residential and business customers throughout North America. We own and operate one of the largest regional electric and natural gas utilities in the upper Midwest of the United States. We have distributed electricity in South Dakota and natural gas in South Dakota and Nebraska since 1923 through our energy division, NorthWestern Energy, formerly NorthWestern Public Service.

        On February 15, 2002, we completed the acquisition of the electric and natural gas transmission and distribution businesses of The Montana Power Company for approximately $1.1 billion, including the assumption of approximately $488 million in existing debt and preferred stock, net of cash received. As a result of the acquisition, we now also distribute electricity and natural gas in Montana through our wholly owned subsidiary, NorthWestern Energy LLC. We intend to transfer the energy and natural gas transmission and distribution operations of NorthWestern Energy LLC to NorthWestern Corporation during 2002 and to operate its business as part of our NorthWestern Energy division. We believe the acquisition creates greater regional scale allowing us to realize the full value of our existing energy assets and provides a strong platform for future growth. We are operating our utility business under the common brand "NorthWestern Energy" in all our service territories.

        Our principal unregulated investment is in Expanets, a leading provider of networked communications and data services and solutions to medium-sized businesses nationwide. Expanets was founded by NorthWestern Growth Corporation, our strategic development and investment entity, in 1998. Expanets has acquired 27 independent voice and data communication equipment and service providers through June 30, 2002, including its purchase in March 2000 of the U.S. small and mid-sized business sales organization from Lucent's Enterprise Networks Group.

        In addition, we own an investment in Blue Dot, a nationwide provider of air conditioning, heating, plumbing and related services. Blue Dot was founded by NorthWestern Growth Corporation in 1997 as a combination of all of its then existing HVAC businesses. Blue Dot has acquired 94 independent HVAC service providers through June 30, 2002.

        We also own an interest in CornerStone, a publicly traded master limited partnership, which we acquired in December 1996, when it was formed. As of June 30, 2002, we controlled approximately 30% of the equity interests of CornerStone, which we operate through one of our wholly-owned subsidiaries, CornerStone Propane GP Inc., that serves as managing general partner. We are the largest unitholder of CornerStone. CornerStone is a retail propane and wholesale energy-related commodities distributor. For additional information relating to CornerStone, see "Business—Unregulated Businesses—Discontinued Propane Operations—CornerStone—Recent Developments" included elsewhere herein and our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

        For additional information related to our industry segments and our revenues, profits/losses and assets, see our consolidated financial statements and notes thereto included elsewhere herein.

Regulated Businesses

Electric Operations

Services, Service Areas and Customers

        Montana.    We operate a regulated electric utility business in Montana through our wholly owned subsidiary, NorthWestern Energy LLC. The electric utility business of NorthWestern Energy LLC consists of an extensive electric transmission and distribution network in Montana. NorthWestern Energy LLC's service territory covered approximately 107,600 square miles, representing approximately

73% of Montana's land area as of December 31, 2001, and included approximately 782,000 people according to the 2000 census. NorthWestern Energy LLC also transmits electricity for other utilities and power marketers in Montana. In 2001, by category, residential electric transmission and distribution sales, industrial transmission and distribution sales and commercial transmission and distribution sales accounted for approximately 28%, 38% and 34% of NorthWestern Energy LLC's electric utility revenue, respectively.

        NorthWestern Energy LLC's electric transmission system consists of approximately 7,000 miles of transmission lines, ranging from 50 to 500 kilovolts, 270 circuit segments and 125,000 transmission poles with associated transformation and terminal facilities as of December 31, 2001, and extends throughout the western two-thirds of Montana from Colstrip in the east to Thompson Falls in the west. The 500 kilovolts transmission system is jointly owned and is part of the Colstrip Transmission System. Flows on this system are predominantly from east to west, transferring Colstrip generation to markets west of Montana. The 230 kilovolts and 161 kilovolts facilities form the backbone of NorthWestern Energy LLC's transmission system and are designed to deliver electricity to Montana customers. The lower voltage systems, which range from 50 Kilovolts to 115 kilovolts, provide for local area service needs. The system has interconnections with five major non affiliated transmission systems located in the Western Systems Coordinating Council area, as well as one interconnection to a system that connects with the Mid-Continent Area Power Pool region. With these interconnections, NorthWestern Energy LLC also transmits power to and from diverse interstate transmission systems, including those operated by Avista Corporation; Idaho Power Company, a division of Idacorp, Inc.; PacifiCorp; the Bonneville Power Administration; and the Western Area Power Administration.

        As of December 31, 2001, NorthWestern Energy LLC delivered electricity to approximately 295,000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. NorthWestern Energy LLC also delivered electricity to rural electric cooperatives that served approximately 76,000 customers as of December 31, 2001. NorthWestern Energy LLC's electric distribution system consisted of approximately 16,200 miles of overhead and underground distribution lines and approximately 376 transmission and distribution substations as of December 31, 2001.

        South Dakota.    We operate our regulated electric utility business in South Dakota through our energy division, NorthWestern Public Service, which also utilizes the NorthWestern Energy brand and operates as a vertically integrated generation, transmission and distribution utility. Our electricity revenues in South Dakota are generated primarily through:

  •
  residential transmission and distribution sales,

  •
  commercial and industrial transmission and distribution sales, and

  •
  wholesale sales.

        We have the exclusive right to serve an assigned service area in South Dakota comprised of more than 26 counties with a combined population of approximately 101,000 people according to the 2000 census. We provided retail electricity to over 57,000 customers in 108 communities in South Dakota as of December 31, 2001. In 2001, by category (including supply for non-choice customers), commercial and industrial electric transmission and distribution sales, residential transmission and distribution sales, wholesale sales and other transmission and distribution sales accounted for approximately 43%, 33%, 21% and 3% of our electric utility revenue, respectively.

        Residential, commercial and industrial services are generally bundled packages of generation, transmission, distribution, meter reading, billing and other services. In addition, we provide wholesale transmission of electricity to a number of South Dakota municipalities, state government agencies and agency buildings. For these sales, we are responsible for the transmission of contracted electricity to a substation or other distribution point, and the purchaser is responsible for further distribution, billing collection and other related functions. We also provide sales of electricity to resellers, primarily including power pool or other utilities. Power pool sales fluctuate from year to year depending on a number of factors, including the availability of excess short-term generation and the ability to sell excess power to other utilities in the power pool.

        Our transmission and distribution network in South Dakota consisted of approximately 3,100 miles of overhead and underground transmission and distribution lines across South Dakota as well as 120 substations as of December 31, 2001. We have interconnections and pooling arrangements with the transmission facilities of Otter Tail Power Company, a division of Otter Tail Corporation; Montana-Dakota Utilities Co., a division of MDU Resources Group, Inc.; Xcel Energy Inc.; and the Western Area Power Administration. We have emergency interconnections with the transmission facilities of East River Electric Cooperative, Inc. and West Central Electric Cooperative. These interconnections and pooling arrangements enable us to arrange purchases or sales of substantial quantities of electric power and energy with other pool members and to participate in the benefits of pool arrangements.

Competition and Demand

        Although Montana customers have a choice with regard to electricity suppliers, NorthWestern Energy LLC does not currently face material competition in the transmission and distribution of electricity within its Montana service territories. Direct competition does not presently exist within our South Dakota service territories for the supply and delivery of electricity. Our service area in South Dakota was assigned to us by the South Dakota Public Utilities Commission pursuant to the South Dakota Public Utilities Act, effective March 1976. Pursuant to the South Dakota Public Utilities Commission grant, we have the exclusive right to provide fully bundled services to all present and future electric customers within our assigned territory for so long as the service provided is adequate. There have been no allegations of inadequate service since assignment in 1976. The assignment of a service territory is perpetual under current South Dakota law.

        We sell a portion of the electricity generated in facilities that we own jointly into the wholesale market. We face competition from other electricity suppliers with respect to our wholesale sales. However, we make such wholesale sales with respect to electricity in excess of our load requirements and such sales are not a material part of our business or operating strategy.

        Competition for various aspects of electric services is being introduced throughout the country that will open utility markets to new providers of some or all traditional utility services. Competition in the utility industry is likely to result in the further unbundling of utility services as has occurred in Montana. Separate markets may emerge for generation, transmission, distribution, meter reading, billing and other services currently provided by utilities as a bundled service. At present it is unclear when or to what extent further unbundling of utility services will occur. We do not expect deregulation in South Dakota in the near future, but it is unclear if and when such competition will begin to affect our other territories. Some competition currently exists within our Montana, South Dakota and Nebraska service territories with respect to the ability of some customers to self-generate or by-pass parts of the electric system, but we do not believe that such competition is material to our or Montana Energy LLC's operations. Potential competitors may also include various surrounding providers as well as national providers of electricity.

        In our NorthWestern Energy LLC service areas, peak demand was approximately 1,290 megawatts, the average daily load was approximately 932 megawatts, and over 340,250 megawatts were delivered during the year ended December 31, 2001. In our South Dakota service areas, peak demand was approximately 294 megawatts, the average daily load was approximately 150 megawatts, and over 64,580 megawatts were delivered during the year ended December 31, 2001.

Electricity Supply

        Montana.    In Montana, NorthWestern Energy LLC purchases substantially all of its power from third parties. Electric resource capacity in Montana is currently provided by 15 "qualifying facility" contracts that The Montana Power Company was required to enter into under the Public Utility Regulatory Policies Act of 1978, which provide a total of 101 megawatts of firm winter peak capacity. NorthWestern Energy LLC's Milltown Dam provides an additional three megawatts of gross capacity. NorthWestern Energy LLC also has power-purchase agreements with PPL Montana and Duke Energy that meet current energy requirements beyond what are received from the "qualifying facility" contracts and Milltown Dam. NorthWestern Energy LLC believes that these arrangements in conjunction with its ability to make open market purchases, are sufficient to meet its power supply needs through June 30, 2003.

        Montana's Electric Utility Restructuring Act enabled larger customers in Montana to choose their supplier of commodity electricity beginning on July 1, 1998, and provided that all other Montana customers will be able to choose their electric supplier during a transition period beginning on July 1, 2002 through June 30, 2007. NorthWestern Energy LLC is required to act as the "default supplier" for customers who have not chosen an alternate supplier. The Montana Restructuring Act provided for the full recovery of costs incurred in procuring default supply contracts during this transition period. In its 2001 session, the Montana Legislature passed House Bill 474, which, among other things, reaffirmed full cost recovery for the default supplier by mandating that the MPSC use an electric cost recovery mechanism providing for full recovery of prudently incurred electric energy supply costs. Initiative 117 has been approved for inclusion on the November ballot in Montana. If passed, Initiative 117 would repeal HB 474. In the event that HB 474 is repealed, Montana law would continue the transition period through at least June 30, 2007, and provide full cost recovery.

        On October 29, 2001, The Montana Power Company filed with the MPSC its initial default supply portfolio, containing a mix of long and short-term contracts from new and existing power suppliers and generators. On April 25, 2002, the MPSC approved NorthWestern Energy LLC's proposed "cost recovery mechanism" in the form filed. On June 21, 2002, the MPSC issued a final order approving contracts meeting approximately 60% of the default supply winter peak load and approximately 93% of the annual energy requirements, and choosing not to preapprove five proposed contracts relating to new generation construction projects, including a contract for 150 megawatts in winter and 75 megawatts in summer with Montana First Megawatts, a 240 megawatt gas-fired generation project being constructed by a NorthWestern subsidiary in Great Falls, Montana. In refusing preapproval of the new generation contracts, the MPSC stated that "prudently incurred costs related to electricity procured from new generation projects are fully recoverable in rates," but that the former owner of NorthWestern Energy LLC did not adequately document and explain its analysis and judgments which led to the specific mix of resource types, products, contract lengths, price stability, dispatchability, risk and other characteristics of the chosen portfolio. As a result of the order, NorthWestern Energy LLC will seek to obtain the remainder of the default supply portfolio through a combination of resubmitting certain previously-denied power purchase contracts conforming to the MPSC's guidance, together with new power purchase contracts, and making open market purchases. In addition, the MPSC approved our "cost recovery mechanism." Currently, NorthWestern Energy LLC is making short-term purchases to fill intermediate and peak electricity needs. These short-term purchases, along with the MPSC-approved base load supply, are being fully recovered through an annual electricity cost tracking process pursuant to which rates are based on estimated electricity loads and electricity costs for the upcoming tracking period and are annually reviewed and adjusted by the MPSC for any differences in the previous tracking year's estimates to actual information. This process is similar to the cost recovery process that has been successfully utilized for more than 20 years in Montana, South Dakota and other states for natural gas purchases for residential and commercial customers. The MPSC further stated that NorthWestern Energy LLC has an ongoing responsibility to prudently administer its supply contracts and the energy procured pursuant to those contracts for the benefit of ratepayers. We expect that the costs of the default supply portfolio and a competitive transition charge for out-of-market costs will increase residential electric rates in NorthWestern Energy LLC's service territories by less than 10% during the first year.

        See "Risk Factors—We may not be able to fully recover transition costs, which could adversely affect our net income and financial condition" and "Risk Factors—If the MPSC disallows the recovery of the costs incurred in entering into default supply portfolio contracts while we are required to act as the "default supplier," we may be required to seek alternative sources of supply and may not be able to fully recover the costs incurred in procuring default supply contracts, which could adversely affect our net income and financial condition" included elsewhere herein.

        NorthWestern Energy LLC also leases a 30% share of Colstrip Unit 4, an 805 megawatt gross capacity coal-fired power plant located in southeastern Montana through the unregulated Colstrip Unit 4 Lease Management Division of NorthWestern Energy LLC. A long-term coal supply contract with Western Energy Company provides the coal necessary to run the plant. NorthWestern Energy LLC sells its leased share of Colstrip Unit 4 generation, representing approximately 222 megawatts at full load, principally to Duke Energy Trading & Marketing and to Puget Sound Energy under agreements expiring December 20, 2010.

        South Dakota.    Most of the electricity that we supply to customers in South Dakota is generated in power plants that we own jointly. In addition, we have peaking/standby generating units that are installed at nine locations throughout our service territory. Details of our generating facilities are described further in the chart below. Each of the jointly owned plants is subject to a joint management structure. Except as otherwise noted, we are entitled to a proportional share of the electricity generated in our jointly owned plants and are responsible for a proportional share of the operating expenses, based upon our ownership interest. Most of the power allocated to us from these facilities is distributed to our South Dakota customers, although in 2001, approximately 21% of the power was sold in the wholesale market. Our facilities had a total net summary peaking capacity in 2001 of approximately 312 megawatts.

Name and Location of Plant	Fuel Source	Our Ownership Interest	Our Share of 2001 Peak Summer Demonstrated Capacity	% of Total 2001 Peak Summer Demonstrated Capacity
Big Stone Generating Station, located near Big Stone City in northeastern South Dakota	Sub-bituminous coal	23.4%	106.8 megawatts	34.2%
Coyote I Electric Generating Plant, located near Beulah, North Dakota	Lignite coal	10%	42.7 megawatts	13.7%
Neal Electric Generating Unit No. 4, located near Sioux City, Iowa	Sub-bituminous coal	8.7%	55.9 megawatts	17.9%
Miscellaneous combustion turbine units and small diesel units (used only during peak periods)	Combination of fuel oil and natural gas	100%	106.6 megawatts	34.2%

Total Capacity			312.0 megawatts	100.0%

        We have also entered into an agreement to purchase up to 28 megawatts of firm summer capacity from Basin Electric Generating Co. to assist in meeting peak demands during the summers of 2001-2003.

        The 2001 peak demand in our South Dakota service areas was approximately 294 megawatts and the average daily load in South Dakota during 2001 was approximately 150 megawatts. Our share of generation capacity from jointly owned plants exceeded average daily load in 2001 and our total system capability through our generating facilities and supply contract with Basin Electric Generating at the time of peak demand was approximately 333 megawatts. We believe we have adequate supplies through our share of generation from jointly owned plants, existing supply contracts, Midcontinent Area Power Pool power swap availability and capacity for sale in the current market to meet our power supply during the next few years.

        We have an integrated resource plan that includes estimates of customer usage and programs to provide for economic, reliable and timely supplies of energy. We continue to update our load forecast to identify the future electric energy needs of our customers, and we evaluate additional generating capacity requirements on an ongoing basis.

        We are a member of the Midcontinent Area Power Pool, which is an area power pool arrangement consisting of utilities and power suppliers having transmission interconnections located in a nine-state area in the North Central region of the United States and in two Canadian provinces. The terms and conditions of the Midcontinent Area Power Pool agreement and transactions between Midcontinent Area Power Pool members are subject to the jurisdiction of the FERC.

        On March 27, 2001, we announced our plan to construct Montana First Megawatts, a 240 megawatt, natural gas-fired, combined-cycle electric generation facility. We commenced construction of the facility, located in Great Falls, Montana, in early November 2001. The facility is fully permitted and we estimate that the construction time to complete the project is less than twelve months. We anticipate that the project will be completed in the fall of 2003 and that upon completion we, or one of our wholly owned subsidiaries, will own 100% of the facility. We estimate construction, development and related costs will be approximately $180 million. For further information relating to the financing of the Montana First Megawatts project, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Borrowings—Nonrecourse Debt."

Electricity Generation Costs

        Coal was used to generate approximately 95% of our electricity for the year ended December 31, 2001. The balance was provided by our natural gas and fuel oil peaking units. We have no nuclear exposure. The fuel for our jointly owned generating plants is provided primarily through supply contracts of various lengths with several coal companies. Our coal supply costs have remained relatively stable during the past three years. The average cost by type of fuel burned is shown below for the periods indicated:

	Cost per Million BTU for the Year Ended December 31
Fuel Type				Percent of 2001 Megawatt Hours Generated
	1999	2000	2001
Sub-bituminous-Big Stone	$.95	$.96	$1.07	52.4%
Lignite-Coyote **	.82	.83	.75	20.0
Sub-bituminous-Neal	.74	.80	.71	27.1
Natural Gas	2.78	5.40	4.26	*
Oil	4.23	4.31	5.16	*

*
Combined for approximately 0.5 percent.
**
Includes pollution control reagent.

        During the year ended December 31, 2001, the average delivered cost per ton of fuel for our base load plants was $10.37 at Coyote, $17.96 at Big Stone and $12.08 at Neal. Changes in our fuel costs are passed on to customers through the operation of the fuel adjustment clause in our South Dakota tariffs. See "Risk Factors—Changes in commodity prices may increase our cost of producing and distributing electricity and distributing natural gas or decrease the amount we receive from selling electricity and natural gas, adversely affecting our financial performance and condition" included elsewhere herein.

        Our base load coal plants have contracts for the delivery of lignite and sub-bituminous coal covering various periods. The Big Stone facility currently burns Wyoming sub-bituminous coal from the Powder River Basin supplied under a contract that expires at the end of 2002. Big Stone also has optional fixed price renewable contracts for 2003 and 2004. The Coyote facility has a contract for the delivery of lignite coal which expires in 2016 and provides for an adequate fuel supply for Coyote's estimated economic life. Neal receives Wyoming sub-bituminous coal under multiple firm and spot contracts with terms of up to several years in duration.

        The South Dakota Department of Environment and Natural Resources has given approval for Big Stone to burn a variety of alternative fuels, including tire-derived fuel and refuse-derived fuel. In 2001, approximately 3.8% of the fuel consumption at Big Stone was derived from alternative fuels.

        Although we have no firm contract for diesel fuel or natural gas for our electric peaking units, we have historically been able to purchase diesel fuel requirements from local suppliers and currently have enough diesel fuel in storage to satisfy our normal requirements for such fuel. We have been able to use excess capacity from our natural gas operations as the fuel source for our gas peaking units.

        We must pay fees to third parties to transmit the power generated at our Big Stone and Neal plants to our South Dakota transmission system. In 2001, we entered into a new 10-year agreement with the Western Area Power Administration for transmission services, including transmission of electricity from Big Stone and Neal to our South Dakota service areas through seven points of interconnection on the Western Area Power Administration's system. Transmission services under this agreement, and our costs for such services, are variable and depend upon a number of factors, including the respective parties' system peak demand and the amount of our transmission assets that are integrated into the Western Area Power Authority's system. In 2001, our costs for services under this contract were approximately $3.24 million. Our tariffs in South Dakota generally allow us to pass costs with respect to power purchased from other suppliers to our customers.

Additional Regulation

        Our operations and the operations of our subsidiary entities are subject to various federal, state and local laws and regulations affecting businesses generally, such as laws and regulations concerning service areas, tariffs, issuances of securities, employment, occupational health and safety, protection of the environment and other matters. We believe that we are in substantial compliance with applicable regulatory requirements relating to our operations. See "Risk Factors—We are subject to extensive governmental regulations which could impose significant costs on our operations and changes in existing regulations and future deregulation may have a detrimental effect on our business and could increase competition."

        Federal.    We are a "public utility" within the meaning of the Federal Power Act. Accordingly, we are subject to the jurisdiction of, and regulation by, the Federal Energy Regulatory Commission, or the FERC, with respect to the issuance of securities and the setting of wholesale electric rates. We are an exempt "holding company" under the Public Utility Holding Company Act.

        In April 1996, the FERC issued Order No. 888 and Order No. 889 requiring utilities to allow open use of their transmission systems by other utilities and power marketers. We, The Montana Power

Company and other jurisdictional utilities filed open access transmission tariffs, or OATTs, with the FERC in compliance with Order No. 888. NorthWestern Public Service and The Montana Power Company included OATTs in their filings which conform to the "Pro Forma" tariff in Order No. 888 in which eligible transmission service customers can choose to purchase transmission services from a variety of options ranging from full use of the transmission network on a firm long-term basis to a fully interruptible service available on an hourly basis. These tariffs also include a full range of ancillary services necessary to support the transmission of energy while maintaining reliable operations of our transmission system. NorthWestern Energy LLC succeeded to The Montana Power Company's OATTs.

        NorthWestern Energy LLC sells transmission service across its system under terms, conditions, and rates defined in its OATT, which became effective in July 1996. NorthWestern Energy LLC is required to provide retail transmission service under both the MPSC rate tariffs for customers still receiving "bundled" service and under the OATT for "choice" customers.

        The FERC has approved our request for waiver of the requirements of FERC Order No. 889 as it relates to the "Standards of Conduct," exempting us as a small public utility. Without the waiver, the "Standards of Conduct" would have required us to physically separate its transmission operations/reliability functions from its marketing/merchant functions.

        On December 20, 1999, the FERC issued Order No. 2000, its most recent order regarding Regional Transmission Organizations, or RTOs. An RTO is an organization that attempts to capture efficiencies created by combining individually operated transmission systems into a single operation, focusing on operational and strategic transmission issues. Pursuant to Order No. 2000, utilities that own, operate or control interstate transmission facilities were required to file a proposal with the FERC by October 15, 2000, describing the utilities' efforts to participate in an RTO expected to be operational by December 15, 2001.

        The Montana Power Company was a sponsor of a filing at the FERC which proposed to form an RTO, RTO West. RTO West will be a nonprofit organization with an independent board that will act as the independent system operator for the aggregated transmission systems of participating transmission owners. If RTO West is implemented and NorthWestern Energy LLC participates, NorthWestern Energy LLC will execute a transmission operating agreement with RTO West prior to startup of the RTO West operation, which is currently contemplated to occur in early 2006. We do not anticipate that the transmission operating agreement would include any of our transmission assets other than those used in Northwestern Energy LLC's Montana operations. RTO West may not own transmission assets pursuant to its charter, so the transmission operating agreement will not convey ownership of the assets to RTO West but will grant RTO West the right to operate the assets consistent with the obligation to provide services pursuant to applicable tariffs. A draft of the proposed transmission operating agreement can be found at the website http://www.rtowest.org. The information contained on the http://www.rtowest.org website is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

        NorthWestern Energy LLC, and other participating transmission owners, will likely retain the right and obligation to maintain the facilities that RTO West has authority to operate pursuant to the transmission operating agreements. NorthWestern Energy LLC may elect to transfer certain of its employees to RTO West, although there is no requirement or agreement with RTO West for NorthWestern Energy LLC to provide any of its employees, and NorthWestern Energy LLC does not expect any loss of employees to RTO West to have a material effect on its operations. Participation in RTO West will create a new commercial arrangement for the transmission of the energy we distribute in Montana, but NorthWestern Energy LLC does not anticipate any material change in the transmission related revenue stream as a result of participation in RTO West. Following commencement of operations of RTO West, if NorthWestern Energy LLC participates in RTO West, all transmission services for NorthWestern Energy LLC's Montana operations will be provided by RTO

West, albeit at least partially through transmission assets that NorthWestern Energy LLC owns. This means that NorthWestern Energy LLC will have to schedule transmission services through RTO West, rely on RTO West to provide such services and will generally receive no preference over any other member of RTO West with respect to the use of the transmission assets, including the assets NorthWestern Energy LLC currently owns. Members of RTO West will not collect transmission revenues from end-user customers, instead, RTO West will employ a paying agent that will collect transmission revenues in accordance with applicable tariffs. The paying agent will then distribute transmission revenues to RTO West and its members consistent with the terms of the transmission operating agreements as approved by FERC.

        The Montana Power Company was also a sponsor of a second proposal filed in conjunction with its first filing at the FERC to establish an independent transmission company, TransConnect, LLC, which will be organized as a for-profit limited liability company. Those participating in TransConnect will exchange their transmission assets for a passive ownership interest in the company. TransConnect applicants have indicated that they intend to participate in RTO West as a single transmission owner by transferring control over their transmission assets to RTO West. In January 2002, The Montana Power Company determined that continued participation in TransConnect was not in its interest and withdrew from TransConnect. Neither we nor NorthWestern Energy LLC currently contemplate any further relationship with TransConnect.

        In response to FERC Order No. 2000, we filed in October 2000 our Order No. 2000 Compliance Filing with the FERC detailing options we are pursuing in order to participate in an RTO, including participation in the investigation of the formation of a regional transmission entity as well as the pursuit of various options associated with joining the Midwest Independent System Operator.

        The Montana Power Company provided wholesale power to two electric cooperatives, but the two cooperatives have chosen to obtain their power supply from another source, and NorthWestern Energy LLC will provide only transmission services to the cooperatives. In order to recover the transition costs associated with power that would have been supplied to these two cooperatives, the former owner of NorthWestern Energy LLC made a filing with the FERC in April 2000, seeking recovery of approximately $23.8 million in transition costs associated with serving both of the wholesale electric cooperatives. The FERC scheduled a hearing for the filing but suspended it after The Montana Power Company and the cooperatives jointly requested it be suspended so that the parties could attempt to settle the issues. The FERC recently terminated the settlement procedures and is expected to set a procedural schedule in the matter.

        NorthWestern Energy LLC operates the Milltown Dam, a hydroelectric dam on the Clark Fork River, under a license granted by the FERC. The current license for operation of the dam would have expired but for extensions received from the FERC. The Montana Power Company received an extension of its FERC license to operate the dam until 2006, and NorthWestern Energy LLC is currently seeking to extend that license until 2008. Generally, under FERC rules, notice of intent to renew a license must be filed five years prior to its expiration. Thus, The Montana Power Company gave the FERC its notice to seek renewal of the license in 2001. In the event the FERC license were terminated, the FERC may require that the dam be removed. Several environmental and governmental groups, including the Department of the Interior, have voiced concerns over the license extension and may challenge the action in court. Were NorthWestern Energy LLC not to receive the license extension, it might be required to relinquish the license and cease operating the dam as early as 2006.

        Montana.    NorthWestern Energy LLC is subject to the jurisdiction of the MPSC with respect to electric service territorial issues, rates, terms and conditions of service, accounting records and other aspects of its operations.

        Montana law requires that the MPSC determine the value of net unmitigable transition costs associated with the transformation of the Montana Power utility business from a vertically integrated electric service company to a utility providing only default supply and transmission and distribution services. The MPSC is also obligated to set a competitive transition charge to be included in distribution rates to collect those net transition costs. The majority of these transition costs relate to out-of-market power purchase contracts, which run through 2032, that The Montana Power Company was required to enter into with certain "qualifying facilities" as established under the Public Utility Regulatory Policies Act of 1978. The Montana Power Company estimated the pre-tax net present value of its transition costs to be approximately $304.7 million in a filing with the MPSC on October 29, 2001.

        On January 31, 2002, the MPSC approved a stipulation among The Montana Power Company, us and a number of other parties, which, among other things, conclusively established the pre-tax net present value of the retail transition costs relating to out-of-market power purchase contracts recoverable in retail rates to be approximately $244.7 million. In addition, the stipulation set a fixed annual recovery for the retail transition costs beginning at $14.9 million in the first year after implementation and increasing up to $25.6 million in the fourth year and thereafter. Because the recovery stream as finalized by the stipulation is less than the total payments due under the out-of-market power purchase contracts, the difference must be mitigated or covered from other revenue sources. The pre-tax net present value of the retail transition costs approved in the MPSC stipulation is approximately $60.0 million less than the former owner of NorthWestern Energy LLC estimated in its initial filing with the MPSC. We estimate that the annual after tax differences will be approximately $1.9 million in 2002, increasing to a high of approximately $13.2 million in the year 2017. The estimated aggregate after tax amount of the differences over the 28-year life of these contracts would be approximately $193.5 million. Although we believe we have opportunities to mitigate the impact of these differences through improved management of our obligations under these contracts, negotiating buyouts of certain of these contracts, selling non utility assets that are not part of our core strategy, reducing debt and other actions, we cannot assure you that our actions will be successful.

        The stipulation also required The Montana Power Company and us to contribute $30 million to an account, which will fund credits to Montana electric distribution customers. The account will be applied on a per kilowatt hour basis beginning on July 1, 2002 and continuing for one year thereafter. Our allocable portion of the fund is $10 million. The Montana Power Company has already contributed the other $20 million allocable to it. See "Risk Factors—We may not be able to fully recover transition costs, which could adversely affect our net income and financial condition" and "Risk Factors—If the MPSC disallows the recovery of the costs incurred in entering into default supply portfolio contracts while we are required to act as the "default supplier," we may be required to seek alternative sources of supply and may not be able to fully recover the costs incurred in procuring default supply contracts, which could adversely affect our net income and financial condition" included elsewhere herein.

        South Dakota.    We are subject to the South Dakota Public Utilities Commission with respect to electric service territorial issues, rates, terms and conditions of service, accounting records and other aspects of our operations. Under the South Dakota Public Utilities Act, a requested rate increase may be implemented 30 days after the date of its filing unless its effectiveness is suspended by the South Dakota Public Utilities Commission and, in such event, can be implemented subject to refund with interest six months after the date of filing, unless authorized sooner by the South Dakota Public Utilities Commission. Our electric rate schedules provide that we may pass along to all classes of customers qualified increases or decreases in costs related to fuel used in electric generation, purchased power, energy delivery costs and ad valorem taxes.

        Our retail electric rates, approved by the South Dakota Public Utilities Commission, provide several options for residential, commercial and industrial customers, including dual-fuel, interruptible, special all-electric heating, and other special rates, as well as various incentive riders to encourage business development. An adjustment clause provides for quarterly adjustment based on differences in the delivered cost of energy, delivered cost of fuel, ad valorem taxes paid and commission-approved fuel incentives.

        The states of South Dakota, North Dakota and Iowa have enacted laws with respect to the siting of large electric generating plants and transmission lines. The South Dakota Public Utilities Commission, the North Dakota Public Service Commission and the Iowa Utilities Board have been granted authority in their respective states to issue site permits for nonexempt facilities.

Natural Gas Operations

Services, Service Areas and Customers

        Our regulated natural gas utility operations purchase, transport, distribute and store natural gas for over 236,800 commercial and residential customers in Montana, South Dakota and Nebraska as of December 31, 2001, after giving effect to the acquisition of Montana Power LLC. Natural gas service generally consists of fully bundled services consisting of natural gas supply and interstate pipeline transmission services and distribution services to our customers, although certain large commercial and industrial customers, as well as wholesale customers, may buy the natural gas commodity from another provider and utilize our utility's transportation and distribution service.

        Montana.    NorthWestern Energy LLC distributed natural gas to over 158,000 retail customers located in 109 Montana communities as of December 31, 2001. The MPSC does not assign service territories in Montana. However, NorthWestern Energy LLC has nonexclusive municipal franchises to purchase, transport, distribute and store natural gas in the Montana communities it serves. The terms of the franchises vary by community, but most are for 30 to 50 years. During the next five years, one of NorthWestern Energy LLC's Montana municipal franchises, which accounts for approximately 4,000 customers, is scheduled to expire. NorthWestern Energy LLC also serves several smaller distribution companies that provided service to approximately 28,000 customers as of December 31 2001. NorthWestern Energy LLC's natural gas distribution system consisted of approximately 3,300 miles of underground distribution pipelines as of December 31, 2001.

        NorthWestern Energy LLC also transmits natural gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transmission systems. NorthWestern Energy LLC transported natural gas volumes of approximately 50 billion cubic feet in the year ended December 31, 2001. NorthWestern Energy LLC's peak capacity was approximately 300 million cubic feet per day during the year ended December 31, 2001. NorthWestern Energy LLC's natural gas transmission system consisted of over 2,000 miles of pipeline, which vary in diameter from 2 inches to 20 inches, and served over 130 city gate stations as of December 31, 2001. NorthWestern Energy LLC has strategic connections with four major, non-affiliated transmission systems: Williston Basin Interstate Pipeline, NOVA Gas Transmission Ltd., Colorado Interstate Gas and Havre Pipeline. Seven compressor sites provided over 23,000 horsepower, capable of moving approximately 300 million cubic feet per day during the year ended December 31, 2001. In addition, NorthWestern Energy LLC owns and operates a pipeline border crossing through its wholly owned subsidiary, Canadian-Montana Pipe Line Corporation.

        South Dakota and Nebraska.    We provided natural gas to approximately 81,000 customers in 59 South Dakota communities and four Nebraska communities as of December 31, 2001. The state regulatory agencies in South Dakota and Nebraska do not assign service territories. However, we have nonexclusive municipal franchises to purchase, transport, distribute and store natural gas in the South Dakota and Nebraska communities we serve. The maximum term permitted under Nebraska law for these franchises is 25 years while the maximum term permitted under South Dakota law is 20 years. Our policy is to seek renewal of a franchise in the last year of its term. During the next five years, five of our South Dakota and Nebraska municipal franchises, which account for approximately 46,000 customers, are scheduled to expire. We have never been denied the renewal of any of these franchises.

We have approximately 1,996 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 MMBTU per day as of December 31, 2001. We also transport natural gas for other gas suppliers and marketers in South Dakota and Nebraska.

Competition and Demand

        Montana's Natural Gas Utility Restructuring and Customer Choice Act, which was passed in 1997, provides that a natural gas utility may voluntarily offer its customers their choice of natural gas suppliers and provide open access in Montana. Although NorthWestern Energy LLC has opened access to its gas transmission and distribution systems and gas supply choice is available to all of its natural gas customers in Montana, NorthWestern Energy LLC currently does not face material competition in the transmission and distribution of natural gas in its Montana service areas. NorthWestern Energy LLC also provides default supply service to customers in its Montana service territories who have not chosen other suppliers under cost-based rates.

        In South Dakota and Nebraska, we are subject to competition for natural gas supply. In addition, competition currently exists for commodity sales to large volume customers and for delivery in the form of system by-pass, alternative fuel sources such as propane and fuel oil, and, in some cases, duplicate providers. We do not face material competition from alternative natural gas supply companies in the communities in which we serve in South Dakota and Nebraska. We are currently the largest provider of natural gas in our South Dakota and Nebraska service territory service territories based on MMBTU sold. In South Dakota, we also transport natural gas for one gas marketing firm currently serving four customers through our distribution systems. In Nebraska, we transport natural gas for one customer, whose supply is contracted from another gas company. We delivered approximately 4.7 million MMTBU of third-party transportation volume on our South Dakota distribution system and approximately 0.9 million MMBTU of third-party transportation volume on our Nebraska distribution system.

        Competition in the natural gas industry may result in the further unbundling of natural gas services. Separate markets may emerge for the natural gas commodity, transmission, distribution, meter reading, billing and other services currently provided by utilities. At present it is unclear when or to what extent further unbundling of utility services will occur. To remain competitive in the future, we must provide top quality services at reasonable prices. To prepare for the future, we must ensure that all aspects of our natural gas business are efficient, reliable, economical and customer-focused.

        Natural gas is used primarily for residential and commercial heating. As a result, the demand for natural gas depends upon weather conditions. Natural gas is a commodity that is subject to market price fluctuations. Purchase adjustment clauses contained in South Dakota and Nebraska tariffs allow us to reflect increases or decreases in gas supply and interstate transportation costs on a timely basis, so we are generally allowed to pass these higher natural gas prices through to our customers.

Natural Gas Supply

        Montana.    Our natural gas supply requirements in Montana are fulfilled through third-party purchase contracts for natural gas delivered within Montana. In Montana our natural gas supply requirements for the year ended December 31, 2001, were approximately 19.5 million MMBTU, of which approximately 18.4 million MMBTU were purchased under third-party contracts with Montana suppliers, and approximately 1.1 million MMBTU were purchased under contracts with Canadian suppliers. During the year ended December 31, 2001, approximately 58% of our Montana natural gas supply requirements were covered under long-term contracts, approximately 18% were covered under one-year contracts, and the balance were covered under short-term contracts. During the year ended December 31, 2001, approximately 59% of our Montana contractual natural gas requirements were priced at current market levels and the remainder were fixed-price contracts at December 31, 2001. We believe our supply, storage and distribution facilities and agreements are sufficient to meet its needs in 2002.

        NorthWestern Energy LLC owns and operates three working natural gas storage fields in Montana with aggregate storage capacity of approximately 17.2 billion cubic feet and maximum aggregate working gas capacity of approximately 178 million cubic feet per day. NorthWestern Energy LLC owns a fourth field that is being depleted at approximately 0.03 million cubic feet per day with approximately 85 million cubic feet of remaining reserves.

        South Dakota and Nebraska.    Our South Dakota natural gas supply requirements are fulfilled through third-party purchase contracts for natural gas delivered within South Dakota. Our South Dakota natural gas supply requirements for the year ended December 31, 2001, were approximately 5.5 million MMBTU, of which approximately 2.4 million MMBTU were purchased from Canadian sources, and approximately 3.1 million MMBTU were purchased from mid-continent sources. During the year ended December 31, 2001, approximately 39% of our South Dakota natural gas supply requirements were covered under long-term contracts, and the balance was covered under short-term contracts. All of our South Dakota contractual natural gas requirements were priced at current market levels.

        Our Nebraska natural gas supply requirements are fulfilled through third-party purchase contracts for natural gas delivered within Nebraska. Our Nebraska natural gas supply requirements for the year ended December 31, 2001, were approximately 5.6 million MMBTU, of which approximately 0.6 million MMBTU were purchased from Rocky Mountain sources, and approximately 5 million MMBTU were purchased from mid-continent sources. During the year ended December 31, 2001, all of our Nebraska natural gas supply requirements were covered under long-term contracts.

        We had financial swaps in place for approximately 60% of the estimated retail volume for the 2001/2002 heating season in South Dakota and Nebraska.

        We also have pipeline capacity service agreements with Coast Energy Group, a division of CornerStone, for our South Dakota operations and ONEOK Gas Marketing for our Nebraska operations. The Coast Energy Group agreement terminates in July 2002, and the ONEOK agreement terminates in October 2003. To supplement firm gas supplies in South Dakota and Nebraska, our service agreements with Coast Energy Group and ONEOK also provide for underground natural gas storage services to meet the heating season and peak day requirements of our natural gas customers. We also have five propane-air gas peaking units with a daily capacity of approximately 1,800 MMBTU per day. These plants provide an economic alternative to pipeline transportation charges to meet the peaks caused by customer demand on extremely cold days. We believe that our South Dakota and Nebraska natural gas supply, storage and distribution facilities and agreements are sufficient to meet our needs in 2002.

Additional Regulation

        Federal.    A 1992 order of the FERC, Order 636, requires that all companies with interstate natural gas pipelines separate natural gas supply and production services from interstate transportation service and underground storage services. The effect of the order was that natural gas distribution companies, such as NorthWestern and NorthWestern Energy LLC, and individual customers purchase natural gas directly from producers, third parties and various gas-marketing entities and transport it through interstate pipelines. We have established transportation rates on our transmission and distribution systems to allow customers to have supply choices. Our transportation tariffs have been designed to make us economically indifferent as to whether we sell and transport natural gas or merely deliver it for the customer. See "Risk Factors—We are subject to extensive governmental regulations which could impose significant costs on our operations and changes in existing regulations and future deregulation may have a detrimental effect on our business and could increase competition."

        Our natural gas transportation pipelines are generally not subject to the jurisdiction of the FERC, although we are subject to state regulation. NorthWestern Energy LLC conducts limited interstate transportation subject to the FERC jurisdiction, but the FERC has allowed the MPSC to set the rates for this interstate service.

        Montana.    As a public utility, NorthWestern Energy LLC is subject to MPSC jurisdiction when it issues, assumes or guarantees securities, or when it creates liens on its properties. Rates for NorthWestern Energy LLC's natural gas supply are set by the MPSC. The Montana Power Company used a system of annual cost tracking for approximately 20 years and consistently obtained rate increases that reflected cost increases. NorthWestern Energy LLC uses an annual gas tracking mechanism for the recovery of gas supply costs. NorthWestern Energy LLC prepares and files an annual natural gas cost tracking filing with the MPSC. The filing sets gas cost rates based on estimated gas loads and gas costs for the upcoming tracking period and adjusts for any differences in the previous tracking year's estimates to actual information. The MPSC has utilized this process since 1979.

        In August 2000, The Montana Power Company filed a combined request for increased natural gas and electric rates with the MPSC. The Montana Power Company requested increased annual natural gas revenues of approximately $12 million, with a proposed interim annual increase of approximately $6 million. On November 28, 2000, the MPSC granted the former owner an interim natural gas rate increase of $5.3 million. On May 8, 2001, The Montana Power Company received a final order from the MPSC resulting in an annual delivery and gas storage service revenue increase of $4.3 million. Because the amount established in the final order was less than the interim order, The Montana Power Company began including a credit for the difference collected from November 2000 through May 2001, with interest, in its customers' bills over a six-month period starting October 1, 2001.

        In January 2001, The Montana Power Company submitted to the MPSC an annual gas cost tracker requesting an increase of approximately $51 million. At that time, the former owner also submitted a compliance filing for a credit of approximately $32.5 million associated with a sharing of the proceeds from the sale of gathering and production properties previously included in the natural gas utility's rate base. As a result, effective February 1, 2001, The Montana Power Company began collecting a net amount of $18.5 million in revenues over a one-year period. In September 2001, after all testimony addressing the amount of sharing had been filed with the MPSC, The Montana Power Company reached an agreement with intervening parties to increase the amount of the credit to $56.3 million. This $23.8 million increase, along with $4 million in interest from the date of sale, will be credited to customers' bills over a one to two-year period beginning February 1, 2002. The amount of this customer credit was funded by The Montana Power Company through a purchase price adjustment at the closing of acquisition.

        On December 7, 2001, NorthWestern Energy LLC filed its annual gas cost tracker request with the MPSC for the tracking year beginning November 1, 2001.

        South Dakota and Nebraska.    We are subject to the South Dakota Public Utilities Commission with respect to rates, terms and conditions of service, accounting records and other aspects of our natural gas distribution and transmission operations in South Dakota. Under the South Dakota Public Utilities Act, a requested rate increase may be implemented 30 days after the date of its filing unless its effectiveness is suspended by the South Dakota Public Utilities Commission and, in such event, can be implemented subject to refund with interest six months after the date of filing, unless authorized sooner by the South Dakota Public Utilities Commission. A purchased natural gas adjustment provision in our natural gas rate schedules permits the adjustment of charges to customers to reflect increases or decreases in purchased gas, gas transportation and ad valorem taxes.

        Our retail natural gas tariffs, approved by the South Dakota Public Utilities Commission and filed with the municipalities we serve in Nebraska, include gas transportation rates for transportation through our distribution systems by customers and natural gas marketers from the interstate pipelines at which our systems take delivery to the end-user's premises. Such transporting customers nominate the amount of natural gas to be delivered daily and telemetric equipment installed for each customer monitors daily usage.

        The State of Nebraska has no centralized regulatory agency exercising jurisdiction over natural gas operations in that state; however, natural gas rates are subject to regulation by the municipalities in which gas utilities operate. Legislation has been discussed in Nebraska to transfer jurisdiction over natural gas rates and terms and conditions of service to the Nebraska Public Service Commission, but at this time it is uncertain whether such regulatory change will be introduced or implemented. Our retail natural gas tariffs, filed with the cities served, provide residential, general service and commercial and industrial options, as well as firm and interruptible transportation service. A purchased gas adjustment clause provides for adjustments based on changes in gas supply and interstate pipeline transportation costs.

Employees

        As of December 31, 2001, we had 367 team members employed in our energy division, formerly know as NorthWestern Public Service. System Council U-26 of the IBEW is the bargaining entity for 210 team members. As of December 31, 2001, NorthWestern Energy LLC had 1,344 team members employed in its regulated electric and gas utilities business, approximately 442 of whom are covered by collective bargaining agreements. We consider our relations with team members to be good.

Unregulated Businesses

Communications, Network Services And Data Solutions—Expanets

        We hold shares of capital stock of Expanets through our subsidiary NorthWestern Growth Corporation. As of June 30, 2002, our investment in Expanets consisted of $363.6 million of 12% coupon Preferred Stock and $0.5 million of Class B Common Stock. We controlled approximately 99.3% of the voting power of Expanets' issued and outstanding shares of capital stock as of June 30, 2002. We also loaned $51.4 million to Expanets for general operating purposes during 2001, which, together with other intercompany balances of $113.4 million, was outstanding at June 30, 2002. The loan bears interest at 17% per annum and repayment is anticipated during 2002.

        Our Class B Common Stock is convertible into shares of Class A Common Stock from time to time at our option and will be automatically converted into shares of Class A Common Stock upon an initial public offering or sale of Expanets. In addition, two of the series of our Preferred Stock of Expanets are convertible into shares of Class A Common Stock from time to time at our option at a conversion ratio based on the value of the Class A Common Stock on the date of conversion and are redeemable for 110% of its liquidation preference, plus accrued and unpaid dividends, at our option prior to an initial public offering or sale of Expanets and two other of the Series of our Preferred Stock of Expanets are mandatorily redeemable upon an initial public offering or sale of Expanets. The outstanding class of Common Stock of Expanets held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering or sale of Expanets at a ratio of 1 to 1. One outstanding series of Preferred Stock of Expanets held by Avaya is automatically redeemable for 100% of its liquidation preference, plus accrued and unpaid dividends, upon an initial public offering or sale of Expanets. The other two outstanding series of Preferred Stock of Expanets held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering or sale of Expanets at a conversion ratio based on the value of the Class A Common Stock in the initial public offering or sale.

        Our holdings of Common and Preferred Stock of Expanets were convertible into approximately 50% of the Class A Common Stock of Expanets as of June 30, 2002 on a fully diluted basis assuming the conversion of all other outstanding convertible securities of Expanets, other than employee options, based on the originally issued value of the Class A Common Stock of Expanets. We have issued a warrant for the purchase of up to 10% of our Expanets Class B Common Stock based on the market value of our Expanets Class B Common Stock. Our two series of mandatorily redeemable Preferred Stock of Expanets are redeemable for an aggregate of approximately $330 million upon an initial public offering or sale of Expanets as of June 30, 2002.

Products and Services

        Expanets is a leading provider of networked communications and data services and solutions to medium-sized businesses. Expanets is a leading independent distributor for Avaya's wide range of products and software, including the PARTNER™ Advanced Communication System, the MERLIN MAGIX™ Integrated System, Guestworks Systems and DEFINITY™ solutions and messaging solutions. Expanets is also a leading reseller of NEC America, Inc., Cisco Systems, Inc., Siemens Enterprise Networks, LLC and IBM Corporation products. Expanets designs, procures, implements, maintains and monitors voice, video and data systems, which provide a wide range of communications tools for its customers. Expanets' service offerings include voice networking, data networking, internet connectivity, messaging systems, advanced call processing applications, computer telephony, network management, carrier services and e-business services. NorthWestern Growth Corporation, one of our wholly owned subsidiaries, owns a majority of the voting common and preferred stock of Expanets.

        Expanets' communications and data solutions help businesses integrate and deploy reliable and responsive communications and data networks customized to their needs in a cost-effective manner. Expanets' target and market customers are mid-market businesses with five to 1,000 desktops at a single business location that are increasingly focusing on their core competencies and relying upon third parties who can supply a single point of contact for access to specialized technical skills and rapid implementation of communications and data networking solutions. Expanets served approximately 560,000 business customers through the efforts of more than 3,200 team members located in more than 150 operational centers in all 50 states during the year ended December 31, 2001.

Operating Developments

        During 2001, Expanets made significant changes in its executive and regional management structures consistent with the goal of streamlining its management and cost structure. Expanets continued to integrate its March 31, 2000, purchase of the United States segment of the GEM division of Lucent Technologies' Enterprise Network Group during 2001. This process involved the integration of Lucent's domestic small and mid-sized business customers and approximately 1,800 Lucent sales and sales support personnel into Expanets' existing communications and data networking services and solutions business structure. Through the GEM transaction, Avaya, Inc. obtained a substantial equity interest in Expanets, became its primary vendor for products, maintenance and technical support services sold to Expanets' customers, and supplied Expanets with billing and other support and a short-term line of credit, secured by Expanets' inventory and receivables. Avaya is the spin-off of Lucent that continues Lucent's enterprise network business. Expanets intends to sell future Avaya enterprise products developed and manufactured for the identified small and mid-sized business market, although Avaya is under no obligation to grant Expanets distribution rights to those products.

        Effective March 31, 2001, Expanets and Avaya completed a substantial restructuring of the GEM transaction. Significant aspects of the restructuring included a reconciliation of various financial and performance aspects of the original transaction, modifications to the Master Dealership Agreement under which Expanets purchases products from Avaya, clarification of the ownership of accounts receivable and customers, modification of a $35 million note held by Avaya to extend the payment deadline to March 31, 2005 and the creation of a $125 million secured equipment purchase financing facility between Expanets and Avaya related to purchases of Avaya's products by Expanets, which was recently amended to extend the maturity to December 31, 2002, with required interim paydowns. As part of the recent amendment, we agreed to purchase up to $50 million in selected inventory and receivables from Avaya in the event of a default by Expanets. In addition, a $15 million convertible note held by Avaya was converted to Series D Preferred Stock of Expanets prior to the end of 2001. Expanets believes that the restructuring has better positioned its relationship with Avaya to the advantage of both parties.

        Expanets' revenues were adversely impacted during the year from factory interruptions at Avaya, which supplied approximately 80% of its communications products and services during 2001. The factory interruptions at Avaya occurred during August to December 2001 and are estimated to have cost Expanets approximately $47 to 48 million in lost revenues due to the unavailability or delay in delivery of products and services. Avaya incurred the factory interruptions as a result of delays in implementing an outsourcing model for certain manufacturing processes. Expanets believes that Avaya has now resolved the relevant issues. No similar interruptions have occurred since the end of December 2001. In addition, Expanets had a $47.5 million EBITDA loss, before restructuring charges, during the year ended December 31, 2001, on revenues of approximately $1 billion as a result of overall weakness in the industry.

        EBITDA represents earnings from continuing operations before interest income, interest expense, income taxes, depreciation, amortization and other income and minority interests in income of subsidiaries. We believe that EBITDA provides meaningful additional information concerning a company's operating results and its ability to service its debt and other fixed obligations and to fund its continued growth. Many financial analysts consider EBITDA to be a meaningful indicator of an entity's ability to meet its future financial obligations. You should not construe EBITDA as an alternative to operating income (loss) as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. Because EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures of other companies.

        Shipments of PBX systems, traditionally the core voice technology used by Expanets' customers, were approximately 12% less than in 2000, and more than 20% less than the record year of 1999, according to a recent TEQ Consult Group White Paper. Expanets responded to these developments with personnel reductions that resulted in the elimination of approximately 1,200 positions, or 27% of Expanets' work force by December 31, 2001.

        Throughout 2001, and as part of our overall corporate initiative, Expanets developed and implemented an "Operational Excellence" plan which is intended to combine "best practices" with scale efficiencies and cost reductions. As part of this plan, during 2001, Expanets developed and began implementation of the "Expert System," which, using a combination of Oracle and Siebel software, gives it a central and common platform from which all aspects of its business can be operated and managed, including order entry, scheduling, forecasting, customer billing, trend analysis, compensation and margin calculation, product support, sales support and financial reporting. The design, construction and implementation of the "Expert System" resulted in approximately $21.4 million in expenses and approximately $58.7 million in capital costs during 2001 and entailed significant manpower and energy. Delays in implementation of the "Expert System" and less than full functionality of the "Expert System" following its initial use in late November 2001 caused further negative effects on Expanets' 2001 fiscal year performance. While Expanets is addressing these issues, it expects that they will adversely affect its performance to some degree through the first two quarters of fiscal year 2002. Notwithstanding these challenges, Expanets believes that the "Expert System" will provide a strong platform to achieve its operating strategy.

        From the beginning to the end of 2001, through a combination of sales force reductions, office consolidations, reductions in general and administrative expenses and the implementation of the

"Expert System," Expanets lowered the amount of revenue needed from its communications operations to achieve positive EBITDA by approximately $40 million per month to approximately $75 million per month at the end of the year. Expanets anticipates further reductions in monthly expenses upon full implementation of the "Expert System."

        Expanets believes that the adjustments to its cost structure and the additional service offerings described above will enable it to improve operations and execute its business plan in the current economic environment. However, there are a number of challenges Expanets must address during 2002. If Expanets is not able to resolve these issues effectively, its performance could be adversely affected. These challenges include:

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  Expanets will need to complete the implementation and full functionality of the "Expert System" in the upcoming year in order to realize the contemplated cost savings and productivity enhancements. Further delays in this process could have a negative effect on its operations and cash flow.

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  Expanets' $125 million equipment purchase financing facility with Avaya expires on December 31, 2002 and was reduced to $100.0 million on March 5, 2002, $80.0 million on April 30, 2002 and $55.0 million on August 30, 2002, and which had an outstanding balance of $39.6 million as of August 30, 2002. In current market conditions Expanets can provide no assurance that the facility will be extended or replaced on favorable terms, which could have a negative effect on its performance.

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  Expanets continues to see a soft market for the communications and IT product industry. Although Expanets has attempted to address the possibility of a prolonged recession in its "Operational Excellence" initiatives, a further weakening of the economy could adversely affect its performance.

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  Expanets has a number of new products, technologies and solutions that it is marketing to customers. Expanets can provide no assurance that the market will accept these products, which could adversely affect its performance.

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  Although Expanets believes that its relationship with Avaya as currently structured is positive for both companies and the Avaya products it sells are competitive in price and performance, a change in its relationship with Avaya or a change in Avaya's competitive position could adversely affect its performance.

        Expanets is subject to a number of regulations, including, among others, filing tariffs for long distance telecommunication services, permitting and licensing requirements, municipal codes and zoning ordinances and laws and regulations relating to consumer protection, occupational health and safety and protection of the environment. Expanets believes it has all permits and licenses necessary to conduct its operations and is in substantial compliance with applicable regulatory requirements.

Employees

        Expanets had approximately 3,200 full-time team members as of December 31, 2001. Expanets considers relations with current team members to be good. Approximately 102 team members are covered by collective bargaining agreements.

HVAC, Plumbing and Related Services—Blue Dot

        We hold shares of capital stock of Blue Dot through our subsidiary NorthWestern Growth Corporation. As of June 30, 2002, our investment in Blue Dot consisted of $367.3 million of 11% coupon Preferred Stock and $0.5 million of Class B Common Stock. We controlled approximately 97.1% of the total voting power of Blue Dot's issued and outstanding capital stock as of June 30, 2002. Blue Dot also had intercompany balances of $22.8 million outstanding to us at June 30, 2002.

        Our Class B Common Stock is convertible into shares of Class A Common Stock from time to time at our option and will be automatically converted into shares of Class A Common Stock upon an initial public offering or sale of Blue Dot. Our series of Preferred Stock of Blue Dot is mandatorily redeemable for 105% of its liquidation preference, plus accrued and unpaid dividends, upon an initial public offering of Blue Dot. Blue Dot has entered into agreements with the other holders of the outstanding class of Common Stock of Blue Dot for the conversion of such Common Stock into Class A Common Stock upon an initial public offering at a conversion ratio based on the value of the Class A Common Stock in the initial public offering, which increases based on the achievement of operating income targets. The other outstanding series of Preferred Stock of Blue Dot held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering of Blue Dot at a conversion ratio based on the value of the Class A Common Stock in the initial public offering.

        Our holdings of Common Stock of Blue Dot were convertible into approximately 36% of the Class A Common Stock of Blue Dot as of June 30, 2002 on a fully diluted basis assuming the conversion of all other outstanding convertible securities of Blue Dot, based on the originally issued value of the Class A Common Stock of Blue Dot. Our series of mandatorily redeemable Preferred Stock of Blue Dot is redeemable for an aggregate of approximately $386 million upon an initial public offering of Blue Dot as of June 30, 2002.

Products and Services

        Blue Dot is a national provider of comprehensive repair, replacement and maintenance services and products for HVAC, plumbing and related systems in homes and light commercial businesses. Blue Dot has a nationwide network of air conditioning, heating and plumbing professionals who install and maintain indoor comfort systems. Blue Dot primarily operates in the residential and light commercial markets and serviced approximately 850,000 customers in 29 states during the year ended December 31, 2001. NorthWestern Growth Corporation owns a majority of the voting common and preferred stock of Blue Dot.

        Blue Dot's primary service offerings can be grouped into the following two main categories:

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  Repair, Replacement and Maintenance. These services include preventive maintenance, such as periodic checkups, cleaning and filter change-outs, emergency repairs and the replacement of air conditioning, heating and plumbing systems in conjunction with the retrofitting or remodeling of a residence or commercial building, or as a result of an emergency repair request. Blue Dot focuses on the repair, replacement and management segment of the industry rather than the new construction segment because it believes that it offers higher margins, less cyclicality and seasonality and exposes Blue Dot to less credit and interest rate risk. Growth in this segment is driven by a number of factors, particularly the aging of the installed base; the increasing efficiency, sophistication and complexity of air conditioning and heating systems, which encourage upgrades; the upgrading of existing homes to central air conditioning; and the increasing restrictions on the use of refrigerants commonly used in older systems. Blue Dot also pursues maintenance agreements which it believes lead to better utilization of personnel, develop customer loyalty, provide the opportunity for cross-marketing of our other services and products, provide regular access to customers in the event major repairs or replacements are necessary and result in recurring revenues.

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  New Construction. Blue Dot's team members work with home builders to estimate the equipment, materials and parts and direct and supervise the labor required for new residential installations. Blue Dot's team members coordinate and supervise the installation in conjunction with the builder's construction supervisors. Blue Dot's team members coordinate the actual field work, including the ordering of equipment and materials, the fabrication or assembly of certain components, the delivery of materials and components to the job site and the scheduling of work crews with the necessary skills, inspection and quality control.

Operating Developments

        Since its inception, Blue Dot has expanded its HVAC, plumbing and related services and geographic territory through an aggressive strategy of acquiring local and regional service providers. By December 31, 2001, Blue Dot had acquired over 90 companies, including 14 companies in 2001 for a total combined purchase price of approximately $27.6 million. Blue Dot's acquisition targets are experienced companies with strong management teams, an established reputation and a strong residential and light commercial repair, replacement and maintenance mix.

        As part of our overall corporate initiative, Blue Dot developed and implemented an "Operational Excellence" plan in its HVAC, plumbing and related services operations, which is intended to combine "best practices" with scale efficiencies and cost reductions. Blue Dot expects to achieve certain cost savings as a result of certain integrated or centralized functions provided to all platform companies. These functions include back office and management functions performed from a central office in Sioux Falls, South Dakota, common team member benefit plans and training, and a national Yellow Pages advertising initiative.

        Blue Dot's operations are subject to seasonal variations in its different lines of service. Except in certain regions, the demand for new installations can be substantially lower during the winter months. Demand for HVAC services generally varies based on weather conditions with demand generally being higher during periods of extremely cold or hot weather and lower in the spring and fall months. Blue Dot expects its revenues and operating results to generally be lower in the first and fourth quarters of each year. Weather cycles, such as unseasonably mild winters or summers can also adversely impact revenues and operating results.

        Blue Dot is subject to a number of regulations, including permitting and licensing requirements, municipal codes and zoning ordinances, laws and regulations relating to consumer protection, occupational health and safety and protection of the environment. Blue Dot believes that it has all requisite permits and licenses to conduct its operations and is in substantial compliance with applicable regulatory requirements.

Competition

        The market for HVAC, plumbing and related services is highly competitive. The principal competitive factors in the residential and commercial repair, replacement and maintenance segment of the industry are timeliness, reliability and quality of services provided. Blue Dot's principal methods of meeting competition are assurance of customer satisfaction, a history of providing quality service and name recognition within its markets. In order to be successful as a national provider of comprehensive services, Blue Dot must employ, train and retain highly motivated, professional service technicians. Blue Dot believes that it does so through training programs, compensation, health and savings benefit plans and career opportunities.

        Many of Blue Dot's competitors are small, owner-operated companies that operate in a single market and provide a limited range of services. Many of these smaller competitors have lower overhead cost structures and may be able to provide their services at lower rates. Moreover, many homeowners have traditionally relied on individual persons or small repair service firms with whom they have long-established relationships for a variety of home repairs. In addition, there are a limited number of companies focused on providing comprehensive residential and/or commercial services, on a regional or national basis, in some of the same business lines Blue Dot provides. Because of the high degree of market fragmentation and lower capability of smaller firms to raise the capital necessary to expand their businesses, a number of firms have been consolidating smaller businesses. There also are a number of national retail chains that sell a variety of plumbing fixtures and equipment and air conditioning and heating equipment for residential use and offer, either directly or through various subcontractors, installation, warranty and repair services.

Employees

        Blue Dot had approximately 3,340 team members as of December 31, 2001. Blue Dot considers its relations with team members to be good. Approximately 77 of Blue Dot's team members are represented by labor unions, but no Blue Dot team members are covered by collective bargaining agreements.

Discontinued Propane Operations—Cornerstone

        We control approximately 30% of the equity interests of CornerStone, which we operate through one of our subsidiaries, CornerStone Propane GP Inc., that serves as managing general partner. CornerStone is one of the nation's largest publicly held retail propane distributors.

Recent Developments

        On January 18, 2002, CornerStone announced that the board of directors of its managing general partner had determined that it is in the best interests of CornerStone's unitholders to consider strategic opportunities, including a possible sale or merger of CornerStone. We are the largest unitholder of CornerStone and own all of the stock of CornerStone's managing general partner. We fully support CornerStone's action as it is consistent with our strategic intent to focus our resources on our energy and communications platforms. A special committee of the board of directors of the managing general partner, composed of directors that are not officers of NorthWestern, has been formed to pursue strategic options. As a result, we have recharacterized our investment in CornerStone to reflect the results of operations of CornerStone as discontinued operations. Accordingly, the results of CornerStone's operations, for all periods reported, are presented separately below income from continuing operations. In conjunction with the adoption of discontinued operations accounting for CornerStone, substantially all of our approximately $40 million net carrying value in the partnership was recorded as a noncash charge during the first quarter of 2002 and an additional charge of $5.1 million was recorded during the second quarter of 2002.

        On August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. After this announcement, the New York Stock Exchange announced that it had suspended trading in CornerStone's publicly traded partnership units and would seek to delist the partnership units due to their low price and CornerStone's decision not to make the scheduled interest payments. We will continue to evaluate CornerStone's financial restructuring and the impact upon creditors of CornerStone, including us, and we expect to reflect any resulting financial implication in our third quarter 2002 results.

        Among the arrangements between us and CornerStone which may be adversely affected by CornerStone's pursuit of financial restructuring and strategic opportunities are:

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  our 82.5% interest in SYN, Inc., a special non-managing general partner in CornerStone, which is reflected in assets of discontinued operations and represents approximately $20 million of SYN's approximately $26 million in liquid assets. As discussed above, SYN has agreed to lend $9.0 million to CornerStone to address the partnership's liquidity needs on a short-term basis;

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  intercompany receivables, net of reserves, owed to us by CornerStone of $6 million; and

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  our letters of credit of $6.5 million for insurance loss claims.

In addition, on August 20, 2002, NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under Cornerstone's credit facility, which NorthWestern had previously guaranteed. No further drawings may be made under this facility.

        For additional information relating to CornerStone, see our Current Reports on Form 8-K, filed with the SEC on January 22, 2002, April 15, 2002, August 2, 2002 and August 8, 2002, which are incorporated by reference herein.

Business Overview

        CornerStone is principally engaged in:

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  the retail distribution of propane for residential, commercial, industrial, agricultural and other retail uses;

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  the wholesale marketing and distribution to suppliers and other end users of propane, natural gas liquids and crude oil to the retail propane industry, the chemical and petrochemical industries and other commercial and agricultural markets;

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  the repair and maintenance of propane heating systems and appliances; and

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  the sale of propane-related supplies, appliances and other equipment.

        As of December 31, 2001, CornerStone served approximately 470,000 residential, commercial, industrial and agricultural customers in more than 30 states. Its operations are concentrated in the East Coast, South Central and West Coast regions of the United States.

        Based on fiscal 2001 retail propane gallons sold, the customer base consisted of 61% residential, 20% commercial and industrial and 19% agricultural and other customers. Sales to residential customers have generally provided higher gross margins than other retail propane sales. While commercial propane sales are generally less profitable than residential retail sales, CornerStone has traditionally relied on this customer base to provide a steady, non cyclical source of revenues. No single customer accounted for more than 1% of total revenues.

        Through Coast Energy Group, CornerStone engages in the marketing and distribution of propane to independent dealers, major interstate marketers and the chemical and petrochemical industries in addition to procurement and distribution of propane for the retail segment. Coast Energy Group also participates in the marketing of other natural gas liquids, the processing and marketing of natural gas and the marketing of crude oil. In January 2002, CornerStone announced that it was in the process of narrowing the focus of the Coast Energy Group unit to focus exclusively on Natural Gas Liquids in support of the CornerStone retail propane operations, wholesale distribution and logistics operations. As assets are sold, CornerStone will likely take significant nonrecurring charges, mostly non-cash, related to the disposal of assets and exit of certain businesses.

        For the fiscal year ended June 30, 2001, CornerStone had retail propane sales of approximately 275 million gallons. CornerStone's propane supply is purchased from oil companies and natural gas processors at numerous supply points located in the United States and Canada. During the year ended June 30, 2001, virtually all of its propane supply was purchased pursuant to agreements with terms of less than one year, but the percentage of contract purchases may vary from year to year. Supply contracts generally provide for pricing based on market prices at the time of delivery, subject to maximum and minimum seasonal purchase guidelines. In addition, purchases on the spot market are made from time to time to take advantage of favorable pricing.

        During the year ended June 30, 2001, Louis Dreyfus was CornerStone's largest supplier, providing approximately 11% of CornerStone's total propane supply for its retail operations (excluding propane obtained from CornerStone's natural gas processing operations). CornerStone believes that if supplies from Louis Dreyfus were interrupted, it would be able to secure adequate propane supplies from other sources without a material disruption of its operations. Historically, supplies of propane from CornerStone's sources historically have been readily available. Although no assurance can be given that supplies of propane will be readily available in the future, we expect a sufficient supply to continue to be available. CornerStone has not experienced a shortage that has prevented it from satisfying its customers' needs, and we do not foresee any significant shortage in the supply of propane.

        Because a substantial amount of propane is sold for heating purposes, the severity of winter and resulting residential and commercial heating usage have an important impact on CornerStone's earnings. Approximately two-thirds of CornerStone's retail propane sales usually occur during the six-month heating season from October through March. Cash flows from operations are greatest from November through April as customers pay for propane purchased during the heating season.

Competition

        In addition to competing with alternative energy sources, CornerStone competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service, multi-state propane marketers, thousands of smaller local independent marketers and a number of farm cooperatives. Based on industry publications, the domestic retail market for propane is approximately 8.8 billion gallons annually, with the 10 largest retailers, including CornerStone, accounting for approximately 45% of the total retail sales of propane in the United States, and with no single marketer having a greater than 10% share of the total retail market. Most of CornerStone's customer service centers compete with five or more marketers or distributors. Each customer service center operates in its own competitive environment, because retail marketers tend to locate in close proximity to customers. CornerStone's customer service centers generally have an effective marketing radius of approximately 25 to 50 miles, although in certain rural areas the marketing radius may be extended by a satellite storage location.

Employees

        As of December 31, 2001, CornerStone had approximately 2,000 full-time team members, and approximately 20 of its team members were represented by labor unions. CornerStone generally hires seasonal workers to meet peak winter demand. We believe that CornerStone's relations with its team members and labor unions are satisfactory.

Environmental

        Our utility, natural gas, propane and other business sectors are subject to extensive regulation imposed by federal, state and local government authorities in the ordinary course of day-to-day operations with regard to the environment, including air and water quality, solid waste disposal and other environmental considerations. The application of government requirements to protect the environment involves or may involve review, certification, issuance of permits or other similar actions or by government agencies or authorities, including but not limited to the United States Environmental Protection Agency, hereafter referred to as the EPA, the Bureau of Land Management, the Bureau of Reclamation, the South Dakota Department of Environment and Natural Resources, the North Dakota State Department of Health, the Iowa Department of Environmental Quality and the Montana Department of Environmental Quality, hereafter referred to as the MDEQ, as well as compliance with court decisions. See "Risk Factors—Our utility business is subject to extensive environmental regulations and potential environmental liabilities, which could result in significant costs and liabilities."

        We did not incur any significant environmental expenditures in 2001 and do not expect to incur any significant environmental capital expenditures during 2002. However, we are committed to remaining in compliance with all state and federal environmental laws and regulations and must take reasonable precautions to prevent any incidents that would violate any of these rules. We regularly monitor operations to prevent adverse environmental impacts. When we become aware of an environmental issue, we investigate the situation to gain facts as to the nature and magnitude of environmental impact, the extent to which we may be held responsible for costs incurred, and the extent to which we may be held responsible for taking action at a site. We also collect information as necessary to reasonably estimate potential costs attributable to any environmental issue. We believe that we currently are in compliance with all presently applicable environmental protection requirements and regulations, however we are unable to forecast the effect of any change in law or regulation, or interpretation thereof, on the cost of future compliance for our utility-related facilities and other operations.

        The Clean Air Act Amendments of 1990, which prescribe limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants, required reductions in sulfur dioxide emissions at our Big Stone plant beginning in the year 2000. We currently satisfy this requirement through the purchase of sub-bituminous coal, which contains lower sulfur content. The plant is replacing a precipitator with an advanced hybrid particulate collector, at an approximate cost of $13.4 million. Roughly half of this cost will be paid for by the Department of Energy, and our project share of the remainder is approximately $1.2 million, payable over a four-year period. In 2000, the wall-fired boiler at our Neal 4 plant and the cyclone boilers located at our Big Stone and Coyote plants became subject to nitrogen oxide emission limitations. To satisfy these limits, the Neal 4 and Big Stone facilities purchase and burn sub-bituminous coal from the Powder River Basin, and the Coyote facility purchases and burns lignite coal. Low nitrogen oxide burners have been identified as additional possible control technology; however, installation of such burners has not yet been required. The Clean Air Act also contains a requirement for future studies to determine what, if any, limitations and controls should be imposed on coal-fired boilers to control emissions of certain air toxics, including mercury. Because of the uncertain nature the air toxic emission limits and the potential for development of more stringent emission standards in general, we cannot reasonably determine the additional costs we may incur under the Clean Air Act.

        On January 2, 2001, BSP Otter Tail, the contract operator at Big Stone, received a Request for Information from the EPA, pursuant to Section 114 of the Clean Air Act. The request sought information related to Big Stone's current and past operations, modifications and repairs. No action has been taken by the EPA since BSP Otter Tail filed its final response on April 2, 2001. However, it is possible that the EPA could file an enforcement action against the facility as part of its New Source Review enforcement initiative against coal-fired power plants. We cannot be certain whether an action will be sought, and if sought, the effect of such an action on the cost of future compliance and operations.

        Blue Dot's capital expenditures related to environmental matters during fiscal 2000 were not material. Certain Blue Dot operations are subject to Title VI of the Clean Air Act, which governs air emissions and imposes specific requirements on the use and handling of substances known or suspected to cause or contribute significantly to harmful effects on the stratospherical ozone layer, such as chlorofluorocarbons, or CFCs. Clean Air Act regulations require the certification of service technicians involved in the service or repair of systems, equipment and appliances containing these refrigerants and also regulate the containment and recycling of these refrigerants. These requirements have increased Blue Dot's training expenses and expenditures for containment and recycling equipment, although such increase has not been material. The Clean Air Act is intended to ultimately eliminate the use of CFCs in the United States and to require alternative refrigerants be used in replacement HVAC systems. The implementation of Clean Air Act restrictions has increased and is expected to continue to increase the cost of using CFCs in the future. As a result, we expect to increase the number of conversions of existing HVAC systems that use CFCs to use alternative refrigerants. Blue Dot does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of this or other future compliance matters under existing environmental laws and regulations that control the discharge of materials into the environment. Future events, however, such as changes in existing laws and regulations, or in the interpretation of such laws and regulations, to impose more vigorous enforcement policies or stricter or different interpretations of existing laws and regulations may require additional expenditures by Blue Dot which may be material.

        Both NorthWestern and The Montana Power Company have met or exceeded the removal and disposal requirements for all equipment containing polychlorinated biphenyls, or PCBs, as required by state and federal regulations. We will continue to use certain PCB-contaminated equipment for its remaining useful life and will, thereafter, dispose of the equipment according to pertinent regulations that govern the use and disposal of such equipment.

        The Comprehensive Environmental Response, Compensation, and Liability Act, hereafter known as CERCLA, and some of its state counterparts require that we remove or mitigate adverse environmental effects resulting from the disposal or release of certain substances at sites that we own or previously owned or operated, or at sites where these substances were disposed. However, we cannot quantify costs associated with current site remediation efforts or future remediation efforts because of the following uncertainties:

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  We may not know all sites for which we are alleged or will be found to be responsible for remediation; and

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  We cannot estimate with a reasonable degree of certainty the total costs of remediation at sites where we have been identified as responsible for remediation.

For sites where we currently are required to investigate and or clean-up contamination, we do not expect the unknown costs to have a material adverse effect on our consolidated operations, financial position or cash flows.

        A formerly operated manufactured gas plant in Aberdeen, South Dakota, has been identified on the Federal Comprehensive Environmental Response, Compensation, and Liability Information System, or CERLIS, list as contaminated with creosote and coal tar. We are currently investigating the site pursuant to a work plan approved by the EPA and the South Dakota Department of Environment and Natural Resources. At this time, we do not know whether any remediation is necessary at the site. If, however, remediation is required at the site, we cannot estimate with a reasonable degree of certainty at this time the total costs of clean-up at the site, but based upon our investigations to date, we do not expect cleanup costs to be material.

        We also own a site in North Platte, Nebraska on which a former manufactured gas facility was located and which is under investigation for alleged soil and groundwater contamination. At present, we cannot estimate with a reasonable degree of certainty the total costs of remaining clean-up at the site, but we do not expect cleanup costs to be material.

        The Montana Power Company was identified as a Potentially Responsible Party, hereafter referred to as a PRP, at the Silver Bow Creek/Butte Area Superfund Site. However, the company settled most of its liability in a Consent Decree approved by the United States District Court for the District of Montana and received contribution protection in the event other PRPs claim contribution for cleanup costs they expend. The Atlantic Richfield Company, hereinafter referred to as ARCO, continues to address contamination of the site. The Montana Power Company continued to operate on and transferred 30 acres of the property to NorthWestern Energy LLC. We cannot estimate with a reasonable degree of certainty whether additional clean-up will be required, but we do not expect any residual cleanup costs to be material, and any costs incurred will be limited by the indemnity provision described below.

        Toxic heavy metals in the silts resting in Milltown Reservoir, which sits behind Milltown Dam, caused the EPA to identify Milltown Reservoir on its Superfund National Priority List. ARCO, as successor to the Anaconda Company, has been named as the party with responsibility for completing the remedial investigation and feasibility studies and conducting site cleanup, under the EPA's direction. The Montana Power Company did not undertake any direct responsibility in that regard, in light of a special statutory exemption from liability under CERCLA in relation to the Milltown Dam. By virtue of its acquisition of The Montana Power Company's utility business and the dam, NorthWestern Energy LLC succeeded to similar protection under this statutory exemption. ARCO has argued that The Montana Power Company should be considered a PRP and has threatened to challenge its exempt status. ARCO and The Montana Power Company entered into a settlement agreement to limit The Montana Power Company's and now NorthWestern Energy LLC's potential liability, costs and ongoing operating expenditures, provided that the EPA selects a remedy that leaves the dam and sediments in place in its final Record of Decision. The final Record of Decision is not expected to be issued until late 2002 or early 2003. Depending on the outcome of that decision, we may be required to defend our exempt position. We have established a reserve of approximately $20.0 million at June 30, 2002, primarily for liabilities related to the Milltown Dam and other environmental liabilities. See "Risk Factors—Our utility business is subject to extensive environmental regulations and potential environmental liabilities, which could result in significant costs and liabilities."

        In 1985 and 1986, researchers found elevated levels of heavy metals in sediments in the reservoir behind the Thompson Falls Dam. The EPA declared the site a "No Further Action" site for purposes of CERCLA, but the MDEQ listed the reservoir as a Comprehensive Environmental Cleanup and Responsibility Act site, hereafter referred to as a CECRA site, Montana's state equivalent of a CERCLA National Priority List site. The MDEQ identified the site as a "Low Priority Site," however, because of the low probability of direct human contact and the lack of evidence of migration to groundwater supplies, and no action has been required. Given the low priority designation for this site, we believe that the risk of material remediation is low. As discussed below, The Montana Power Company retained pre-closing environmental liability relating to this CECRA listing when it sold the Thompson Falls Dam to PPL Montana. We cannot estimate with a reasonable degree of certainty the total costs, if any, of cleanup, and this liability at the site passed to NorthWestern Energy LLC, but we do not expect cleanup costs to be material. If any such costs are incurred, they will be limited by the indemnity provision described below.

        The Montana Power Company has voluntarily cleaned up two sites where it formerly operated manufactured gas plants and currently is investigating a third. The Helena site was placed into the MDEQ's voluntary remediation program through which program cleanup is taking place. While the site continues to experience exceedances of groundwater contamination levels, NorthWestern Energy LLC believes that natural attenuation should address the problem. NorthWestern Energy LLC continues to periodically monitor the groundwater and report results to the MDEQ. The Montana Power Company has stated that it believes that remediation is complete at a second site located in Missoula, and it has requested closure from the State for that site. A third former manufactured gas plant formerly owned by The Montana Power Company, located in Butte, is currently under investigation. We cannot estimate with a reasonable degree of certainty whether cleanup will be necessary or the total costs of such cleanup. However, we do not expect any of the outstanding cleanup costs to be material. If any such costs are incurred, they will be limited by the indemnity provision described below.

        As described above, The Montana Power Company retained certain environmental liabilities in connection with its sale of assets to PPL Montana. Under the terms of our acquisition of NorthWestern Energy LLC, we assume the first $50 million of NorthWestern Energy LLC's pre-closing environmental liabilities, including these retained environmental liabilities. Thereafter, Touch America Holdings, Inc. agreed to assume any such costs that fall between $50 and $75 million, or the next $25 million in costs. NorthWestern Energy LLC and Touch America Holdings, Inc. agreed to equally split costs that fall between $75 and $150 million.

        Environmental laws and regulations require us to incur certain costs, which could be substantial, to operate existing facilities, construct and operate new facilities and mitigate or remove the effect of past operations on the environment. Governmental regulations establishing environmental protection standards are continually evolving, and, therefore, the character, scope, cost and availability of the measures we may be required to take to ensure compliance with evolving laws or regulations cannot be accurately predicted. However, we believe that we accrue an appropriate amount of costs and estimate reasonably foreseeable potential costs related to such environmental regulation and cleanup requirements. We do not expect these costs to have a material adverse effect on our consolidated financial position, ongoing operations, or cash flows.

Intellectual Property

        NorthWestern and each of its partner entities utilize a variety of registered and unregistered trademarks and servicemarks for their respective products and services. Common law and state unfair competition laws govern unregistered marks. We regard our trademarks and servicemarks and other proprietary rights as valuable assets and believe that they are associated with a high level of quality and have significant value in the marketing of our products. Our policy is to vigorously protect our intellectual property and oppose any infringement of our trademarks and servicemarks. NorthWestern's success is also dependent in part on our trade secrets and information technology, some of which is proprietary to NorthWestern, and other intellectual property rights. We rely on a combination of nondisclosure and other contractual arrangements, technical measures, and trade secret and trademark laws to protect our proprietary rights. Where appropriate, we enter into confidentiality agreements with our team members and attempt to limit access to and distribution of proprietary information.

Legal Proceedings

        We and our partner entities are parties to various pending proceedings and lawsuits, but in the judgment of our management, the nature of such proceedings and suits and the amounts involved do not depart from the routine litigation and proceedings incident to the kinds of business we conduct, and management believes that such proceedings will not result in any material adverse impact on us.

DESCRIPTION OF NOTES

        The original notes were, and the new notes will be, issued under an indenture, dated as of November 1, 1998, between NorthWestern and JPMorgan Chase Bank (as successor to The Chase Manhattan Bank, N.A.), as trustee, as previously supplemented by a first supplemental indenture, dated as of November 1, 1998, between NorthWestern and the trustee, as further supplemented by a second supplemental indenture, dated as of March 13, 2002, between NorthWestern and the trustee. We refer to the indenture as so supplemented, as the indenture. In this section, unless otherwise indicated, references to NorthWestern do not include its subsidiaries.

        The form and terms of the new notes are the same in all material respects as the form and terms of the original notes, except that the new notes will have been registered under the Securities Act of 1933 and therefore will not bear legends restricting their transfer. The original notes have not been registered under the Securities Act of 1933 and are subject to certain transfer restrictions.

        The following summary highlights certain material terms of the indenture. Because this is a summary, it does not contain all of the information that is included in the indenture. You should read the entire indenture, including the definitions of certain terms used below. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Copies of the indenture are available at the corporate trust office of the trustee.

General

        The original notes are, and the new notes will be, unsecured senior obligations of NorthWestern, issued as a series as provided under the indenture. The original notes were initially issued in an aggregate principal amount of $720.0 million.

        $250.0 million aggregate principal amount of the notes due 2007 will, unless earlier redeemed, mature and become due and payable together with any accrued and unpaid interest thereon, on March 15, 2007. $470.0 million aggregate principal amount of the notes due 2012 will, unless earlier redeemed, mature and become due and payable together with any accrued and unpaid interest thereon, on March 15, 2012. The notes are not subject to any sinking fund provision. The original notes were, and the new notes will be, made available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

        The notes due 2007 bear interest at the rate of 7 7/8% per annum and the notes due 2012 bear interest at the rate of 8 3/4% per annum, in each case from March 13, 2002. Interest on the notes is payable semi-annually in cash on March 15 and September 15 of each year, in each case to the person in whose name such note or the related original note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial interest payment date in each case is September 15, 2002.

        The amount of interest payable will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event that any date on which interest is payable on the notes is not a Business Day (as defined in the indenture), then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day, without any interest or other payment in respect of any such delay, with the same force and effect as if made on such date.

Ranking

        We had total consolidated indebtedness of approximately $1.7 billion outstanding as of June 30, 2002. The original notes are, and the new notes will be, senior, unsecured obligations of NorthWestern and rank equally in right of payment with all other senior unsecured indebtedness and other unsecured liabilities of NorthWestern. As of June 30, 2002, the notes would rank equally with approximately $358.3 million of our senior unsecured indebtedness, including approximately $103.3 million of indebtedness of our subsidiaries that we guarantee, including letters of credit of CornerStone guaranteed by us, as well as all of our other senior unsecured liabilities. The original notes are, and the new notes will be, effectively subordinated to all of our secured debt and the future and existing liabilities of our subsidiaries to the extent of the collateral securing that debt and the assets of those subsidiaries, respectively. As of June 30, 2002, we had approximately $141.4 million of secured indebtedness outstanding to which the notes would have been effectively subordinated to the extent of the collateral securing that indebtedness. The claims of creditors of our subsidiaries have priority over our equity rights and the rights of our creditors, including holders of the notes, to participate in the assets of the subsidiary upon the subsidiary's liquidation. As of June 30, 2002, the notes would have been effectively subordinated to approximately $1.1 billion of indebtedness of our subsidiaries as well as all other liabilities of our subsidiaries, to the extent of the assets of those subsidiaries. The indebtedness of our subsidiaries includes the approximately $103.3 million of indebtedness guaranteed by us identified above to which the notes rank equally with respect to the guarantees, approximately $509.3 million of indebtedness of NorthWestern Energy LLC, exclusive of cash received in the acquisition, but including approximately $65.0 million of NorthWestern Energy LLC's mandatorily redeemable preferred securities of a subsidiary trust, which we subsequently guaranteed, and approximately $446.1 million of indebtedness of CornerStone, which is reflected as a discontinued operation in our consolidated financial statements included herein. See "Risk Factors—The original notes are, and the new notes will be, effectively subordinated to all of our secured debt and the outstanding indebtedness of our subsidiaries to the extent of the assets of those subsidiaries, including NorthWestern Energy LLC."

        The indenture contains no restrictions on the amount of additional unsecured indebtedness that may be incurred by NorthWestern or its subsidiaries. See "Risk Factors—We have substantial indebtedness and could incur additional indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes." For a discussion of the limitations on our ability to issue additional secured indebtedness under the indenture, see "—Limitations on Liens."

Optional Redemption

        We may redeem all or part of the notes at any time at our option at a redemption price equal to the greater of:

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  the principal amount of the notes being redeemed plus accrued interest to the redemption date; or

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  the Make-Whole Amount for the notes being redeemed.

        As used in this prospectus,

        "Make-Whole Amount" means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the notes to be redeemed, together with scheduled payments of interest, exclusive of interest to the redemption date, from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued interest on the principal amount of the notes being redeemed to the redemption date.

        "Adjusted Treasury Rate" means with respect to any redemption date,

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  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designed "H.L. (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption. "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue, or if no maturity is within three months before or after the remaining term of the notes of the series being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month, or

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  if such release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus 0.40%.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means with respect to any redemption date, if the second bullet point of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

        "Quotation Agent" means a primary United States Government securities dealer selected by the trustee after consultation with NorthWestern.

        "Reference Treasury Dealer" means a primary United States Government securities dealer selected by NorthWestern.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustees by such Reference Treasury Dealer at 5:00 p.m. New York City time, on the third business day preceding such redemption date.

        Notice of any optional redemption will be mailed at least 30 days before the redemption date to each holder of notes to be redeemed. If NorthWestern elects to partially redeem the notes, selection of the notes for redemption will be made by the trustee by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate.

Additional Notes

        The original notes due 2007 were initially offered in the principal amount of $250.0 million and the original notes due 2012 were initially offered in the principal amount of $470.0 million.

NorthWestern may, without the consent of the holders, increase such principal amount of each series of notes in the future on the same terms and conditions and with the same CUSIP number as the notes of the same series.

Limitation on Liens

        As long as any notes remain outstanding, neither NorthWestern nor any subsidiary of NorthWestern may issue, assume or guarantee (collectively, "create") any debt secured by any mortgage, security interest, pledge, lien or other encumbrance (collectively, "mortgage") on any property owned by NorthWestern or that subsidiary, except intercompany indebtedness, without also securing the notes equally and ratably with, or prior to, the new debt, unless the total amount of all of the secured debt would not exceed the greater of:

  •
  10% of the consolidated net tangible assets of NorthWestern and its subsidiaries, reduced by the amount of indebtedness outstanding secured by any utility assets, and

  •
  $300.0 million.

        In addition, the lien limitations do not apply to NorthWestern's and any subsidiary's ability to do the following:

  •
  create mortgages on any property and on certain improvements and accessions on such property acquired, constructed or improved after the date of the indenture;

  •
  assume existing mortgages on any property or indebtedness of an entity which is merged with or into, or consolidated with NorthWestern and any subsidiary;

  •
  assume existing mortgages on any property or indebtedness of an entity existing at the time it becomes a subsidiary;

  •
  create mortgages to secure debt of a subsidiary to NorthWestern or to another subsidiary;

  •
  create mortgages in favor of governmental entities to secure payment under a contract or statute or mortgages to secure the financing of constructing or improving property, including mortgages for pollution control or industrial revenue bonds;

  •
  create mortgages to secure debt of NorthWestern or its subsidiaries maturing within 12 months and created in the ordinary course of business;

  •
  create mortgages to secure the cost of exploration, drilling or development of natural gas, oil or other mineral property;

  •
  to continue mortgages existing on the date of the indenture;

  •
  create mortgages to secure debt of NorthWestern or a subsidiary incurred in connection with a specifically identifiable project where the mortgage relates and is confined to a property or properties (including, without limitation, shares or other rights of ownership in entities that own such property or project) involved in such project and acquired by NorthWestern or a subsidiary after the date of the original issuance of the notes and the resources of the creditors in respect of such debt is limited to any or all of such project and property;

  •
  create mortgages secured by any utility assets; and

  •
  create mortgages to extend, renew or replace indebtedness secured by any mortgage referred to above provided that the principal amount of indebtedness secured thereby shall not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property or indebtedness which secured the mortgage so extended, renewed or replaced.

Consolidation, Merger and Sale

        NorthWestern may not merge or consolidate with any other corporation or sell all or substantially all of its assets to any entity, unless NorthWestern is the surviving corporation or the surviving entity is organized under the laws of the United States or any state thereof and assumes NorthWestern's obligations under the indenture and, after giving effect to the transaction, NorthWestern is not in default under the indenture. In addition, NorthWestern will deliver to the trustee an officer's certificate and opinion of counsel to the effect that the transaction complies with the notes. The obligations of NorthWestern under the notes shall terminate if a successor assumes NorthWestern's obligations under the indenture.

Events of Default

        "Event of Default" is defined in the indenture to mean any one of the following events:

  •
  default in the payment of any interest on any note that becomes due and payable, and continuance of such default for a period of 30 days; or

  •
  default in the payment of the principal of or any premium on any note when due; or

  •
  default in the performance, or breach, of any covenant or agreement of NorthWestern in the indenture applicable to the notes for a period of 60 days after written notice to NorthWestern by the trustee or from the holders of at least 25% of the outstanding notes; or

  •
  certain events of bankruptcy, insolvency or reorganization of NorthWestern.

        If an Event of Default involving certain events of bankruptcy, insolvency or reorganization of NorthWestern occurs and is continuing, then the principal of all the applicable notes, including accrued and unpaid interest, will automatically be due and payable after any applicable grace period. If any other type of Event of Default occurs and is continuing with respect to the notes, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the notes due and payable immediately. The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, or exercising any trust or power conferred on the trustee with respect to the notes, except for certain events of bankruptcy, insolvency or reorganization of NorthWestern for which the holders of a majority in principal amount of all securities outstanding under the indenture shall have such right. The trustee may refuse to follow directions in conflict with law or the indenture, that expose the trustee to personal liability or that are unduly prejudicial to other holders.

        A holder of the notes will only have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies if:

  •
  the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the notes;

  •
  the holders of at least 25% in principal amount of the outstanding notes, or for defaults relating to the bankruptcy or insolvency of Northwestern, the holders of at least 25% of all outstanding securities issued under the indenture, have made written request to the trustee to institute proceedings in respect of such Event of Default as trustee;

  •
  the holder or holders have offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

  •
  the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

  •
  no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority or more in principle amount of the notes, or the holders of a majority of all outstanding securities issued under the indenture in the case of defaults relating to the bankruptcy or insolvency of NorthWestern.

        These limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, on, and interest, if any, on the notes on the due respective due date expressed in the notes, which right shall not be impaired without the consent of the holder.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default under the indenture and its consequences, except a default in respect of a payment on any note or a default in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected note.

Defeasance

        The indenture provides that NorthWestern may defease and be discharged from all obligations with respect to the notes and the indenture ("defeasance") or be released from its obligations with respect to the notes and the indenture or any other covenant so that its failure to comply with these obligations will not constitute a default or an event of default ("covenant defeasance"). NorthWestern may effect a defeasance or a covenant defeasance by irrevocably depositing in trust with the trustee money, in the currency in which the notes are payable, or Government Obligations, as defined below, or a combination of money and Government Obligations, which will be sufficient to pay when due the principal of, and any premium and interest on, these notes.

        NorthWestern may not effect a defeasance or a covenant defeasance unless NorthWestern delivers to the trustee an opinion of counsel to the effect that the holders of the affected notes:

  •
  will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or the covenant defeasance and

  •
  will be subject to United States federal income tax on the same amounts, in the same manner and at the same times if defeasance or covenant defeasance had not occurred.

        In the case of defeasance, such opinion must be based upon a change in law or a ruling of the Internal Revenue Service.

        "Government Obligations" means securities that are direct obligations of the government that issued the currency in which the notes are payable, or obligations of an entity controlled or supervised by and acting as an agency or instrumentality of the government that issued the currency in which the notes are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer. Depository receipts issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of a Government Obligation held by a custodian for the account of the holder of a depository receipt also constitute "Government Obligations;" provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation.

Modification and Waiver

        The indenture provides that NorthWestern and the trustee may amend or supplement the indenture or the notes without the consent of any holder of notes:

  •
  to evidence the succession of another entity to NorthWestern and the assumption by any such successor of the covenants of NorthWestern contained in the indenture and in the notes; or

  •
  to add to the covenants of NorthWestern for the benefit of the holders of all or any series of securities outstanding under the indenture or to surrender any right or power conferred upon NorthWestern in the indenture; or

  •
  to add any additional events of default under the indenture; or

  •
  change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there is no security outstanding under the indenture; or

  •
  to secure securities outstanding under the indenture; or

  •
  to establish the form of securities to be issued under the indenture; or

  •
  to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee; or

  •
  to close the indenture with respect to the authentication and delivery of additional series of securities, or to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture or to make any other provisions with respect to matters or questions arising under the indenture; provided, that such action shall not adversely affect the interests of the holders of all securities outstanding under the indenture in any material respect.

        Except as provided above, the indenture provides that the consent of the holders of not less than a majority in principal amount of all outstanding notes is required to modify or amend the indenture which affect the notes; provided, that no such modification or amendment may, without the consent of the holder of each outstanding note, among other things:

  •
  change the stated maturity of the principal of, or any installment of interest on, any notes, or reduce the principal thereof or the rate of interest thereon, or any premium payable upon the redemption thereof, or change the redemption provisions of any note, or change the place or currency of payment of principal of, or any premium or interest on, any note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof, or, in the case of redemption, on or after the redemption date; or

  •
  reduce the percentage in principal amount of outstanding notes required for any supplemental indenture, for any waiver of compliance with certain provisions of the indenture which affect the notes or certain defaults applicable to the notes and their consequences provided for in the indenture; or

  •
  modify any of the provisions of the indenture relating to the modification or amendment of the indenture or the consent to any waiver thereunder, except to increase any such percentage or to provide that certain other provisions of the indenture which affect the notes cannot be modified or waived without the consent of the holder of each outstanding note.

        It shall not be necessary for the consent of any holder of notes to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent approves the substance thereof. After the execution by NorthWestern and the trustee of any supplemental indenture entered into with the consent of holders of the notes, NorthWestern shall give to the holders of the notes affected thereby a notice briefly describing the amendment, supplement or waiver.

Book-Entry Issuance

        NorthWestern issued and sold the original notes to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933 and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933 as "global securities." Certain other notes may be issued in certificated form. See "—Certificated Securities."

        The Depository Trust Company is acting as the depositary for the global securities. NorthWestern will issue global securities as fully registered securities registered in the name of The Depository Trust Company's nominee, Cede & Co. NorthWestern will issue one or more fully registered global securities for notes and will deposit the global securities with, or on behalf of, The Depository Trust Company.

        The Depository Trust Company has advised us as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository Trust Company holds securities that its participants deposit with it. The Depository Trust Company also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts, thereby eliminating the need for physical movement of securities certificates. The Depository Trust Company's direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. The Depository Trust Company is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to The Depository Trust Company's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a direct participant. The rules applicable to The Depository Trust Company and its participants are on file with the SEC.

        Purchases of securities under The Depository Trust Company's system must be made by or through its direct participants, which will receive a credit for such securities on The Depository Trust Company's records. The ownership interest of each actual purchaser of each security—the beneficial owner—is in turn recorded on the records of The Depository Trust Company's direct and indirect participants. Beneficial owners will not receive written confirmation from The Depository Trust Company of their purchases, but they should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they entered into the transactions. Transfers of ownership interest in the securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their securities, except in the event that use of the book-entry system for the securities is discontinued. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global security to those persons will be limited to that extent. Because The Depository Trust Company can act only on behalf of its participants, which in turn act on behalf of The Depository Trust Company's indirect participants, the ability of a person having beneficial interests in a global security to pledge those interests to persons that do not participate in The Depository Trust Company's system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

        Except as described below under the caption "—Certificated Securities," owners of interests in the global securities will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        To facilitate subsequent transfers, all global securities that are deposited with, or on behalf of, The Depository Trust Company are registered in the name of The Depository Trust Company's nominee, Cede & Co. The deposit of global securities with, or on behalf of, The Depository Trust Company and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository Trust Company has no knowledge of the actual beneficial owners of the securities; The Depository Trust Company's records reflect only the identity of its direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants of The Depository Trust Company will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by The Depository Trust Company to its direct participants, by its direct participants to indirect participants and by its direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither The Depository Trust Company nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, The Depository Trust Company will mail an omnibus proxy to NorthWestern as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants of The Depository Trust Company to whose accounts the securities are credited on the applicable record date, which are identified in a listing attached to the omnibus proxy.

        Redemption proceeds, principal payments and any premium, interest or other payments on the global securities will be made to Cede & Co., as nominee of The Depository Trust Company. The Depository Trust Company's practice is to credit direct its participants' accounts on the applicable payment date in accordance with their respective holdings shown on The Depository Trust Company's records, unless The Depository Trust Company has reason to believe that it will not receive payment on that date. Payments by The Depository Trust Company's participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants and not of The Depository Trust Company, NorthWestern or the trustee, subject to any statutory or regulatory requirements in effect at the time. Payment of redemption payments, principal and any premium, interest or other payments to The Depository Trust Company is the responsibility of NorthWestern and the applicable paying agent, disbursement of payments to direct participants of The Depository Trust Company will be the responsibility of The Depository Trust Company, and disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants of The Depository Trust Company. Neither NorthWestern, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to those beneficial interests.

        If applicable, redemption notices will be sent to Cede & Co. If less than all of the notes are being redeemed, The Depository Trust Company's practice is to determine by lot the amount of the interest of each of its direct participants in the notes to be redeemed.

        A beneficial owner electing to have its interest in a global security repaid by NorthWestern will give any required notice through its participant in The Depository Trust Company and will effect delivery of its interest by causing the direct participant of The Depository Trust Company to transfer the participant's interest in the global securities on The Depository Trust Company's records to the appropriate party. The requirement for physical delivery in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global securities are transferred on The Depository Trust Company's records.

        The Depository Trust Company may discontinue providing its services as securities depositary with respect to the global securities at any time by giving reasonable notice to NorthWestern or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the securities are required to be printed and delivered.

        NorthWestern may decide to discontinue use of the system of book-entry transfers through The Depository Trust Company, or a successor securities depositary. In that event, certificates for the securities will be printed and delivered.

        Although The Depository Trust Company and its participants are expected to follow the foregoing procedures in order to facilitate transfers of interests in global securities among The Depository Trust Company's participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither NorthWestern, the trustee nor any paying agent will have any responsibility for the performance of The Depository Trust Company or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        The notes represented by the global securities are exchangeable for certificated securities in definitive form of like tenor as such notes in denominations of $1,000 and integral multiples thereof if:

  •
  The Depository Trust Company notifies NorthWestern that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by NorthWestern within 90 days,
  •
  NorthWestern in its discretion at any time determines not to have all of the notes represented by the global securities or
  •
  an Event of Default has occurred and is continuing and the depositary so requests.

        Any note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated securities issuable in authorized denominations and registered in such names as The Depository Trust Company shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denomination to be registered in the name of The Depository Trust Company or its nominee. In addition, all such certificates will bear the legend referred to under "Transfer Restrictions" unless NorthWestern determines otherwise in accordance with applicable law and will be subject to the provisions of such legend.

        Neither NorthWestern nor the trustee shall be liable for any delay by The Depository Trust Company or any of its participants in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from The Depository Trust Company for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

Same-Day Payment

        The indenture requires that payments in respect of notes, including principal, premium, if any, and interest, be made by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

Information

        The indenture requires NorthWestern to:

  •
  file with the trustee, within 15 days after NorthWestern is required to file with the SEC, copies of the annual reports and of the information, documents and other reports, or copies of such portion of any of the foregoing as the SEC may from time to time by rules and regulations prescribe, which NorthWestern may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934; or if NorthWestern is not required to file information, documents or reports pursuant to either of such sections, then it shall file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934 in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;
  •
  file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by NorthWestern with the conditions and covenants of the indenture as may be required from time to time by such rules and regulations; and
  •
  transmit to all holders of notes within 30 days after the filing thereof with the trustee, such summaries of any information, documents and reports required to be filed by NorthWestern pursuant to the previous two bullet points as may be required by rules and regulations prescribed from time to time by the SEC.

        NorthWestern is also required to file with the trustee annually, within four months of the end of each fiscal year of NorthWestern, a certificate as to the compliance with all conditions and covenants of the indenture.

Governing Law

        The indenture and the notes are governed by the internal laws of the State of New York.

Information Concerning The Trustee

        NorthWestern and its subsidiaries maintain ordinary banking and trust relationships with JPMorgan Chase Bank and its affiliates.

        Prior to default, the trustee undertakes to perform only those duties specifically set forth in the indenture. After default, the trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of notes unless the holder offers the trustee a reasonable indemnity against the costs, expenses and liabilities that might be incurred by the trustee. The trustee is not required to expend its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a discussion of the material United States federal income and estate tax consequences of:

  •
  the exchange offer relevant to United States holders and

  •
  the ownership and disposition of the notes by United States holders and non-United States holders who acquired the original notes from the initial purchasers at their original offering price.

        Except where noted, this summary deals only with notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, hereafter referred to as the Code, and does not deal with special situations, such as those of broker-dealers, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, or persons holding the notes as part of a hedging or conversion transaction or straddle, or a constructive sale, or persons who have ceased to be United States citizens or to be taxed as resident aliens. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

        As used herein, a "United States holder" is a beneficial owner of a note that is, for United States federal income tax purposes,

  •
  a citizen or resident of the United States,

  •
  a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source,

  •
  a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

  •
  a certain type of trust in existence on August 20, 1996, which was treated as a United States person under the Code in effect immediately prior to such date and which has made a valid election to be treated as a United States person under the Code and

  •
  any person otherwise subject to United States federal income tax on a net income basis in respect of its worldwide taxable income.

        A "non-United States holder" is a beneficial owner of a note who is not a United States holder. If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding outstanding Notes, we suggest that you consult your tax advisor.

        Special rules may apply to non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them or to their shareholders.

        Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

The Exchange Offer

        Pursuant to the exchange offer, holders are entitled to exchange the original notes for new notes that will be substantially identical in all material respects to the original notes, except that the new notes will be registered with the SEC and therefore will not be subject to transfer restrictions. We believe that the exchange pursuant to the exchange offer as described above will not result in a taxable event. Accordingly,

  •
  no gain or loss will be realized by a U.S. Holder upon receipt of a new note,

  •
  the holding period of the new note will include the holding period of the original note exchanged therefor, and

  •
  the adjusted tax basis of the new note will be the same as the adjusted tax basis of the original note exchanged at the time of such exchange.

U.S. Federal Income Taxation of United States Holders

Payments of Interest on Notes

        Interest on the notes will be taxable to a United States holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States holder's regular method of accounting for tax purposes.

Sale, Exchange, Redemption or Retirement of the Notes

        Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a United States holder will generally recognize gain or loss in an amount equal to the difference between:

  •
  the amount of cash and the fair market value of other property received in exchange therefor and

  •
  the holder's adjusted tax basis in such note.

        Amounts attributable to accrued but unpaid interest on the notes will be treated as ordinary interest income. A United States holder's adjusted tax basis in a note will equal the purchase price paid by the holder for the note.

        Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a note will be capital gain or loss if held as a capital asset and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other taxable disposition, the note has been held by the United States holder as a capital asset for more than twelve months. The maximum rate of tax on long-term capital gains with respect to notes held by an individual is 20%. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        Backup withholding and information reporting requirements may apply to payments of interest on a note and to the proceeds of the sale, redemption or other disposition of a note if the holder is subject to backup withholding. We, our agent, a broker, the trustee or the paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding a backup withholding tax if a United States holder, other than an exempt recipient such as a corporation, fails to furnish its taxpayer identification number, certify that such number is correct, certify that such holder is not subject to withholding or otherwise comply with the applicable backup withholding rules. Pursuant to legislation enacted in 2001, the backup withholding rate is 30% for calendar years 2002 and 2003; 29% for calendar years 2004 and 2005 and 28% for calendar years 2006 through 2010. This legislation is scheduled to expire and the backup withholding rate will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. A United States holder will generally be eligible for an exemption from backup withholding by providing a properly completed Internal Revenue Service Form W-9 to the applicable payor. Backup withholding is not an additional tax and any amounts withheld may be credited against a holder's ultimate federal income tax liability.

U.S. Federal Income Taxation of Non-United States Holders

U.S. Federal Withholding Tax

        The payment to a non-United States holder of interest on a note generally will not be subject to United States federal withholding tax pursuant to the "portfolio interest exception," provided that

  •
  the non-United States holder does not directly, indirectly or constructively own 10% or more of the total combined voting power of all of our classes of stock,

  •
  the non-United States holder is not a controlled foreign corporation that is related to us through stock ownership within the meaning of the Code,

  •
  the non-United States holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code and

  •
  either

  •
  the beneficial owner of the note certifies to us or our paying agent, under penalties of perjury, that it is not a United States holder and provides its name and address on an Internal Revenue Service Form W-8BEN, or a suitable substitute form, or

  •
  a securities clearing organization, bank or other financial institution that holds the Notes on behalf of such non-United States holder in the ordinary course of its trade or business certifies to us or our paying agent, under penalties of perjury, that such a Form W-8BEN or W-8IMY, or suitable substitute form, has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

        Alternative methods may be applicable for satisfying the certification requirement described in the first paragraph of the last bullet point above. These methods will generally require, in the case of notes held by a foreign partnership, that the certificate described in the second bullet point above be provided by the partners in addition to the foreign partnership, and that the partnership provide certain additional information. A look through rule would apply in the case of tiered partnerships.

        If a non-United States holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such non-United States holder will be subject to a 30% withholding tax, unless the beneficial owner of the note provides us or our paying agent with a properly executed

  •
  Form W-8BEN, or successor form, claiming an exemption from or reduction in the rate of withholding under the benefit of an applicable income tax treaty or

  •
  Form W-8ECI, or successor form, stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

        In addition, the non-United States holder may under some circumstances be required to obtain a United States taxpayer identification number and make certifications to us. Prospective investors should consult their tax advisors regarding the effect, if any, of the withholding regulations.

U.S. Federal Income Tax

        Except for the possible application of United States federal withholding tax discussed above, or backup withholding tax discussed below, a non-United States holder generally will not be subject to United States federal income tax on payments of interest and principal on the notes, or on any gain realized upon the sale, exchange, redemption or retirement of a note, provided

  •
  such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the non-United States holder to United States taxation on a net income basis, the gain is not attributable to a permanent establishment maintained in the United States, and

  •
  in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more in the taxable year of disposition and other conditions are met.

        If a non-United States holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, such non-United States holder will be subject to United States federal income tax on such interest in the same manner as if it were a United States holder. In addition, if such non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (which may include both any interest on a note and any gain on a disposition of a note), subject to adjustment, for that taxable year unless it qualifies for a lower rate under an applicable income tax treaty.

U.S. Federal Estate Tax

        Subject to applicable estate tax treaty provisions, notes held by an individual non-United States holder at the time of his or her death will generally not be subject to United States federal estate tax if the interest on the notes qualifies for the portfolio interest exemption from United States federal income tax under the rules described above, and payments with respect to such notes would not have been effectively connected with the conduct of a trade or business in the United States by a nonresident decedent.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-United States holder any interest that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty, or interest that is exempt from United States withholding tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities of the country in which the non-United States holder resides.

        Non-United States holders may be subject to backup withholding and additional information reporting requirements. However, backup withholding and additional information reporting requirements do not generally apply to payments of portfolio interest made by us or a paying agent to non-United States holders if the certification described above under "U.S. Federal Withholding Tax" is received. If the foreign office of a foreign broker, as defined in the applicable Treasury regulations, pays the proceeds of a sale, redemption or other disposition of a note to the seller thereof outside the United States, backup withholding and additional information reporting requirements will generally not apply. However, additional information reporting requirements, but not backup withholding, will generally apply to a payment by a foreign office of a broker that is a United States person or a "United States related person," unless the broker has documentary evidence in its records that the holder is a non-United States holder and other conditions are met or the holder otherwise establishes an exemption. For this purpose, a "United States related person" is:

  •
  a foreign person that derives 50% or more of its gross income from all sources in specified periods from activities that are effectively connected with the conduct of a trade or business in the United States,

  •
  a "controlled foreign corporation," which is a foreign corporation controlled by those United States shareholders who own or are considered as owning 10 percent or more of the total combined voting power of such foreign corporation, or

  •
  a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in the regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or if at any time during its taxable year such foreign partnership is engaged in a trade or business in the United States.

        Payment by a United States office of any United States or foreign broker is generally subject to both backup withholding and additional information reporting unless the holder certifies under penalties of perjury that it is a non-United States holder or otherwise establishes an exemption.

        Pursuant to legislation enacted in 2001, the backup withholding rate is 30% for calendar years 2002 and 2003; 29% for calendar years 2004 and 2005 and 28% for calendar years 2006 through 2010. This legislation is scheduled to expire and the backup withholding rate will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. Backup withholding is not an additional tax and any amounts withheld may be credited against a non-United States holder's ultimate United States federal income tax liability.

PLAN OF DISTRIBUTION

        If you wish to exchange your original notes in the exchange offer, you will be required to make representations to us as described in "The Exchange Offer—Exchange Offer Procedures" in this prospectus and in the letters of transmittal. In addition, each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letters of transmittal state that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

        A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letters of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the original notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

        The legality of the new notes offered in this prospectus and other matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

        The consolidated financial statements of NorthWestern Corporation as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus, have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their reports with respect thereto. After reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the inclusion of their report in this prospectus and we have dispensed with the requirement to file their consent in reliance upon Rule 473a of the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in such consolidated financial statements or any omissions to state a material fact required to be stated therein. See "Risk Factors—You are unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen and we may incur material expenses or delays in financings or SEC filings because we changed auditors."

        The combined financial statements of NorthWestern Energy LLC as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K of NorthWestern Energy LLC for the year ended December 31, 2001 incorporated by reference to our Current Report on Form 8-K, dated and filed with the SEC on August 16, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 (SEC File No. 333-86888). This prospectus, which forms part of this registration statement, does not contain all the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and exhibits.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information concerning NorthWestern can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        We maintain an internet site at http://www.northwestern.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

        Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number and within the time periods specified in "Incorporation by Reference."

        We are "incorporating by reference" important business, financial and other information about us into this prospectus. This means that we are disclosing important information to you by referring you to another document filed separately with the SEC that is not delivered with this prospectus. The information incorporated by reference into this prospectus is considered to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference the following documents filed by us (SEC File No. 1-10499) and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the date that this exchange offer terminates:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2001;

  •
  our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June 30, 2002; and

  •
  our Current Reports on Form 8-K filed with the SEC on January 22, 2002, January 28, 2002, January 29, 2002, January 31, 2002, February 7, 2002, March 1, 2002, March 4, 2002 (excluding the information contained or incorporated by reference in Item 9 thereto), April 15, 2002, May 1, 2002, May 22, 2002, August 2, 2002, August 8, 2002, August 14, 2002 and August 16, 2002.

        You may request a copy of the information we incorporate by reference into this prospectus at no cost, by writing or telephoning us at the following address and telephone number:

Alan D. Dietrich
Vice President—Legal Administration and Corporate Secretary
NorthWestern Corporation
125 S. Dakota Avenue, Suite 1100
Sioux Falls, South Dakota 57104
(605) 978-2908

        To obtain timely delivery of any information requested from us, you must request this information no later than October 11, 2002, or five business days before this exchange offer expires.

        This report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP. Pursuant to SEC Release No. 33-8070 and Rule 437a under the Securities Act of 1933, as amended, NorthWestern Corporation has not received written consent, after reasonable effort, to the inclusion of this report in this prospectus. Because Arthur Andersen LLP has not consented to the inclusion of this report in this prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of a material fact contained in the consolidated financial statements of NorthWestern Corporation audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of NorthWestern Corporation:

        We have audited the accompanying consolidated balance sheets of NORTHWESTERN CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthWestern Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, NorthWestern Corporation adopted the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective July 1, 2000.

        As discussed in Note 4, the consolidated financial statements have been revised to reflect the Corporation's interest in CornerStone Propane Partners, LP as a discontinued operation.

/s/ ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
May 16, 2002

NORTHWESTERN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31
	2001	2000	1999
	(in thousands except per share amounts)

OPERATING REVENUES	$1,723,978	$1,709,474	$757,940
COST OF SALES	1,069,356	1,100,484	429,051

GROSS MARGIN	654,622	608,990	328,889

OPERATING EXPENSES
Selling, general and administrative	642,379	536,437	250,858
Depreciation	41,036	32,762	23,015
Amortization of goodwill and other intangibles	43,161	35,481	11,485
Restructuring charge	24,916	—	—

	751,492	604,681	285,358

INCOME (LOSS) FROM CONTINUING OPERATIONS	(96,870)	4,310	43,531
Interest Expense	(49,248)	(37,982)	(20,978)
Investment Income and Other	8,023	8,981	9,800

Income (Loss) From Continuing Operations Before Income Taxes and Minority Interests	(138,095)	(24,691)	32,353
Benefit (Provision) for Income Taxes	42,470	6,467	(13,145)

Income (Loss) From Continuing Operations Before Minority Interests	(95,625)	(18,224)	19,208
Minority Interests in Net Loss of Consolidated Subsidiaries	141,448	67,820	24,788

Income From Continuing Operations	45,823	49,596	43,996
Discontinued Operations, Net of Taxes and Minority Interests	(1,291)	(43)	667

Net Income	44,532	49,553	44,663
Minority Interests on Preferred Securities of Subsidiary Trusts	(6,827)	(6,601)	(6,601)
Dividends on Preferred Stock	(191)	(191)	(191)

Earnings on Common Stock	$37,514	$42,761	$37,871

Average Common Shares Outstanding	24,390	23,141	23,094
Basic Earnings per Average Common Share:
Continuing operations	$1.59	$1.85	$1.61
Discontinued operations	(.05)	—	.03

Basic	$1.54	$1.85	$1.64

Diluted Earnings per Average Common Share:
Continuing operations	$1.58	$1.83	$1.59
Discontinued operations	(.05)	—	.03

Diluted	$1.53	$1.83	$1.62

Dividends Declared per Average Common Share	$1.21	$1.13	$1.05

See Notes to Consolidated Financial Statements

NORTHWESTERN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31
	2001	2000	1999
	(in thousands)
Operating Activities:
Net Income	$44,532	$49,553	$44,663
Items not affecting cash:
Depreciation	41,036	32,762	23,015
Amortization	43,161	35,481	11,485
Deferred income taxes	(33,661)	1,877	(10,913)
Minority interests in net losses of consolidated subsidiaries	(141,448)	(67,821)	(24,788)
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	20,325	(142,328)	(1,887)
Inventories	(15,989)	(15,293)	(26,507)
Other current assets	(19,046)	(7,294)	38,422
Accounts payable	50,965	138,247	8,284
Accrued expenses	63,535	96,812	(29,990)
Change in net assets of discontinued operations	32,318	(69,994)	7,510
Other, net	(172)	(17,269)	30,919

Cash flows provided by operating activities	85,556	34,734	70,213

Investment Activities:
Property, plant, and equipment additions	(34,959)	(28,988)	(24,864)
Sale of noncurrent investments and assets, net	(433)	2,873	37,524
Acquisitions and growth expenditures	(147,665)	(137,736)	(141,833)

Cash flows used in investing activities	(183,057)	(163,851)	(129,173)

Financing Activities:
Dividends on common and preferred stock	(29,956)	(26,312)	(24,447)
Minority interest on preferred securities of subsidiary trusts	(6,827)	(6,601)	(6,601)
Proceeds from issuance of common stock and common units	74,868	—	—
Proceeds from exercise of warrants	—	182	1,657
Issuance of long term debt	—	149,625	—
Repayment of long-term debt	(5,000)	(5,000)	(5,000)
Line of credit borrowings, net	16,931	53,300	58,000
Issuance of preferred securities of subsidiary trusts	96,833	—	—
Subsidiary repurchase of minority interests	(57,768)	(20,773)	(7,669)
Line of credit (repayments) borrowings of subsidiaries, net	(35,528)	21,670	28,010
Issuance of nonrecourse subsidiary debt	2,884	16,377	110
Repayment of nonrecourse subsidiary debt	(18,766)	(6,816)	(2,025)
Short-term borrowings of subsidiaries, net	53,603	(14,700)	14,700
Commercial paper (repayments) borrowings, net	—	(11,000)	11,000

Cash flows provided by financing activities	91,274	149,952	67,735

Increase (Decrease) in Cash and Cash Equivalents	(6,227)	20,835	8,775
Cash and Cash Equivalents, beginning of period	43,385	22,550	13,775

Cash and Cash Equivalents, end of period	$37,158	$43,385	$22,550

See Notes to Consolidated Financial Statements

NORTHWESTERN CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$37,158	$43,385
Accounts receivable, net	260,486	277,235
Inventories	79,719	63,465
Other	69,486	50,764
Current assets of discontinued operations	181,697	566,142

Total current assets	628,546	1,000,991

Property, Plant, and Equipment, Net	496,241	359,506
Goodwill and Other Intangible Assets, Net	640,590	669,511
Other:
Investments	62,959	63,472
Deferred tax asset	17,374	—
Other assets	93,828	73,923
Noncurrent assets of discontinued operations	695,197	730,667

Total assets	$2,634,735	$2,898,070

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$155,000	$5,000
Current maturities of long-term debt of subsidiaries- nonrecourse	22,817	44,207
Short-term debt of subsidiaries — nonrecourse	178,628	—
Accounts payable	122,266	193,151
Accrued expenses	216,345	168,449
Current liabilities of discontinued operations	230,070	549,870

Total current liabilities	925,126	960,677

Long-term Debt	373,350	507,650
Long-term Debt of Subsidiaries — nonrecourse	37,999	76,058
Deferred Income Taxes	—	17,408
Other Noncurrent Liabilities	75,040	59,524
Noncurrent Liabilities and Minority Interests of Discontinued Operations	605,325	673,122

Total liabilities	2,016,840	2,294,439

Commitments and Contingencies (Notes 2, 7, 8, 15)
Minority Interests	30,067	192,832
Preferred Stock, Preference Stock, and Preferred Securities:
Preferred stock — 4 1/2% series	2,600	2,600
Redeemable preferred stock — 6 1/2% series	1,150	1,150
Preference stock	—	—
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	187,500	87,500

Total preferred stock, preference stock and preferred securities	191,250	91,250

Shareholders' Equity:
Common stock, par value $1.75; authorized 50,000,000 shares; issued and outstanding 27,396,762 and 23,411,333	47,942	40,968
Paid-in capital	240,797	165,932
Treasury stock, 155,943 shares at cost	(3,681)	—
Retained earnings	112,307	111,355
Accumulated other comprehensive income (loss)	(787)	1,294

Total shareholders' equity	396,578	319,549

Total liabilities and shareholders' equity	$2,634,735	$2,898,070

See Notes to Consolidated Financial Statements

NORTHWESTERN CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Number of Common Shares	Number of Treasury Shares	Common Stock	Paid in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	(in thousands)
Balance at December 31, 1998	23,017	—	$40,279	$158,530	$—	$81,100	$2,225	$282,134
Comprehensive Income:
Net income	—	—	—	—	—	44,663	—	44,663
Other comprehensive income (loss), net of tax:
Unrealized gain on marketable securities net of reclassification adjustment	—	—	—	—	—	—	2,965	2,965
Exercise of warrants	92	—	159	1,498	—	—	—	1,657
Distributions on minority interests in preferred securities of subsidiary trusts	—	—	—	—	—	(6,601)	—	(6,601)
Dividends on preferred stock	—	—	—	—	—	(191)	—	(191)
Dividends on common stock	—	—	—	—	—	(24,256)	—	(24,256)

Balance at December 31, 1999	23,109	—	40,438	160,028	—	94,715	5,190	300,371
Comprehensive Income:
Net income	—	—	—	—	—	49,553	—	49,553
Other comprehensive income (loss), net of tax:
Unrealized loss on marketable securities net of reclassification adjustment	—	—	—	—	—	—	(3,896)	(3,896)
Issuances of common stock	292	—	512	5,740	—	—	—	6,252
Proceeds from exercise of warrants	10	—	18	164	—	—	—	182
Distributions on minority interests in preferred securities of subsidiary trusts	—	—	—	—	—	(6,601)	—	(6,601)
Dividends on preferred stock	—	—	—	—	—	(191)	—	(191)
Dividends on common stock	—	—	—	—	—	(26,121)	—	(26,121)

Balance at December 31, 2000	23,411	—	40,968	165,932	—	111,355	1,294	319,549
Comprehensive Income:
Net income	—	—	—	—	—	44,532	—	44,532
Other comprehensive income (loss), net of tax:
Unrealized loss on marketable securities net of reclassification adjustment	—	—	—	—	—	—	(2,081)	(2,081)
Issuances of common stock	3,714	—	6,498	68,370	—	—	—	74,868
Cashless exercise of warrants	272	—	476	6,321	—	(6,797)	—
Amortization of unearned restricted stock compensation	—	—	—	174	—	—	—	174
Purchases of treasury stock	—	156	—	—	(3,681)	—	—	(3,681)
Distributions on minority interests in preferred securities of subsidiary trusts	—	—	—	—	—	(6,827)	—	(6,827)
Dividends on preferred stock	—	—	—	—	—	(191)	—	(191)
Dividends on common stock	—	—	—	—	—	(29,765)	—	(29,765)

Balance at December 31, 2001	27,397	156	$47,942	$240,797	$(3,681)	$112,307	$(787)	$396,578

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Significant Accounting Policies

Nature of Operations

        NorthWestern Corporation ("Corporation") is a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilating, plumbing and related services and solutions to residential and business customers throughout North America. A division of the Corporation is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas to customers located in the upper Midwest region of the United States. The Corporation has investments in Expanets, Inc. ("Expanets"), a national provider of integrated communications, data solutions and network services to business customers; Blue Dot Services Inc. ("Blue Dot"), a national provider of heating, ventilating, air conditioning, plumbing and related services ("HVAC") and CornerStone Propane Partners, L.P. ("CornerStone"), a publicly traded Delaware master limited partnership, formed to engage in the retail propane and wholesale energy-related commodities distribution business throughout North America. CornerStone has announced it has retained Credit Suisse First Boston Corporation to pursue the possible sale or merger of CornerStone.

Basis of Consolidation

        The accompanying consolidated financial statements include the accounts of the Corporation and all wholly and majority-owned or controlled subsidiaries. The financial statements of Expanets, Blue Dot and CornerStone are included in the accompanying consolidated financial statements by virtue of the voting and control rights, and therefore included in referencing to "subsidiaries." (see Note 2, Business Combinations and Acquisitions. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The operations of CornerStone and the Corporation's interest in CornerStone have been reflected in the consolidated financial statements as Discontinued Operations (see Note 4 for further discussion).

Minority Interests in Consolidated Subsidiaries

        Many of our acquisitions at Expanets and Blue Dot have involved the issuance of common stock in those subsidiaries to the sellers of the acquired businesses. Our investments in Expanets and Blue Dot are principally in the form of senior preferred stock with voting control and a liquidation preference over the common stock. We are required to consolidate the financial results of Expanets and Blue Dot because of our voting control. The common stock issued to third parties in connection with acquisitions creates minority interests which are junior to our preferred stock interests and against which operating losses have been allocated.

        The income or loss allocable to minority interests will vary depending on the underlying profitability of the consolidated subsidiaries. Losses allocable to minority interests, which include the effect of dividends on the outstanding preferred stock owned by the Corporation and applicable allocations from the Corporation (see Related Party Transactions), are charged to minority interests. Losses are allocated to minority interests to the extent they do not exceed the minority interest in the equity capital of the subsidiary, after giving effect for any exchange agreements (see Note 2, Business Combinations and Acquisitions). Losses in excess of the minority interests are allocated to the Corporation.

        Losses allocated to Minority Interests were $141.4 million, $67.8 million, and $24.8 million for the fiscal years ended December 31, 2001, 2000, and 1999, respectively. Minority Interests balances were $30.1 million and $192.8 million at December 31, 2001 and 2000, respectively. The Corporation will recognize future losses of the subsidiaries to the extent these losses exceed the Minority Interest balance after the effect of exchange agreements, totaling $18.4 million as of December 31, 2001. Accordingly, based on the capital structures of Expanets and Blue Dot at December 31, 2001, losses in excess of $11.1 million at Expanets and all losses at Blue Dot will be allocated to the Corporation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

        The Corporation considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable, Net

        Accounts receivable are net of $11.4 million and $8.3 million of allowances for uncollectible accounts at December 31, 2001 and 2000.

Inventories

        Natural gas inventories for the regulated energy business are stated at lower of cost or market, using the first-in, first-out ("FIFO") method. Materials and supplies for the regulated energy business are stated at the lower of cost or market, with cost determined using the average cost method. Inventories for Expanets consist of voice and data equipment, parts and supplies held for use in the ordinary course of business and are stated at the lower of cost (weighted average) or market. Inventories for Blue Dot consist of air conditioning units and parts and supplies held for use in the ordinary course of business and are stated at the lower of cost or market using the FIFO method.

Investments

        The Corporation classifies its investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 115 states that certain investments in debt and equity securities be reported at fair value. Investments consist primarily of short-maturity, fixed-income securities and corporate preferred and common stocks. In addition, the Corporation has investments in privately held entities and ventures and various money market and tax-exempt investment programs.

        The Corporation's available-for-sale securities are classified under the provisions of SFAS 115 as follows:

	Fair Value	Cost	Unrealized Gain (Loss)
	(in thousands)
December 31, 2001
Preferred stocks	$31,460	$32,660	$(1,200)
Marketable securities	31,499	31,508	(9)
December 31, 2000
Preferred stocks	$36,507	$41,110	$(4,603)
Marketable securities	26,965	21,667	5,298

        The combined unrealized gain (loss), net of tax, at December 31, 2001 and 2000, was ($.8 million) and $.5 million.

        The Corporation uses the specific identification method for determining the cost basis of its investments in available-for-sale securities. Realized gains and losses on its available-for-sale securities were $2.3 million, $3.2 million, and $.6 million in 2001, 2000 and 1999.

Derivative Financial Instruments

        The Corporation manages risk using derivative financial instruments for changes in natural gas supply prices, liquefied petroleum prices and interest rate fluctuations.

        The Corporation uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas inventories and contracts. Increases or decreases in contract values are reported as gains and losses in the Corporation's Consolidated Statements of Income.

        The fair value of fixed-price commodity contracts were estimated based on market prices of natural gas covered by the contracts. The net differential between the prices in each contract and market prices for future periods has been applied to the volumes stipulated in each contract to arrive at an estimated future value. Total contracts of $4.0 million at December 31, 2001 existed with estimated future liabilities of $4.0 million.

        The Corporation has entered into an interest rate swap agreement to fix the interest rate on $55.0 million of its term loan obligations of Montana Megawatts I (a wholly-owned subsidiary of the Corporation) at an average rate of 2.83% per annum. The agreement expires December 31, 2002. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Cash flows from the interest rate swap agreement are classified in cash flows from operations.

        The Corporation is exposed to credit loss in the event of nonperformance by counter parties. The Corporation minimizes its credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost less depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property, which range from three to 40 years. The Corporation includes in property, plant and equipment external and incremental internal costs associated with computer software developed for use in the businesses. Capitalization begins when the preliminary design stage of the project is completed. These costs are amortized on a straight-line basis over the project's estimated useful life once the installed software is ready for its intended use. During 2001, 2000 and 1999, the Corporation capitalized costs for internally developed software of $60.7 million, $1.8 million and $10.3 million. Internal costs capitalized for other property, plant and equipment were $16.2 million, $8.3 million and $7.4 million.

        Depreciation rates include a provision for the Corporation's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other noncurrent liabilities.

        When property for the communications or HVAC or propane interests are retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is reflected in operations. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and natural gas utility property. Maintenance and repairs are expensed as incurred, while replacements and betterments that extend estimated useful lives are capitalized.

        Construction work in process is composed principally of costs incurred to date on the construction of a 240-megawatt natural gas-fired generation project currently under construction in Great Falls, MT. The remaining costs are for various projects underway in the regulated energy segment.

        Property, plant and equipment at December 31 consisted of the following:

	2001	2000
	(in thousands)
Land and improvements	$3,159	$3,141
Building and improvements	57,709	59,454
Storage, distribution, transmission and generation	381,910	371,135
Construction work in process	70,025	13,342
Other equipment	249,457	134,238

	762,260	581,310
Less accumulated depreciation	(266,019)	(221,804)

	$496,241	$359,506

Goodwill and Other Intangibles

        Goodwill and other intangibles consist of the following at December 31:

	2001	2000
	(in thousands)
Goodwill	$437,292	$412,321
Noncompete agreements	—	1,001
Other intangibles	296,269	307,118

	733,561	720,440
Less accumulated amortization	(92,971)	(50,929)

	$640,590	$669,511

        The excess of the cost of businesses acquired over the fair value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill. Other intangibles primarily consist of dealer agreements, maintenance contracts and assembled work force costs. Intangibles and goodwill are being amortized over the estimated periods benefited, which range from three to 40 years. Financing costs are amortized over the term of the applicable debt.

        The Corporation's policy is to review property, goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as measured by the comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. If such review indicates that the carrying amount is not recoverable, the Corporation's policy is to reduce the carrying amount of these assets to fair value.

Insurance Subsidiary

        Risk Partners, Inc. is a wholly owned non-United States insurance subsidiary established in 2001 to insure worker's compensation, general liability and automobile liability risks. At December 31, 2001, Expanets and CornerStone were insured through Risk Partners, Inc. Reserve requirements are established based on actuarial projections of ultimate losses. Any losses estimated to be paid within one year from the balance sheet date are classified as accrued expenses, while losses expected to be payable in later periods are included in other long-term liabilities. Risk Partners, Inc. has purchased reinsurance policies through a third-party reinsurance company to transfer a portion of the insurance risk.

Revenue Recognition

        Electric and natural gas utility revenues are based on billings rendered to customers. Customers are billed monthly on a cycle basis. Communications and HVAC revenue is recognized as services are performed and products are shipped with the exception of maintenance, construction, and installation contracts. Maintenance contract revenues are recognized over the life of the respective contracts.

        Construction and installation contract revenue is recognized on the percentage-of-completion method, under which the amount of contract revenue recognizable at any given time during a contract is determined by multiplying the total estimated contract costs incurred at any given time to total estimated contract costs. Accordingly, contract revenues recognized in the statement of operations can and usually do differ from the amounts that can be billed or invoiced to the customer at any given point during the contract.

        Changes in contract performance, conditions, estimated profitability, and final contract settlements may result in revisions to estimated costs and, therefore, revenues. Such revisions are frequently based on estimates and subjective assessments. The effects of theses revisions are recognized in the period in which the revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on the contract, the full amount of the estimated ultimate loss is recognized in the period such conclusion is reached, regardless of what stage of completion the contract has reached. Depending on the size of a particular contract, variations from estimated project costs could have significant impact on operating results.

Income Taxes

        Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, the difference in the recognition of revenues for book and tax purposes, certain natural gas costs, which are deferred for book purposes but expensed currently for tax purposes and net operating loss carryforwards.

        For book purposes, deferred investment tax credits are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

Regulatory Assets and Liabilities

        The regulated operations of the Corporation are subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulations. Regulatory assets represent probable future revenue associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

        If all or a separable portion of the Corporation's operations becomes no longer subject to the provisions of SFAS No. 71, an evaluation of future recovery of the related regulatory assets and liabilities would be necessary. In addition, the Corporation would determine any impairment to the carrying costs of deregulated plant and inventory assets.

New Accounting Standards

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Corporation adopted the provisions of SFAS No. 133, as amended, effective July 1, 2000, consistent with the timing of CornerStone's adoption of SFAS No. 133. The initial adoption of SFAS No. 133 at CornerStone resulted in a charge of $5.3 million and is reflected in the consolidated statements of income within the Discontinued Operations line item net of taxes of $.5 million and net of minority interest of $3.8 million. Propane related and natural gas commodity pricing gains relating to the change in derivatives' fair value since the date of adoption total $.2 million and $.3 million for the years ended December 31, 2001 and 2000.

        In evaluating the requirements of Staff Accounting Bulletin No. 101, an adjustment for certain activities of CornerStone was required. Certain natural gas and crude oil activities were recorded on a one-month-lag basis as sufficient information was not available to recognize current month activity. In connection with the implementation of improved information systems and because of the increase in these activities, CornerStone began to recognize such activities in the month in which they occurred, beginning with the quarter ended December 31, 2000. Accordingly, additional revenue and accounts receivable of $321.1 million, cost of sales and accounts payable of $319.3 million and gross margin of $1.8 million were recorded in the fourth quarter of 2000.

        SFAS No. 141, Business Combinations, issued in June 2001, requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, it requires that all identifiable intangible assets be separately recognized and the purchase price allocated accordingly, which will result in the recognition, in some instances, of substantially more categories of intangibles.

        SFAS No. 142, Goodwill and Other Intangible Assets, was also issued in June 2001 and eliminates amortization of goodwill and allows amortization of other intangibles only if the assets have a finite, determinable life. At adoption, and at least annually thereafter, companies must also perform an impairment analysis of intangible assets at the reporting unit level, to determine whether the carrying value exceeds the fair value of the assets. In instances where the carrying value is less than the fair value of the asset, an impairment loss must be recognized. Subsequent reversal of a previously recognized impairment loss is prohibited. SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001, with early application permitted in some instances for entities with fiscal years beginning after March 15, 2001. CornerStone adopted the provisions of SFAS No. 142 effective July 1, 2001 and the initial impairment assessment is that there is no impairment associated with adoption. CornerStone's amortization expense for the six-month period ended December 31, 2001 was reduced by approximately $4.0 million, but the effect of this reduction and all other impacts of CornerStone's adoption of SFAS No. 142 have been fully reversed in the Corporation's financial statements since the Corporation will adopt SFAS No. 142 effective January 1, 2002. The Corporation is currently in the process of evaluating the impact of SFAS No. 142 on all reporting units. Amortization of goodwill totaled $11.3 million, $9.8 million and $7.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, excluding CornerStone.

        The following table presents a reconciliation of net income and earnings per share adjusted for the exclusion of goodwill amortization, net of taxes and minority interests:

	2001	2000	1999
Reported earnings on common stock	$37,514	$42,761	$37,871
Add: Goodwill amortization, net of taxes and minority interests	8,619	6,271	20

Adjusted net income	$46,133	$49,032	$37,891

Basic earnings per share	$1.54	$1.85	$1.64
Add: Goodwill amortization, net of taxes and minority interests	0.35	0.27	—

Adjusted basic earnings per share	$1.89	$2.12	$1.64

Diluted earnings per share	$1.53	$1.83	$1.62
Add: Goodwill amortization, net of taxes and minority interests	0.36	0.27	—

Adjusted diluted earnings per share	$1.89	$2.10	$1.62

        SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in August 2001 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and the impact on the Corporation's results of operations and financial position is currently under review by management.

        SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in October 2001 and establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and management is currently evaluating the impact of the Statement on the Corporation's results of operations and financial position.

Related Party Transactions

        The Corporation provides certain services to its subsidiaries, including insurance, administrative support for employee benefits, transaction structuring, financial analysis and information technology. These services are provided under arrangements that include reimbursements for certain costs (primarily salaries) under terms that approximately reflect the Corporation's actual costs. These fees were $15.2 million and $11.5 million in 2001 and 2000 with no fees charged in 1999.

        The Chief Executive Officer for Qwest Cyber.Solutions ("QCS") was also a director of the Corporation in 2001. During that year, Expanets entered into an agreement with QCS, following a competitive bidding process, in which QCS was the lowest qualifying bidder, to provide application hosting services, consisting of computer servers and related support services. The five-year agreement is currently valued at approximately $52.7 million for services to be provided throughout the agreement term. In order to accept a position as Chief Executive Officer of NorthWestern Communications Group, our newly formed subsidiary, the director resigned from his position at QCS and from his position on the Corporation's board in 2002.

Reclassifications

        Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation. Such reclassifications had no impact on net income or shareholders' equity as previously reported.

Supplemental Cash Flow Information

	2001	2000	1999
	(in thousands)
Cash paid for
Income taxes	$7,297	$7,306	$24,020
Interest	55,648	39,937	20,649
Noncash transactions for
Exchange of warrants for common stock	6,797	—	—
Issuance of restricted stock	760	—	—
Issuance of common stock for acquisitions and repurchases of subsidiary stock	—	6,252	—
Assets acquired in exchange for current liabilities and debt	21,712	65,118	338
Subsidiary stock issued to third parties for acquisitions, debt, earn-outs and notes receivable	28,738	176,252	41,852
Inventory purchased using short-term debt	125,000	—	—

2.    Business Combinations and Acquisitions

Expanets

        On March 31, 2000, Expanets acquired a portion of Lucent Technologies' Growing and Emerging Markets division. As part of the purchase, Lucent received $145.0 million in junior convertible preferred stock in Expanets, which is subordinated to the Corporation's preferred stock investment and is pari passu with Expanets common stock. The purchase price also included $64.0 million in cash, a $15.0 million convertible note and a $35.0 million nonrecourse subordinated note. As of December 31, 2001, the $15.0 million convertible note had been converted to Expanets junior convertible Series D preferred stock.

        At December 31, 2001, Expanets had 152 operational centers located across the United States. The Corporation's investment in Expanets at December 31, 2001, consisted of $313.6 million of 12% coupon convertible and nonconvertible mandatorily redeemable Preferred Stock and $0.5 million of convertible Class B Common Stock. As of December 31, 2001, the Corporation's Class B Common Stock of Expanets was convertible into 40% of the originally issued Class A Common Stock equivalents of Expanets, which comprise all of the shares of Class A Common Stock ever issued, plus the shares of Class A Common Stock issuable upon the conversion of the other Common Stock of Expanets and the Preferred Stock of Expanets held by Avaya. In addition, two of the series of our Preferred Stock of Expanets are convertible into shares of Class A Common Stock from time to time at our option and are redeemable at our option prior to an initial public offering or sale of Expanets and two other of the series of our Preferred Stock of Expanets are mandatorily redeemable upon an initial public offering or sale of Expanets. All of the other outstanding Preferred and Common Stock of Expanets held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering or sale of Expanets. The aggregate percentage of Class A Common Stock of Expanets into which our holdings of Common and Preferred Stock is convertible is approximately 50% of the Class A Common Stock of Expanets on a fully-diluted basis, assuming the conversion of all other outstanding convertible securities of Expanets, other than employee options, based on the originally issued value of the Class A Common Stock of Expanets. The Corporation controlled approximately 99.2% of the total voting power of Expanets' issued and outstanding capital stock as of December 31, 2001.

Blue Dot

        At December 31, 2001, Blue Dot had acquired 91 companies in 29 states. The Corporation's investment in Blue Dot at December 31, 2001, consisted of $329.4 million of 11% coupon Preferred Stock and $0.5 million of convertible Class B Common Stock. As of December 31, 2001, the Corporation's Class B Common Stock of Blue Dot was convertible into approximately 40% of the originally issued Class A Common Stock equivalents of Blue Dot, which comprise all of the shares of Class A Common Stock ever issued, plus the shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock of Blue Dot. The series of our Preferred Stock of Blue Dot is mandatorily redeemable upon an initial public offering of Blue Dot. The other outstanding series of Preferred Stock of Blue Dot held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering of Blue Dot and Blue Dot has entered into agreements with the holders of the other outstanding class of Common Stock of Blue Dot for the conversion of such Common Stock into Class A Common Stock upon an initial public offering. The aggregate percentage of Class A Common Stock of Blue Dot into which our holdings of Blue Dot Common Stock is convertible is approximately 36% of the Class A Common Stock of Blue Dot on a fully-diluted basis assuming the conversion of all other outstanding convertible securities of Blue Dot, based on the originally issued value of the Class A Common Stock of Blue Dot. The Corporation controlled approximately 96.7% of the total voting power of Blue Dot's issued and outstanding capital stock as of December 31, 2001.

Cornerstone

        At December 31, 2001, CornerStone's capital consisted of 17,293,340 Common Units, 6,597,619 Subordinated Units representing limited partner interests, a 2% aggregate general partner interest and approximately 676,000 warrants to purchase Common Units. At December 31, 2001, the Corporation's wholly and majority-owned subsidiaries owned all 6,597,619 Subordinated Units, 379,438 Common Units, all outstanding warrants and the entire general partner interest in CornerStone, for a combined approximate 30% effective interest. See Note 4 for further discussion.

The Montana Power Company

        On October 2, 2000, the Corporation announced it had entered into a definitive agreement to acquire The Montana Power Company's energy distribution and transmission business.

        On February 15, 2002, the Corporation completed the acquisition for $602.0 million in cash and the assumption of $488.0 million in existing Montana Power Company debt and preferred stock, net of cash received. As a result of the acquisition, the Corporation will be the provider of natural gas and electricity to more than 590,000 customers in Montana, South Dakota and Nebraska and the capacity to provide service to wider regions of the country. See Note 18 for further discussion of this transaction.

Other

        Acquisitions made by Expanets and Blue Dot generally utilize a combination of cash and stock (of Expanets or Blue Dot). In connection with certain acquisitions of Expanets and Blue Dot, the sellers can elect to exchange the stock of Expanets or Blue Dot for cash at a predetermined exchange rate. Alternatively, Blue Dot, in certain circumstances, may, at its election, purchase the stock directly from the seller at the same predetermined exchange rate using their choice of cash or common stock of the

Corporation. During 2001, Expanets exchanged $20.3 million in cash for Expanets stock issued in prior acquisitions and Blue Dot exchanged $37.5 million in cash. As of December 31, 2001, exchange agreements totaling $6.0 million for Expanets and $12.4 million for Blue Dot remained outstanding and are included in Minority Interests.

        The acquisitions made by Expanets and Blue Dot have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. The assets acquired and liabilities assumed in the current year acquisitions have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Corporation does not believe the final allocation of purchase price will be materially different from preliminary allocations. Any changes to the preliminary estimates will be reflected as an adjustment to goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. The accompanying unaudited consolidated pro forma results of operations for the years ended December 31, 2001 and 2000 give effect to the acquisitions as if such transactions had occurred at the beginning of the period:

	Unaudited
	2001	2000
	(in thousands except per share amounts)
Revenues	$1,755,921	$1,792,851
Net income	46,810	53,619
Diluted earnings per share	1.63	2.01

        Liabilities for costs associated with the shutdown and consolidation of certain acquired facilities and severance costs at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Facility closing and other costs	$2,856	$5,830
Severance	195	1,750

	$3,051	$7,580

3.    Restructuring Charge

        The restructuring charge of $24.9 million recognized in the fourth quarter of 2001 relates to the Corporation's Operational Excellence Initiative which is targeting selling, general and administrative cost reductions of approximately $150 million. The Board of Directors approved this initiative in November 2001.

        The following components of the restructuring charge to expense for the year ended December 31, 2001 were as follows:

(in thousands)
Employee termination benefits	$16,643
Facility closure costs	4,745
Other	3,528

$24,916

        The employee-related termination benefits include severance costs for 474 employees. Facility closure costs include lease payments for remaining lease terms of unused facilities after closure as well as any early exit costs that the Corporation is contractually liable for. Restructuring expenses of $5.6 million had been paid as of December 31, 2001. The remaining balance of $19.3 million is part of Accrued Expenses on the Consolidated Balance Sheets.

4.    Discontinued Operations

        On January 18, 2002, CornerStone announced that it had retained Credit Suisse First Boston Corporation to pursue the possible sale or merger of the Partnership. Accordingly, the Corporation has adopted discontinued operations accounting for its CornerStone interests. As such, the assets, liabilities and results of operations of CornerStone and those representing the Corporation's interests in CornerStone are presented as discontinued operations in the consolidated financial statements. Summary financial information is as follows (in thousands):

	December 31, 2001	December 31, 2000
Accounts receivable, net	$121,843	$433,205
Other current assets	59,854	132,937

Current assets of discontinued operations	$181,697	$566,142

Property, plant and equipment, net	$322,126	$336,459
Goodwill and other intangibles, net	339,058	363,524
Other noncurrent assets	34,013	30,684

Noncurrent assets of discontinued operations	$695,197	$730,667

Accounts payable	$142,578	$445,667
Other current liabilities	87,492	104,203

Current liabilities of discontinued operations	$230,070	$549,870

Long-term debt	$424,524	$430,157
Minority interests	153,245	205,172
Other noncurrent liabilities	27,556	37,793

Noncurrent liabilities and minority interest of discontinued operations	$605,325	$673,122

	2001	2000	1999
Revenues	$2,513,777	$5,422,616	$2,246,400
Income (loss) before income taxes and minority interests	(28,297)	(2,262)	3,849
Income (loss) from discontinued operations, net of income taxes, minority interests and intercompany charges	(1,291)	(43)	667

5.    Short-Term Debt

        The Corporation may issue short-term debt in the form of commercial paper as interim financing for general corporate purposes. The Corporation also maintains other secured and unsecured lines of credit as described in Note 6, Long-Term Debt. At December 31, 2001, the Corporation did not have any commercial paper borrowings outstanding.

        In May 2001, Expanets obtained a short-term line of credit to finance product purchases from Avaya, Inc. (successor to Lucent.) Borrowings under the line are limited to the lesser of $125.0 million or the borrowing base (75% of eligible customer accounts plus 60% of eligible inventory). $125.0 million was outstanding at December 31, 2001, bearing interest at 12% on any borrowings outstanding greater than 45 days. The Corporation is obligated by virtue of a purchase participation obligation, to purchase up to $25.0 million of inventory and accounts upon event of default by Expanets. The line expires December 31, 2002 with scheduled interim payments.

        Montana Megawatts I, LLC, a wholly owned subsidiary of the Corporation, entered into a 365-day term loan in September 2001 to finance the purchase of certain equipment and related expenses for a 240-megawatt natural gas-fired generation project currently under construction in Great Falls, Montana. The loan bears interest at LIBOR plus 1.50%. The Corporation has provided a guarantee on 50% of the borrowings outstanding (maximum of $27.5 million) on the loan. As of December 31, 2001, $53.6 million had been drawn on the loan with an effective interest rate of 4.63% and is reflected on the balance sheet as part of non-recourse short-term debt.

6.    Long-Term Debt

        Long-term debt at December 31 consisted of the following (in thousands):

	Due	2001	2000
Long-Term Debt
Senior unsecured debt—6.95%	2028	$105,000	$105,000
General mortgage bonds—
6.99%	2002	5,000	10,000
7.10%	2005	60,000	60,000
7.00%	2023	55,000	55,000
Pollution control obligations—
5.85%, Mercer Co., ND	2023	7,550	7,550
5.90%, Salix, IA	2023	4,000	4,000
5.90%, Grant Co., SD	2023	9,800	9,800
Bank credit facility	2003	132,000	111,300
Floating rate notes	2002	150,000	150,000
Less current maturities		(155,000)	(5,000)

		$373,350	$507,650

        Substantially all of the Corporation's electric and natural gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Corporation may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture.

        The Corporation entered into an unsecured Bank Credit Facility with a group of commercial banks in June 1999. The Bank Credit Facility was amended in October 2001 to increase the available credit to $315 million and extend the Facility maturity date to January 1, 2003. The Bank Credit Facility is used for general corporate purposes including acquisitions. There were $132.0 million of borrowings outstanding and $115.0 million available under the Bank Credit Facility at December 31, 2001 after consideration of nonrecourse debt guaranties and borrowings outstanding. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon the total borrowings outstanding on the Bank Credit Facility and can range from zero to 2.0%. The effective interest rate on borrowings outstanding for the year ended December 31, 2001 was 5.1% with a rate at December 31, 2001 of 3.19%. The Bank Credit Facility contains restrictive covenants, which require the Corporation to maintain a minimum net worth and a maximum debt to equity ratio. The Corporation was in compliance with all terms and covenants at December 31, 2001. The facility expires January 1, 2003.

6.    Long-Term Debt (Continued)

        On September 21, 2000, the Corporation completed a private placement of $150 million principal amount of medium term floating rate notes. Net proceeds of $149.6 million were used to repay a portion of the debt outstanding from the Corporation's Bank Credit Facility. The notes mature September 21, 2002 and bear interest at LIBOR plus .75%. The effective interest rate on the notes for 2001 was 5.2% with a rate at December 31, 2001 of 2.65%.

        The following table summarizes the long-term nonrecourse obligations of subsidiaries (in thousands):

	Due	2001	2000
Bank Credit Facility (Blue Dot)	2002	$12,950	$48,478
Subordinated note		23,743	35,000
Convertible promissory note		—	15,000
Other term debt	Various	24,123	21,787
Less current maturities		(22,817)	(44,207)

		$37,999	$76,058

        As of December 31, 2001, Blue Dot has a Bank Credit Facility with a group of commercial banks that originally provided for advances up to $135.0 million. The Bank Credit Facility is used for working capital and to finance business acquisitions. There were $13.0 million and $48.5 million of borrowings outstanding under the Bank Credit Facility at December 31, 2001 and 2000. Under terms of the Bank Credit Facility, no additional borrowings are available at December 31, 2001. The Bank Credit Facility bears interest at a variable rate tied to certain LIBOR rate or prime rate plus a variable margin, which depends upon Blue Dot's interest coverage rates. The effective interest rate for 2001 was 8.52% with a rate at December 31, 2001 of 7.50%. The Bank Credit Facility matured in February 2002 and all borrowings under the Bank Credit Facility were repaid January 31, 2002.

        The balance of other nonrecourse debt of $24.1 million and $21.8 million at December 31, 2001 and 2000 is generally comprised of debt assumed and issued in conjunction with acquisitions.

        Annual scheduled consolidated retirements of long-term debt, including nonrecourse debt, during the next five years are $177.8 million in 2002, $137.3 million in 2003, $4.5 million in 2004, $86.6 million in 2005 and $1.4 million in 2006.

        The Corporation and its subsidiaries expect to repay or refinance all short and long-term debt coming due in 2002 using proceeds from long-term financings expected to be completed in 2002.

7.    Income Taxes

        Prior to 2000, the Corporation filed separate federal income tax returns for Expanets, Blue Dot and the regulated, unregulated and corporate activities of the Corporation. In 2000, the Corporation determined that control levels for Blue Dot, as defined by the applicable tax regulations, had been met and allowed for the entity to be included in the regulated, unregulated and corporate tax return filed for the year ended December 31, 2000. For 2001, the Corporation has determined that the control levels for Expanets have been met as well and the entity will also be included in the consolidated tax return to be filed for the year ended December 31, 2001. The net operating losses identified in the tables below have a twenty-year carryforward period.

        Income tax expense (benefit) for the years ended December 31 is comprised of the following (in thousands):

	2001	2000	1999
Federal income
Current	$(6,374)	$(3,749)	$25,236
Deferred	(31,708)	(2,009)	(13,657)
Investment tax benefit	(535)	(539)	(562)
State income tax	(3,853)	(170)	2,128

	$(42,470)	$(6,467)	$13,145

        The following table reconciles the Corporation's effective income tax rate to the federal statutory rate:

	2001	2000	1999
Federal statutory rate	(35.0)%	(35.0)%	35.0%
State income, net of federal benefit	(2.8)	(4.0)	4.0
Amortization of investment tax credit	(0.4)	(2.0)	(1.0)
Taxable dividends from subsidiaries	—	13.0	5.0
Nondeductible goodwill amortization	4.0	20.0	11.0
Dividends received deduction and other investments	(0.5)	(15.0)	(10.0)
Valuation allowance	8.1	—	—
Other, net	(4.2)	(3.0)	(3.4)

	(30.8)%	(26.0)%	40.6%

        The components of the net deferred income tax asset (liability) recognized in the Corporation's Consolidated Balance Sheets are related to the following temporary differences at December 31 (in thousands):

	2001	2000
Excess tax depreciation	$(62,909)	$(41,653)
Safe harbor leases	—	1,238
Regulatory assets	4,189	4,189
Regulatory liabilities	(3,138)	(2,838)
Unbilled revenue	2,304	7,135
Unamortized investment tax credit	2,205	2,740
Unrealized gain (loss) on investments	144	(3,464)
Compensation accruals	8,010	2,054
Reserves and accruals	29,192	22,702
Recognition of net operating loss carryforward	48,712	—
AMT credit carryforward	1,577	—
Valuation allowance on net operating loss	(11,035)	—
Other, net	(1,877)	(9,511)

	$17,374	$(17,408)

8.    Jointly Owned Plants

        The Corporation has an ownership interest in three electric generating plants, all of which are coal fired and operated by other utility companies. The Corporation has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Corporation's interest in each plant is reflected in the consolidated balance sheets on a pro rata basis and its share of operating expenses is reflected in the consolidated statements of income. The participants each finance their own investment.

        Information relating to the Corporation's ownership interest in these facilities at December 31, 2001, is as follows:

	Big Stone (S.D.)	Neal #4 (Iowa)	Coyote I (N.D.)
Ownership percentages	23.4%	8.7%	10.0%
Plant in service	$48,267	$34,441	$47,120
Accumulated depreciation	$29,978	$21,518	$25,414

9.    Operating Leases

        The Corporation, Expanets and Blue Dot lease office, office equipment and warehouse facilities under various long-term operating leases. At December 31, 2001, future minimum lease payments under noncancelable lease agreements are as follows (in thousands):

2002	$23,436
2003	15,699
2004	10,764
2005	7,769
2006	4,418
Thereafter	2,406

        Lease and rental expense incurred were $23.7 million, $16.5 million and $7.9 million in 2001, 2000 and 1999, respectively.

10.    Team Member Benefit Plans

        The Corporation maintains a noncontributory defined benefit pension plan for team members of corporate and the regulated utility division. The benefits to which a team member is entitled under the plan are derived using a formula based on the number of years of service and compensation levels, as defined. The Corporation determines the annual funding for its plan using the frozen initial liability cost method. The Corporation's annual contribution is funded in accordance with the requirements of the Employee Retirement Income Security Act. Assets of the plan consist primarily of debt and equity securities.

        Following is a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31 of both years:

	2001	2000
	(in thousands)
Reconciliation of Benefit Obligation
Obligation at January 1	$46,304	$57,549
Service cost	780	922
Interest cost	3,280	3,805
Actuarial (gain) loss	2,450	(120)
Benefits paid	(4,642)	(8,316)
Plan amendments	—	(264)
Settlement cost	—	(11,885)
Special termination benefits	—	4,613

Benefit obligation at end of year	$48,172	$46,304

Reconciliation of Fair Value of Plan Assets
Fair value of plan assets at January 1	$58,438	$84,135
Actual return on plan assets	(4,925)	(5,496)
Benefits paid	(4,642)	(8,316)
Settlements	—	(11,885)

Fair value of plan assets at end of year	$48,871	$58,438

Funded Status
Funded status at December 31	$699	$12,134
Unrecognized transition amount	618	772
Unrecognized net actuarial loss (gain)	3,109	(9,220)
Unrecognized prior service cost	1,642	2,099

Prepaid benefit cost	$6,068	$5,785

        The following table provides the components of net periodic benefit cost for the plans for 2001, 2000 and 1999:

	2001	2000	1999
	(in thousands)
Service cost	$780	$922	$1,149
Interest cost	3,280	3,805	3,682
Expected return on plan assets	(4,738)	(6,318)	(6,059)
Amortization of transition obligation	155	155	155
Amortization of prior service cost	457	457	501
Amortization of net gain	(215)	(729)	(672)
Special termination benefits	—	4,613	—
Settlement cost	—	(3,067)	—

Net periodic benefit income	$(281)	$(162)	$(1,244)

10.    Team Member Benefit Plans (Continued)

        The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

        The assumptions used in calculating the projected benefit obligation for 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Discount rate	7.00%	7.50%	6.75%
Expected rate of return on assets	8.50%	8.50%	8.50%
Long-term rate of increase in compensation levels	3.50%	3.00%	3.00%

        During 1999, the Corporation made available to eligible team members the option to convert their pension plan benefit to a cash balance plan. Effective January 1, 2000, eligible new team members hired after December 31, 1999, are automatically enrolled in the cash balance plan as there are no new participants in the pension plan after December 31, 1999. The result of team members choosing the cash balance plan did not materially impact the Corporation's 2000 financial statements. The pension plan will continue for those eligible team members who did not elect the cash balance plan.

        During 2000, the Corporation made available to select team members an early retirement window. The impact of that reduction in participants resulted in the Settlement Costs and Special Termination Benefits presented in the above table.

        The Corporation, Expanets and Blue Dot provide various team member savings plans, which permit team members to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the Plans, the team member may elect to direct a percentage of their gross compensation to be contributed to the Plans. The Corporation contributes up to a maximum of 3.5% of the team member's gross compensation contributed to the Plan. Expanets contributes up to 66.67% of the first 6% of team member contributions. Blue Dot contributes 25% of the first 6% of team member contributions. Costs incurred under all of these plans were $8.0 million, $5.3 million and $2.6 million in 2001, 2000 and 1999.

        The Corporation also has various supplemental retirement plans for outside directors and selected management team members. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Corporation provides predetermined death benefits based upon compensation to beneficiaries of eligible team members who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Corporation has obtained life insurance coverage to fund the benefit obligations. Costs incurred under the plans were $4.1 million, $1.9 million and $2.1 million in 2001, 2000 and 1999.

        The Corporation has a deferred compensation trust available to all team members of corporate and the regulated utility division who are participants in the team member savings plan and whose maximum elective contribution permissible under that plan could be limited by any provision of the Internal Revenue Code. Trust participants may invest contributions in common stock of the Corporation or other diversified investments available in the plan. Any investment elections in common stock are presented as Treasury Stock; other investments as part of Investments; and an offsetting liability for both as part of Other Noncurrent Liabilities in the Consolidated Balance Sheets. Contributions by the Corporation to the plan were $64,000, $56,000 and $36,000 in 2001, 2000 and 1999.

11.    Employee Stock Ownership Plan

        The Corporation provides an Employee Stock Ownership Plan ("ESOP") for full-time team members of corporate and the regulated utility division. The ESOP acquired the majority of its shares through leveraged loans from a financial institution. The ESOP is funded primarily with federal income tax savings which arise from the deductibility of dividends, as allowed by the tax laws applicable to such team member benefit plans. Active team members enrolled in the plan prior to 1989 receive annual cash dividend payments, and may voluntarily contribute back to the plan a percentage of these dividends subject to discrimination rules of the IRS and ERISA. The Corporation then contributes a matching contribution equal to two times the voluntary contribution. Any excess after payment of the match is allocated pro rata to all participants. All dividends received on unallocated shares of participants enrolling subsequent to 1989 are used to repay the loans of the leveraged loan segment of the Plan. Shares on this leveraged portion of the plan are released as principal and interest on the loans are made. Certain Corporation contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of team members during the particular year for which the allocation is made subject to certain IRS limits. At December 31, 2001 and 2000, the ESOP had an outstanding loan balance of $7.0 million and $8.0 million, respectively, which is secured by the unallocated assets of the ESOP and guarantees of future minimum debt funding payments by the Corporation to the ESOP. Costs incurred under the plan were $.8 million in 2001 and $1.0 million each year in 2000 and 1999, respectively.

        The shares held by the plan are included in the number of average shares outstanding when computing the Corporation's basic and diluted earnings per share and any dividends paid to the plan are included in the common dividend totals. The number, classification and fair value of shares held by the plan at December 31 are as follows:

	2001		2000
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	677,769	387,447	653,209	451,757
Fair value	$14,267,037	$8,155,759	$15,108,724	$10,449,139

12.    Regulatory Assets and Liabilities

        The Corporation's regulated business prepares their financial statements in accordance with the provisions of SFAS No. 71, as discussed in Note 1 to the Financial Statements. Under SFAS No. 71, regulatory assets and liabilities can be created for amounts that regulators may allow the Corporation to collect, or may require amounts paid back to customers in future electric and natural gas rates. The components of unamortized regulatory assets and liabilities shown on the balance sheet at December 31 were as follows (in thousands):

	Remaining Amortization Period	2001	2000
Environmental costs	1 year	$1,100	$2,215
Unrecovered gas costs	1 year	7,347	6,911
Investment tax credit deferrals	12 years	(6,704)	(7,239)
Other	1 year	(246)	(21)

		$1,497	$1,866

13.    Stock Options and Warrants

        Under the NorthWestern Stock Option and Incentive Plan ("Plan"), the Corporation has reserved 2,750,000 shares for issuance to officers, key team members and directors as either incentive-based options or nonqualified options. The Nominating and Compensation Committee ("Committee") of the

Corporation's Board of Directors administers the Plan. Unless established differently by the Committee, the per share option exercise price shall be the fair market value of the Corporation's common stock at the grant date. The options expire 10 years following the date of grant and vest over a three-year period beginning in the third year. As of December 31, 2001, 72,488 options were exercisable with a weighted average exercise price of $23.11. No options were exercisable as of December 31, 2000 or 1999. In addition, the Corporation issued 1,279,476 warrants to non employees to purchase shares of NorthWestern common stock at $18.225 per share in connection with a previous acquisition. During 2001, all of those remaining warrants were extinguished through a cashless exchange whereby holders received shares of the Corporation's common stock equivalent to the difference between the warrant price and the market price of the Corporation's common stock on the date of the exchange. 271,949 shares of common stock were issued in association with these transactions. A summary of the activity of stock options and warrants is as follows:

	Shares	Stock Options Range	Weighted
Balance December 31, 1998	225,463	23.00-24.88	23.11
Issued	449,604	21.19-26.13	25.67
Canceled	(11,000)	26.13	26.13
Balance December 31, 1999	664,067	23.00-26.13	24.39
Issued	741,454	21.50-23.31	21.95
Canceled	(14,000)	20.63-23.00	21.98
Balance December 31, 2000	1,391,521	21.19-26.13	23.31
Issued	536,100	22.70-25.00	23.03
Canceled	(43,129)	21.19-23.31	22.31

Balance December 31, 2001	1,884,492	21.19-26.13	23.26

Stock Warrants Shares
Balance December 31, 1998	1,105,158
Exercised	(90,896)
Balance December 31, 1999	1,014,262
Exercised	(10,000)
Balance at December 31, 2000	1,004,262
Extinguished	(1,004,262)

Balance December 31, 2001	—

13.    Stock Options and Warrants (Continued)

        The Corporation follows Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees,' to account for stock option plans. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.

        An alternative method of accounting for stock options is SFAS 123, "Accounting for Stock-Based Compensation.' Under SFAS 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. Had compensation cost for the Corporation's stock option plan been determined as prescribed by SFAS 123, the pro forma information for 2001, 2000 and 1999 would have been as follows (in thousands except per share amounts):

	2001	2000	1999
Earnings on common stock
As reported	$37,514	$42,761	$37,871
Pro forma	36,881	42,365	37,763
Diluted earnings per share
As reported	$1.53	$1.83	$1.62
Pro forma	1.51	1.82	1.62

        The weighted-average remaining contractual life of the options outstanding at December 31, 2001 was 8.15 years. The weighted average Black-Scholes value of options granted under the stock option plan during 2001, 2000 and 1999 was $3.17, $2.95 and $2.11. The 2001 value was estimated using an expected life of eight years, 5.2% dividend yield, volatility of 18.8% and risk-free interest rate of 5.1%.

14.    Earnings Per Share

        Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants. Average shares used in computing the basic and diluted earnings per share for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Basic computation	24,390,184	23,140,615	23,093,702
Dilutive effect of
Stock options	19,364	13,770	14,000
Stock warrants	45,760	183,396	263,704

Diluted computation	24,455,308	23,337,781	23,371,403

        Certain outstanding antidilutive options and warrants have been excluded from the earnings per share calculations. These options and warrants total 1,221,876 shares, 697,976 shares and 386,852 shares in 2001, 2000 and 1999.

15.    Commitments and Contingencies

        The Corporation and its subsidiaries are parties to various pending proceedings and lawsuits, but in the judgment of management, after consultation with counsel for the Corporation, the nature of such proceedings and suits and the amounts involved do not depart from the routine litigation and proceedings incident to the kinds of businesses conducted by the Corporation, and management believes that such proceedings will not result in any material adverse impact on the Corporation's financial position or results of operations.

        The Corporation is subject to numerous state and federal environmental regulations. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Corporation believes it can comply with such sulfur dioxide emission requirements at its generating plants and that it is in compliance with all presently applicable environmental protection requirements and regulations. The Corporation is also subject to other environmental statutes and regulations including matters related to former manufactured gas plant sites. No administrative or judicial proceedings involving the Corporation are now pending or known by the Corporation to be contemplated under present environmental protection requirements.

        The Corporation's 1997 and 1998 federal income tax returns and Expanets' 1998 federal income tax return are under audit by the IRS. Certain state income and franchise tax returns are also under audit by various state agencies. Management believes that the final results of these audits will not have a material adverse effect on the Corporation's financial position or results of operations.

16.    Capital Stock

        In December 1996, the Corporation's Board of Directors declared, pursuant to a shareholders' rights plan, a dividend distribution of one Right on each outstanding share of the Corporation's common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $50 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons ("Acquiring Person") either acquires ownership of 15% or more of the Corporation's common stock or commences a tender or exchange offer that would result in ownership of 15% or more. In the event the Corporation is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.005 per Right, at the Corporation's option at any time until any Acquiring Person has acquired 15% or more of the Corporation's common stock.

        In October 2001 the Corporation completed a common stock offering of 3,680,000 shares. The offering resulted in net proceeds of $74.9 million and the funds were used to redeem certain subsidiary equity arrangements and for general corporate purposes, including reducing debt. The Corporation also issued 33,480 shares of common stock in 2001 under a restricted stock plan with a fair value at date of issuance of $.7 million. The stock vests over a four-year period and compensation expense is recognized ratably over the vesting period. Compensation expense for 2001 of $.2 million has been recognized.

        The Corporation is authorized to issue 1,000,000 shares of $100 par cumulative preferred stock. As of December 31, 2001 and 2000, there were 37,500 shares outstanding of which 26,000 were 4 1/2% Series and 11,500 were 6 1/2% Series. The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10-year redemption option exercisable by the Corporation. In any event, redemption will occur at par value. The 4 1/2% Series may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share plus accrued dividends. In the event of involuntary dissolution, all Corporation preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common shareholders.

        The Corporation is authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have been issued.

        Treasury stock held by the Corporation represents shares held by the Corporation's deferred compensation plan (see Note 9). 155,943 shares reflected at cost were held at December 31, 2001.

17.    Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

Series	Par Value	Shares	2001	2000
			(in thousands)
8.125%	$25	1,300,000	$32,500	$32,500
7.2%	$25	2,200,000	55,000	55,000
8.25%	$25	4,000,000	100,000	—

		7,500,000	$187,500	$87,500

        The Corporation has established three wholly owned, special-purpose business trusts, NWPS Capital Financing I, NorthWestern Capital Financing I, and NorthWestern Capital Financing II, to issue common and preferred securities and hold Subordinated Debentures that the Corporation issues. The sole assets of these trusts are the investments in Subordinated Debentures. The trusts use the interest payments received on the Subordinated Debentures to make quarterly cash distributions on the preferred securities. These Subordinated Debentures are unsecured and subordinated to all of the Corporation's other liabilities and rank equally with the guarantees related to the other trusts. The Corporation guarantees payment of the dividends on the preferred securities only if the Corporation has made the required interest payments on the Subordinated Debentures held by the trusts. In addition, the Corporation owns all of the common securities of each trust, equivalent to approximately 3% of the capital of each trust. Five years from the date of each issuance, the Corporation has the option of redeeming some or all of the Subordinated Debentures at 100% of their principal amount plus any accrued interest to the date of redemption. All of the Subordinated Debentures have a 30-year maturity period.

18.    Events Subsequent to December 31, 2001

        On January 18, 2002, CornerStone announced that, as a result of its financial performance in the December 2001 quarter, it would not be in compliance with certain covenants of its $50 million Bank Credit Facility. Discussions with the lenders of this Facility led to an amendment that allows continued access to funding under the Facility. However, the amendment eliminates the ability of CornerStone to make further Minimum Quarterly Distributions during the term of the Facility. Pursuant to the Partnership Agreement, the suspension of distributions under the defined Minimum Quarterly Distribution will be subject to arrearage privileges, so that no distribution will be made to the Subordinated Unitholders until the arrearages have been paid to the Common Unitholders. In addition, CornerStone announced that it had retained Credit Suisse First Boston Corporation to pursue the possible sale or merger of the Partnership. This action will be considered in conjunction with the Corporation's required adoption of SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. Substantially all of the Corporation's nearly $40 million net carrying value in CornerStone was taken as a noncash charge during the first quarter of 2002.

        Under the provisions of the December 2001 trust preferred securities offering, additional shares were issued on January 15, 2002. The Corporation also issued $111.0 million in 8.1% trust preferred securities through NorthWestern Capital Financing III, a special-purpose wholly owned business trust (4.4 million shares with $25 par value.) The securities were issued under terms identical to those identified in Note 17, Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts. The proceeds were used for debt repayment and general corporate purposes.

18. Subsequent Events (Continued)

        Under a credit agreement executed January 14, 2002, the Corporation entered into a credit facility for the acquisition of The Montana Power Company's (NYSE:TAA) energy distribution and transmission business. The facility is comprised of a $720.0 million term loan commitment and a $280.0 million revolving credit commitment. The facility terminates 364 days subsequent to the acquisition closing date and bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which can range from zero to 2.75%. Proceeds from the $720.0 million term loan commitment and $19.0 million of the swingline commitment were used for the acquisition purchase price, related acquisition fees and repayment of $102.3 million of outstanding principal, interest and fees under the current credit facility (see Note 5) which was subsequently terminated.

        On February 15, 2002, the Corporation completed the acquisition of The Montana Power Company's energy distribution and transmission business for $602.0 million in cash and the assumption of $488.0 million in existing Montana Power Company debt and mandatorily redeemable preferred securities of subsidiary trusts. As a result of the acquisition, the Corporation will be the provider of natural gas and electricity to more than 590,000 customers in Montana, South Dakota and Nebraska and the capacity to provide service to wider regions of the country. For accounting convenience, due to the burden of a mid-month closing, both parties have agreed to an effective date for the sale of January 31, 2002.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 31, 2001. The Corporation is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement, generally within one year of the date of acquisition and in the interim, has been allocated to goodwill. Final allocations will separate between goodwill, intangible assets subject to amortization and those that are not, useful lives and tax deductibility.

(in thousands)
Current assets	$219,830
Property, plant and equipment	1,111,034
Goodwill & other intangibles	7,418
Other	155,688

Total assets acquired	1,493,970

Current liabilities	168,465
Long-term debt	442,680
QUIPS	41,879
Other	300,995

Total liabilities assumed	954,019

Net assets acquired	$539,951

        The following unaudited pro forma results of operations for the year ended December 31, 2001, give effect as if the acquisition had occurred as of January 1, 2001 (in thousands except per share amounts):

2001
(Unaudited)
Revenues	$4,895,885
Net income	74,437
Diluted earnings per share	1.68

19.    Segment and Related Information

        The Corporation's four principal business segments are its electric, natural gas, communications and HVAC. The "All Other" segment includes the results of service and other nonenergy-related operations, activities and assets of the corporate office, as well as any reconciling or eliminating amounts.

        The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the parent allocates some of its operating expenses and interest expense to the operating segments according to a methodology designed by management for internal reporting purposes and involves estimates and assumptions. Financial data for the business segments are as follows:

2001	Total Electric and Natural Gas	Communications	HVAC	All Other	Total
Operating revenues	$251,208	$1,032,033	$423,803	$16,934	$1,723,978
Cost of sales	142,112	648,036	267,978	11,230	1,069,356

Gross margin	109,096	383,997	155,825	5,704	654,622
Selling, general, and administrative	42,284	431,477	145,954	22,664	642,379
Depreciation	16,428	13,518	9,148	1,942	41,036
Amortization of goodwill and other intangibles	—	35,647	7,245	269	43,161
Restructuring charge	4,499	5,906	7,239	7,272	24,916

Operating income (loss)	45,885	(102,551)	(13,761)	(26,443)	(96,870)
Interest expense	(8,692)	(17,330)	(3,835)	(19,391)	(49,248)
Investment income and other	306	683	204	6,830	8,023

Income (loss) before taxes and minority interests	37,499	(119,198)	(17,392)	(39,004)	(138,095)
Benefit (provision) for taxes	(11,857)	32,190	3,830	18,307	42,470

Income (loss) before minority interests	$25,642	$(87,008)	$(13,562)	$(20,697)	$(95,625)

Total assets	$369,915	$775,186	$386,249	$226,491	$1,757,841

Maintenance capital expenditures	$12,818	$18,957	$8,521	$1,204	$41,500

2000	Total Electric and Natural Gas	Communications	HVAC	Other All	Totals
Operating revenues	$181,309	$1,104,034	$408,829	$15,302	$1,709,474
Cost of sales	88,156	740,553	260,975	10,800	1,100,484

Gross margin	93,153	363,481	147,854	4,502	608,990
Selling, general, and administrative	39,211	350,926	129,447	16,853	536,437
Depreciation	15,919	7,614	7,901	1,328	32,762
Amortization of goodwill and other intangibles	—	29,552	5,891	38	35,481

Operating income (loss)	38,023	(24,611)	4,615	(13,717)	4,310
Interest expense	(7,760)	(4,019)	(4,877)	(21,326)	(37,982)
Investment income and other	(194)	508	401	8,266	8,981

Income (loss) before taxes and minority interests	30,069	(28,122)	139	(26,777)	24,691
Benefit (provision) for taxes	(9,819)	8,323	(2,404)	10,367	6,467

Income (loss) before minority interests	$20,250	$(19,799)	$(2,265)	$(16,410)	$(18,224)

Total assets	$368,308	$729,063	$378,711	$125,178	$1,601,260

Maintenance capital expenditures	$10,810	$10,434	$7,366	$378	$28,988

1999	Total Electric and Natural Gas	Communications	HVAC	All Other	Total
Operating revenues	$152,166	$294,878	$293,736	$17,160	$757,940
Cost of sales	65,511	168,888	182,190	12,462	429,051

Gross margin	86,655	125,990	111,546	4,698	328,889
Selling, general, and administrative	37,016	102,507	96,723	14,612	250,858
Depreciation	14,920	3,257	4,425	413	23,015
Amortization of goodwill and other intangibles	—	7,211	4,243	31	11,485

Operating income (loss)	34,719	13,015	6,155	(10,358)	43,531
Interest expense	(8,790)	(1,384)	(1,210)	(9,594)	(20,978)
Investment income and other	366	(1,016)	691	9,759	9,800

Income (loss) before taxes and minority interests	26,295	10,615	5,636	(10,193)	32,353
Benefit (provision) for taxes	(8,816)	(7,129)	(3,532)	6,332	(13,145)

Income (loss) before minority interests	$17,479	$3,486	$2,104	$(3,861)	$19,208

Total assets	$364,673	$324,489	$279,140	$101,973	$1,070,275

Maintenance capital expenditures	$12,813	$3,589	$7,763	$699	$24,864

	2001		2000		1999
	Electric	Natural Gas	Electric	Natural Gas	Electric	Natural Gas
Operating revenues	$106,995	$144,213	$86,575	$94,734	$83,943	$68,223
Cost of sales	23,052	119,060	16,782	71,374	18,456	47,055

Gross margin	83,943	25,153	69,793	23,360	65,487	21,168
Selling, general and administrative	27,734	14,550	25,397	13,814	24,722	12,294
Depreciation	13,193	3,235	12,663	3,256	12,006	2,914
Restructuring charge	3,329	1,170	—	—	—	—

Operating income	$39,687	$6,198	$31,733	$6,290	$28,759	$5,960

20.    Quarterly Financial Data (Unaudited)

2001	First	Second	Third	Fourth
	(in thousands except per share amounts)
Operating revenues	$477,592	$476,846	$398,705	$370,835
Gross margin	$155,144	$188,838	$165,597	$145,043
Operating income (loss)*	$(37,102)	$(3,235)	$(12,134)	$(19,479)
Net income*	$18,389	$10,780	$10,272	$5,091
Average common shares outstanding	23,433	23,669	23,706	26,724
Basic earnings per average common share*+	$.71	$.38	$.36	$.12
Diluted earnings per average common share*+	$.70	$.38	$.36	$.12
Dividends per share	$.2975	$.2975	$.2975	$.3175
Stock price:
High	$25.65	$26.75	$23.10	$22.35
Low	$21.63	$21.75	$20.90	$18.25
Quarter-end close	$24.50	$22.40	$22.00	$21.05
2000

Operating revenues	$221,359	$506,046	$517,244	$464,825
Gross margin	$88,960	$176,244	$182,045	$161,741
Operating income (loss)	$5,712	$14,506	$6,706	$(22,615)
Net income	$16,239	$7,702	$9,947	$15,665
Average common shares outstanding	23,109	23,117	23,119	23,216
Basic earnings per average common share	$.63	$.26	$.36	$.60
Diluted earnings per average common share	$.62	$.26	$.35	$.60
Dividends per share	$.2775	$.2775	$.2775	$.2975
Stock price:
High	$23.25	$23.94	$23.94	$23.75
Low	$20.63	$21.00	$19.13	$19.31
Quarter-end close	$20.63	$23.13	$19.50	$23.13

*
Includes effect of a fourth quarter pretax restructuring charge of $24.9 million, or an impact of $12.1 million to net income and $.50 earnings per average common share after taxes and minority interest allocations.

+
The 2001 quarterly basic and diluted earnings per average common shares do not total to the 2001 annual basic and diluted earnings per average common shares due to the effect of common stock issuances during the year.

FIVE-YEAR FINANCIAL SUMMARY

	2001	2000	1999	1998	1997
	(in thousands except per share and shareholders data)
Financial Results
Operating revenues	$1,723,978	$1,709,474	$757,940	$419,452	$175,032
Gross margins	654,622	608,990	328,889	198,419	92,292
Operating expenses	751,492	604,681	285,358	154,184	56,900
Operating income	(96,870)	4,309	43,531	44,235	35,392
Interest expense	(49,248)	(37,982)	(20,978)	(15,546)	(12,496)
Investment income and other	8,023	8,981	9,800	5,700	11,564
Income (loss) before income taxes and minority interests	(138,095)	(24,692)	32,353	34,389	34,460
Benefit (provision) for income taxes	42,470	6,467	(13,145)	(10,223)	(9,828)
Income before minority interests	(95,625)	(18,225)	19,208	24,166	24,632
Minority interests	141,448	67,821	24,788	5,315	—
Discontinued operations, net of taxes and minority interests	(1,291)	(43)	667	910	1,632
Net income	$44,532	$49,553	$44,663	$30,391	$26,264
Common Stock Data
Basic earnings per share*+	$1.54	$1.85	$1.64	$1.45	$1.31
Diluted earnings per share*+	$1.53	$1.83	$1.62	$1.44	$1.31
Basic earnings per share from continuing operations	$1.59	$1.85	$1.61	$1.40	$1.22
Diluted earnings per share from continuing operations	$1.58	$1.83	$1.59	$1.39	$1.22
Average shares outstanding*:
Basic	24,390	23,141	23,094	18,660	17,843
Diluted	24,455	23,338	23,372	18,816	17,843
Dividends paid per common share*	$1.210	$1.130	$1.050	$.985	$.933
Annual dividend rate at year end*	$1.27	$1.19	$1.11	$1.03	$.97
Book value per share at year end*	$16.25	$13.79	$13.01	$12.26	$9.34
Common stock price range*:
High	$26.750	$23.937	$27.125	$27.375	$23.500
Low	$18.250	$19.125	$20.625	$20.250	$16.938
Close	$21.050	$23.125	$22.000	$26.438	$23.000
Price earnings ratio	13.8x	12.6x	13.6x	18.4x	17.6x
Dividend payout ratio
(from ongoing operations)+	76.6%	61.7%	66.0%	70.9%	76.5%
Return on average common equity	10.5%	13.8%	13.0%	12.1%	14.2%
Common shareholders at year end	10,358	10,371	10,475	10,116	8,845
Financial Position (as of December 31)
Total assets	$2,634,735	$2,898,070	$1,956,761	$1,728,474	$1,106,123
Working capital	(296,580)	40,314	100,193	57,739	11,844
Long-term debt, including nonrecourse debt excluding current portion	441,349	583,708	340,978	259,373	161,000
Total debt (including subsidiaries)	767,794	632,915	378,532	275,927	166,570
Shareholders' equity	396,578	319,549	300,371	282,134	166,603
Other equity	221,317	284,117	208,224	199,158	36,250
Total equity	$617,895	$603,666	$508,595	$481,292	$202,853

*
Adjusted for the two-for-one stock split in May 1997.
+
$2.04 Basic earnings per share; $2.03 Diluted earnings per share; and 59.6% Dividend payout ratio, exclusive of 2001 restructuring charge.

NORTHWESTERN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
(In Thousands, Except Per Share Amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
OPERATING REVENUES	$515,652	$476,846	$995,765	$954,438
COST OF SALES	261,740	288,008	531,431	610,456

GROSS MARGIN	253,912	188,838	464,334	343,982

OPERATING EXPENSES
Selling, general and administrative	172,831	170,726	320,981	343,541
Depreciation	25,424	9,739	45,959	18,727
Amortization of intangibles	6,841	11,608	13,930	22,051

	205,096	192,073	380,870	384,319

OPERATING INCOME (LOSS)	48,816	(3,235)	83,464	(40,337)
Interest Expense, Net	(31,063)	(11,689)	(52,749)	(24,082)
Investment Income and Other	(2,497)	1,675	(1,803)	2,853

Income (Loss) From Continuing Operations Before Income Taxes and Minority Interests	15,256	(13,249)	28,912	(61,566)
Benefit (Provision) for Income Taxes	(2,466)	(3,781)	(7,077)	11,893

Income (Loss) From Continuing Operations Before Minority Interests	12,790	(17,030)	21,835	(49,673)
Minority Interests in Net Loss of Consolidated Subsidiaries	8,100	29,857	23,014	75,693

Income from Continuing Operations	20,890	12,827	44,849	26,020
Discontinued Operations, Net of Taxes and Minority Interests	(5,086)	(2,047)	(45,086)	3,149

Income (Loss) before Extraordinary Item	15,804	10,780	(237)	29,169
Extraordinary Item, Net of Tax of $7,241	—	—	(13,447)	—

Net Income (Loss)	15,804	10,780	(13,684)	29,169
Minority Interests on Preferred Securities of Subsidiary Trusts	(7,474)	(1,650)	(13,699)	(3,300)
Dividends on Preferred Stock	(48)	(48)	(96)	(96)

Earnings (Loss) on Common Stock	$8,282	$9,082	$(27,479)	$25,773

Average Common Shares Outstanding	27,397	23,669	27,397	23,552
Earnings (Loss) per Average Common Share:
Continuing operations	$0.49	$0.47	$1.13	$0.96
Discontinued operations	(0.19)	(0.09)	(1.65)	0.13
Extraordinary item	—	—	(0.49)	—

Basic	$0.30	$0.38	$(1.01)	$1.09

Continuing operations	$0.49	$0.47	$1.13	$0.95
Discontinued operations	(0.19)	(0.09)	(1.65)	0.13
Extraordinary item	—	—	(0.49)	—

Diluted	$0.30	$0.38	$(1.01)	$1.08

The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

NORTHWESTERN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In Thousands)

	Six Months Ended June 30
	2002	2001
Operating Activities:
Net Income (Loss)	$(13,684)	$29,169
Items not affecting cash:
Depreciation	45,959	18,727
Amortization	13,930	22,051
Loss on discontinued operations	45,086	—
Extraordinary item, net of taxes	13,447	—
Deferred income taxes	1,928	(87)
Minority interests in net losses of consolidated subsidiaries	(23,014)	(75,693)
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	(37,078)	16,827
Inventories	21,733	8,964
Other current assets	9,761	(5,058)
Accounts payable	(46,311)	22,598
Accrued expenses	24,246	(4,238)
Change in noncurrent assets	4,388	3,819
Change in noncurrent liabilities	(15,394)	713
Other, net	12,273	(267)

Cash flows provided by continuing operations	57,270	37,525
Change in net assets of discontinued operations	(2,654)	23,509

Cash flows provided by operating activities	54,616	61,034

Investment Activities:
Property, plant and equipment additions	(21,749)	(20,486)
Proceeds from sale of assets	22,441	—
Purchase of noncurrent investments and assets, net	(12,641)	(2,487)
Acquisitions and growth expenditures, net of cash received	(559,909)	(40,368)

Cash flows used in investing activities	(571,858)	(63,341)

Financing Activities:
Dividends on common and preferred stock	(17,492)	(14,108)
Minority interest on preferred securities of subsidiary trusts	(13,699)	(3,300)
Issuance of long-term debt	719,118	—
Issuance of preferred securities of subsidiary trusts	117,750	—
Repayment of long-term debt	(2,009)	—
Line of credit (repayments) borrowings, net	(132,000)	66,700
Financing costs	(34,194)	—
Subsidiary repurchase of minority interests	(15,660)	(13,368)
Line of credit repayments of subsidiaries, net	(12,951)	(8,578)
Issuance of nonrecourse subsidiary debt	179	597
Repayment of nonrecourse subsidiary debt	(57,119)	(11,078)
Proceeds from termination of hedge	7,878	—

Cash flows provided by financing activities	559,801	16,865

Increase in Cash and Cash Equivalents	42,559	14,558
Cash and Cash Equivalents, beginning of period	37,158	43,385

Cash and Cash Equivalents, end of period	$79,717	$57,943

Supplemental Cash Flow Information:
Cash paid (received) during the period for:
Income Taxes	$(5,846)	$6,537
Interest	32,542
Non-cash transactions:
Debt assumed in acquisitions	$511,104	$40
Assets acquired in exchange for debt	350	12,622
Inventory purchased using short-term debt	—	66,404
Interest capitalized for internally developed software	1,148	—
Discount on subordinated note	1,467	—
Subsidiary stock issued for acquisitions	8,100	4,892
Exchange of warrants for common stock	—	6,795

The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

NORTHWESTERN CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2002	December 31, 2001
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$79,717	$37,158
Accounts receivable, net	379,121	260,486
Inventories	75,058	79,719
Other	88,131	69,486
Current assets of discontinued operations	45,408	181,697

Total current assets	667,435	628,546

Property, Plant, and Equipment, Net	1,782,676	496,241
Goodwill and Other Intangible Assets, Net	660,360	640,590
Other:
Investments	93,499	62,959
Regulatory assets	94,433	20,415
Deferred tax asset	12,825	17,374
Other	104,836	73,413
Noncurrent assets of discontinued operations	673,461	695,197

Total assets	$4,089,525	$2,634,735

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$173,933	$155,000
Current maturities of long-term debt of subsidiaries—nonrecourse	7,125	22,817
Short-term debt of subsidiaries-nonrecourse	130,350	178,628
Accounts payable	99,048	122,266
Accrued expenses	413,848	216,345
Current liabilities of discontinued operations	87,321	230,070

Total current liabilities	911,625	925,126

Long-term Debt	1,396,914	373,350
Long-term Debt of Subsidiaries—nonrecourse	36,933	37,999
Other Noncurrent Liabilities	369,132	75,040
Noncurrent Liabilities and Minority Interests of Discontinued Operations	632,481	605,325

Total liabilities	3,347,085	2,016,840

Minority Interests	11,106	30,067
Preferred Stock, Preference Stock, and Preferred Securities:
Preferred stock—4 1/2% series	2,600	2,600
Redeemable preferred stock—6 1/2% series	1,150	1,150
Preference stock	—	—
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	370,250	187,500

Total preferred stock, preference stock and preferred securities	374,000	191,250

Shareholders' Equity:
Common stock, par value $1.75; authorized 50,000,000 shares; issued and outstanding 27,396,762	47,942	47,942
Paid-in capital	240,891	240,797
Treasury stock, at cost	(3,500)	(3,681)
Retained earnings	67,432	112,307
Accumulated other comprehensive income (loss)	4,569	(787)

Total shareholders' equity	357,334	396,578

Total liabilities and shareholders' equity	$4,089,525	$2,634,735

The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

NORTHWESTERN CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    Management's Statement

        The consolidated financial statements for the interim periods included herein have been prepared by NorthWestern Corporation (the "Corporation"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of the Corporation, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been included. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year, and these financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters that would be included in full fiscal year financial statements. Therefore, these financial statements should be read in conjunction with the financial statements and the notes thereto included in the Corporation's latest annual report to shareholders.

2.    Nature of Operations, Basis of Consolidation and Minority Interests

        The Corporation is a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilation, plumbing and related services and solutions to residential and business customers throughout North America. A division of the Corporation (NorthWestern Energy) is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas to customers located in the upper Midwest region of the United States. The Corporation has investments in Expanets, Inc. ("Expanets"), a leading provider of networked communications and data services and solutions to medium-sized businesses nationwide; Blue Dot Services, Inc. ("Blue Dot"), a national provider of air conditioning, heating, plumbing and related services ("HVAC"); and CornerStone Propane Partners, L.P. ("CornerStone"), a publicly traded Delaware master limited partnership, formed to engage in the retail propane and wholesale energy-related commodities distribution business throughout North America.

        The accompanying consolidated financial statements include the accounts of the Corporation and all wholly and majority-owned or controlled subsidiaries. The financial statements of Expanets, Blue Dot, and CornerStone are included in the accompanying consolidated financial statements, and therefore included in referencing to "subsidiaries," by virtue of the voting and control rights. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The operations of CornerStone and the Corporation's interest in CornerStone have been reflected in the consolidated financial statements as Discontinued Operations (see Note 4, Discontinued Operations, for further discussion).

        Many of the Corporation's acquisitions at Expanets and Blue Dot have involved the issuance of common and junior preferred stock in those subsidiaries to the sellers of the acquired businesses. The Corporation's investments in Expanets and Blue Dot are principally in the form of senior preferred stock with voting control and a liquidation preference over the common and junior preferred stock. We are required to consolidate the financial results of Expanets and Blue Dot because of our voting control. The common and preferred stock issued to third parties in connection with acquisitions creates minority interests which are junior to our preferred stock interests and against which operating losses have been allocated.

        The income or loss allocable to minority interests will vary depending on the underlying profitability of the consolidated subsidiaries. Losses allocable to minority interests, which include the effect of dividends on the outstanding preferred stock owned by the Corporation and applicable allocations from the Corporation, are charged to minority interests. Losses are allocated to minority interests to the extent they do not exceed the minority interest in the equity capital of the subsidiary, after giving effect for any exchange agreements. Losses in excess of the minority interests are allocated to the Corporation.

        Losses allocated to Minority Interests were $23.0 million and $75.7 million for the six months ended June 30, 2002 and 2001, respectively. Minority Interests balances were $11.1 million at June 30, 2002 and $30.1 million at Dec. 31, 2001. The Corporation will recognize future losses of the subsidiaries to the extent these losses exceed the Minority Interest balance after any effects of exchange agreements, totaling $11.1 million as of June 30, 2002. Accordingly, based on the capital structures of Expanets and Blue Dot at June 30, 2002, all losses at Expanets and Blue Dot will be allocated to the Corporation, unless additional minority interest is issued as a result of new acquisitions.

3.    Acquisitions

        On February 15, 2002, the Corporation completed the asset acquisition of The Montana Power Company's energy distribution and transmission business for $602.0 million in cash and the assumption of $488.0 million in existing Montana Power Company debt and mandatorily redeemable preferred securities of subsidiary trusts (net of cash received). As a result of the acquisition, the Corporation is now a provider of natural gas and electricity to more than 590,000 customers in Montana, South Dakota and Nebraska and has the capacity to provide service to wider regions of the country. For accounting convenience, due to the burden of a mid-month closing, both parties agreed to an effective date for the sale of January 31, 2002.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of February 1, 2002. The Corporation is in the process of obtaining third-party valuations of certain tangible assets, intangible assets and liabilities; thus, the allocation of the purchase price is subject to refinement, generally within one year of the date of acquisition. Final allocations will separate between any goodwill, intangible assets subject to amortization and those that are not, useful lives and tax deductibility. The allocation of the purchase price to the assets acquired and the liabilities assumed was adjusted in the second quarter of 2002 based on preliminary appraisals of the assets acquired that the Corporation received. As of June 30, 2002, no portion of the purchase price was allocated to intangible assets.

February 1, 2002
(in thousands)
Cash	$100,644
Other current assets	84,482
Property, plant and equipment	1,306,299
Other	135,377

Total assets acquired	1,626,802

Current liabilities	219,168
Long-term debt	427,711
Mandatorily redeemable preferred securities of subsidiary trusts	65,000
Other	336,283

Total liabilities assumed	1,048,162

Net assets acquired	$578,640

        The following unaudited pro forma results of consolidated operations for the six months ended June 30, 2002, give effect as if the acquisition had occurred as of January 1, 2002 (in thousands except per share amounts):

Six Months Ended June 30, 2002
Revenues	$1,059,728
Net Loss	(8,464)
Diluted earnings per share	(0.86)

4.    Discontinued Operations

        The Corporation owns an effective 30% interest in CornerStone through subordinated units, a 2% aggregate general partner interest, 379,438 common units and all outstanding warrants. On January 18, 2002, the board of directors of the general partner of CornerStone announced that it had retained Credit Suisse First Boston Corporation to review strategic options, including the possible sale or merger of CornerStone. Accordingly, the Corporation has adopted discontinued operations accounting for its CornerStone interests. Accordingly, the assets, liabilities and results of operations of CornerStone and those representing the Corporation's interests in Cornerstone are presented as discontinued operations in the consolidated financial statements. Subsequently, on August 5, 2002, CornerStone announced that it had elected not to make an interest payment aggregating approximately $5.6 million on three classes of its senior secured notes, which was due on July 31, 2002, and was continuing to review financial restructuring and strategic options, including the potential commencement of a Chapter 11 case under the United States Bankruptcy Code. After this announcement, the New York Stock Exchange announced that it had suspended trading in CornerStone's publicly traded partnership units and would seek to delist the partnership units due to their low price and CornerStone's decision not to make the scheduled interest payments. The Corporation will continue to evaluate CornerStone's financial restructuring and the impact upon creditors of CornerStone, including the Corporation, and expects to reflect any resulting financial implication in its third quarter 2002 results. During first quarter 2002, the Corporation recognized a loss from discontinued operations of $40.0 million. This was comprised of a write-down of its investment in CornerStone of $41.7 million, which was partially offset by income (net of taxes and minority interests) of $1.7 million for first quarter 2002. Subsequent losses of $5.1 million (net of taxes and minority interests) for the quarter ended June 30, 2002 have increased the amount of the recognized loss to $45.1 million. Summary financial information is as follows (in thousands):

	June 30, 2002	December 31, 2001
Accounts receivable, net	$20,090	$121,843
Other current assets	25,318	59,854

Current assets of discontinued operations	$45,408	$181,697

Property, plant and equipment, net	$306,373	$322,126
Goodwill and other intangibles, net	332,883	339,058
Other noncurrent assets	34,205	34,013

Noncurrent assets of discontinued operations	$673,461	$695,197

Accounts payable	$30,043	$142,578
Other current liabilities	57,278	87,492

Current liabilities of discontinued operations	$87,321	$230,070

Long-term debt	$422,147	$424,524
Minority interests	143,179	153,245
Other noncurrent liabilities	67,155	27,556

Noncurrent liabilities and minority interests of discontinued operations	$632,481	$605,325

Partners' capital of discontinued operations	$(933)	$41,449

	Three months ended
	June 30, 2002	June 30, 2001
Revenues	$64,419	$554,740
Loss before income taxes and minority interests	(25,191)	(17,140)
Loss from discontinued operations, net of income taxes and minority interests	(5,086)	(2,047)
	Six months ended
	June 30, 2002	June 30, 2001
Revenues	$341,659	$1,573,837
Income (loss)before income taxes and minority interests	(14,721)	5,080
Income (loss) from discontinued operations, net of income taxes and minority interests	(45,086)	3,149

        The Corporation has provided a guaranty of CornerStone's $50 million credit facility. At June 30, 2002, $17.7 million was outstanding under CornerStone's credit facility, along with $8.3 million in letters of credit.

        A provision for loss on discontinued operations as of June 30, 2002 has been included based on management's best estimates as of June 30, 2002 of the amounts expected to be realized on the disposition of its investment. The amount the Corporation will ultimately realize could differ from the assumptions currently used in arriving at the anticipated loss.

5.    Supplemental Guarantor Financial Information

        The $65 million of 8.45% Cumulative Quarterly Income Preferred Securities, Series A (QUIPS) of Montana Power Capital I; which were assumed as part of the Montana Power acquisition, have been guaranteed by the Corporation. As guarantor, we provide an unconditional guarantee, on an unsecured junior subordinated basis, of payment on these securities. The following presents condensed consolidating financial statements as of June 30, 2002 and for the quarters then ended.

Income Statement Consolidating Schedule
Three Months Ended June 30, 2002
(in thousands)

	Parent and Consolidated Subsidiaries	NW Energy LLC	Eliminations	Total
Operating Revenues	$378,313	$137,339	$—	$515,652
Cost of Sales	218,122	43,618	—	261,740

Gross Margin	160,191	93,721	—	253,912
Selling, general, & administrative	118,129	54,702	—	172,831
Depreciation	13,522	11,902	—	25,424
Amortization of intangibles	6,841	—	—	6,841

Operating income (loss)	21,699	27,117	—	48,816
Interest expense	(13,742)	(17,321)	—	(31,063)
Investment income and other	(3,194)	697	—	(2,497)

Income (loss) before taxes and minority interests	4,763	10,493	—	15,256
Benefit (provision) for taxes	1,140	(3,606)	—	(2,466)

Income (loss) before minority interests	5,903	6,887	—	12,790
Minority interests	8,100	—	—	8,100

Income from continuing operations	14,003	6,887	—	20,890
Discontinued operations, net of tax and minority interests	(5,086)	—	—	(5,086)

Net income	8,917	6,887	—	15,804
Minority interest on preferred securities of subsidiary trusts	(6,100)	(1,374)	—	(7,474)
Dividends on cumulative preferred stock	(48)	—	—	(48)

Earnings on common stock	$2,769	$5,513	$—	$8,282

Income Statement Consolidating Schedule
Six Months Ended June 30, 2002
(in thousands)

	Parent and Consolidated Subsidiaries	NW Energy LLC	Eliminations	Total
Operating Revenues	$747,736	$248,029	$—	$995,765
Cost of Sales	448,291	83,140	—	531,431

Gross Margin	299,445	164,889	—	464,334
Selling, general, & administrative	234,191	86,790	—	320,981
Depreciation	25,184	20,775	—	45,959
Amortization of intangibles	13,930	—	—	13,930

Operating income (loss)	26,140	57,324	—	83,464
Interest expense	(22,290)	(30,459)	—	(52,749)
Investment income and other	(2,925)	1,122	—	(1,803)

Income (loss) before taxes and minority interests	925	27,987	—	28,912
Benefit (provision) for taxes	3,037	(10,114)	—	(7,077)

Income (loss) before minority interests	3,962	17,873	—	21,835
Minority interests	23,014	—	—	23,014

Income from continuing operations	26,976	17,873	—	44,849
Discontinued operations, net of tax and minority interests	(45,086)	—	—	(45,086)

Income (loss) on extraordinary item	(18,110)	17,873	—	(237)
Extraordinary item, net of tax $7,241	(13,447)	—	—	(13,447)

Net income (loss)	(31,557)	17,873	—	(13,684)
Minority interest on preferred securities of subsidiary trusts	(11,410)	(2,289)	—	(13,699)
Dividends on cumulative preferred stock	(96)	—	—	(96)

Earnings (loss) on common stock	$(43,063)	$15,584	$—	$(27,479)

5.    Supplement Guarantor Financial Information (Continued)

Balance Sheet Consolidating Schedules
June 30, 2002
(in thousands)

	Parent and Consolidated Subsidiaries	NW Energy LLC	Eliminations	Total
Assets
Cash	$40,618	$39,099	$—	$79,717
Accounts receivable, net	327,130	51,991	—	379,121
Accounts receivable, related	(42,125)	42,125	—	—
Inventories	61,395	13,663	—	75,058
Other	69,045	19,086	—	88,131
Current assets of discontinued operations	45,408	—	—	45,408

Total current assets	501,471	165,964	—	667,435

Property, plant and equipment, net	498,820	1,283,856	—	1,782,676
Goodwill and other intangibles assets, net	653,042	7,318	—	660,360
Other:
Investments	66,742	26,757	—	93,499
Investments, related	594,225	—	(594,225)	—
Other	114,948	97,146	—	212,094
Noncurrent assets of discontinued operations	673,461	—	—	673,461

Total assets	$3,102,709	$1,581,041	$(594,225)	$4,089,525

Liabilities and Shareholders' Equity
Current maturities of long-term debt	$155,000	$18,933	$—	$173,933
Current maturities of long-term debt, nonrecourse	7,125	—	—	7,125
Short-term debt, nonrecourse	130,350	—	—	130,350
Accounts payable	71,999	27,049	—	99,048
Accrued expenses	259,350	154,498	—	413,848
Current liabilities of discontinued operations	87,321	—	—	87,321

Total current liabilities	711,145	200,480	—	911,625

Long-term debt	971,585	425,329	—	1,396,914
Long-term debt of subsidiaries, nonrecourse	36,933	—	—	36,933
Other noncurrent liabilities	73,181	295,951	—	369,132
Noncurrent liabilities & minority interests of discontinued operations	632,481	—	—	632,481

Total liabilities	2,425,325	921,760	—	3,347,085

Minority interests	11,106	—	—	11,106
Preferred stock, 4 1/2% series	2,600	—	—	2,600
Redeemable preferred stock, 6 1/2% series	1,150	—	—	1,150
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	305,250	65,000	—	370,250

	309,000	65,000	—	374,000

Shareholders' equity:
Common stock	47,942	—	—	47,942
Paid-in capital	240,891	—	—	240,891
Treasury stock	(3,500)	—	—	(3,500)
Retained earnings	67,432	594,225	(594,225)	67,432
Accumulated other comprehensive income (loss)	4,513	56	—	4,569

Total shareholders' equity	357,278	594,281	(594,225)	357,334

Total liabilities and shareholders' equity	$3,102,709	$1,581,041	$(594,225)	$4,089,525

Cash Flow Statement Consolidating Schedule
Six Months Ended June 30, 2002
(in thousands)

	Parent and Consolidated Subsidiaries	NW Energy LLC	Eliminations	Total
Operating Activities
Net income (loss)	$(29,268)	$15,584	$—	$(13,684)
Items not affecting cash:
Depreciation and amortization	39,114	20,775	—	59,889
Loss on discontinued operations	45,086	—	—	45,086
Extraordinary item, net of taxes	13,447	—	—	13,447
Deferred income taxes	(6,457)	8,385	—	1,928
Minority interests in net losses of consolidated subsidiaries	(23,014)	—	—	(23,014)
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	(62,794)	25,715	—	(37,079)
Inventories	17,609	4,124	—	21,733
Other current assets	2,936	6,826	—	9,762

Accounts payable	(51,535)	5,224	—	(46,311)

Accrued expenses	48,698	(24,452)	—	24,246
Change in noncurrent assets and liabilities	(877)	(10,129)	—	(11,006)
Other, net	12,106	167	—	12,273
Change in net assets of discontinued operations	(2,654)	—	—	(2,654)

Cash flows provided by operating activities	2,397	52,219	—	54,616
Investment Activities:
Property, plant and equipment additions	(7,454)	(14,295)	—	(21,749)
Proceeds from sale of assets	22,441	—	—	22,441
Sale (purchase) of noncurrent investments and assets, net	(12,431)	(210)	—	(12,641)
Acquisitions and growth expenditures, net of cash received	(656,006)	96,097	—	(559,909)

Cash flows used in investing activities	(653,450)	81,592	—	(571,858)

Financing Activities:
Dividends on common and preferred stock	(17,492)	—	—	(17,492)
Minority interest on preferred securities of subsidiary trusts	(13,699)	—	—	(13,699)
Advances from (to) related parties	92,703	(92,703)	—	—
Issuance of long-term debt	719,118	—	—	719,118
Issuance of preferred securities of subsidiary trusts	117,750	—	—	117,750
Repayment of long-term debt	—	(2,009)	—	(2,009)
Line of credit (repayments) borrowings, net	(132,000)	—	—	(132,000)
Financing costs	(34,194)	—	—	(34,194)
Subsidiary repurchase of minority interests	(15,660)	—	—	(15,660)
Issuance (repayment) of subsidiary debt, net	(69,891)	—	—	(69,891)
Proceeds from termination of hedge	7,878	—	—	7,878

Cash flows provided by (used in) financing activities	654,513	(94,712)	—	559,801

Increase (Decrease) in Cash and Cash Equivalents	3,460	39,099	—	42,559
Cash and cash equivalents, beginning of period	37,158	—	—	37,158

Cash and cash equivalents, end of period	$40,618	$39,099	$—	$79,717

6.    Extraordinary Item

      In March 2002, the Corporation retired the $720.0 million term loan, due February 2003, that was used for interim financing for the acquisition of The Montana Power Company's energy distribution and transmission business. The recognition of deferred costs related to the interim financing resulted in an extraordinary loss of $13.4 million, net of related income taxes of $7.2 million, or $(0.49) basic and diluted earnings per share.

        SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, with technical corrections," was issued in April 2002. SFAS No. 145 is effective for all fiscal years beginning after May 15, 2002.

        SFAS No. 145 eliminates the requirements to classify all gains and losses associated with debt extinguishments as extraordinary items. The Corporation will adopt SFAS No. 145 on January 1, 2003 and the extraordinary loss described above will be reclassified to interest expense in the comparative Consolidated Statements of Income.

7.    Sale-leaseback Transaction

        In May 2002, Blue Dot, under sale-leaseback agreements, sold certain vehicles with a net book value of $16.2 million for $22.2 million cash. The gain of $6.0 million is being amortized over the terms of the leases. At June 30, 2002, the unamortized portion of the deferred gain of $5.7 million was included in other noncurrent liabilities.

8.    Comprehensive Income (Loss)

        The Financial Accounting Standards Board defines comprehensive income as all changes to the equity of a business enterprise during a period, except for those resulting from transactions with owners. For example, dividend distributions are excepted. Comprehensive income consists of net income and other comprehensive income. Net income may include such items as income from continuing operations, discontinued operations, extraordinary items, and cumulative effects of changes in accounting principles. Other comprehensive income may include foreign currency translations, adjustments of minimum pension liability, and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income (loss) is calculated as follows (in thousands):

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Net Income (Loss)	$15,804	$10,780	$(13,684)	$29,169
Other comprehensive income, net of tax:
Unrealized gain (loss) on investments	365	881	390	(255)
Gain on termination of hedge	—	—	5,121	—
Amortization of hedge gain	(160)	—	(209)	—
Foreign currency translation	58	—	54	—

Comprehensive Income (Loss)	$16,067	$11,661	$(8,328)	$28,914

9.    Restructuring Reserve

        The Corporation recognized a restructuring charge of $24.9 million in the fourth quarter of 2001 relating to the Corporation's Operational Excellence Initiative which is targeting selling, general and administrative cost reductions of approximately $150 million. The Board of Directors approved this initiative in November 2001. At December 31, 2001, $19.3 million remained as part of Accrued

Expenses on the Consolidated Balance Sheet. The activity in the restructuring reserve was as follows for the period ended June 30, 2002:

	December 31, 2001	Payments	June 30, 2002
Employee termination benefits	$11,932	$(5,572)	$6,360
Facilities	4,745	(1,022)	3,723
Other	2,662	(2,662)	—

	$19,339	$(9,256)	$10,083

10.    Segment Information

        For the purpose of providing segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Corporation's principal business segments are its electric, natural gas, communications and HVAC operations. The "All Other" category primarily consists of our other miscellaneous service activities which are not included in the other identified segments together with unallocated corporate costs and any reconciling or eliminating amounts.

        The accounting policies of the operating segments are the same as the parent except that the parent allocates some of its operating expenses and interest expense to the operating segments according to a methodology designed by management for internal reporting purposes and involves estimates and assumptions. Financial data for the business segments are as follows (in thousands):

	Three Months Ended June 30, 2002
	Total Parent Company
	Total Electric and Natural Gas	All Other	Total Parent Company	Communications	HVAC	Total
Operating Revenues	$175,066	$12,536	$187,602	$210,275	$117,775	$515,652
Cost of Sales	66,544	4,335	70,879	116,665	74,196	261,740

Gross Margin	108,522	8,201	116,723	93,610	43,579	253,912
Selling, general, & administrative	57,660	7,108	64,768	68,721	39,342	172,831
Depreciation	15,833	731	16,564	7,075	1,785	25,424
Amortization of intangibles	—	11	11	6,791	39	6,841

Operating income (loss)	35,029	351	35,380	11,023	2,413	48,816
Interest expense	(20,081)	(2,938)	(23,019)	(8,011)	(33)	(31,063)
Investment income and other	842	(3,490)	(2,648)	127	24	(2,497)

Income (loss) before taxes and minority interests	15,790	(6,077)	9,713	3,139	2,404	15,256
Benefit (provision) for taxes	(5,621)	5,890	269	(1,775)	(960)	(2,466)

Income (loss) before minority interests	$10,169	$(187)	$9,982	$1,364	$1,444	$12,790

Total Assets	$1,933,763	$215,457	$2,149,220	$833,032	$397,922	$3,380,174

Maintenance Capital Expenditures	$8,505	$114	$8,619	$793	$1,905	$11,317

	Three Months Ended June 30, 2001
	Total Parent Company
	Total Electric and Natural Gas	All Other	Total Parent Company	Communications	HVAC	Total
Operating Revenues	$59,704	$4,202	$63,906	$301,267	$111,673	$476,846
Cost of Sales	29,581	2,682	32,263	186,924	68,821	288,008

Gross Margin	30,123	1,520	31,643	114,343	42,852	188,838
Selling, general, & administrative	13,081	5,246	18,327	116,355	36,044	170,726
Depreciation	4,084	438	4,522	2,890	2,327	9,739
Amortization of intangibles	—	111	111	9,735	1,762	11,608

Operating income (loss)	12,958	(4,275)	8,683	(14,637)	2,719	(3,235)
Interest expense	(2,154)	(4,642)	(6,796)	(3,736)	(1,157)	(11,689)
Investment income and other	140	1,009	1,149	453	73	1,675

Income (loss) before taxes and minority interests	10,944	(7,908)	3,036	(17,920)	1,635	(13,249)
Benefit (provision) for taxes	(3,699)	1,246	(2,453)	—	(1,328)	(3,781)

Income (loss) before minority interests	$7,245	$(6,662)	$583	$(17,920)	$307	$(17,030)

Total Assets	$349,468	$137,777	$487,245	$765,474	$382,350	$1,635,069

Maintenance Capital Expenditures	$3,232	$78	$3,310	$3,986	$2,626	$9,922

		Three Months Ended June 30
	2002		2001
	Electric	Natural Gas	Electric	Natural Gas
Operating Revenues	$121,406	$53,660	$30,169	$29,535
Cost of Sales	39,544	27,000	5,461	24,120

Gross Margin	81,862	26,660	24,708	5,415
Selling, general & administrative	43,820	13,840	9,417	3,664
Depreciation	12,726	3,107	3,212	872

Operating Income	$25,316	$9,713	$12,079	$879

	Six Months Ended June 30, 2002
	Total Parent Company
	Total Electric and Natural Gas	All Other	Total Parent Company	Communications	HVAC	Total
Operating Revenues	$348,646	$22,681	$371,327	$412,180	$212,258	$995,765
Cost of Sales	146,123	9,954	156,077	241,415	133,939	531,431

Gross Margin	202,523	12,727	215,250	170,765	78,319	464,334
Selling, general, & administrative	95,156	13,635	108,791	137,220	74,970	320,981
Depreciation	28,548	1,434	29,982	11,569	4,408	45,959
Amortization of intangibles	—	18	18	13,686	226	13,930

Operating income (loss)	78,819	(2,360)	76,459	8,290	(1,285)	83,464
Interest expense	(32,307)	(6,323)	(38,630)	(13,985)	(134)	(52,749)
Investment income and other	1,125	(3,091)	(1,966)	126	37	(1,803)

Income (loss) before taxes and minority interests	47,637	(11,774)	35,863	(5,569)	(1,382)	28,912
Benefit (provision) for taxes	(17,423)	9,520	(7,903)	432	394	(7,077)

Income (loss) before minority interests	$30,214	$(2,254)	$27,960	$(5,137)	$(988)	$21,835

Total Assets	$1,933,763	$215,457	$2,149,220	$833,032	$397,922	$3,380,174

Maintenance Capital Expenditures	$17,341	$204	$17,545	$1,235	$2,969	$21,749

	Six Months Ended June 30, 2001
	Total Parent Company
	Total Electric and Natural Gas	All Other	Total Parent Company	Communications	HVAC	Total
Operating Revenues	$165,384	$7,686	$173,070	$570,064	$211,304	$954,438
Cost of Sales	101,220	4,974	106,194	372,932	131,330	610,456

Gross Margin	64,164	2,712	66,876	197,132	79,974	343,982
Selling, general, & administrative	24,843	10,885	35,728	236,860	70,953	343,541
Depreciation	8,131	929	9,060	5,206	4,461	18,727
Amortization of intangibles	—	140	140	18,409	3,502	22,051

Operating income (loss)	31,190	(9,242)	21,948	(63,343)	1,058	(40,337)
Interest expense	(4,357)	(11,118)	(15,475)	(6,094)	(2,513)	(24,082)
Investment income and other	166	2,251	2,417	301	135	2,853

Income (loss) before taxes and minority interests	26,999	(18,109)	8,890	(69,136)	(1,320)	(61,566)
Benefit (provision) for taxes	(9,223)	4,534	(4,689)	17,461	(879)	11,893

Income (loss) before minority interests	$17,776	$(13,575)	$4,201	$(51,675)	$(2,199)	$(49,673)

Total Assets	$349,468	$137,777	$487,245	$765,474	$382,350	$1,635,069

Maintenance Capital Expenditures	$5,961	$245	$6,206	$9,615	$4,665	$20,486

	Six Months Ended June 30
	2002		2001
	Electric	Natural Gas	Electric	Natural Gas
Operating Revenues	$216,742	$131,904	$59,530	$105,854
Cost of Sales	71,160	74,963	10,785	90,435

Gross Margin	145,582	56,941	48,745	15,419
Selling, general & administrative	71,525	23,631	16,904	7,939
Depreciation	22,903	5,645	6,424	1,707

Operating Income	$51,154	$27,665	$25,417	$5,773

11.    New Accounting Standards

        SFAS No. 141, "Business Combinations," issued in June 2001, requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, it requires that all identifiable intangible assets be separately recognized and the purchase price allocated accordingly, which will result in the recognition, in some instances, of substantially more categories of intangibles.

        SFAS No. 142, "Goodwill and Other Intangible Assets," was also issued in June 2001 and eliminates amortization of goodwill and allows amortization of other intangibles only if the assets have a finite, determinable life. At adoption, and at least annually thereafter, companies must also perform an impairment analysis of intangible assets at the reporting unit level, to determine whether the carrying value exceeds the fair value of the assets. In instances where the carrying value is more than the fair value of the asset, an impairment loss must be recognized. Subsequent reversal of a previously recognized impairment loss is prohibited. SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001, with early application permitted in some instances for entities with fiscal years beginning after March 15, 2001.

        The Corporation adopted the provision effective January 1, 2002 and retained a third party to assist the Corporation in the analysis of fair value for compliance with SFAS No. 142 and determined no impairment charge was necessary. Intangibles assets consist of the following at June 30, 2002 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Other	$236,404	$(71,317)	$165,087
Unamortized intangible assets:
Goodwill	458,234	(31,558)	426,676
Other, primarily Dealer Agreements	72,446	(3,849)	68,597

Total Intangible Assets	$767,084	$(106,724)	$660,360

        The excess of the cost of businesses acquired over the fair value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill. Other amortized intangibles primarily consist of maintenance contracts, customer lists, and assembled workforce resulting from an asset acquisition, which are amortized over their estimated periods of benefit. The weighted average amortization period for these other intangible assets is 11 years.

        Intangible asset amortization expense for the quarter and six months ended June 30, 2002 was $6.8 million and $13.9 million, respectively. Estimated amortization expense for each year 2002 - 2006, is $32.9 million, $32.8 million, $29.6 million, $18.8 million and $14.1 million.

        The changes in the carrying amount of goodwill for the six months ended June 30, 2002 are as follows (in thousands):

	Communications	HVAC	All Other	Total
Balance as of December 31, 2001	$141,908	$259,443	$4,383	$405,734
Goodwill acquired	—	13,524	7,418	20,942

Balance as of June 30, 2002	$141,908	$272,967	$11,801	$426,676

        The following tables present a reconciliation of net income and earnings per share as reported net of taxes and minority interest, to adjusted amounts which included the impact of the adoption of SFAS 142 for all periods presented.

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
Reported earnings (losses) on common stock	$8,282	$9,082	$(27,479)	$25,773
Add: Goodwill amortization, net of taxes and minority interests	—	1,132	—	2,252

Adjust earnings (losses)	$8,282	$10,214	$(27,469)	$28,025

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Basic earnings (losses) per share	$0.30	$0.38	$(1.01)	$1.09
Add: Goodwill amortization, net of taxes and minority interests	—	0.05	—	0.10

Adjust basic earnings (losses) per share	$0.30	$0.43	$(1.01)	$1.19

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Diluted earnings (losses) per share	$0.30	$0.38	$(1.01)	$1.08
Add: Goodwill amortization, net of taxes and minority interests	—	0.05	—	0.10

Diluted earnings (losses) per share	$0.30	$0.43	$(1.01)	$1.18

12.    Reclassifications

        Certain 2001 amounts have been reclassified to conform to the 2002 presentation. Such reclassifications have no impact on net income or shareholders' equity as previously reported.

13.    Earnings per Share

        Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants.

The following table presents the shares used in computing the basic and diluted earnings per share for 2002 and 2001:

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Average Common Shares Outstanding For Basic Computation	27,396,762	23,669,337	27,396,762	23,551,734
Dilutive Effect of:
Stock Options	693	80,435	947	77,586
Stock Warrants	—	11,907	—	111,726

Average Common Shares Outstanding For Diluted Computation	27,397,455	23,761,679	27,397,709	23,741,046

        Certain outstanding antidilutive options and warrants have been excluded from the earnings per share calculation. These options and warrants total 2,659,981 and 487,831 for the quarters ended June 30, 2002 and 2001. For the six months ended June 30, 2002 and 2001, these options and warrants total 2,659,981 and 487,831, respectively.

14.    Environmental Liabilities

        In connection with the acquisition of NorthWestern Energy, L.L.C. ("NorthWestern Energy LLC"), which held the energy distribution and transmission business of The Montana Power Company, the Corporation assumed the following environmental obligations:

        The U.S. Environmental Protection Agency (the "EPA"), identified the Milltown Reservoir, which sits behind a hydroelectric dam the Corporation acquired in connection with the acquisition of NorthWestern Energy LLC, on its Superfund National Priority List in 1983 as a result of the collection of toxic heavy metals in the silts. The Atlantic Richfield Company ("ARCO") has been named as the party with responsibility for completing the remedial investigation and feasibility studies and conducting site cleanup, under the EPA's direction. The former owner of NorthWestern Energy LLC did not undertake any direct responsibility in that regard, in light of a special statutory exemption from liability under CERCLA in relation to the Milltown Dam. By virtue of its acquisition of The Montana Power Corporation's utility business and the dam, NorthWestern Energy LLC succeeded to similar protection under this statutory exception. ARCO has argued that the former owner of NorthWestern Energy LLC should be considered a Potentially Responsible Party ("PRP") and has threatened to challenge its exempt status. ARCO and the former owner of NorthWestern Energy LLC entered into a settlement agreement to limit the former owner's and now NorthWestern Energy LLC's potential liability, costs and ongoing operating expenditures, provided that the EPA selects a remedy that leaves the dam and sediments in place in its final Record of Decision. The final Record of Decision is not expected to be issued until late 2002 or early 2003. Depending on the outcome of that decision, the Corporation may be required to defend its exempt position. There can be no assurance that the Corporation will not incur costs or liabilities associated with the Milltown Dam site in the future, some of which could be significant. The Corporation has established a reserve of approximately $20.0 million at June 30, 2002, primarily for liabilities related to the Milltown Dam and other environmental liabilities. To the extent NorthWestern Energy LLC's liabilities are greater than this reserve, its financial condition and results of operations could be adversely affected.

        Under the terms of the acquisition of NorthWestern Energy LLC, the Corporation assumed the first $50 million of NorthWestern Energy LLC's pre-closing environmental liabilities, including these retained environmental liabilities. Touch America Holdings, Inc. assumed the next $25 million in costs. The Corporation and Touch America Holdings, Inc. agreed to equally split costs that fall between $75 and $150 million. An evaluation of the potential liability under the contract was performed and the Corporation recognized a liability in the amount of $5.1 million.

        Environmental laws and regulations require the Corporation to incur certain costs, which could be substantial, to operate existing facilities, construct and operate new facilities and mitigate or remove the effect of past operations on the environment. Governmental regulations establishing environmental protection standards are continually evolving, and, therefore, the character, scope, cost and availability of the measures the Corporation may be required to take to ensure compliance with evolving laws or regulations cannot be accurately predicted. However, the Corporation believes that an appropriate amount of costs have been accrued and potential costs related to such environmental regulation and cleanup requirements are timely estimated and recorded. The Corporation does not expect these costs to have a material adverse effect on its consolidated financial position, ongoing operations, or cash flows.

15.    Commitments

        The Corporation has provided guarantees for various credit facilities of majority owned subsidiaries, totaling $127.5 million. At June 30, 2002, $95.2 million outstanding under these facilities was subject to guaranty by the Corporation.

$720,000,000

Offer to Exchange

7 7/8% Senior Notes due 2007 and
8 3/4% Senior Notes due 2012,
which have been registered under
the Securities Act of 1933,
for any and all outstanding
7 7/8% Senior Notes due 2007 and
8 3/4% Senior Notes due 2012, respectively,
which have not
been registered under
the Securities Act of 1933,
of

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TABLE OF CONTENTS
INCORPORATION BY REFERENCE
SUMMARY
NORTHWESTERN CORPORATION
RECENT DEVELOPMENTS
THE EXCHANGE OFFER
SUMMARY TERMS OF NEW NOTES
RATIO OF EARNINGS TO FIXED CHARGES
RISK FACTORS
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED HISTORICAL FINANCIAL INFORMATION
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
NORTHWESTERN CORPORATION UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME (In Thousands, Except for Per Share Amounts)
NORTHWESTERN CORPORATION NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
DESCRIPTION OF NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
NORTHWESTERN CORPORATION CONSOLIDATED STATEMENTS OF INCOME
NORTHWESTERN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
NORTHWESTERN CORPORATION CONSOLIDATED BALANCE SHEETS
NORTHWESTERN CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIVE-YEAR FINANCIAL SUMMARY
NORTHWESTERN CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In Thousands, Except Per Share Amounts)
NORTHWESTERN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In Thousands)
NORTHWESTERN CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited)
NORTHWESTERN CORPORATION NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS